     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 4, 1995

                                                               FILE NO. 33-55513
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
             (Exact name of registrant as specified in its charter)

          OHIO                              4911                           34-0150020
    (State or other                  (Primary Standard                  (I.R.S. Employer
     jurisdiction of                     Industrial                  Identification Number)
    incorporation or                Classification Code
      organization)                       Number)

            55 PUBLIC SQUARE, CLEVELAND, OHIO 44113, (216) 622-9800 (address, including ZIP code, and telephone number, including area code, of registrant's principal executive office)

                           E. LYLE PEPIN, CONTROLLER
                        C/O CENTERIOR ENERGY CORPORATION
                                P. O. BOX 94661
                           CLEVELAND, OHIO 44101-4661
                                 (216) 447-3100
 (name, address, including ZIP code, and telephone number, including area code, of agent for service)

     Approximate date of commencement of proposed exchange of securities is upon consummation of the Merger described herein.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

                ------------------------------------------------


     Amending the Joint Proxy Statement and Prospectus and filing Exhibits 12(a)(2), 12(b)(2), 12(c)(2), 23(a)(1) and 23(b)(1).



- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATIONS S-K


                 FORM S-4 -- ITEM NO. AND CAPTION                  PROSPECTUS/PROXY STATEMENT
          ----------------------------------------------   -------------------------------------------
     1.   Forepart of Registration Statement and Outside   Facing Page of Registration Statement;
          Front Cover Page of Prospectus                   Cross Reference Sheet; Cover Page of
                                                           Prospectus
     2.   Inside Front and Outside Back Cover Pages of     Available Information; Incorporation by
          Prospectus                                       Reference; Table of Contents
     3.   Risk Factors, Ratio of Earnings to Fixed         Summary of Joint Proxy Statement and
          Charges and Other Information                    Prospectus
     4.   Terms of the Transaction                         The Merger; Legal Opinions; Incorporation
                                                           by Reference; Description of Cleveland
                                                           Electric Capitalization; Amendment of
                                                           Cleveland Electric Amended Articles
     5.   Pro Forma Financial Information                  Combined Pro Forma Financial Information
     6.   Material Contacts with the Company Being         Relationships Between Cleveland Electric
          Acquired                                         and Toledo Edison
     7.   Additional Information Required for Reoffering   Not Applicable
          by Persons and Parties Deemed to be
          Underwriters
     8.   Interests of Named Experts and Counsel           Not Applicable
     9.   Disclosure of Commission Position on             Indemnification of Cleveland Electric's
          Indemnification for Securities Act Liabilities   Officers and Directors
    10.   Information with Respect to S-3 Registrants      Not Applicable
    11.   Incorporation of Certain Information by          Not Applicable
          Reference
    12.   Information with Respect to S-2 or S-3           The Merger; Combined Pro Forma Financial
          Registrants                                      Information; Description of Cleveland
                                                           Electric's Business; Management's Financial
                                                           Analysis of Cleveland Electric; Financial
                                                           Statements of Cleveland Electric;
                                                           Relationships Between Cleveland Electric
                                                           and Toledo Edison
    13.   Incorporation of Certain Information by          Incorporation by Reference
          Reference
    14.   Information with Respect to Registrants Other    Not Applicable
          Than S-3 or S-2 Registrants
    15.   Information with Respect to S-3 Companies        Not Applicable
    16.   Information with Respect to S-2 or S-3           The Merger; Combined Pro Forma Financial
          Companies                                        Information; Description of Toledo Edison's
                                                           Business; Management's Financial Analysis
                                                           of Toledo Edison; Financial Statements of
                                                           Toledo Edison; Relationships Between
                                                           Cleveland Electric and Toledo Edison
    17.   Information with Respect to Companies Other      Not Applicable
          Than S-3 or S-2 Companies
    18.   Information if Proxies, Consents or              The Cleveland Electric Special Meeting; The
          Authorizations are to be Solicited               Toledo Edison Special Meeting; Management
                                                           of Cleveland Electric and Toledo Edison;
                                                           Incorporation by Reference
    19.   Information if Proxies, Consents or              Not Applicable
          Authorizations are not to be Solicited or in
          an Exchange Offer

                    [CLEVELAND ELECTRIC LETTERHEAD PASTEUP]


Robert J. Farling
Chairman and Chief
Executive Officer


                                                             April 12, 1995


Dear Preferred Stock Share Owner:


     Attached is your copy of the Joint Proxy Statement and Prospectus and Notice of Special Meeting of the preferred stock share owners of The Cleveland Electric Illuminating Company. The meeting will be held on June 14, 1995, at 3:30 p.m., at the offices of Centerior Energy Corporation, 6200 Oak Tree Boulevard, Independence, Ohio.



     The purpose of the Special Meeting is to seek your approval of new Amended Articles of Incorporation of the Company. The new Amended Articles would increase the number of authorized shares of the Company's preferred stock which is necessary to carry out the merger of The Toledo Edison Company with and into your Company and to provide flexibility to raise funds in the future through the sale of preferred stock. If the merger is consummated, Toledo Edison preferred stock will be exchanged for the Company's preferred stock. The merger also requires the approval of the preferred stock share owners of Toledo Edison. Toledo Edison will also hold a meeting of its preferred stock share owners on June 14, 1995 to consider the proposed merger. If the merger is consummated, each share of Company preferred stock will continue to remain outstanding without any change in its terms.


     As subsidiaries of Centerior, the Company and Toledo Edison essentially operate as one company since there is common management and control of operations. Your Board of Directors believes the proposed merger is in your best interest because it will enable the companies to achieve additional benefits including further cost reductions.

     Your Board of Directors unanimously recommends that you vote FOR the proposal.

     I urge you to read the Joint Proxy Statement and Prospectus, particularly the summary beginning on page 6. The Joint Proxy Statement and Prospectus more fully explains the reasons for the merger, actions necessary to consummate the merger, certain information concerning the Company and Toledo Edison and other pertinent details. The Joint Proxy Statement and Prospectus also constitutes the Prospectus for the preferred stock shares of the Company to be issued to the preferred stock share owners of Toledo Edison.

     The proposed merger is extremely important to you as a share owner. Therefore, I urge you to give your immediate attention to the proposal. Please sign and date the enclosed proxy card and return it promptly in the postage-paid envelope provided to help us obtain the votes needed to conduct business at the meeting.

     Your support is appreciated.

                                             Sincerely,

                                             /s/ Robert J. Farling

                                             Robert J. Farling

A Centerior Energy Company

                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

           NOTICE OF SPECIAL MEETING OF PREFERRED STOCK SHARE OWNERS


                                                                  April 12, 1995


To the Preferred Stock Share Owners of
The Cleveland Electric Illuminating Company:


     A special meeting of the Preferred Stock Share Owners of The Cleveland Electric Illuminating Company will be held at the offices of Centerior Energy Corporation, 6200 Oak Tree Boulevard, Independence, Ohio, on June 14, 1995 at 3:30 p.m., Cleveland time, for the purpose of voting upon the proposal to approve the Amended Articles of Incorporation of The Cleveland Electric Illuminating Company. Holders of record of Preferred Stock at the close of business on April 19, 1995 will be entitled to vote at the meeting.


     EVIDENCE OF OWNERSHIP OF PREFERRED STOCK AS OF THE RECORD DATE STATED ABOVE WILL BE REQUIRED FOR ADMITTANCE TO THE MEETING.

                                             By Order of the Board of Directors,

                                             Janis T. Percio, Secretary

[TOLEDO EDISON LETTERHEAD PASTEUP]

                                                           Robert J. Farling
                                                           Chairman and Chief
                                                           Executive Officer


                                                             April 12, 1995


Dear Preferred Stock Share Owner:


     Attached is your copy of the Joint Proxy Statement and Prospectus and Notice of Special Meeting of the preferred stock share owners of The Toledo Edison Company. The meeting will be held on June 14, 1995, at 4:30 p.m., at the offices of Centerior Energy Corporation, 6200 Oak Tree Boulevard, Independence, Ohio.



     The purpose of the Special Meeting is to seek your approval of the Agreement of Merger between your Company and The Cleveland Electric Illuminating Company. The merger would result in your Company merging with and into Cleveland Electric. Cleveland Electric also will hold a meeting of its preferred stock share owners on June 14, 1995 to approve an increase in the number of authorized shares of Cleveland Electric preferred stock and new Amended Articles of Incorporation which is necessary to carry out the merger.


     If the merger is consummated, Company preferred stock will be exchanged for Cleveland Electric preferred stock. Terms of each series of new Cleveland Electric stock into which the Company's preferred stock is to be converted will have the same terms as the Company's preferred stock to be converted with respect to dividend rate and payment dates; voluntary redemption provisions and prices; liquidation, dissolution or winding up preferences; and sinking fund provisions.

     As subsidiaries of Centerior, the Company and Cleveland Electric essentially operate as one company since there is common management and control of operations. Your Board of Directors believes the proposed merger is in your best interest because it will enable the companies to achieve additional benefits including further cost reductions.

     Your Board of Directors unanimously recommends that you vote FOR the proposal.

     I urge you to read the Joint Proxy Statement and Prospectus, particularly the summary beginning on page 6. The Joint Proxy Statement and Prospectus more fully explains the reasons for the merger, actions necessary to consummate the merger, certain information concerning the Company and Cleveland Electric and other pertinent details. The Joint Proxy Statement and Prospectus also constitutes the Prospectus for the preferred stock shares of Cleveland Electric to be issued to the preferred stock share owners of the Company.

     The proposed merger is extremely important to you as a share owner. Therefore, I urge you to give your immediate attention to the proposal. Please sign and date the enclosed proxy card and return it promptly in the postage-paid envelope provided to help us obtain the votes needed to conduct business at the meeting.

     Your support is appreciated.

                                             Sincerely,

                                             /s/ Robert J. Farling

                                             Robert J. Farling


A Centerior Energy Company

                           THE TOLEDO EDISON COMPANY

           NOTICE OF SPECIAL MEETING OF PREFERRED STOCK SHARE OWNERS


                                                                  April 12, 1995


To the Preferred Stock Share Owners of
The Toledo Edison Company:


     A special meeting of the Preferred Stock Share Owners of The Toledo Edison Company will be held at the offices of Centerior Energy Corporation, 6200 Oak Tree Boulevard, Independence, Ohio, on June 14, 1995 at 4:30 p.m., Cleveland time, for the purpose of voting upon the proposal to approve the Agreement of Merger between the Company and The Cleveland Electric Illuminating Company. Holders of record of Preferred Stock at the close of business on April 19, 1995 will be entitled to vote at the meeting.


     EVIDENCE OF OWNERSHIP OF PREFERRED STOCK AS OF THE RECORD DATE STATED ABOVE WILL BE REQUIRED FOR ADMITTANCE TO THE MEETING.

                                             By Order of the Board of Directors

                                             Janis T. Percio, Secretary

                             JOINT PROXY STATEMENT
                                       OF
                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
                                      AND
                           THE TOLEDO EDISON COMPANY
                            ------------------------

                                   PROSPECTUS
                                       OF
                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY


                 SPECIAL MEETINGS OF RESPECTIVE SHARE OWNERS OF
                  PREFERRED STOCK TO BE HELD ON JUNE 14, 1995



     This Joint Proxy Statement and Prospectus relates to the proposed merger ("Merger") of The Toledo Edison Company ("Toledo Edison"), an Ohio corporation, with and into The Cleveland Electric Illuminating Company ("Cleveland Electric"), an Ohio corporation, both of which are wholly owned subsidiaries of Centerior Energy Corporation ("Centerior"), and is being furnished to the Share Owners of Cumulative Preferred Stock of Toledo Edison ("Toledo Edison Preferred Stock") and Serial Preferred Stock of Cleveland Electric ("Cleveland Electric Preferred Stock") in connection with the solicitation of proxies by the Board of Directors of Toledo Edison ("Toledo Edison Board") and the Board of Directors of Cleveland Electric ("Cleveland Electric Board") for use at the special meetings of Toledo Edison Preferred Stock Share Owners ("Toledo Edison Special Meeting") and Cleveland Electric Preferred Stock Share Owners ("Cleveland Electric Special Meeting") to be held on June 14, 1995, and at any adjournment or postponement thereof.


     This Joint Proxy Statement and Prospectus constitutes a prospectus of Cleveland Electric filed as part of the Registration Statement (defined below) with respect to the issuance of the following shares of Cleveland Electric:

         up to 160,000 shares of Serial Preferred Stock, $4.25 Series U up to 50,000 shares of Serial Preferred Stock, $4.56 Series V up to 100,000 shares of Serial Preferred Stock, $4.25 Series W up to 100,000 shares of Serial Preferred Stock, $8.32 Series X up to 150,000 shares of Serial Preferred Stock, $7.76 Series Y up to 150,000 shares of Serial Preferred Stock, $7.80 Series Z up to 190,000 shares of Serial Preferred Stock, $10.00 Series AA up to 83,500 shares of Serial Preferred Stock, $9.375 Series BB up to 250,000 shares of Serial Preferred Stock, $8.84 Series CC up to 350,000 shares of Serial Preferred Stock, $9.46 Series DD up to 300,000 shares of Serial Preferred Stock, Adjustable Rate Series EE up to 300,000 shares of Serial Preferred Stock, Adjustable Rate Series FF up to 100,000 shares of Serial Preferred Stock, $11.24 Series GG all to be issued pursuant to the Agreement of Merger, dated as of April 12, 1994 ("Agreement"), between Cleveland Electric and Toledo Edison. A copy of the Agreement is attached to this Joint Proxy Statement and Prospectus as Appendix I and the form of the proposed Amended Articles of Incorporation of Cleveland Electric, the surviving corporation ("Amended Articles"), is included therein as Exhibit B thereto.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     No person is authorized to give any information or to make any representation not contained in this Joint Proxy Statement and Prospectus, and if given or made, such information or representation should not be relied upon as having been authorized. This Joint Proxy Statement and Prospectus does not constitute an offer to sell, or solicitation of an offer to purchase, the securities offered by this Joint Proxy Statement and Prospectus, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Joint Proxy Statement and Prospectus nor any distribution of the securities pursuant to this Joint Proxy Statement and Prospectus shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Joint Proxy Statement and Prospectus.


    THE DATE OF THIS JOINT PROXY STATEMENT AND PROSPECTUS IS APRIL 12, 1995.

                             AVAILABLE INFORMATION


     Cleveland Electric and Toledo Edison are subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act") and accordingly file reports and other information with the Securities and Exchange Commission ("SEC"). Such reports and other information filed with the SEC are available for inspection and copying at the public reference facilities maintained by the SEC at its principal office located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such documents also may be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office. In addition, such reports and other information concerning Cleveland Electric and Toledo Edison can be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and in the case of Toledo Edison, the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881, on which exchanges certain series of Cleveland Electric Preferred Stock and Toledo Edison Preferred Stock are listed.


     Cleveland Electric has filed with the SEC, under the Securities Act of 1933 ("Securities Act"), a Registration Statement on Form S-4 with respect to the shares of Cleveland Electric Preferred Stock issuable in connection with the Merger ("Registration Statement"). This Joint Proxy Statement and Prospectus does not contain all the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Such Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above.

                           INCORPORATION BY REFERENCE


     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. IN THE CASE OF BOTH CLEVELAND ELECTRIC AND TOLEDO EDISON, THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM JANIS T. PERCIO, SECRETARY, C/O CENTERIOR ENERGY CORPORATION, P. O. BOX 94661, CLEVELAND, OHIO 44101-4661, (216) 447-3100. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS ANY REQUEST SHOULD BE MADE BY JUNE 9, 1995.


     CLEVELAND ELECTRIC AND TOLEDO EDISON HEREBY UNDERTAKE TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS JOINT PROXY STATEMENT AND PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS REFERRED TO BELOW WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS JOINT PROXY STATEMENT AND PROSPECTUS INCORPORATES. REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO THE PERSON INDICATED ABOVE.

     The following documents, heretofore filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:

          1. The combined Annual Report on Form 10-K for the year ended December 31, 1994 filed by Centerior, Cleveland Electric and Toledo Edison ("Form 10-K").


             The reports of Arthur Andersen LLP on the financial statements and schedules of Cleveland Electric and Toledo Edison as of December 31, 1994 and for the three years then ended, included in the Form 10-K and incorporated by reference in this Registration Statement, include an explanatory paragraph that describes a change made in the method of accounting for postretirement benefits other than pensions in 1993, as discussed in Note 9 to each of the companies' financial statements.



     All documents filed by Cleveland Electric or Toledo Edison pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the dates of the Cleveland Electric Special Meeting and the Toledo Edison Special Meeting shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. All information appearing in this Joint Proxy Statement and Prospectus is qualified in its entirety by the detailed information and financial statements (including notes thereto) appearing in the documents incorporated by reference. Although the Form 10-K contains information and financial statements related to Centerior, such information shall not be deemed to be incorporated by reference herein.

                               TABLE OF CONTENTS


                                                                                      PAGE
                                                                                   ----------
AVAILABLE INFORMATION...........................................................         2
INCORPORATION BY REFERENCE......................................................         2
SUMMARY OF JOINT PROXY STATEMENT AND PROSPECTUS.................................         5
     The Companies..............................................................         5
     The Special Meetings.......................................................         5
     The Merger.................................................................         5
     Recommendation.............................................................         6
     Tax Consequences...........................................................         6
     Share Owner Matters........................................................         6
     Exchange of Certificates...................................................         7
     Regulatory Matters.........................................................         7
     Accounting Treatment.......................................................         7
     Market Information.........................................................         8
     Summary of Financial Information...........................................         9
INTRODUCTION....................................................................        11
THE SPECIAL MEETINGS............................................................        11
     The Cleveland Electric Special Meeting.....................................        11
     The Toledo Edison Special Meeting..........................................        12
THE MERGER......................................................................        13
     General....................................................................        13
     Reasons for the Merger.....................................................        13
     Recommendations of the Boards of Directors.................................        14
     Determination of Exchange Ratios...........................................        14
     The Agreement..............................................................        14
     Tax Consequences...........................................................        17
     Exchange of Certificates...................................................        18
     Regulatory Requirements....................................................        19
     Accounting Treatment.......................................................        20
     Dissenters' Rights.........................................................        20
     Stock Exchange Listing.....................................................        21
     Federal Securities Laws Consequences.......................................        21
COMBINED PRO FORMA FINANCIAL INFORMATION........................................        22
BUSINESSES OF THE COMPANIES.....................................................        26
     Description of Cleveland Electric's Business...............................        26
     Description of Toledo Edison's Business....................................        26
     Relationships Between Cleveland Electric and Toledo Edison.................        26
     Management of Cleveland Electric and Toledo Edison.........................        26
     Security Ownership of Certain Beneficial Owners and Management of Cleveland
      Electric and Toledo Edison................................................        26
AMENDMENT OF CLEVELAND ELECTRIC AMENDED ARTICLES................................        27
DESCRIPTION OF CLEVELAND ELECTRIC CAPITALIZATION................................        27
     General....................................................................        27
     Preferred Stock............................................................        28
     First Mortgage and First Mortgage Bonds....................................        29
     Subordinate Mortgage.......................................................        30
DESCRIPTION OF TOLEDO EDISON CAPITALIZATION.....................................        30
     General....................................................................        30
     Preferred Stock............................................................        30

                                                                                      PAGE
                                                                                   ----------


     First Mortgage and First Mortgage Bonds....................................        32
     Subordinate Mortgage.......................................................        32
SURVIVING CORPORATION SECURED DEBT OBLIGATIONS..................................        33
LEGAL OPINIONS..................................................................        33
EXPERTS.........................................................................        33
PROXY SOLICITATION EXPENSES.....................................................        34
INDEMNIFICATION OF CLEVELAND ELECTRIC'S DIRECTORS AND OFFICERS..................        34
1994 FINANCIAL STATEMENTS AND MANAGEMENT'S
  DISCUSSION AND ANALYSIS OF CLEVELAND ELECTRIC AND TOLEDO EDISON...............        35
INDEX TO APPENDICES.............................................................        78
APPENDIX I Agreement of Merger..................................................       I-1
APPENDIX II Statutory Dissenters' Rights........................................      II-1

                SUMMARY OF JOINT PROXY STATEMENT AND PROSPECTUS

     The following is a summary of certain important terms of the Merger and related information. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information appearing in this Joint Proxy Statement and Prospectus and the Appendices.

                                 THE COMPANIES

EXECUTIVE OFFICES AND MAILING ADDRESSES

     The mailing address of the principal executive offices of Cleveland Electric is P. O. Box 5000, Cleveland, Ohio 44101, and the telephone number is
(216) 622-9800. The mailing address of the principal executive offices of Toledo Edison is 300 Madison Avenue, Toledo, Ohio 43652, and the telephone number is
(419) 249-5000. The mailing address of the principal executive offices of Centerior is P.O. Box 94661, Cleveland, Ohio 44101, and the telephone number is
(216) 447-3100.

CLEVELAND ELECTRIC


     Cleveland Electric was incorporated under the laws of the State of Ohio in 1892 and is a public utility engaged primarily in the generation, purchase, transmission, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. Cleveland Electric serves approximately 747,000 customers and derives approximately 77% of its total electric retail revenue from customers outside the City of Cleveland. In 1994, nearly all of Cleveland Electric's operating revenues were derived from the sale of electric energy.


TOLEDO EDISON


     Toledo Edison was incorporated under the laws of the State of Ohio in 1901 and is a public utility engaged primarily in the generation, purchase, transmission, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. Toledo Edison serves approximately 287,000 customers and derives approximately 57% of its total electric retail revenue from customers outside the City of Toledo. In 1994, nearly all of Toledo Edison's operating revenues were derived from the sale of electric energy.


CENTERIOR

     Centerior is a public utility holding company incorporated under the laws of the State of Ohio in 1985 which is exempt from the Public Utility Holding Company Act of 1935 ("PUHCA"). Centerior owns 100% of the common stock of Cleveland Electric ("Cleveland Electric Common Stock"), Toledo Edison ("Toledo Edison Common Stock") and Centerior Service Company ("Centerior Service"), a subsidiary of Centerior that was incorporated under the laws of the State of Ohio in 1986 for the purpose of handling the administrative functions of Cleveland Electric and Toledo Edison.

                              THE SPECIAL MEETINGS


     The Cleveland Electric Special Meeting will be held at 3:30 p.m., Cleveland time, on June 14, 1995. The Toledo Edison Special Meeting will be held at 4:30 p.m., Cleveland time, on June 14, 1995. Both meetings will take place at the offices of Centerior, 6200 Oak Tree Boulevard, Independence, Ohio.


                                   THE MERGER

GENERAL

     The Agreement provides for the merger of Toledo Edison with and into Cleveland Electric. All of the outstanding Toledo Edison Common Stock will be converted into additional shares of Cleveland Electric Common Stock, the Toledo Edison Preferred Stock Share Owners will become Cleveland Electric Preferred

Stock Share Owners and all of the outstanding Cleveland Electric Common Stock following the Merger will be held by Centerior. The name of Cleveland Electric may be changed following consummation of the Merger.

EXCHANGE RATIO

     Each share of Toledo Edison $100 Par Value Preferred Stock outstanding immediately prior to the Merger will, upon consummation of the Merger, be converted into one share of Cleveland Electric Preferred Stock. Each share of Toledo Edison $25 Par Value Preferred Stock outstanding immediately prior to the Merger will, upon consummation of the Merger, be converted into one-fourth of one share of Cleveland Electric Preferred Stock. Holders of Toledo Edison $25 Par Value Preferred Stock will receive cash in lieu of fractional shares.

RIGHTS TO TERMINATE

     The Agreement is subject to termination and abandonment under certain conditions. See "The Merger -- The Agreement -- Termination."

REASONS FOR THE MERGER

     The Boards of Directors and managements of Centerior, Cleveland Electric and Toledo Edison believe that the Merger will enable the companies to achieve further cost reductions and allow more effective programs. See "The Merger -- Reasons for the Merger".

                                 RECOMMENDATION

     THE BOARDS OF DIRECTORS OF CENTERIOR, CLEVELAND ELECTRIC AND TOLEDO EDISON HAVE UNANIMOUSLY APPROVED THE MERGER AND THE AMENDED ARTICLES AND RECOMMEND THAT THE TOLEDO EDISON PREFERRED STOCK SHARE OWNERS VOTE FOR THE PROPOSAL TO ADOPT THE AGREEMENT AND THAT THE CLEVELAND ELECTRIC PREFERRED STOCK SHARE OWNERS VOTE FOR THE PROPOSAL TO ADOPT THE AMENDED ARTICLES. SEE "THE MERGER -- RECOMMENDATIONS OF THE BOARDS OF DIRECTORS".

                                TAX CONSEQUENCES

     It is contemplated that the Merger will qualify as a tax-free reorganization under sec.368(a)(1)(A) of the Internal Revenue Code of 1986, as amended ("Code"). Assuming the Merger so qualifies, then for federal income tax purposes, Toledo Edison Preferred Stock Share Owners whose shares are converted into Cleveland Electric Preferred Stock in the Merger will recognize no gain or loss as a result of the conversion (except in connection with any cash received in lieu of a fractional share), and the holding period and basis applicable to Cleveland Electric Preferred Stock received in the Merger will be the same as the holding period (assuming Toledo Edison Preferred Stock was a capital asset in its holder's hands) and basis (disregarding cash received in lieu of a fractional share) attributable to the Toledo Edison Preferred Stock that was held by such holder and converted in the Merger.

     Cleveland Electric and Toledo Edison Preferred Stock have been exempt from existing Pennsylvania personal property taxes. This exemption will continue following the consummation of the Merger. See "The Merger -- Tax Consequences".

     CLEVELAND ELECTRIC AND TOLEDO EDISON PREFERRED STOCK SHARE OWNERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS.

                              SHARE OWNER MATTERS

SHARE OWNER APPROVALS

     The affirmative vote of holders of 66 2/3% of the voting power of the outstanding shares of Toledo Edison Preferred Stock is required for approval and adoption of the Agreement. Centerior's, Cleveland Electric's and

Toledo Edison's directors, officers and their affiliates own none of the outstanding Toledo Edison Preferred Stock.

     The affirmative vote of the holders of a majority of the outstanding shares of Cleveland Electric Preferred Stock is required for approval and adoption of the Amended Articles. Such Amended Articles increase the authorized number of shares of Cleveland Electric Preferred Stock, which action is necessary in order to carry out the Merger. Centerior's, Cleveland Electric's and Toledo Edison's directors, officers and their affiliates own none of the outstanding Cleveland Electric Preferred Stock.

     Centerior, as the owner of 100% of the outstanding Common Stock of both Cleveland Electric and Toledo Edison, has already voted those shares for the approval and adoption of the Agreement and the Amended Articles.

DISSENTERS' RIGHTS


     Any holder of record of Toledo Edison Preferred Stock as of the close of business on April 19, 1995 ("Toledo Edison Record Date") whose shares are not voted in favor of the Agreement is entitled, if the Merger is consummated, to be paid the fair cash value of such shares held by him or her on the Toledo Edison Record Date, provided he or she serves a written demand upon the issuer of such shares not later than ten days after the date of the Toledo Edison Special Meeting and provided he or she otherwise complies with Section 1701.85 of the Ohio Revised Code. Under the Ohio Revised Code, Cleveland Electric Preferred Stock Share Owners do not have such dissenters' rights. See "The Merger -- Dissenters' Rights".


                            EXCHANGE OF CERTIFICATES

     After consummation of the Merger, Toledo Edison Preferred Stock Share Owners will receive a letter of transmittal ("Letter of Transmittal") for use in submitting their stock certificates in exchange for certificates representing shares of Cleveland Electric Preferred Stock. Toledo Edison Preferred Stock Share Owners should not submit their certificates until they receive the Letter of Transmittal. See "The Merger -- Exchange of Certificates".

                               REGULATORY MATTERS


     Various aspects of the Merger are subject to the approval of the Federal Energy Regulatory Commission ("FERC"), the U.S. Nuclear Regulatory Commission ("NRC"), The Public Utilities Commission of Ohio ("PUCO") and other regulatory authorities. Applications for approval have been filed with those authorities. The Pennsylvania Public Utility Commission ("PaPUC") and the PUCO have each taken the action necessary for completion of the Merger. The joint application of Cleveland Electric and Toledo Edison to approve the Merger is pending before the FERC. Cleveland Electric and Toledo Edison have advised the FERC that they intend to provide additional information required by the FERC and that they intend to file an open-access transmission tariff offering comparable service. See "The Merger -- Regulatory Requirements".



                              ACCOUNTING TREATMENT


     The Merger will be treated for accounting purposes in a manner similar to a "pooling of interests." See "The Merger -- Accounting Treatment".

                               MARKET INFORMATION

     On March 24, 1994, the day prior to the announcement of the Merger, the closing sale price for each series of Cleveland Electric Preferred Stock as reported by the New York Stock Exchange or the estimated sale price for each series publicly traded but not listed on an exchange was as follows:

                         SERIES                  MARKET PRICE
                     --------------            -----------------
                           A                        $83 1/2
                           B                        $    86
                           C                   Private Placement
                           E                   Private Placement
                           L                        $91 1/2
                           M                        $96 1/4(1)
                           N                        $99 1/2(1)
                           Q                   Private Placement
                           R                        $   830(1)
                           S                        $   840(1)
                           T                        $24 1/4(2)

     On March 24, 1994, the day prior to the announcement of the Merger, the closing sale price for each series of Toledo Edison Preferred Stock as reported on the American Stock Exchange (for the $100 Par Value Series), the New York Stock Exchange (for the $25 Par Value Series) or the estimated sale price for each series publicly traded but not listed on an exchange was as follows:

                         SERIES                  MARKET PRICE
                     --------------            -----------------
$100 Par Value
                         4 1/4%                     $47 3/4(3)
                         4.25%                      $40 1/2(1)
                         4.56%                      $43 5/8(1)
                         7.76%                      $85 1/2
                         7.80%                      $    76(1)
                         8.32%                      $91 1/8
                         9 3/8%                Private Placement
                          10%                       $   101(4)
$25 Par Value
                         8.84%                      $24 1/4
                         $2.365                     $25 3/4
                         $2.81                      $26 3/8
                      Adjustable A                  $23 1/2
                      Adjustable B                  $23 1/2

- ---------------

(1) Estimated market price based on the sale prices of comparable securities.
(2) Closing price on the Depositary Shares, Series A.
(3) Closing price on March 22, 1994. There were no sales on March 23, 1994 or March 24, 1994.
(4) Closing price on March 17, 1994. There were no sales between March 18, 1994 and March 24, 1994.

                        SUMMARY OF FINANCIAL INFORMATION


     The following tables present selected historical and pro forma combined financial information for Cleveland Electric and Toledo Edison. The Cleveland Electric and the Toledo Edison historical data for the five one-year periods each ended December 31 is taken or derived from the audited financial statements of Cleveland Electric and Toledo Edison, respectively.



                                                            YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------
                                               1990       1991       1992       1993       1994
                                              -------    -------    -------    -------    -------
                                                   (MILLIONS OF DOLLARS, EXCEPT FOR RATIOS)
CLEVELAND ELECTRIC -- HISTORICAL
Income Statement Data:
  Operating revenues........................  $ 1,691    $ 1,826    $ 1,743    $ 1,751    $ 1,698
  Net income (loss).........................      243        246        205       (587)       185
  Preferred dividend requirements...........       37         36         41         45         45
  Ratio of earnings to fixed charges and
     preferred stock dividends..............     1.70       1.80       1.61         (a)      1.51
Balance Sheet Data at End of Period:
  Total assets..............................  $ 7,821    $ 7,942    $ 8,123    $ 7,159    $ 7,151
  Long-term debt............................    2,632      2,683      2,515      2,793      2,543
  Preferred stock:
     With mandatory redemption provisions...      171        268        314        285        246
     Without mandatory redemption
       provisions...........................      217        217        144        241        241
  Common stock equity.......................    1,884      1,898      1,865      1,040      1,058
TOLEDO EDISON -- HISTORICAL
Income Statement Data:
  Operating revenues........................  $   863    $   887    $   845    $   871    $   865
  Net income (loss).........................       81         50         71       (289)        82
  Preferred dividend requirements...........       25         25         24         23         20
  Ratio of earnings to fixed charges and
     preferred stock dividends..............     1.22       1.14       1.25         (b)      1.34
Balance Sheet Data at End of Period:
  Total assets..............................  $ 3,913    $ 3,926    $ 3,939    $ 3,510    $ 3,502
  Long-term debt............................    1,097      1,158      1,178      1,225      1,154
  Preferred stock:
     With mandatory redemption provisions...       66         64         50         28          7
     Without mandatory redemption
       provisions...........................      210        210        210        210        210
  Common stock equity.......................      881        888        935        623        685
PRO FORMA -- CLEVELAND ELECTRIC AND TOLEDO
  EDISON COMBINED
Income Statement Data:
  Operating revenues........................  $ 2,430    $ 2,561    $ 2,439    $ 2,475    $ 2,422
  Net income (loss).........................      324        296        276       (876)       268
  Preferred dividend requirements...........       62         61         65         68         66
  Ratio of earnings to fixed charges and
     preferred stock dividends..............     1.49       1.52       1.46         (c)      1.44
Balance Sheet Data at End of Period:
  Total assets..............................  $11,689    $11,816    $12,011    $10,640    $10,624
  Long-term debt............................    3,729      3,841      3,694      4,019      3,697
  Preferred stock:
     With mandatory redemption provisions...      237        332        364        313        253
     Without mandatory redemption
       provisions...........................      427        427        354        451        451
  Common stock equity.......................    2,765      2,785      2,799      1,662      1,743


- ---------------

(a) Not meaningful due to net loss. For the year ended December 31, 1993, fixed charges and preferred dividends exceeded earnings by $898,617,000. Fixed charges and preferred dividends during the period were $397,114,000. The net loss before income taxes, fixed charges and preferred dividends included write-offs of $986,036,000 related to Cleveland

    Electric's investment in Perry Unit 2 and phase-in plan deferred charges, and other charges of $78,675,000 attributable to an early retirement program. Excluding these write-offs and other charges, the ratio of earnings to fixed charges and preferred dividends would have been 1.40.


(b) Not meaningful due to a net loss. For the year ended December 31, 1993, fixed charges and preferred dividends exceeded earnings by $462,075,000. Fixed charges and preferred dividends during the period were $266,808,000. The net loss before income taxes, fixed charges and preferred dividends included write-offs of $473,200,000 related to Toledo Edison's investment in Perry Unit 2 and phase-in plan deferred charges, and other charges of $55,695,000 attributable to an early retirement program. Excluding these write-offs and other charges, the ratio of earnings to fixed charges and preferred dividends would have been 1.27.



(c) Not meaningful due to a net loss. For the year ended December 31, 1993, fixed charges and preferred dividends exceeded earnings by $1,360,683,000. Such fixed charges and preferred dividends during the period were $663,912,000. The net loss before income taxes, fixed charges and preferred dividends included write-offs of $1,459,237,000 related to Cleveland Electric's and Toledo Edison's investments in Perry Unit 2 and phase-in plan deferred charges. Other charges of $134,370,000 attributable to an early retirement program also contributed to the net loss. Excluding these write-offs and other charges, the ratio of earnings to fixed charges and preferred dividends would have been 1.35.



See "Combined Pro Forma Financial Information".

                                  INTRODUCTION

     This Joint Proxy Statement and Prospectus is being furnished to the Cleveland Electric Preferred Stock Share Owners and the Toledo Edison Preferred Stock Share Owners in connection with the solicitation of proxies by the Cleveland Electric Board from holders of Cleveland Electric Preferred Stock, for use at the Cleveland Electric Special Meeting, and the solicitation of proxies by the Toledo Edison Board from holders of Toledo Edison Preferred Stock, for use at the Toledo Edison Special Meeting. The purpose of the Toledo Edison Special Meeting is to act upon a proposal to approve the Merger of Cleveland Electric and Toledo Edison. The Merger will result in Toledo Edison merging with and into Cleveland Electric, and the Toledo Edison Preferred Stock Share Owners becoming Cleveland Electric Preferred Stock Share Owners. The purpose of the Cleveland Electric Special Meeting is to act upon a proposal to approve the Amended Articles, increasing the number of authorized shares of Cleveland Electric Preferred Stock. Such increase is necessary in order to be able to carry out the Merger.

     The Merger is to be effected pursuant to the Agreement, dated as of April 12, 1994, between Cleveland Electric and Toledo Edison. A copy of the Agreement is attached to this Joint Proxy Statement and Prospectus as Appendix I and the form of the proposed Amended Articles is included therein as Exhibit B thereto.

     No business will be presented for consideration at the Cleveland Electric Special Meeting or the Toledo Edison Special Meeting other than the matters described in this Joint Proxy Statement and Prospectus.

                              THE SPECIAL MEETINGS

                     THE CLEVELAND ELECTRIC SPECIAL MEETING

PLACE, TIME AND DATE


     The Cleveland Electric Special Meeting will take place at the offices of Centerior, 6200 Oak Tree Boulevard, Independence, Ohio, at 3:30 p.m., Cleveland time, on June 14, 1995. This Joint Proxy Statement and Prospectus is being sent to Cleveland Electric Preferred Stock Share Owners and accompanies a form of proxy which is being solicited by the Cleveland Electric Board for use at the Cleveland Electric Special Meeting and at any adjournment or postponement thereof.


MATTER TO BE CONSIDERED

     At the Cleveland Electric Special Meeting, Cleveland Electric Preferred Stock Share Owners will vote on a proposal to adopt the Amended Articles that will increase the total number of authorized shares of Cleveland Electric Preferred Stock by 11,000,000 shares to a total of 15,000,000 shares. For a summary of the changes in the Amended Articles to be effected, see "Amendment of Cleveland Electric Amended Articles".

CLEVELAND ELECTRIC RECORD DATE; VOTE REQUIRED


     The Cleveland Electric Board unanimously approved the Merger and authorized the execution of the Agreement on March 24, 1994, and has fixed the close of business on April 19, 1995 as the Cleveland Electric record date ("Cleveland Electric Record Date"). Only holders of record of shares of Cleveland Electric Preferred Stock at the close of business on the Cleveland Electric Record Date will be entitled to vote at the Cleveland Electric Special Meeting. At the close of business on such date, there were outstanding and entitled to vote at the Cleveland Electric Special Meeting 2,408,000 shares of Cleveland Electric Preferred Stock.


     Each holder of record of shares of Cleveland Electric Preferred Stock on the Cleveland Electric Record Date will be entitled to cast one vote per share on the proposal to be considered at the Cleveland Electric Special Meeting. Such vote may be exercised in person or by properly executed proxy.

     The affirmative vote of holders of a majority of the outstanding shares of Cleveland Electric Preferred Stock is required to approve and adopt the Amended Articles.

PROXIES

     Shares of Cleveland Electric Preferred Stock, holders of which are entitled to vote at the Cleveland Electric Special Meeting and which are represented by properly executed proxies, will, unless such proxies have been revoked, be voted in accordance with the instructions indicated in such proxies. If no contrary instructions are indicated, such shares will be voted for the adoption and approval of the Amended Articles. In addition to soliciting proxies by mail, directors, officers and employees of Centerior Service, without receiving additional compensation therefor, may solicit proxies by telephone, by electronic communication or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of Cleveland Electric Preferred Stock held of record by such persons, and Cleveland Electric will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith. Cleveland Electric has retained Morrow & Co., Inc. to aid in the solicitation of proxies. The fee of such firm (including the fee for solicitation of proxies from Toledo Edison Preferred Stock Share Owners) is estimated to be $25,000 plus reimbursement for out-of-pocket costs and expenses. A Cleveland Electric Preferred Stock Share Owner who has given a proxy may revoke it any time prior to its exercise at such meeting by delivering to the Secretary of Cleveland Electric a notice of revocation or a duly executed proxy bearing a later date or by attending such meeting and voting in person.

                       THE TOLEDO EDISON SPECIAL MEETING

PLACE, TIME AND DATE


     The Toledo Edison Special Meeting will take place at the offices of Centerior, 6200 Oak Tree Boulevard, Independence, Ohio, at 4:30 p.m., Cleveland time, on June 14, 1995. This Joint Proxy Statement and Prospectus is being sent to Toledo Edison Preferred Stock Share Owners and accompanies a form of proxy which is being solicited by the Toledo Edison Board for use at the Toledo Edison Special Meeting and at any adjournment or postponement thereof.


MATTER TO BE CONSIDERED

     At the Toledo Edison Special Meeting, Toledo Edison Preferred Stock Share Owners will vote on a proposal to adopt the Agreement.

TOLEDO EDISON RECORD DATE; VOTE REQUIRED


     The Toledo Edison Board unanimously approved the Merger and authorized the execution of the Agreement on March 24, 1994, and has fixed the close of business on April 19, 1995 as the Toledo Edison Record Date. Only holders of record of shares of Toledo Edison Preferred Stock at the close of business on the Toledo Edison Record Date will be entitled to vote at the Toledo Edison Special Meeting. At the close of business on such date, there were outstanding and entitled to vote at the Toledo Edison Special Meeting 6,183,500 shares of Toledo Edison Preferred Stock.


     Each holder of record of shares of Toledo Edison $100 Par Value Preferred Stock on the Toledo Edison Record Date will be entitled to cast one vote per share on the proposal to be considered at the Toledo Edison Special Meeting. Each holder of record of shares of Toledo Edison $25 Par Value Preferred Stock on the Toledo Edison Record Date will be entitled to cast one-fourth of one vote per share on the proposal to be considered at the Toledo Edison Special Meeting. Such votes may be exercised in person or by properly executed proxy.

     The affirmative vote of holders of 66 2/3% of the voting power of the outstanding shares of Toledo Edison Preferred Stock is required to approve and adopt the Agreement.

PROXIES

     Shares of Toledo Edison Preferred Stock, holders of which are entitled to vote at the Toledo Edison Special Meeting and which are represented by properly executed proxies, will, unless such proxies have been revoked, be voted in accordance with the instructions indicated in such proxies. If no contrary instructions are indicated, such shares will be voted for the adoption and approval of the Agreement. In addition to soliciting proxies by mail, directors, officers and employees of Centerior Service, without receiving additional compensation therefor, may solicit proxies by telephone, by electronic communication or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of Toledo Edison Preferred Stock held of record by such persons, and Toledo Edison will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith. Toledo Edison has retained Morrow & Co., Inc. to aid in the solicitation of proxies. The fee of such firm (including the fee for solicitation of proxies from Cleveland Electric Preferred Stock Share Owners) is estimated to be $25,000 plus reimbursement for out-of-pocket costs and expenses. A Toledo Edison Preferred Stock Share Owner who has given a proxy may revoke it any time prior to its exercise at such meeting by delivering to the Secretary of Toledo Edison a notice of revocation or a duly executed proxy bearing a later date or by attending such meeting and voting in person.

                                   THE MERGER

                                    GENERAL

     The information contained in this Joint Proxy Statement and Prospectus with respect to the Merger is qualified in its entirety by reference to the Agreement (Appendix I) and the Amended Articles (Exhibit B to the Agreement).

     The Merger will be effected by the merger of Toledo Edison with and into Cleveland Electric. Cleveland Electric will be the surviving corporation. The Merger will become effective upon the filing by Cleveland Electric and Toledo Edison with the Secretary of State of Ohio of the Certificate of Merger. At such Effective Time, pursuant to the Agreement, each share of Toledo Edison Common Stock and Toledo Edison Preferred Stock outstanding immediately prior to the Effective Time (other than shares of Toledo Edison Preferred Stock held by Share Owners who properly exercise their dissenters' rights) will be converted (a) in the case of Toledo Edison Common Stock, into one one-hundredth of a share of newly issued Cleveland Electric Common Stock; (b) in the case of Toledo Edison $100 Par Value Preferred Stock, into one share of newly issued Cleveland Electric Preferred Stock; and (c) in the case of Toledo Edison $25 Par Value Preferred Stock, into one-fourth of one share of Cleveland Electric Preferred Stock.

     No fractional shares of Cleveland Electric Common Stock or Cleveland Electric Preferred Stock will be issued, but Toledo Edison Preferred Stock Share Owners who would otherwise be entitled to receive fractional shares will receive cash in lieu thereof.

     All shares of Cleveland Electric Common Stock and Cleveland Electric Preferred Stock outstanding immediately prior to the Effective Time will remain outstanding, as such, following the Effective Time.

                             REASONS FOR THE MERGER

     The Boards of Directors of Cleveland Electric and Toledo Edison believe that the merger will allow additional benefits which cannot be achieved because of the two separate corporate identities. In addition to the corporate simplification that will be achieved upon consummation of the Merger, additional benefits will arise through lower costs by eliminating (a) two sets of financial records and preparation of two sets of audited financial statements, annual reports and tax returns; (b) separate base rate cases and fuel recovery cases;
(c) separate financings; and (d) separate corporate records. In addition, corporate simplification should lead to a better understanding among security analysts, and, therefore, a perception of reduced business risk and a corresponding lower cost of capital. However, no assurance can be given that the combined company will actually have a lower cost of capital. Also, stronger and more effective advertising and marketing programs will be possible from a combined company.

                   RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     The Board of Directors of Centerior, Cleveland Electric and Toledo Edison determined that cost savings could be realized through corporate simplification. Forming a single operating subsidiary, rather than two such entities, would be the final step in the affiliation process. See the discussion under "The
Merger -- Reasons for the Merger" for additional benefits of the Merger.

     Accordingly, on March 24, 1994, the Cleveland Electric Board unanimously approved the Agreement, including the Amended Articles attached thereto as Exhibit B, and authorized the registration and issuance of additional Cleveland Electric Preferred Stock to be issued in the Merger and the Toledo Edison Board unanimously approved the Agreement.

CLEVELAND ELECTRIC

     THE CLEVELAND ELECTRIC BOARD HAS UNANIMOUSLY APPROVED THE AGREEMENT AND BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF ITS SHARE OWNERS. THE CLEVELAND ELECTRIC BOARD RECOMMENDS A VOTE FOR THE PROPOSAL TO ADOPT AND APPROVE THE AMENDED ARTICLES IN ORDER TO ENABLE THE ISSUANCE OF SHARES OF CLEVELAND ELECTRIC PREFERRED STOCK IN THE MERGER.

TOLEDO EDISON

     THE TOLEDO EDISON BOARD HAS UNANIMOUSLY APPROVED THE AGREEMENT AND BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF ITS SHARE OWNERS. THE TOLEDO EDISON BOARD RECOMMENDS A VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE AGREEMENT.

                        DETERMINATION OF EXCHANGE RATIOS

     Based on the recommendation of Centerior's staff, the Cleveland Electric and Toledo Edison Boards determined that the Cleveland Electric Preferred Stock to be issued in connection with the Merger should be identical, as nearly as practicable, to the Toledo Edison Preferred Stock being exchanged. Therefore, except for shares held by share owners who properly exercise dissenters' rights, one share of Cleveland Electric Preferred Stock will be issued for each outstanding share of Toledo Edison $100 Par Value Preferred Stock in the Merger and one-fourth of one share of Cleveland Electric Preferred Stock will be issued for each outstanding share of Toledo Edison $25 Par Value Preferred Stock in the Merger. Specific series of Cleveland Electric Preferred Stock are established in the proposed Amended Articles to reflect, as nearly as practicable, the terms of the outstanding shares of Toledo Edison Preferred Stock with respect to dividend rate and payment dates; voluntary redemption provisions and prices; liquidation, dissolution or winding up preferences; and sinking fund provisions. In the case of the Cleveland Electric Preferred Stock to be issued upon conversion of the Toledo Edison $25 Par Value Preferred Stock, the applicable numbers have been adjusted by a factor of four, to take into account the issuance of one-fourth of one share of Cleveland Electric Preferred Stock upon conversion of each share of Toledo Edison $25 Par Value Preferred Stock.


     The Boards of Directors of Centerior, Cleveland Electric and Toledo Edison believe that the terms of the Cleveland Electric Preferred Stock to be issued in the Merger are fair to the Toledo Edison Preferred Stock Share Owners. No third party appraisal or fairness opinion has been sought because the Boards believed that would be an unnecessary expenditure of funds under the circumstances of this Merger transaction.


                                 THE AGREEMENT

GENERAL TERMS AND CONDITIONS

     In addition to the provisions of the Agreement discussed elsewhere in this Joint Proxy Statement and Prospectus, the Agreement provides for the matters discussed in this section. All discussion of the Agreement is qualified in its entirety by reference to the provisions of the Agreement, which is attached as Appendix I to this Joint Proxy Statement and Prospectus.

     The Agreement contemplates the adoption by the Share Owners of Cleveland Electric of the Amended Articles. Such adoption is necessary in order to give Cleveland Electric sufficient authorized Preferred Stock to carry out the Merger, and therefore the Merger is conditioned upon the adoption of the Amended Articles.

     The Agreement provides that the Regulations of Cleveland Electric prior to the Merger shall continue in effect after the Merger until amended as provided by law.

     The Agreement provides for the closing of the Merger on the second business day after all of the conditions to the Merger have been fulfilled or waived.

     The Agreement provides for the conversion of the outstanding shares of Toledo Edison Preferred Stock (except for shares held by share owners who properly exercise dissenters' rights) as follows:

     1. Each outstanding share of Toledo Edison $100 Par Value Preferred Stock shall be converted into one share of Cleveland Electric Preferred Stock as follows:

         a.   Toledo Edison 4 1/4% Preferred Stock into Cleveland Electric Preferred Stock,
              $4.25 Series U;
         b.   Toledo Edison 4.56% Preferred Stock into Cleveland Electric Preferred Stock, $4.56
              Series V;
         c.   Toledo Edison 4.25% Preferred Stock into Cleveland Electric Preferred Stock, $4.25
              Series W;
         d.   Toledo Edison 8.32% Preferred Stock into Cleveland Electric Preferred Stock, $8.32
              Series X;
         e.   Toledo Edison 7.76% Preferred Stock into Cleveland Electric Preferred Stock, $7.76
              Series Y;
         f.   Toledo Edison 7.80% Preferred Stock into Cleveland Electric Preferred Stock, $7.80
              Series Z;
         g.   Toledo Edison 10% Preferred Stock into Cleveland Electric Preferred Stock, $10.00
              Series AA; and
         h.   Toledo Edison 9 3/8% Preferred Stock into Cleveland Electric Preferred Stock,
              $9.375 Series BB.

     2. Each outstanding share of Toledo Edison $25 Par Value Preferred Stock shall be converted into one-fourth of one share of Cleveland Electric Preferred Stock as follows:

         a.   Toledo Edison 8.84% Preferred Stock into Cleveland Electric Preferred Stock, $8.84
              Series CC;
         b.   Toledo Edison $2.365 Preferred Stock into Cleveland Electric Preferred Stock,
              $9.46 Series DD;
         c.   Toledo Edison Adjustable Rate Preferred Stock, Series A, into Cleveland Electric
              Preferred Stock, Adjustable Rate Series EE;
         d.   Toledo Edison Adjustable Rate Preferred Stock, Series B, into Cleveland Electric
              Preferred Stock, Adjustable Rate Series FF; and
         e.   Toledo Edison $2.81 Preferred Stock into Cleveland Electric Preferred Stock,
              $11.24 Series GG.

     Terms of the respective series of Cleveland Electric Preferred Stock into which the Toledo Edison Preferred Stock is to be converted in the Merger have been designed to reflect the respective terms of the outstanding Toledo Edison Preferred Stock.

     The following provisions applicable to the outstanding Toledo Edison Preferred Stock will not be applicable to the Cleveland Electric Preferred Stock to be issued in the Merger because these provisions, although they were terms of the Toledo Edison Preferred Stock, are not terms of the Cleveland Electric Preferred Stock:

     1. The Toledo Edison Preferred Stock is par value stock ($100 as to some series and $25 as to other series). The Cleveland Electric Preferred Stock is without par value.

     2. The Amended Articles of Incorporation of Toledo Edison limit the issuance of additional Toledo Edison Preferred Stock, without the approval of two-thirds of the voting power of Toledo Edison Preferred Stock, unless certain net income and capital tests are met. At the present time such tests are not met, and therefore Toledo Edison is not permitted to issue additional Preferred Stock. No comparable limitation applies to the issuance of additional Cleveland Electric Preferred Stock.

     3. The Amended Articles of Incorporation of Toledo Edison limit a merger of another corporation into Toledo Edison, unless approved by the SEC under the PUHCA, or approved by a majority of the voting power of Toledo Edison Preferred Stock. No comparable limitation applies to a merger into Cleveland Electric.

     4. The Amended Articles of Incorporation of Toledo Edison limit a consolidation of Toledo Edison or its merger into another corporation, unless approved by the SEC under the PUHCA, or approved by a majority of the voting power of Toledo Edison Preferred Stock. Such a consolidation or merger is permitted in the case of Cleveland Electric, without a vote of the Cleveland Electric Preferred Stock Share Owners, if the corporation resulting from such consolidation or merger will not have authorized or outstanding more shares ranking prior to or on a parity with the Cleveland Electric Preferred Stock than were authorized or outstanding at Cleveland Electric prior to the consolidation or merger, and if the Cleveland Electric Preferred Stock Share Owners receive in the consolidation or merger the same number of shares of the resulting corporation, with the same rights and preferences, as they held prior to the consolidation or merger.

     5. The Toledo Edison Preferred Stock Share Owners are entitled to elect a majority of the Board of Directors of Toledo Edison if dividends are in default of payment in an amount equivalent to four full quarterly dividends on all shares of Toledo Edison Preferred Stock outstanding. The Cleveland Electric Preferred Stock Share Owners are entitled to elect two members of the Board of Directors of Cleveland Electric if dividends are in default of payment for 540 days on any shares of Cleveland Electric Preferred Stock outstanding.

     In addition to the foregoing provisions, which are applicable generally to all outstanding Toledo Edison Preferred Stock, the express terms of the Toledo Edison 4 1/4% Preferred Stock series outstanding contain a limitation upon payment of dividends on Toledo Edison Common Stock based upon a certain net income test over the preceding 12 calendar months, unless a certain capital ratio test is met. At the present time the net income test is not met, but the capital ratio test is met, and therefore Toledo Edison Common Stock dividends are permitted under these provisions. There is no comparable limitation under the terms of the proposed Cleveland Electric Preferred Stock, $4.25 Series U, into which the Toledo Edison 4 1/4% Preferred Stock is to be converted in the Merger.

     Under the Agreement, after the Effective Time no transfer or exchange of Toledo Edison Preferred Stock will be made. If certificates are presented for transfer or exchange, certificates will be issued for the Cleveland Electric Preferred Stock into which such Toledo Edison Preferred Stock was converted, together with cash in lieu of fractional shares, if applicable.

     The Agreement requires both Cleveland Electric and Toledo Edison to take the steps necessary to hold their respective Special Meetings which are the subject matter of this Joint Proxy Statement and Prospectus. It also requires both companies to cooperate and use reasonable efforts to obtain the necessary consents and approvals to carry out the Merger.

     Cleveland Electric is required under the Agreement to honor all pre-Merger employee related agreements of Toledo Edison.

CONDITIONS TO CONSUMMATION OF THE MERGER

     In addition to (a) approval and adoption of the Amended Articles by Cleveland Electric Preferred Stock Share Owners, (b) approval and adoption of the Agreement by Toledo Edison Preferred Stock Share Owners and (c) receipt of the regulatory approvals referred to in "The Merger -- Regulatory Requirements" on conditions that are not unreasonable or unduly burdensome from an economic standpoint, the respective obligations of the parties to consummate the Merger are subject to the fulfillment or waiver of certain conditions specified in the Agreement, including among others (i) a Certificate of Amended Articles of Incorporation of Cleveland Electric, effectuating the proposed Amended Articles under the applicable requirements of the Ohio General Corporation Law, having been filed with the Secretary of State of Ohio, (ii) no preliminary or permanent injunction or other order by any federal or state court preventing consummation of the Merger having been issued and continuing in effect, and the Merger and the other transactions contemplated thereby not being prohibited under any applicable federal or state law or regulation, (iii) the Registration Statement (of which this Joint Proxy Statement and Prospectus is a part) having become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness having been issued and remaining in effect, (iv) the shares of Cleveland Electric Preferred Stock issuable pursuant to Article II of the Agreement having been approved for listing on applicable stock exchanges to the extent contemplated by the terms of the Agreement, and (v) the Cleveland Electric and Toledo Edison required statutory approvals having been obtained at or prior to the Effective Time and all filings, registrations, applications, designations and declarations required prior to the Effective Time in connection with the consummation of the Merger and such transactions having been made or effected at or prior to the Effective Time.

TIME FOR PERFORMANCE; WAIVER; AMENDMENT

     At any time prior to the Effective Time, Cleveland Electric and Toledo Edison may (a) extend the time for performance of any of the obligations or other acts of the other party under the Agreement and (b) waive compliance with any of the agreements or conditions contained in the Agreement.

     Cleveland Electric and Toledo Edison may amend the Agreement at any time before or after approval of the Agreement by the Toledo Edison Preferred Stock Share Owners or approval of the Amended Articles by the Cleveland Electric Preferred Stock Share Owners, although restrictions are imposed by Section 6.3 of the Agreement on the ability to make amendments after a favorable vote by the Preferred Stock Share Owners of either party.

TERMINATION

     The Agreement may be terminated and the Merger may be abandoned at any time prior to the consummation of the Merger in the following circumstances: (a) by mutual written consent of the Cleveland Electric and Toledo Edison Boards; (b) by Cleveland Electric, by written notice to Toledo Edison, if (i) there shall have been any material breach of any covenant or agreement of Toledo Edison under the Agreement and such breach shall not have been remedied within ten days after receipt by Toledo Edison of notice in writing from Cleveland Electric, specifying the nature of such breach and requesting that it be remedied or (ii) the Toledo Edison Board shall withdraw or modify in any manner adverse to Cleveland Electric its approval or recommendation of the Agreement or the Merger; or (c) by Toledo Edison, by written notice to Cleveland Electric, if (i) there shall have been any material breach of any covenant or agreement of Cleveland Electric under the Agreement and such breach shall not have been remedied within ten days after receipt by Cleveland Electric of notice in writing from Toledo Edison, specifying the nature of such breach and requesting that it be remedied or (ii) the Cleveland Electric Board shall withdraw or modify in any manner adverse to Toledo Edison its approval or recommendation of the Agreement or the Merger.

                                TAX CONSEQUENCES

     The following discussion is based upon the provisions of the Code, the applicable regulations thereunder, judicial authority, current administrative rulings and practice as of the date hereof. The following discussion does not address the federal income tax consequences to special classes of taxpayers including, without limitation, foreign corporations and tax-exempt entities.

EXCHANGE OF TOLEDO EDISON PREFERRED STOCK FOR CLEVELAND ELECTRIC PREFERRED STOCK

     A Toledo Edison Preferred Stock Share Owner who, pursuant to the Merger, exchanges all of the Toledo Edison Preferred Stock held by him or her solely for Cleveland Electric Preferred Stock will not recognize any gain or loss upon such exchange. The aggregate tax basis of Cleveland Electric Preferred Stock received in such exchange will be equal to the aggregate tax basis of the Toledo Edison Preferred Stock surrendered in the exchange. If such shares of Toledo Edison Preferred Stock are held as capital assets at the Effective Time, the holding period of the Cleveland Electric Preferred Stock received will include the holding period of the Toledo Edison Preferred Stock surrendered therefor. Toledo Edison Preferred Stock Share Owners should consult their own tax advisors as to the determination of their basis and holding period in any single share of Cleveland Electric Preferred Stock, since several methods of determination may be available. See the discussion below for the consequences of receiving cash in lieu of fractional shares of Cleveland Electric Preferred Stock.

CASH RECEIVED IN LIEU OF FRACTIONAL SHARES OF CLEVELAND ELECTRIC PREFERRED STOCK

     No fractional shares of Cleveland Electric Preferred Stock will be issued pursuant to the Merger. A Toledo Edison $25 Par Value Preferred Stock Share Owner who receives cash pursuant to the Merger in lieu of a fractional share interest will be treated as having received such fractional share pursuant to the Merger, and then as having exchanged such fractional share for cash in a redemption by Cleveland Electric pursuant to Section 302(a) of the Code. The amount of any gain or loss attributable to fractional shares will be equal to the difference between the ratable portion of the tax basis of the Toledo Edison Preferred Stock surrendered in the Merger which is allocated to such fractional share and the cash received in lieu thereof. The cash value of such fractional shares will be based on the fair market value as of the Effective Time.

RECEIPT OF CASH UPON EXERCISE OF DISSENTERS' RIGHTS

     If a Toledo Edison Preferred Stock Share Owner, pursuant to the Merger, exchanges all of his or her Toledo Edison Preferred Stock for cash by reason of exercise of dissenters' rights and such holder does not actually or constructively (under Code Section 318) own any Cleveland Electric Preferred Stock immediately after the Merger, then such holder will recognize capital gain or loss provided the shares of Toledo Edison Preferred Stock were held as capital assets at the Effective Time.

BACKUP WITHHOLDING

     Unless an exemption applies under the applicable laws and regulations, the Exchange Agent will be required to withhold, and will withhold, 31% of any cash payments to which a Share Owner or other payee is entitled pursuant to the Agreement (whether received in lieu of a fractional share or upon exercise of dissenters' rights) unless the Share Owner or other payee provides his or her tax identification number (social security number or employer identification number) and certifies that such number is correct. Each Share Owner and, if applicable, each other payee should complete and sign the Substitute Form W-9 included as part of the Form of Election, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to Cleveland Electric and the Exchange Agent.

PENNSYLVANIA PERSONAL PROPERTY TAXES

     Cleveland Electric and Toledo Edison Preferred Stock have been exempt from existing Pennsylvania personal property taxes. This exemption will continue following the consummation of the Merger.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH CLEVELAND ELECTRIC AND TOLEDO EDISON PREFERRED STOCK SHARE OWNER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE AND LOCAL AND OTHER TAX LAWS.

                            EXCHANGE OF CERTIFICATES

     Upon consummation of the Merger, Toledo Edison Preferred Stock Share Owners will be asked to exchange their stock certificates for Cleveland Electric Preferred Stock certificates. After the Effective Time, Cleveland Electric will mail a Letter of Transmittal to Toledo Edison Preferred Stock Share Owners for use in submitting their stock certificates in exchange for certificates representing shares of Cleveland Electric Preferred Stock. Toledo Edison Preferred Stock Share Owners should not submit their stock certificates until they have received the Letter of Transmittal.

     Each share of Cleveland Electric Preferred Stock into which shares of Toledo Edison Preferred Stock are converted pursuant to the Merger will be deemed to have been issued at the Effective Time. At the Effective

Time, holders of certificates formerly representing Toledo Edison Preferred Stock that are so converted into Cleveland Electric Preferred Stock will cease to have any rights as Share Owners of Toledo Edison, except as otherwise provided by law, and will be entitled only to exercise the rights of holders of shares of Cleveland Electric Preferred Stock or, alternatively, to receive cash for their shares pursuant to the exercise of dissenters' rights. Former holders of Toledo Edison Preferred Stock will be entitled to receive all dividends and other distributions that may be declared or payable to holders of record of Cleveland Electric Preferred Stock following the Effective Time and to exercise all other rights of a Cleveland Electric Preferred Stock Share Owner after the Effective Time.

                            REGULATORY REQUIREMENTS

     Set forth below is a summary of the regulatory approvals that Cleveland Electric and Toledo Edison are seeking in connection with the Merger and related transactions. While Cleveland Electric and Toledo Edison both believe that the necessary regulatory approvals will be obtained, no assurance can be given as to whether or when such approvals will be received. In the event any one or more of the necessary approvals are on terms that would be unacceptable or would cause an adverse change to the business or prospects of the combined companies, Cleveland Electric or Toledo Edison would have the ability to terminate the Agreement.

STATE PUBLIC UTILITY REGULATION

     PUCO. Cleveland Electric and Toledo Edison are each subject, as electric public utility companies, to the jurisdiction of the PUCO with respect to rates, service, accounting, issuance of securities and other matters. Approval of the PUCO is required for the issuance of the additional shares of Cleveland Electric Preferred Stock necessary to consummate the Merger, and approval of the Merger itself may be required as well. Cleveland Electric filed an application with the PUCO on April 19, 1994 with respect to the issuance of additional Cleveland Electric Common and Preferred Stock and the assumption of Toledo Edison debt by Cleveland Electric. Cleveland Electric and Toledo Edison filed a joint application with the PUCO on July 6, 1994 with respect to other aspects of the Merger. On December 1, 1994, the PUCO issued orders in each of the cases approving the Merger and the issuance of Cleveland Electric Common and Preferred Stock and the assumption of Toledo Edison debt by Cleveland Electric.

     PaPUC. Cleveland Electric and Toledo Edison are each subject, as electric public utility companies who each own an undivided interest in generating facilities located in the Commonwealth of Pennsylvania, to the jurisdiction of the PaPUC in certain respects relating to their ownership interests in generating facilities located in Pennsylvania. Approval of the PaPUC to consummate the Merger was obtained on July 7, 1994.

FEDERAL POWER ACT

     Cleveland Electric and Toledo Edison are each subject to the jurisdiction of the FERC under the Federal Power Act. On May 2, 1994 they filed a joint application for authorization and approval of the Merger with the FERC. The PUCO, American Municipal Power-Ohio Inc. ("AMP-Ohio"), and the cities of Cleveland, Clyde and Bryan, Ohio have intervened in the FERC proceedings. The PUCO intervened as the state commission having jurisdiction, but it has not opposed the Cleveland Electric and Toledo Edison application and, as discussed above, has approved the Merger. AMP-Ohio, a not-for-profit corporation the members of which are certain Ohio municipal electric systems, has opposed the Merger citing concerns primarily relating to the Merger's impact on competition. The cities of Cleveland, Clyde and Bryan, all AMP-Ohio members, have also opposed the Merger on substantially similar grounds as AMP-Ohio. AMP-Ohio and the three municipal intervenors have taken the position that the Merger should not be approved unless Cleveland Electric and Toledo Edison file with the FERC an open-access transmission tariff offering access to their transmission systems on the same or comparable terms as the Companies' own use of their systems.


     On December 8, 1994, the FERC advised Cleveland Electric and Toledo Edison by letter that the application to merge would be rejected unless the companies provide additional information and file a single system open-access transmission tariff offering comparable service. Cleveland Electric and Toledo Edison have advised the

FERC that they intend to provide the additional information required by the December 8, 1994 letter and that they intend to file an open-access transmission tariff offering comparable service.


NRC LICENSE


     On June 3, 1994, Cleveland Electric and Toledo Edison filed joint applications with the NRC requesting approval of the transfer of the Toledo Edison NRC licenses to the combined company and acknowledgment of the holding of the Cleveland Electric NRC licenses in the name of the combined company. Cleveland Electric and Toledo Edison do not expect the NRC to take action on this request until the Merger has received other required approvals from the FERC and the Cleveland Electric and Toledo Edison Preferred Stock Share Owners.


GENERAL

     Under the Agreement, Cleveland Electric and Toledo Edison have agreed to use commercially reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all governmental bodies necessary or advisable to consummate the transactions contemplated by the Agreement.

     Cleveland Electric and Toledo Edison continue to believe that they will obtain FERC and NRC approvals for the Merger, but there can be no assurances that such approvals will be received or that, if received, the approvals will be obtained on terms that satisfy the applicable conditions of the Agreement. In this regard, either Cleveland Electric or Toledo Edison may terminate the Agreement in the event the Board of Directors of the other party withdraws its approval or recommendation of the Merger based on the terms of the approvals received. In the event that the approval of the FERC or the NRC is not received or does not become final and nonappealable, the Merger will not be consummated, the Agreement will terminate, the Amended Articles will not be filed with the Secretary of State of the State of Ohio and the Amended Articles of Incorporation heretofore in effect will remain in effect and all costs incurred in connection with the Merger will be shared equally by Cleveland Electric and Toledo Edison.

                              ACCOUNTING TREATMENT

     The Merger will be accounted for at historical costs in a manner similar to that used in accounting for a pooling of interests. Under this accounting treatment, the combination of the ownership interests of the two companies is recognized and the recorded assets, liabilities and capital accounts are carried forward at existing historical balances to the combined financial statements, less any intercompany eliminations.

                               DISSENTERS' RIGHTS

     The following summary of dissenters' rights does not purport to be complete and is qualified in its entirety by reference to Sections 1701.84 and 1701.85 of the Ohio Revised Code, the text of which sections is attached hereto as Appendix II.

     Any holder of Toledo Edison Preferred Stock as of the Toledo Edison Record Date whose shares are not voted in favor of the approval of the Agreement is entitled, if the transactions contemplated by the Agreement are consummated, to be paid the fair cash value of such shares held by him or her on the Toledo Edison Record Date, provided the Share Owner serves a written demand upon Toledo Edison not later than ten days after the date on which the vote with respect to the Agreement was taken at the Toledo Edison Special Meeting and provided the Share Owner otherwise complies with Section 1701.85 of the Ohio Revised Code. Failure to vote does not constitute a waiver of dissenters' rights. Any written demand must specify the Share Owner's name and address, the number of shares and the series designation of Toledo Edison Preferred Stock held by the Share Owner on the Toledo Edison Record Date as to which he or she seeks relief and the amount claimed by the Share Owner as the fair cash value of such shares.

     If Toledo Edison and any of its dissenting Share Owners cannot agree on the fair cash value of his or her shares, either the dissenting Share Owner or Toledo Edison may, within three months after the service of the demand by the Share Owner, file a petition for a determination of the fair cash value of the shares in the Court of Common Pleas of Lucas County, at Toledo, Ohio. Fair cash value is determined as of the day prior to that on which the Share Owner vote on the Agreement was taken and excludes any appreciation or depreciation resulting from the Agreement.

     Voting against, or a direction on the accompanying proxy to vote against, the approval of the Agreement will not constitute a written demand, as required by Section 1701.85 of the Ohio Revised Code.

     The right of any dissenting Share Owner to be paid the fair cash value of his or her shares will terminate if: (a) for any reason, the transactions contemplated by the Agreement are not consummated; (b) the Share Owner fails to serve an appropriate timely written demand upon the issuer; (c) the Share Owner does not, upon request of Toledo Edison, timely surrender his or her certificates for an endorsement thereon of a legend to the effect that demand for the fair cash value of such shares has been made; (d) the demand is withdrawn by the Share Owner, with the consent of the Toledo Edison Board; or
(e) Toledo Edison and the Share Owner shall not have come to an agreement as to the fair cash value per share, and neither shall have timely filed a petition in the appropriate court for a determination of the fair cash value of the shares.

     Toledo Edison does not intend to send any further notice to its Share Owners as to the date on which the vote on the Agreement is to be taken except in the event of an adjournment or postponement of the Toledo Edison Special Meeting. See the text of Sections 1701.84 and 1701.85 of the Ohio Revised Code attached hereto as Appendix II for provisions relating to the method and procedures of demanding and determining the fair cash value of shares, the assessment or apportionment of costs of any appraisal proceeding and the suspension of Share Owner rights from the time of giving the demand.

     Under the Ohio Revised Code, Cleveland Electric Preferred Stock Share Owners are not entitled to such rights.

                             STOCK EXCHANGE LISTING

     Under the Agreement, it is a condition precedent to the Merger that the shares of Cleveland Electric Preferred Stock issued to the holders of Toledo Edison Preferred Stock that were listed on a stock exchange prior to the Merger shall be approved for listing on the New York Stock Exchange ("NYSE"). Cleveland Electric intends to file an application with the NYSE for approval of such listings.

                      FEDERAL SECURITIES LAWS CONSEQUENCES

     All shares of Cleveland Electric Preferred Stock received by Toledo Edison Preferred Stock Share Owners in the Merger will be freely transferable, except that shares of Cleveland Electric Preferred Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of either Cleveland Electric or Toledo Edison prior to the Merger may be resold by them only in transactions permitted under the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 or Rule 144A in the case of such persons who become affiliates of Cleveland Electric) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Cleveland Electric or Toledo Edison generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal Share Owners of such party.

                    COMBINED PRO FORMA FINANCIAL INFORMATION

     The following combined pro forma condensed balance sheets and income statements give effect to the Agreement described elsewhere in this Joint Proxy Statement and Prospectus. These statements are unaudited and are based on accounting for the Merger on a method similar to a pooling of interests.


     These condensed statements combine Cleveland Electric's and Toledo Edison's condensed historical balance sheets at December 31, 1994 and December 31, 1993 and their condensed historical income statements for each of the three years ended December 31, 1994.



     The following combined pro forma data is not necessarily indicative of the results of operations or the financial condition which would have been reported had the Merger been in effect during those periods or which may be reported in the future. The statements should be read in conjunction with the accompanying notes and with the audited financial statements of Cleveland Electric and Toledo Edison included elsewhere in this Joint Proxy Statement and Prospectus.


                  COMBINED PRO FORMA CONDENSED BALANCE SHEETS
                    OF CLEVELAND ELECTRIC AND TOLEDO EDISON

                                  (UNAUDITED)

                             (MILLIONS OF DOLLARS)


                                                                 DECEMBER 31, 1994
                                                  -----------------------------------------------
                                                      HISTORICAL
                                                  ------------------
                                                  CLEVELAND   TOLEDO                    PRO FORMA
                                                  ELECTRIC    EDISON   ADJUSTMENTS       TOTALS
                                                  ---------   ------   -----------      ---------
ASSETS:
Property, Plant and Equipment....................  $ 7,637    $3,435      $  --          $11,072
Less: Accumulated Depreciation and
  Amortization...................................    2,486    1,273          --            3,759
                                                  ---------   ------      -----         ---------
  Net Property, Plant and Equipment..............    5,151    2,162          --            7,313
Current Assets...................................      584      322         (22)(A)          884
Deferred Charges and Other Assets................    1,416    1,018          (7)(B)        2,427
                                                  ---------   ------      -----         ---------
       TOTAL ASSETS..............................  $ 7,151    $3,502      $ (29)         $10,624
                                                  ========    ======   ==========       =========

CAPITALIZATION AND LIABILITIES:
Capitalization:
  Common Stock Equity............................  $ 1,058    $ 685       $  --          $ 1,743
  Preferred Stock:
     With Mandatory Redemption Provisions........      246        7          --              253
     Without Mandatory Redemption Provisions.....      241      210          --              451
  Long-Term Debt.................................    2,543    1,154          --            3,697
                                                  ---------   ------      -----         ---------
     Total Capitalization........................    4,088    2,056          --            6,144
Current Liabilities..............................      958      316         (24)(A)        1,250
Deferred Credits and Other Liabilities...........    2,105    1,130          (5)(A,B)      3,230
                                                  ---------   ------      -----         ---------
       TOTAL CAPITALIZATION AND LIABILITIES......  $ 7,151    $3,502      $ (29)         $10,624
                                                  ========    ======   ==========       =========

                                                                  DECEMBER 31, 1993
                                                     --------------------------------------------
                                                         HISTORICAL
                                                     ------------------
                                                     CLEVELAND   TOLEDO                 PRO FORMA
                                                     ELECTRIC    EDISON   ADJUSTMENTS    TOTALS
                                                     ---------   ------   -----------   ---------
ASSETS:
Property, Plant and Equipment.......................  $ 7,538    $3,402      $  --       $10,940
Less: Accumulated Depreciation and Amortization.....    2,309    1,171          --         3,480
                                                     ---------   ------      -----      ---------
  Net Property, Plant and Equipment.................    5,229    2,231          --         7,460
Current Assets......................................      632      314         (20)(A)       926
Deferred Charges and Other Assets...................    1,298      965          (9)(B)     2,254
                                                     ---------   ------      -----      ---------
       TOTAL ASSETS.................................  $ 7,159    $3,510      $ (29)      $10,640
                                                     ========    ======   ==========    =========

CAPITALIZATION AND LIABILITIES:
Capitalization:
  Common Stock Equity...............................  $ 1,040    $ 623       $  (1)(R)   $ 1,662
  Preferred Stock:
     With Mandatory Redemption Provisions...........      285       28          --           313
     Without Mandatory Redemption Provisions........      241      210          --           451
  Long-Term Debt....................................    2,793    1,225           1(R)      4,019
                                                     ---------   ------      -----      ---------
     Total Capitalization...........................    4,359    2,086          --         6,445
Current Liabilities.................................      733      329         (21)(A)     1,041
Deferred Credits and Other Liabilities..............    2,067    1,095          (8)(A,B)    3,154
                                                     ---------   ------      -----      ---------
       TOTAL CAPITALIZATION AND LIABILITIES.........  $ 7,159    $3,510      $ (29)      $10,640
                                                     ========    ======   ==========    =========

                 COMBINED PRO FORMA CONDENSED INCOME STATEMENTS
                    OF CLEVELAND ELECTRIC AND TOLEDO EDISON
                                  (UNAUDITED)
                             (MILLIONS OF DOLLARS)


                                                             YEAR ENDED DECEMBER 31, 1994
                                            ---------------------------------------------------------------
                                                     HISTORICAL
                                            -----------------------------
                                             CLEVELAND          TOLEDO                          PRO FORMA
                                              ELECTRIC          EDISON        ADJUSTMENTS         TOTALS
                                            ------------     ------------     ------------     ------------
Operating Revenues......................       $1,698           $  865           $ (141)(C)       $2,422
Operating Expenses......................        1,302              685             (143)(C,D)      1,844
                                            ------------     ------------     ------------     ------------
  Operating Income......................          396              180                2              578
Deferred Carrying Charges and Other
  Nonop-
  erating Income........................           31               17               (2)(D,E,R)        46
                                            ------------     ------------     ------------     ------------
  Income Before Interest Charges........          427              197               --              624
Interest Charges........................          242              115               (1)(E)          356
                                            ------------     ------------     ------------     ------------
  Net Income............................          185               82                1              268
Preferred Dividend Requirements.........           45               20                1(R)            66
                                            ------------     ------------     ------------     ------------
  Earnings Available for Common Stock...       $  140           $   62           $   --           $  202
                                            ============     ============     ============     ============


                                                             YEAR ENDED DECEMBER 31, 1993
                                            ---------------------------------------------------------------
                                                     HISTORICAL
                                            -----------------------------
                                             CLEVELAND          TOLEDO                          PRO FORMA
                                              ELECTRIC          EDISON        ADJUSTMENTS         TOTALS
                                            ------------     ------------     ------------     ------------
Operating Revenues......................       $1,751           $  871           $ (147)(C)       $2,475
Operating Expenses......................        1,529              782             (148)(C,D)      2,163
                                            ------------     ------------     ------------     ------------
  Operating Income......................          222               89                1              312
Write-off of Perry Unit 2...............         (351)            (232)              --             (583)
Deferred Carrying Charges, Net and Other
  Nonoperating (Loss)...................         (218)             (31)              (1)(D)         (250)
                                            ------------     ------------     ------------     ------------
  (Loss) Before Interest Charges........         (347)            (174)              --             (521)
Interest Charges........................          240              115               --              355
                                            ------------     ------------     ------------     ------------
  Net (Loss)............................         (587)            (289)              --             (876)
Preferred Dividend Requirements.........           45               23               --               68
                                            ------------     ------------     ------------     ------------
  (Loss) Available for Common Stock.....       $ (632)          $ (312)          $   --           $ (944)
                                            ============     ============     ============     ============

                                                             YEAR ENDED DECEMBER 31, 1992
                                            ---------------------------------------------------------------
                                                     HISTORICAL
                                            -----------------------------
                                             CLEVELAND          TOLEDO                          PRO FORMA
                                              ELECTRIC          EDISON        ADJUSTMENTS         TOTALS
                                            ------------     ------------     ------------     ------------
Operating Revenues......................       $1,743           $  845           $ (149)(C)       $2,439
Operating Expenses......................        1,358              695             (150)(C,D)      1,903
                                            ------------     ------------     ------------     ------------
  Operating Income......................          385              150                1              536
Deferred Carrying Charges and Other
  Nonoperating Income...................           63               42               (1)(D)          104
                                            ------------     ------------     ------------     ------------
  Income Before Interest Charges........          448              192               --              640
Interest Charges........................          243              121               --              364
                                            ------------     ------------     ------------     ------------
  Net Income............................          205               71               --              276
Preferred Dividend Requirements.........           41               24               --               65
                                            ------------     ------------     ------------     ------------
  Earnings Available for Common Stock...       $  164           $   47           $   --           $  211
                                            ============     ============     ============     ============

            NOTES TO COMBINED PRO FORMA CONDENSED BALANCE SHEETS AND
                               INCOME STATEMENTS
                                  (UNAUDITED)

The Pro Forma Financial Statements include the following adjustments:

(A) Elimination of intercompany accounts and notes receivable and accounts and notes payable.
(B) Reclassification of prepaid pension costs.
(C) Elimination of intercompany operating revenues and operating expenses.
(D) Elimination of intercompany working capital transactions.
(E) Elimination of intercompany interest income and interest expense.

(R) Rounding adjustments.

                          BUSINESSES OF THE COMPANIES

                  DESCRIPTION OF CLEVELAND ELECTRIC'S BUSINESS


     Cleveland Electric, which was incorporated under the laws of the State of Ohio in 1892, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. Cleveland Electric also provides electric energy at wholesale to other electric utility companies and to two municipal electric systems in its service area. Cleveland Electric serves approximately 747,000 customers and in 1994 derived approximately 77% of its total electric retail revenue from customers outside the City of Cleveland. Principal industries served by Cleveland Electric include those producing steel and other primary metals; automotive and other transportation equipment; chemicals; electrical and nonelectrical machinery; fabricated metal products; and rubber and plastic products. Nearly all of Cleveland Electric's operating revenues are derived from the sale of electric energy. At December 31, 1994, Cleveland Electric had 3,547 employees of which about 54% were represented by one union having a collective bargaining agreement with Cleveland Electric.


                    DESCRIPTION OF TOLEDO EDISON'S BUSINESS


     Toledo Edison, which was incorporated under the laws of the State of Ohio in 1901, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. Toledo Edison also provides electric energy at wholesale to other electric utility companies and to 13 municipally owned distribution systems and one rural electric cooperative distribution system in its service area. Toledo Edison serves approximately 287,000 customers and in 1994 derived approximately 57% of its total electric retail revenue from customers outside the City of Toledo. Principal industries served by Toledo Edison include metal casting, forming and fabricating; petroleum refining; automotive equipment and assembly; food processing; and glass. Nearly all of Toledo Edison's operating revenues are derived from the sale of electric energy. At December 31, 1994, Toledo Edison had 1,887 employees of which about 56% were represented by three unions having collective bargaining agreements with Toledo Edison.


           RELATIONSHIPS BETWEEN CLEVELAND ELECTRIC AND TOLEDO EDISON

     Cleveland Electric and Toledo Edison are wholly owned subsidiaries of Centerior and have common management and control of all operations.

               MANAGEMENT OF CLEVELAND ELECTRIC AND TOLEDO EDISON

     The Cleveland Electric Board and the Toledo Edison Board both currently consist of Robert J. Farling, Murray R. Edelman and Fred J. Lange, Jr. It is anticipated that these individuals will serve as directors of Cleveland Electric following consummation of the Merger until such time as successors may be elected in accordance with the Amended Articles.

     Mr. Farling is Chairman of the Board and Chief Executive Officer of both Cleveland Electric and Toledo Edison. Mr. Edelman is President of Cleveland Electric and Vice Chairman of Toledo Edison. Mr. Lange is President of Toledo Edison and Vice President of Cleveland Electric.


     Additional information regarding the directors and officers of Cleveland Electric and Toledo Edison, including their compensation and certain relationships and related transactions, is hereby incorporated by reference from the Form 10-K.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
                    OF CLEVELAND ELECTRIC AND TOLEDO EDISON

     No officers or directors of Centerior, Cleveland Electric or Toledo Edison own any shares of Cleveland Electric Preferred Stock or Toledo Edison Preferred Stock except for one officer who owns 400 shares of Toledo Edison Preferred Stock. Such officer disclaims beneficial ownership of those shares.

                AMENDMENT OF CLEVELAND ELECTRIC AMENDED ARTICLES

     The Amended Articles that are proposed for adoption at the Cleveland Electric Special Meeting are substantially identical to the Amended Articles of Cleveland Electric as currently in effect, except for:

          1. The change of the headquarter city of Cleveland Electric from Cleveland, Ohio to Independence, Ohio (Article Two);

          2. The increase in the total number of authorized shares from 112,000,000 to 123,000,000, and the corresponding increase in the number of authorized shares of Cleveland Electric Preferred Stock without par value from 4,000,000 to 15,000,000 (Article Four);

          3. In the general terms of the Cleveland Electric Preferred Stock, a change in the permitted location of a depository bank for the purpose of redemption of Preferred Stock to "Ohio or New York, New York" (formerly reading "Cleveland, Ohio or New York, New York") (Article Four, Division A, Section 3(b)(1));

          4. In the express terms of currently outstanding series of Cleveland Electric Preferred Stock, deletion of the phrase "Of the 4,000,000 authorized shares of Serial Preferred Stock" (Article Four, Division A, Sections 8, 9, 10, 11, 19, 20, 21, 23, 24, 25 and 26);

          5. The establishment of thirteen series of Cleveland Electric Preferred Stock, and the terms thereof, substantially mirroring the series of Toledo Edison Preferred Stock to be converted in the Merger (see "The Agreement" herein), in order to carry out the Merger (Article Four, Division A, Sections 27 through 39); and

          6. Clarifying amendments to confirm existing practice that (a) Cleveland Electric may redeem some or all of the Cleveland Electric Preferred Stock of a series without redeeming Cleveland Electric Preferred Stock of other series, and (b) Cleveland Electric Preferred Stock purchased by Cleveland Electric may be applied in satisfaction of sinking fund redemption obligations (Article Four, Division A, Section 3).

     Although only 2,283,500 additional shares of Cleveland Electric Preferred Stock are to be issued in the Merger, Cleveland Electric is proposing that the authorized Preferred Stock be increased by 11,000,000 shares. This will add to the flexibility available to Cleveland Electric to accomplish future financings. Prior to the Merger, Cleveland Electric had 4,000,000 authorized shares of Preferred Stock, and Toledo Edison had 3,000,000 authorized shares of $100 Par Value Preferred Stock and 12,000,000 authorized shares of $25 Par Value Preferred Stock, for a total of 19,000,000 authorized shares of Preferred Stock of the two companies in the aggregate. After the Merger and the adoption of the Amended Articles, Cleveland Electric will have 15,000,000 authorized shares of Preferred Stock.

     The Amended Articles will be filed in the Office of the Secretary of State of the State of Ohio immediately prior to the Effective Time of the Merger. If for any reason the Merger does not go forward, the Amended Articles will not be so filed, even if previously approved by the Cleveland Electric Preferred Stock Share Owners, and the amended articles as heretofore in effect will remain in effect.

     The foregoing discussion of the Amended Articles is qualified in its entirety by reference to the provisions of the Amended Articles, which are attached as Exhibit B to Appendix I to this Joint Proxy Statement and Prospectus.

                DESCRIPTION OF CLEVELAND ELECTRIC CAPITALIZATION

                                    GENERAL

     Following adoption of the Amended Articles, the authorized capital stock of Cleveland Electric will be 123,000,000 shares, consisting of 105,000,000 shares of Cleveland Electric Common Stock, without par value, 3,000,000 shares of preference stock ("Cleveland Electric Preference Stock"), without par value, and 15,000,000 shares of Cleveland Electric Preferred Stock, without par value. All of the outstanding shares of Cleveland

Electric Common Stock are held by Centerior, and no shares of Cleveland Electric Preference Stock are currently outstanding.

                                PREFERRED STOCK

     Following the Merger, the Cleveland Electric Board will be authorized to issue 15,000,000 shares of Cleveland Electric Preferred Stock, which may be issued from time to time in one or more series, each such series to have such distinctive designation or title as may be fixed by the Cleveland Electric Board prior to the issuance of any shares thereof. Each series may differ from each other series already outstanding as may be determined from time to time by the Cleveland Electric Board in the following respects: (a) the rate of dividend;
(b) the amount per share, if any, which the Preferred Stock shall be entitled to receive upon redemption, liquidation, distribution or sale of assets, dissolution or winding up of Cleveland Electric; (c) terms and conditions of conversion, if any; or (d) terms of sinking fund, redemption or purchase, if any. The following provisions apply to all series of Cleveland Electric Preferred Stock.

     Dividend Rights. The holders of each series of Cleveland Electric Preferred Stock are entitled to receive, out of funds legally available therefor, if declared, dividends in cash at the rate determined for such series and no more, payable on the dates fixed for such series, before any dividends (except as described in the following paragraph) may be paid or any distribution made on the Cleveland Electric Preference Stock or Common Stock or other shares ranking junior to the Cleveland Electric Preferred Stock. Such dividends are cumulative from the dates fixed for the series. No dividends may be paid upon any series of Cleveland Electric Preferred Stock for any dividend period unless at the same time a like proportionate dividend for the dividend periods ending on the same or any earlier date, ratably in proportion to the respective dividend rates fixed therefor, has been paid or declared or set apart on all series of Cleveland Electric Preferred Stock then outstanding and entitled to receive such dividend.

     Restrictions on Cleveland Electric Preference Stock and Common Stock. If and so long as there is any arrearage in the payment of dividends on any outstanding Cleveland Electric Preferred Stock or in meeting any sinking fund requirement, no dividend or other distribution may be made in respect of Cleveland Electric Preference Stock or Common Stock or any other shares ranking junior to the Cleveland Electric Preferred Stock (except a dividend or distribution payable in Cleveland Electric Preference Stock or Common Stock, or other shares ranking junior to the Cleveland Electric Preferred Stock).

     Liquidation. Upon voluntary or involuntary liquidation, dissolution or winding up of Cleveland Electric, to the extent assets remain after payment of creditors in full and before any distribution to holders of Cleveland Electric Preference Stock or Common Stock or other shares ranking junior to the Cleveland Electric Preferred Stock, the holders of the Cleveland Electric Preferred Stock are entitled to receive the applicable liquidation price fixed for their respective series, plus an amount equal to dividends accrued to, but excluding, the date of payment thereof, ratably in proportion to their full preferential amounts. The merger or consolidation of Cleveland Electric into or with any other corporation, the merger of any other corporation into it, or the sale, lease or conveyance of all or substantially all the property or business of Cleveland Electric, is not deemed to be a dissolution, liquidation or winding up for this purpose.

     Voting Rights. The holders of Cleveland Electric Preferred Stock have no voting rights except as required by law and as follows:

          (a) if Cleveland Electric is in default in the payment of the full dividends for a number of dividend payments (whether or not consecutive) which aggregate at least 540 days on any series of Cleveland Electric Preferred Stock, the holders of Cleveland Electric Preferred Stock of all series become entitled to vote as a separate class, at a meeting at which the holders of at least 50% thereof are represented, to elect two directors of Cleveland Electric, in addition to those elected by holders of the Cleveland Electric Common Stock, until all accrued dividends on the Cleveland Electric Preferred Stock have been paid; provided that such special class voting rights will remain vested until all accrued dividends on the Cleveland Electric

     Preferred Stock are paid, whereupon holders of Cleveland Electric Preferred Stock will be divested of their special class voting rights in subsequent elections of directors;

          (b) the consent of the holders of at least two-thirds of the Cleveland Electric Preferred Stock of all series, voting as a separate class, is necessary (i) to change the Amended Articles or the Regulations of Cleveland Electric in a manner adversely affecting the preferences, voting or other rights of the holders of Cleveland Electric Preferred Stock (provided that, if any such change adversely affects less than all series of Cleveland Electric Preferred Stock then outstanding, then only the consent of two-thirds of the Cleveland Electric Preferred Stock so affected is necessary), (ii) to authorize or to increase the authorized amount of any shares or any security convertible into shares, in either case ranking prior to the Cleveland Electric Preferred Stock, or (iii) to purchase or redeem (for sinking fund purposes or otherwise) less than all outstanding Cleveland Electric Preferred Stock (except pursuant to an offer made to all record holders of Cleveland Electric Preferred Stock) when there exists a default in the payment of dividends thereon or in meeting any sinking fund requirement thereof; and

          (c) the consent of the holders of at least a majority of the Cleveland Electric Preferred Stock of all series, voting as a separate class, is necessary (i) for the sale, lease or conveyance of all or substantially all of the property or business of Cleveland Electric, (ii) for the consolidation with or merger of Cleveland Electric into another corporation unless, with certain exceptions, the resulting or surviving corporation has no shares ranking prior to or on a parity with the Cleveland Electric Preferred Stock, or (iii) for the authorization of any shares ranking on a parity with the Cleveland Electric Preferred Stock or an increase in the authorized shares of the Cleveland Electric Preferred Stock.

     Redemption, Sinking Fund and Purchase Provisions. A series of Cleveland Electric Preferred Stock may be redeemed at the option of the Cleveland Electric Board or be subject to a sinking fund or mandatory redemption to the extent provided, if any, in the express terms of such series. Any shares of Cleveland Electric Preferred Stock may be purchased by Cleveland Electric from time to time. See "Voting Rights", above, regarding requirements for the purchase or redemption of Cleveland Electric Preferred Stock while there is an arrearage in the payment of dividends or the meeting of any sinking fund requirement. Cleveland Electric Preferred Stock which has been redeemed or purchased resumes the status of authorized but unissued Cleveland Electric Preferred Stock without serial designation and may be reissued by Cleveland Electric from time to time as Cleveland Electric Preferred Stock of any series, except as may be limited by the express terms of a series.

                    FIRST MORTGAGE AND FIRST MORTGAGE BONDS

     Cleveland Electric has issued bonds under a certain Mortgage and Deed of Trust, dated July 1, 1940, from Cleveland Electric to Guaranty Trust Company of New York as trustee, under which The Chase Manhattan Bank (National Association) is the successor Trustee ("Cleveland Electric First Mortgage Trustee"), as supplemented and modified by sixty-eight supplemental indentures thereto (collectively, "Cleveland Electric First Mortgage").

     The Cleveland Electric First Mortgage grants a valid and perfected first lien, subject only to certain permitted liens and other encumbrances, on substantially all of the property owned and franchises held by Cleveland Electric, except the following: (a) cash, receivables and contracts not pledged or required to be pledged under the Cleveland Electric First Mortgage and leases in which Cleveland Electric is lessor; (b) securities not specifically pledged or required to be pledged under the Cleveland Electric First Mortgage; (c) property held for consumption in operation or in advance of use for fixed capital purposes or for resale or lease to customers; (d) electric energy and other materials or products produced or purchased by Cleveland Electric for sale, distribution or use in the ordinary conduct of its business; and (e) all the property of any other corporation which may now or hereafter be wholly or substantially wholly owned by Cleveland Electric (Clauses preceding Article I). All property acquired by Cleveland Electric after June 30, 1940, other than the property excepted from the lien of the Cleveland Electric First Mortgage, becomes subject to the lien thereof upon acquisition (Article I and granting and other clauses preceding Article I). Under certain conditions, the Cleveland Electric First Mortgage permits Cleveland Electric to acquire property subject to a lien prior to the lien of the Cleveland Electric First Mortgage (Article
IV).

     Property subject to the lien of the Cleveland Electric First Mortgage will be released from the lien upon the sale or transfer of such property if Cleveland Electric deposits the fair value of the property with the Cleveland Electric First Mortgage Trustee and meets certain other conditions specified in the First Mortgage (Article VII). Moneys received by the Cleveland Electric First Mortgage Trustee for the release of property will, under certain circumstances, be applied to redeem outstanding Cleveland Electric First Mortgage Bonds, be applied to satisfy other obligations of Cleveland Electric or be paid over to Cleveland Electric from time to time based upon property additions or refundable Cleveland Electric First Mortgage Bonds (Article VIII).

     In the Nineteenth Supplemental Indenture, the Cleveland Electric First Mortgage was modified to permit Cleveland Electric without the vote or consent of the holders of any Cleveland Electric First Mortgage Bonds issued after November 1976 (a) to exclude nuclear fuel from the lien of the Cleveland Electric First Mortgage to the extent not excluded therefrom by its existing provisions and (b) to revise the definition of property additions which can constitute bondable property to include facilities outside the State of Ohio even though they are not physically connected with property of Cleveland Electric in the State of Ohio and to clarify its general scope.

                              SUBORDINATE MORTGAGE

     To secure its obligations under various credit agreements, Cleveland Electric has entered into an Open-End Subordinate Indenture of Mortgage, dated as of June 1, 1994, ("Cleveland Electric Subordinate Mortgage") with Bank One, Columbus, N.A., as Trustee ("Cleveland Electric Subordinate Mortgage Trustee").

     The Cleveland Electric Subordinate Mortgage grants a valid and perfected lien, subject to the lien of the Cleveland Electric First Mortgage and to certain permitted encumbrances, on substantially all property owned and franchises held by Cleveland Electric which are also subject to the lien of the Cleveland Electric First Mortgage. The Cleveland Electric Subordinate Mortgage provides that property subject to the lien of the Cleveland Electric Subordinate Mortgage will be released from such lien if such a release is automatically granted under the Cleveland Electric First Mortgage or upon presentation to the Cleveland Electric Subordinate Mortgage Trustee of documentation demonstrating that the subject property has been released from the lien of the Cleveland Electric First Mortgage. For a discussion of the property subject to the lien of the Cleveland Electric First Mortgage and the method for releasing property from the Cleveland Electric First Mortgage, see "Description of Cleveland Electric Capitalization -- First Mortgage and First Mortgage Bonds".

                  DESCRIPTION OF TOLEDO EDISON CAPITALIZATION

                                    GENERAL

     The authorized capital stock of Toledo Edison currently consists of 80,000,000 shares, consisting of 60,000,000 shares of Toledo Edison Common Stock, $5 par value, 5,000,000 shares of Preference Stock ("Toledo Edison Preference Stock"), $25 Par Value, 12,000,000 shares of Toledo Edison Preferred Stock, $25 Par Value and 3,000,000 shares of Toledo Edison Preferred Stock, $100 Par Value. All of the outstanding shares of Toledo Edison Common Stock are held by Centerior, and no shares of Toledo Edison Preference Stock are outstanding.

                                PREFERRED STOCK

     Shares of Toledo Edison Preferred Stock may be issued from time to time in one or more series, each such series to have such distinctive designation or title as may be fixed by the Toledo Edison Board prior to the issuance of any shares thereof. Each series may differ from each other series already outstanding as may be declared from time to time by the Toledo Edison Board in the following respects: (a) the rate of dividend, dividend payment dates and dates from which dividends are cumulative; (b) the amount per share, if any, which the Preferred Stock shall be entitled to receive upon redemption, liquidation, distribution or sale of assets, dissolution or winding up of Toledo Edison; (c) terms and conditions of conversion, if any; or (d) terms of sinking fund, redemption or purchase, if any. The outstanding series of Toledo Edison Preferred Stock are set forth in Article 2.2 of the Agreement, which is attached hereto as Appendix I and incorporated by reference herein. The following provisions apply to all series of Toledo Edison Preferred Stock.

     Dividend Rights. The holders of each series of Toledo Edison Preferred Stock are entitled to receive, out of funds legally available therefor, if declared, dividends in cash at the rate determined for such series and no more, payable on the dates fixed for such series, before any dividends (except as described in the following paragraph) may be paid or any distribution made on the Toledo Edison Preference Stock or Common Stock. Such dividends are cumulative from the dates fixed for the series.

     Restrictions on Toledo Edison Preference Stock and Common Stock. If and so long as there is any arrearage in the payment of dividends on any outstanding Toledo Edison Preferred Stock, no dividend or other distribution may be made in respect of Toledo Edison Preference Stock or Common Stock.

     Liquidation. Upon voluntary or involuntary liquidation, dissolution or winding up of Toledo Edison, to the extent assets remain after payment of creditors in full and before any distribution to holders of Toledo Edison Preference Stock or Common Stock, the holders of the Toledo Edison Preferred Stock are entitled to receive the applicable liquidation price fixed for their respective series, plus an amount equal to dividends accrued to, but excluding, the date of payment thereof, ratably in proportion to their full preferential amounts. The merger or consolidation of Toledo Edison into or with any other corporation, or the sale or transfer of all or substantially all the property of Toledo Edison, is not deemed to be a dissolution, liquidation or winding up for this purpose.

     Voting Rights. The holders of Toledo Edison Preferred Stock have no voting rights except as required by law and as follows (in the case of the $100 Par Value stock, each share carries one vote; in the case of the $25 Par Value, each share carries one-fourth of one vote):

          (a) if Toledo Edison is in default in the payment of dividends in an amount equivalent to four full quarterly dividends on all shares of Toledo Edison Preferred Stock then outstanding, the holders of Toledo Edison Preferred Stock of all series become entitled to vote as a separate class, at a meeting at which the holders of at least 50% thereof are represented, to elect the smallest number of directors necessary to constitute a majority of the full Toledo Edison Board, until all accrued dividends on the Toledo Edison Preferred Stock have been paid; provided that such special class voting rights will remain vested until all accrued dividends on the Toledo Edison Preferred Stock are paid, whereupon holders of Toledo Edison Preferred Stock will be divested of their special class voting rights in subsequent elections of directors;

          (b) the consent of the holders of at least two-thirds of the Toledo Edison Preferred Stock of all series, voting as a separate class, is necessary (i) to authorize or issue any stock ranking prior to the Toledo Edison Preferred Stock, (ii) to issue additional Toledo Edison Preferred Stock in the event certain income and capitalization requirements are not met, (iii) to authorize or issue any obligation or security convertible into or evidencing the right to purchase shares of Toledo Edison Preferred Stock or any stock ranking prior to or on par with Toledo Edison Preferred Stock, or (iv) to amend the provisions of Article IV of the Toledo Edison Articles of Incorporation so as to affect adversely any of the preferences or other rights given to the Toledo Edison Preferred Stock; and

          (c) the consent of the holders of at least a majority of the Toledo Edison Preferred Stock of all series, voting as a separate class, is necessary (i) for the merger, consolidation or sale of all or substantially all of the property or business of Toledo Edison, unless such merger, consolidation or sale has been ordered, approved or permitted by the SEC under the PUHCA, or (ii) for the authorization of any shares ranking on a parity with the Toledo Edison Preferred Stock or an increase in the authorized shares of the Toledo Edison Preferred Stock.

     Redemption, Sinking Fund and Purchase Provisions. A series of Toledo Edison Preferred Stock may be redeemed at the option of the Toledo Edison Board or be subject to a sinking fund or mandatory redemption to the extent provided, if any, in the express terms of such series.

                    FIRST MORTGAGE AND FIRST MORTGAGE BONDS

     Toledo Edison has issued bonds under a certain Indenture of Mortgage and Deed of Trust, dated as of April 1, 1947, from Toledo Edison to The Chase National Bank of the City of New York (predecessor of The Chase Manhattan Bank (National Association)), as trustee ("Toledo Edison First Mortgage Trustee"), as supplemented and modified by forty-one supplemental indentures thereto (collectively, "Toledo Edison First Mortgage").

     The Toledo Edison First Mortgage grants a valid and perfected first lien, subject only to certain permitted encumbrances, on substantially all the property owned and franchises held by Toledo Edison, except the following: (a) cash, receivables, contracts and leases in which Toledo Edison is lessor; (b) securities not specifically pledged or required to be pledged under the Toledo Edison First Mortgage; (c) property held for sale or lease to customers or consumable in Toledo Edison's operations; (d) transportation equipment; and (e) certain parcels of real estate held for disposition. All property acquired by Toledo Edison after April 1, 1947 of the character initially subjected to the lien of the Toledo Edison First Mortgage becomes subject to the lien of the Toledo Edison First Mortgage upon acquisition (Granting and other clauses preceding Article 1). Under certain conditions, the Toledo Edison First Mortgage permits Toledo Edison to acquire property subject to a lien prior to the lien of the Toledo Edison First Mortgage (Article 4).

     The Toledo Edison First Mortgage provides that property subject to the lien of the Toledo Edison First Mortgage may be released from such lien under certain circumstances. The following will be automatically released upon disposition by Toledo Edison: (a) equipment which has become unnecessary for use; (b) property which has been abandoned and the operation of which has become discontinued; (c) rights under any leases, rights-of-way, contracts, franchises, licenses, authority or permit; (d) real estate used solely for right-of-way if an easement over such real estate is retained; and (e) real estate, the value of which together with the value of all other real estate released in this manner within the preceding twelve months does not exceed $25,000. Other property will be released upon disposition by Toledo Edison subject to Toledo Edison's presentation to the Toledo Edison First Mortgage Trustee of documentation that the value received for the property equals or exceeds the fair value of such property and that all conditions contained in the Toledo Edison First Mortgage relating to the release of property have been complied with. Proceeds of the sale of any property subject to the lien of the Toledo Edison First Mortgage must be deposited with the Toledo Edison First Mortgage Trustee and may be withdrawn by Toledo Edison based upon property additions or refundable Toledo Edison First Mortgage Bonds, may be applied to the redemption of outstanding Toledo Edison First Mortgage Bonds or may be applied to pay federal or state taxes incurred by Toledo Edison as a result of such sale.

                              SUBORDINATE MORTGAGE

     To secure its obligations under various credit agreements, Toledo Edison has entered into an Open-End Subordinate Indenture of Mortgage, dated as of June 1, 1994, ("Toledo Edison Subordinate Mortgage") with Bank One, Columbus, N.A., as Trustee ("Toledo Edison Subordinate Mortgage Trustee").

     The Toledo Edison Subordinate Mortgage grants a valid and perfected lien, subject to the lien of the Toledo Edison First Mortgage and to certain permitted encumbrances, on substantially all property owned and franchises held by Toledo Edison which are also subject to the lien of the Toledo Edison First Mortgage. The Toledo Edison Subordinate Mortgage provides that property subject to the lien of the Toledo Edison Subordinate Mortgage will be released from such lien if such a release is automatically granted under the Toledo Edison First Mortgage or upon presentation to the Toledo Edison Subordinate Mortgage Trustee of documentation demonstrating that the subject property has been released from the lien of the Toledo Edison First Mortgage. For a discussion of the property subject to the lien of the Toledo Edison First Mortgage and the method for releasing property from the Toledo Edison First Mortgage, see "Description of Toledo Edison Capitalization -- First Mortgage and First Mortgage Bonds".

                 SURVIVING CORPORATION SECURED DEBT OBLIGATIONS

     As a result of the Merger, Cleveland Electric will acquire all of the assets of Toledo Edison, including property subject to the lien of the Toledo Edison First Mortgage, which at the time of the Merger will be subject to the lien of the Cleveland Electric First Mortgage and the Cleveland Electric Subordinate Mortgage. The liens of the Cleveland Electric First Mortgage and the Cleveland Electric Subordinate Mortgage will be junior to the lien of the Toledo Edison First Mortgage on the property subject to the lien of the Toledo Edison First Mortgage.

     After the Merger, the only assets of Cleveland Electric which will be subject to the liens of the Toledo Edison First Mortgage and the Toledo Edison Subordinate Mortgage will be the property subject to the lien of the Toledo Edison First Mortgage at the time of the Merger and properties thereafter acquired by Cleveland Electric which are used in connection with or are appertaining to such property. The liens of the Cleveland Electric First Mortgage and the Cleveland Electric Subordinate Mortgage will, after the Merger, continue to be liens on substantially all of the fixed properties and franchises of Cleveland Electric.

     Cleveland Electric expects that it will, after the Merger, enter into a new indenture ("New Indenture") which will prohibit the issuance of any bonds under the Toledo Edison First Mortgage or the Cleveland Electric First Mortgage, except to the trustee under the New Indenture in the same principal amount as, and as the basis for the issuance of, bonds issued by Cleveland Electric under the New Indenture. The New Indenture trustee will hold such Toledo Edison First Mortgage Bonds and Cleveland Electric First Mortgage Bonds for the benefit of the holders of the New Indenture bonds, which are thus expected to be rated the same as the Toledo Edison First Mortgage Bonds and the Cleveland Electric First Mortgage Bonds.

     A substantial portion of the properties owned by Cleveland Electric after the Merger, will be subject to the lien of the New Indenture, and such lien will be junior to the liens of the Cleveland Electric First Mortgage and the Toledo Edison First Mortgage, but senior to the liens of the Cleveland Electric Subordinate Mortgage and the Toledo Edison Subordinate Mortgage.

     At such time as the New Indenture trustee holds all of the outstanding bonds issued under the Cleveland Electric First Mortgage and the Toledo Edison First Mortgage, such bonds will be canceled, the indenture under which such bonds were issued will be discharged, and the lien of the New Indenture will become a first mortgage lien on the properties which were subject to the first mortgage lien of the discharged indenture.

                                 LEGAL OPINIONS

     Legality of the Cleveland Electric Preferred Stock issued pursuant to the Registration Statement will be passed upon for Cleveland Electric by Terrence G. Linnert, Mary E. O'Reilly or Kevin P. Murphy, counsel for Cleveland Electric.

                                    EXPERTS


     The statements as to matters of law and legal conclusions under the headings "General Regulation", "Environmental Regulation", "Electric Rates", "Title to Property" and "Legal Proceedings" in the Form
10-K, and under the headings "Description of Cleveland Electric Preferred Stock", "Indemnification of Cleveland Electric's Directors and Officers", "Tax Consequences" and "Dissenters' Rights" in the Registration Statement are made on the authority of Terrence G. Linnert, Mary E. O'Reilly or Kevin P. Murphy, as an expert.



     Mr. Linnert is Vice President of the Company and Centerior and Vice President -- Legal & Governmental Affairs and General Counsel of Centerior Service, Mrs. O'Reilly is Managing Attorney of Centerior Service and Mr. Murphy is Senior Corporate Counsel of Centerior Service.



     The financial statements and schedules of Cleveland Electric and Toledo Edison included in the Form 10-K and incorporated by reference in this Joint Proxy Statement and Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their respective reports thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving such reports. Reference is made to each said report which includes an explanatory paragraph that describes a change in the method of accounting for postretirement benefits other than pensions in 1993, as discussed in Note 9 to the financial statements of both Cleveland Electric and Toledo Edison.


                          PROXY SOLICITATION EXPENSES

     Under the Agreement, all costs and expenses incurred in connection with the Merger, including the expenses of printing this Joint Proxy Statement and Prospectus, the expenses of printing and filing the related Registration Statement and the expenses of soliciting proxies from Cleveland Electric and Toledo Edison Preferred Stock Share Owners, are to be shared equally by Cleveland Electric and Toledo Edison.

         INDEMNIFICATION OF CLEVELAND ELECTRIC'S DIRECTORS AND OFFICERS

     Cleveland Electric Regulations provide that each person who is or has been a director or officer of Cleveland Electric shall be indemnified by Cleveland Electric against judgments, penalties, reasonable settlements, legal fees and expenses arising out of any threatened, pending or completed proceedings of a criminal, administrative or investigative nature in which he or she may become involved by reason of his or her relationship to Cleveland Electric (other than a proceeding by or on behalf of Cleveland Electric), but only if he or she is found, by the disinterested members of the Cleveland Electric Board, by independent counsel or by the Share Owners, (a) to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Cleveland Electric and (b) in the case of a criminal matter, to have had no reasonable cause to believe his or her conduct was unlawful.

     In the case of actions brought by or on behalf of Cleveland Electric against a director or officer, indemnification is provided only for reasonable legal fees and expenses and only if it is determined that he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Cleveland Electric; but if he or she is adjudged to be liable due to negligence or misconduct, indemnification is provided only if an appropriate court determines that indemnification is fair and reasonable under the circumstances.

     Similar indemnification also may be made available by Cleveland Electric to its directors and officers, and to a limited extent may be available as a matter of right to such persons, under Section 1701.13 of the Revised Code of Ohio.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Cleveland Electric pursuant to the foregoing provisions, Cleveland Electric has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     In the event that a claim for indemnification against liabilities described in the preceding paragraph (other than the payment by Cleveland Electric of expenses incurred or paid by a director, officer or controlling person of Cleveland Electric in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person, Cleveland Electric will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Cleveland Electric maintains and pays the premium on contracts insuring Cleveland Electric (with certain exclusions) against any liability to directors and officers it may incur under the above indemnity provisions and insuring each director and officer of Cleveland Electric (with certain exclusions) against liability and expense, including legal fees, which he or she may incur by reason of his or her relationship to Cleveland Electric, even if Cleveland Electric does not have the obligation or right to indemnify him or her against such liability or expense.

1994 FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF CLEVELAND
                           ELECTRIC AND TOLEDO EDISON



                                                                                      PAGE
                                                                                   ----------
CLEVELAND ELECTRIC
     Management's Financial Analysis............................................        36
     Income Statement...........................................................        41
     Retained Earnings..........................................................        41
     Cash Flows.................................................................        42
     Balance Sheet..............................................................        43
     Statement of Preferred Stock...............................................        45
     Notes to the Financial Statements..........................................        46
     Report of Independent Public Accountants...................................        56
TOLEDO EDISON
     Management's Financial Analysis............................................        57
     Income Statement...........................................................        62
     Retained Earnings..........................................................        62
     Cash Flows.................................................................        63
     Balance Sheet..............................................................        64
     Statement of Preferred Stock...............................................        66
     Notes to the Financial Statements..........................................        67
     Report of Independent Public Accountants...................................        77



    THE FOLLOWING INFORMATION IS REPRINTED FROM THE FORM 10-K, ITEMS 7 AND 8.

Management's Financial Analysis

OUTLOOK

STRATEGIC PLAN

We made significant strides in achieving the objectives of the comprehensive strategic action plan announced in January 1994. Centerior Energy Corporation (Centerior Energy), along with The Cleveland Electric Illuminating Company (Company) and The Toledo Edison Company (Toledo Edison), created the strategic plan to strengthen their financial and competitive position through the year 2001. The Company and Toledo Edison are the two wholly owned electric utility subsidiaries of Centerior Energy. The plan's objectives relate to the combined operations of all three companies. The objectives are to achieve profitable revenue growth, become an industry leader in customer satisfaction, build a winning employee team, attain increasingly competitive power supply costs and maximize share owner return on Centerior Energy common stock. To achieve these objectives, we will continue to control expenditures and reduce our outstanding debt and preferred stock. In addition, we will increase revenues by finding new uses for existing assets and resources, implementing new marketing programs and restructuring rates when appropriate. We will also improve the operating performance of our generating plants and take other appropriate actions.

During 1994, we made progress toward most of our long-term objectives. The Company and Toledo Edison initiated a marketing plan designed to increase total retail revenues (exclusive of fuel cost recovery revenues and weather influences) by 2-3% annually through 2001. Our new customer service activities are intended to raise our customer satisfaction rating. Our employees achieved enough of their established objectives for the year to receive a $500 per eligible employee incentive compensation award. The work undertaken during refueling outages at the Davis-Besse Nuclear Power Station (Davis-Besse) and Perry Nuclear Power Plant Unit 1 (Perry Unit 1) as well as the outage work at our fossil-fueled plants should help us achieve our long-term objective of reducing variable power costs to a more competitive level. Strong cash flow continued in 1994 and the Company's fixed-income obligations were reduced by $77 million. Also, the Company's total operation and maintenance expenses declined $71 million, exclusive of one-time charges in 1993.

We are taking aggressive steps to increase revenues through our enhanced marketing plan and to control costs. The full impact of these efforts will take time. In the meantime, the Company and Toledo Edison must raise revenues by restructuring rates. Accordingly, the Company and Toledo Edison are preparing to file a request with The Public Utilities Commission of Ohio (PUCO) to be effective in 1996. Meaningful cost control and marketing strategies will mitigate the need for additional rate increases and help us meet competition.

COMPETITION

We are implementing strategies designed to create and enhance our competitive advantages and to overcome the competitive disadvantages that we face due to regulatory and tax constraints and our high retail cost structure.

Currently our most pressing competition comes from two municipal electric systems in our service area. Our rates are generally higher than those of the two municipal systems due largely to their exemption from taxation, the lower cost financing available to them, the continued availability to them of lower cost power through short-term power purchases and their access to cheaper governmental power. We are seeking to address the tax disparity through the legislative process. In 1994, the Ohio Governor's Tax Commission recommended the replacement of the gross receipts and personal property taxes currently levied only on investor-owned utilities and collected through rates with a different tax collected from customers of all electric utilities, including municipal systems. Investor-owned utilities would reduce rates upon repeal of the existing taxes. We are now working to submit this proposal to the Ohio legislature.

We face the threat that municipalities in our service area could establish new systems and continue expanding existing systems. We are responding with aggressive marketing programs and by emphasizing the value of our service and the risks of a municipal system: substantial, long-term debt; no guarantee of low-cost wholesale electricity; the difficulty of forecasting costs; and the uncertainty of market share as a result of our aggressive competition. Generally, these municipalities have determined that developing a system is not feasible or have agreed with us not to pursue development of a system at this time. Although some communities continue to be interested in municipalization, we believe that we offer the best value and most reliable source of electric service in our territory.

The larger municipal system in our service area, Cleveland Public Power (CPP), is constructing new transmission and distribution facilities extending into eastern portions of Cleveland. CPP also plans to expand to western portions of Cleveland. CPP's expansion reduced our annual net income by about $4 million in 1993 and an additional $3 million in 1994. We estimate our net income will continue to be reduced by an additional $4 million to $5 million each year in the 1995-1999 period because of CPP's expansion. Despite CPP's expansion efforts, we have been successful in retaining most of the large industrial and commercial customers in the expansion areas by providing economic incentives in exchange for sole-supplier contracts. We have similar contracts with customers in other parts of our service area. Approximately 90% of our industrial revenues under contract will not be up for renewal until 1997 or later. As these contracts expire, we expect to renegotiate them and retain the customers. In addition, an increasing number of CPP customers are converting back to our service.

The Energy Policy Act of 1992 will increase competition in the electric utility industry by allowing broader access to a utility's transmission system. It should not significantly increase the competitive threat to us since we have been required to wheel electricity to municipal systems in our service area since 1977 under operating licenses for our nuclear generating units. Further, the government could eventually require utilities to deliver power from other utilities or generation sources to their retail customers. To combat this threat, we are offering incentives such as energy-efficiency improvements and reductions in demand charges for increased electricity usage to our industrial and commercial customers in return for long-term commitments.

RATE MATTERS

Under the Rate Stabilization Program discussed in Note 7, we agreed to freeze base rates until 1996 and limit rate increases through 1998. In exchange, we are permitted to defer through 1995 and subsequently recover certain costs not currently recovered in rates and to accelerate the amortization of certain benefits. Amortization and recovery of the deferrals are expected to begin in 1996 with future rate recognition and will continue over the average life of the related assets, or between 17 and 30 years. The continued use of these regulatory accounting measures in 1995 will be dependent upon our continuing assessment and conclusion that there will be probable recovery of such deferrals in future rates. Our analysis leading to certain year-end 1993 financial actions and the strategic plan also included an evaluation of our regulatory accounting measures. See Regulatory Accounting below and Note 7. We decided that, once the deferral of expenses and acceleration of benefits under the Rate Stabilization Program are completed in 1995, we should no longer plan to use these measures to the extent we have in the past.

REGULATORY ACCOUNTING

As described in Notes 1(a) and 7, the Company complies with the provisions of Statement of Financial Accounting Standards (SFAS) 71. We continually monitor changes in market and regulatory conditions and consider the effects of such changes in assessing the continuing applicability of SFAS 71. Criteria that could give rise to discontinuation of the application of SFAS 71 include: (1) increasing competition which significantly restricts the Company's ability to establish rates to recover operating costs, return requirements and the amortization of regulatory assets and (2) a significant change in the manner in which rates are set by the PUCO from cost-based regulations to some other form of regulations. In the event we determine that the Company no longer meets the criteria for following SFAS 71, the Company would be required to record a before-tax charge to write off the regulatory assets shown in Note 7. In addition, we would be required to evaluate whether the changes in the competitive and regulatory environment which led to discontinuing the application of SFAS 71 would also result in an impairment of the net book value of the Company's property, plant and equipment.

The Company's write-off in 1993 of the phase-in deferred operating expenses and carrying charges (phase-in deferrals) discussed in Note 7 resulted from our conclusion that projected revenues for the 1994-1998 period would not provide for recovery of such deferrals as scheduled by the PUCO order. This short time frame for recovery of the phase-in deferrals is a requirement under the accounting standard for phase-in plans of regulated enterprises, SFAS 92. The remaining recovery periods for all remaining regulatory assets are between 17 and 34 years. We believe the Company's rates will provide for recovery of these assets over the relevant periods and SFAS 71 continues to apply.

NUCLEAR OPERATIONS

The Company has interests in three nuclear generating units -- Davis-Besse, Perry Unit 1 and Beaver Valley Power Station Unit 2 (Beaver Valley Unit 2). Toledo Edison operates Davis-Besse and the Company operates Perry Unit 1. Davis-Besse and Beaver Valley Unit 2 have been operating extremely well, with each unit having a three-year availability average at year-end 1994 that exceeded the three-year industry average of 80% for similar reactors. However, the three-year availability average of Perry Unit 1 was below the three-year industry availability average for that reactor type.

In 1994, Davis-Besse had an availability factor of 88%. Further, Davis-Besse completed the shortest refueling and maintenance outage in its history in 1994, returning to service just 46 days after shutting down. The Company is in the process of upgrading Perry Unit 1 to the same level. For seven months in 1994, Perry Unit 1 was out of service for its fourth refueling and maintenance outage. Work was also performed in connection with the comprehensive course of action developed in 1993 to improve the operating performance of Perry Unit 1. Work in connection with that course of action is ongoing.

We externally fund the estimated costs for the future decommissioning of our nuclear units. In 1993 and 1994, we increased our decommissioning expense accruals because of revisions in our cost estimates. See Note 1(e).

Our nuclear units may be impacted by activities or events beyond our control. Operating nuclear units have experienced unplanned outages or extensions of scheduled outages because of equipment problems or new regulatory requirements. A major accident at a nuclear facility anywhere in the world could cause the Nuclear Regulatory Commission to limit or prohibit the operation or licensing of any domestic nuclear unit. If one of our nuclear units is taken out of service for an extended period for any reason, including an accident at such unit or any other nuclear facility, we cannot predict whether regulatory authorities would impose unfavorable rate treatment. Such treatment could include taking our affected unit out of rate base, thereby not permitting us to recover our investment in and earn a return on it, or disallowing certain construction or maintenance costs. An extended outage coupled with unfavorable rate treatment could have a material adverse effect on our financial condition and results of operations.

HAZARDOUS WASTE DISPOSAL SITES

The Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended (Superfund) established programs addressing the cleanup of hazardous waste disposal sites, emergency preparedness and other issues. The Company has been named as a "potentially responsible party" (PRP) for three sites listed on the Superfund National Priorities List (Superfund List) and is aware of its potential involvement in the cleanup of several other sites. Allegations that the Company disposed of hazardous waste at these sites, and the amounts involved, are often unsubstantiated and subject to dispute. Superfund provides that all PRPs for a particular site can be held liable on a joint and several basis. If the Company were held liable for 100% of the cleanup costs of all of the sites referred to above, the cost could be as high as $350 million. However, we believe that the actual cleanup costs will be substantially lower than $350 million, that the Company's share of any cleanup costs will be substantially less than 100% and that most of the other PRPs are financially able to contribute their share. The Company has accrued a liability totaling $8 million at December 31, 1994 based on estimates of the costs of cleanup and its proportionate responsibility for such costs. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition or results of operations.

COMMON STOCK DIVIDENDS

Centerior Energy's common stock dividend has been funded in recent years primarily by common stock dividends paid by the Company. We expect this practice to continue for the foreseeable future. In 1994, Centerior Energy lowered its common stock dividend which reduced its cash outflow by over $110 million annually. This action, in turn, reduced the common stock cash dividend demand on the Company. The Company is using the increased retained cash to redeem debt and preferred stock more quickly than would otherwise be the case. This has helped improve the Company's capitalization structure and fixed charge coverage ratios.

MERGER OF TOLEDO EDISON INTO THE COMPANY

We continue to seek the necessary regulatory approvals to complete the merger of Toledo Edison into the Company which was announced in 1994. The Company and Toledo Edison plan to seek preferred stock share owner approval in mid-1995. The merger is expected to be effective in 1995. See Note 15.

INFLATION

Although the rate of inflation has eased in recent years, we are still affected by even modest inflation which causes increases in the unit cost of labor, materials and services.

CAPITAL RESOURCES AND LIQUIDITY

1992-1994 CASH REQUIREMENTS

We need cash for normal corporate operations, the mandatory retirement of securities and constructing and modifying facilities. Construction is needed to meet anticipated demand for electric service, comply with government regulations and protect the environment. Over the three-year period 1992-1994, construction and mandatory retirement needs totaled approximately $940 million. In addition, we exercised options to redeem and purchase approximately $470 million of our securities.

We raised $989 million through security issues and term bank loans during the 1992-1994 period. The Company also utilized short-term borrowings to help meet its cash needs. The Company had $58 million of notes payable to affiliates at December 31, 1994. See Note 12. Although write-offs of the Company's Perry Nuclear Power Plant Unit 2 (Perry Unit 2) investment and phase-in deferrals in 1993 negatively affected earnings, they did not adversely affect cash flow. See Notes 4(b) and 7.

1995 AND BEYOND CASH REQUIREMENTS

Estimated cash requirements for 1995-1999 for the Company are $802 million for construction and $832 million for the mandatory redemption of debt and preferred stock. The Company expects to finance externally about two-thirds of its 1995 cash requirements of approximately $451 million and about one-third of its 1996 cash requirements of approximately $320 million. The Company expects to meet nearly all of its 1997-1999 requirements through internal cash generation and current cash resources. If economical, additional securities may be redeemed under optional redemption provisions. We expect that the Company's continued strong cash flow will reduce borrowing requirements and outstanding debt and preferred stock during this period.
Cash expenditures to comply with the Clean Air Act Amendments of 1990 (Clean Air
Act) are estimated to be approximately $65 million over the 1995-1999 period. See Note 4(a).

LIQUIDITY

Additional first mortgage bonds may be issued by the Company under its mortgage on the basis of property additions, cash or refundable first mortgage bonds. If the applicable interest coverage test is met, the Company may issue first mortgage bonds on the basis of property additions and, under certain circumstances, refundable bonds. At December 31, 1994, the Company would have been permitted to issue approximately $487 million of additional first mortgage bonds.

The Company also is able to raise funds through the sale of subordinated debt and preferred and preference stock. There are no restrictions on the Company's ability to issue preferred or preference stock.

In 1995, the Company plans to raise funds through the sale of first mortgage bonds and the collateralization of accounts receivable. In addition, the Company expects to issue first mortgage bonds as collateral security for the sale by a public authority of tax-exempt bonds.

The Company is a party to a $205 million revolving credit facility which runs through mid-1996. See Note 12. The Company had $66 million of cash and temporary cash investments at the end of 1994. The Company is unable to issue commercial paper because of its below investment grade commercial paper ratings.

The foregoing financing resources are expected to be sufficient for the Company's needs over the next several years. However, the availability and cost of capital to meet the Company's external financing needs also depend upon such factors as financial market conditions and its credit ratings. Current credit ratings for the Company are as follows:

                                     Standard          Moody's
                                     & Poor's         Investors
                                    Corporation     Service, Inc.
                                    -----------     -------------
First mortgage bonds                  BB                 Ba2
Unsecured notes                        B+                Ba3
Preferred stock                        B                  b2

RESULTS OF OPERATIONS

1994 VS. 1993

Factors contributing to the 3% decrease in 1994 operating revenues are as follows:

                                                   Millions
   Increase (Decrease) in Operating Revenues      of Dollars
- ------------------------------------------------  -----------
  KWH Sales Volume and Mix                           $   2
  Wholesale Revenues                                   (48)
  Fuel Cost Recovery Revenues                          (13)
  Miscellaneous Revenues                                 6
                                                     -----
      Total                                          $ (53)
                                                     -----

The Company experienced good retail kilowatt-hour sales growth in the commercial and industrial categories in 1994; the residential category was negatively impacted by weather conditions, particularly during the summer. The revenue decrease resulted primarily from milder weather conditions in 1994 and 53% lower wholesale sales. Weather reduced base rate revenues approximately $8 million from the 1993 amount. Although total sales decreased by 4.6%, commercial sales increased 2.4%. Industrial sales increased 0.7% on the strength of increased sales to large automotive manufacturers and the broad-based, smaller industrial customer group. This growth substantiated an economic resurgence in Northeastern Ohio. Residential sales declined 0.2% because of the weather factor. Other sales decreased by 42% because of the lower sales to wholesale customers attributable to expiration of a wholesale power agreement, softer wholesale market conditions and limited power availability for bulk power transactions at certain times because of generating plant outages. Lower 1994 fuel cost recovery revenues resulted from favorable changes in the fuel cost factors. The weighted average of these factors dropped by approximately 5%.

For 1994, operating revenues were 31% residential, 32% commercial, 30% industrial and 7% other and kilowatt-hour sales were 24% residential, 29% commercial, 39% industrial and 8% other. The average prices per kilowatt-hour for residential, commercial and industrial customers were $.11, $.09 and $.06, respectively.

Operating expenses were 15% lower in 1994. Operation and maintenance expenses for 1993 included $130 million of net benefit expenses related to an early retirement program, called the Voluntary Transition Program (VTP), and other charges totaling $35 million. The VTP benefit expenses in 1993 consisted of $102 million of costs for the Company plus $28 million for the Company's pro rata share of the costs for its affiliate, Centerior Service Company (Service Company). Two other significant reasons for lower operation and maintenance expenses in 1994 were a smaller work force and ongoing cost reduction measures. More nuclear generation and less coal-fired generation accounted for a large part of the lower fuel and purchased power expenses in 1994. Depreciation and amortization expenses increased primarily because of higher nuclear plant decommissioning expenses as discussed in Note 1(e). Deferred operating expenses were greater primarily because of the write-off of $117 million of phase-in deferred operating expenses in 1993 as discussed in Note 7. The 1993 deferrals also included $52 million of postretirement benefit curtailment cost deferrals related to the VTP. See Note 9(b). Federal income taxes increased as a result of higher pretax operating income.

As discussed in Note 4(b), $351 million of our Perry Unit 2 investment was written off in 1993. Also, as discussed in Note 7, phase-in deferred carrying charges of $519 million were written off in 1993. The change in the federal income tax credit amounts for nonoperating income was attributable to these write-offs.

1993 VS. 1992

Factors contributing to the 0.5% increase in 1993 operating revenues are as follows:

                                                   Millions
   Increase (Decrease) in Operating Revenues      of Dollars
- ------------------------------------------------  -----------
  KWH Sales Volume and Mix                           $  27
  Fuel Cost Recovery Revenues                          (13)
  Base Rates and Miscellaneous                         (10)
  Wholesale Sales                                        4
                                                     -----
      Total                                          $   8
                                                     -----

The revenue increase resulted primarily from the different weather conditions and the changes in the composition of the sales mix among customer categories. Weather accounted for approximately $32 million of higher 1993 base rate revenues. Hot summer weather in 1993 boosted residential, commercial and wholesale kilowatt-hour sales. In contrast, the 1992 summer was the coolest in 56 years for Northeastern Ohio. Residential and commercial sales also increased as a result of colder late-winter temperatures in 1993 which increased electric heating-related demand. As a result, total sales increased 2.9% in 1993. Residential and commercial sales increased 4.4% and 3.1%, respectively. Industrial sales decreased 1%. Lower sales to large steel industry customers were partially offset by increased sales to large automotive manufacturers and the broad-based, smaller industrial customer group. Other sales increased 12% because of increased sales to wholesale customers. The decrease in 1993 fuel cost recovery revenues resulted from changes in the fuel cost factors. The weighted average of these factors decreased approximately 5%. Base rates and miscellaneous revenues decreased in 1993 primarily from lower revenues under contracts having reduced rates with certain large customers and a declining rate structure tied to usage. The contracts have been negotiated to meet competition and encourage economic growth.

For 1993, operating revenues were 31% residential, 31% commercial, 29% industrial and 9% other and kilowatt-hour sales were 23% residential, 27% commercial, 37% industrial and 13% other. The average prices per kilowatt-hour for residential, commercial and industrial customers were $.11, $.10 and $.06, respectively. The changes from 1992 were not significant.

Operating expenses increased 12% in 1993. The increase in total operation and maintenance expenses resulted from the $130 million of net benefit expenses related to the VTP, other charges totaling $35 million and an increase in other operation and maintenance expenses. The increase in other operation and maintenance expenses resulted from higher environmental expenses, power restoration and repair expenses following a July 1993 storm, and an increase in other postretirement benefit expenses. See Note 9 for information on retirement benefits. Deferred operating expenses decreased because of the write-off of the phase-in deferred operating expenses in 1993. Federal income taxes decreased as a result of lower pretax operating income.

As mentioned above, $351 million of our Perry Unit 2 investment was written off in 1993. Credits for carrying charges recorded in nonoperating income decreased because of the write-off of the phase-in deferred carrying charges in 1993. The federal income tax credit for nonoperating income in 1993 resulted from the write-offs.

Income Statement    The Cleveland Electric Illuminating Company and Subsidiaries

                                                                       For the years ended December
                                                                                   31,
                                                                       ----------------------------
                                                                        1994       1993       1992
                                                                       ------     ------     ------
                                                                          (millions of dollars)
OPERATING REVENUES                                                     $1,698     $1,751     $1,743
                                                                       ------     ------     ------
OPERATING EXPENSES
  Fuel and purchased power (1)                                            391        423        434
  Other operation and maintenance                                         394        433        410
  Generation facilities rental expense, net                                56         56         55
  Early retirement program expenses and other                              --        165         --
                                                                       ------     ------     ------
     Total operation and maintenance                                      841      1,077        899
  Depreciation and amortization                                           195        182        179
  Taxes, other than federal income taxes                                  218        221        226
  Deferred operating expenses, net                                        (34)        27        (35)
  Federal income taxes                                                     82         22         89
                                                                       ------     ------     ------
                                                                        1,302      1,529      1,358
                                                                       ------     ------     ------
OPERATING INCOME                                                          396        222        385
                                                                       ------     ------     ------
NONOPERATING INCOME (LOSS)
  Allowance for equity funds used during construction                       4          4          1
  Other income and deductions, net                                          6         (5)         8
  Write-off of Perry Unit 2                                                --       (351)        --
  Deferred carrying charges, net                                           25       (487)        59
  Federal income taxes -- credit (expense)                                 (4)       270         (5)
                                                                       ------     ------     ------
                                                                           31       (569)        63
                                                                       ------     ------     ------
INCOME (LOSS) BEFORE INTEREST CHARGES                                     427       (347)       448
                                                                       ------     ------     ------
INTEREST CHARGES
  Debt interest                                                           247        244        243
  Allowance for borrowed funds used during construction                    (5)        (4)        --
                                                                       ------     ------     ------
                                                                          242        240        243
                                                                       ------     ------     ------
NET INCOME (LOSS)                                                         185       (587)       205
PREFERRED DIVIDEND REQUIREMENTS                                            45         45         41
                                                                       ------     ------     ------
EARNINGS (LOSS) AVAILABLE FOR COMMON STOCK                             $  140     $ (632)    $  164
                                                                       ------     ------     ------

- ---------------

(1) Includes purchased power expense of $111 million, $120 million and $130 million in 1994, 1993 and 1992, respectively, for all purchases from Toledo Edison.

Retained Earnings

                                                                          For the years ended
                                                                             December 31,
                                                                       -------------------------
                                                                       1994      1993      1992
                                                                       -----     -----     -----
                                                                         (millions of dollars)
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF YEAR                       $(280)    $ 545     $ 578
                                                                       -----     -----     -----
ADDITIONS
  Net income (loss)                                                      185      (587)      205
DEDUCTIONS
  Dividends declared:
     Common stock                                                       (122)     (189)     (195)
     Preferred stock                                                     (45)      (48)      (41)
  Other, primarily preferred stock redemption expenses                    --        (1)       (2)
                                                                       -----     -----     -----
     Net Increase (Decrease)                                              18      (825)      (33)
                                                                       -----     -----     -----
RETAINED EARNINGS (DEFICIT) AT END OF YEAR                             $(262)    $(280)    $ 545
                                                                       -----     -----     -----

The accompanying notes are an integral part of these statements.

Cash Flows          The Cleveland Electric Illuminating Company and Subsidiaries

                                                                                 For the years ended
                                                                                    December 31,
                                                                              -------------------------
                                                                              1994      1993      1992
                                                                              -----     -----     -----
                                                                                (millions of dollars)
CASH FLOWS FROM OPERATING ACTIVITIES (1)
  Net Income (Loss)                                                           $ 185     $(587)    $ 205
                                                                              -----     -----     -----
  Adjustments to Reconcile Net Income (Loss) to Cash from Operating
     Activities:
     Depreciation and amortization                                              195       182       179
     Deferred federal income taxes                                               50      (292)       66
     Investment tax credits, net                                                 --        --        (8)
     Unbilled revenues                                                           27        (6)       (7)
     Deferred fuel                                                              (20)        4         6
     Deferred carrying charges, net                                             (25)      487       (59)
     Leased nuclear fuel amortization                                            55        47        70
     Deferred operating expenses, net                                           (34)       27       (35)
     Allowance for equity funds used during construction                         (4)       (4)       (1)
     Noncash early retirement program expenses, net                              --       125        --
     Write-off of Perry Unit 2                                                   --       351        --
     Changes in amounts due from customers and others, net                       10         5         6
     Changes in inventories                                                       2        17        (2)
     Changes in accounts payable                                                (34)       18         7
     Changes in working capital affecting operations                              3        29        (4)
     Other noncash items                                                          4         5       (11)
                                                                              -----     -----     -----
       Total Adjustments                                                        229       995       207
                                                                              -----     -----     -----
          Net Cash from Operating Activities                                    414       408       412
                                                                              -----     -----     -----
CASH FLOWS FROM FINANCING ACTIVITIES (2)
  Bank loans, commercial paper and other short-term debt                         --       (10)       10
  Notes payable to affiliates                                                    58       (11)      (13)
  First mortgage bond issues                                                     46       280       324
  Secured medium-term note issues                                                --        35        90
  Term bank loan                                                                 --        40        --
  Preferred stock issues                                                         --       100        74
  Maturities, redemptions and sinking funds                                    (116)     (345)     (481)
  Nuclear fuel lease obligations                                                (60)      (59)      (65)
  Dividends paid                                                               (142)     (232)     (235)
  Premiums, discounts and expenses                                               (1)      (11)       (7)
                                                                              -----     -----     -----
          Net Cash from Financing Activities                                   (215)     (213)     (303)
                                                                              -----     -----     -----
CASH FLOWS FROM INVESTING ACTIVITIES (2)
  Cash applied to construction                                                 (164)     (167)     (152)
  Interest capitalized as allowance for borrowed funds used during
     construction                                                                (5)       (4)       --
  Contributions to nuclear plant decommissioning trusts                         (14)       (5)       (5)
  Other cash received (applied)                                                 (27)       24       (15)
                                                                              -----     -----     -----
          Net Cash from Investing Activities                                   (210)     (152)     (172)
                                                                              -----     -----     -----
NET CHANGE IN CASH AND TEMPORARY CASH INVESTMENTS                               (11)       43       (63)
                                                                              -----     -----     -----
CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING OF YEAR                         77        34        97
                                                                              -----     -----     -----
CASH AND TEMPORARY CASH INVESTMENTS AT END OF YEAR                            $  66     $  77     $  34
                                                                              -----     -----     -----

- ---------------

(1) Interest paid (net of amounts capitalized) was $208 million, $204 million and $205 million in 1994, 1993 and 1992, respectively. Income taxes paid were $15 million in 1994 and $28 million in both 1993 and 1992.

(2) Increases in Nuclear Fuel and Nuclear Fuel Lease Obligations in the Balance Sheet resulting from the noncash capitalizations under nuclear fuel agreements are excluded from this statement.

The accompanying notes are an integral part of this statement.

Balance Sheet

                                                                                         December 31,
                                                                                       ----------------
                                                                                        1994      1993
                                                                                       ------    ------
                                                                                         (millions of
                                                                                           dollars)
ASSETS
PROPERTY, PLANT AND EQUIPMENT
  Utility plant in service                                                             $6,871    $6,734
     Less: accumulated depreciation and amortization                                    2,014     1,889
                                                                                       ------    ------
                                                                                        4,857     4,845
  Construction work in progress                                                            99       141
                                                                                       ------    ------
                                                                                        4,956     4,986
  Nuclear fuel, net of amortization                                                       174       202
  Other property, less accumulated depreciation                                            21        41
                                                                                       ------    ------
                                                                                        5,151     5,229
                                                                                       ------    ------

CURRENT ASSETS
  Cash and temporary cash investments                                                      66        77
  Amounts due from customers and others, net                                              146       156
  Amounts due from affiliates                                                               5         5
  Unbilled revenues                                                                        72        99
  Materials and supplies, at average cost                                                  95        93
  Fossil fuel inventory, at average cost                                                   16        20
  Taxes applicable to succeeding years                                                    180       179
  Other                                                                                     4         3
                                                                                       ------    ------
                                                                                          584       632
                                                                                       ------    ------

DEFERRED CHARGES AND OTHER ASSETS
  Amounts due from customers for future federal income taxes                              641       586
  Unamortized loss on reacquired debt                                                      58        60
  Carrying charges and operating expenses                                                 578       519
  Nuclear plant decommissioning trusts                                                     44        30
  Other                                                                                    95       103
                                                                                       ------    ------
                                                                                        1,416     1,298
                                                                                       ------    ------
       Total Assets                                                                    $7,151    $7,159
                                                                                       ------    ------

The accompanying notes are an integral part of this statement.

                    The Cleveland Electric Illuminating Company and Subsidiaries

                                                                                        December 31,
                                                                                      -----------------
                                                                                       1994       1993
                                                                                      ------     ------
                                                                                        (millions of
                                                                                          dollars)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
  Common shares, without par value: 105 million authorized;
     79.6 million outstanding in 1994 and 1993                                        $1,241     $1,241
  Other paid-in-capital                                                                   79         79
  Retained earnings (deficit)                                                           (262)      (280)
                                                                                      ------     ------
     Common stock equity                                                               1,058      1,040
  Preferred stock
     With mandatory redemption provisions                                                246        285
     Without mandatory redemption provisions                                             241        241
  Long-term debt                                                                       2,543      2,793
                                                                                      ------     ------
                                                                                       4,088      4,359
                                                                                      ------     ------
CURRENT LIABILITIES
  Current portion of long-term debt and preferred stock                                  282         70
  Current portion of nuclear fuel lease obligations                                       47         63
  Accounts payable                                                                        88        122
  Accounts and notes payable to affiliates                                               118         61
  Accrued taxes                                                                          310        305
  Accrued interest                                                                        62         60
  Other                                                                                   51         52
                                                                                      ------     ------
                                                                                         958        733
                                                                                      ------     ------
DEFERRED CREDITS AND OTHER LIABILITIES
  Unamortized investment tax credits                                                     192        235
  Accumulated deferred federal income taxes                                            1,234      1,105
  Unamortized gain from Bruce Mansfield Plant sale                                       327        343
  Accumulated deferred rents for Bruce Mansfield Plant                                    84         77
  Nuclear fuel lease obligations                                                         132        151
  Retirement benefits                                                                     59         52
  Other                                                                                   77        104
                                                                                      ------     ------
                                                                                       2,105      2,067
                                                                                      ------     ------
       Total Capitalization and Liabilities                                           $7,151     $7,159
                                                                                      ------     ------

Statement of Preferred Stock
                    The Cleveland Electric Illuminating Company and Subsidiaries

                                                                          Current       December 31,
                                                         1994 Shares     Call Price     -------------
                                                         Outstanding     Per Share      1994     1993
                                                         -----------     ----------     ----     ----
                                                                                        (millions of
                                                                                          dollars)
Without par value, 4,000,000 preferred shares authorized
  Subject to mandatory redemption:
                     $ 7.35  Series C                      140,000       $  101.00      $ 14     $ 15
                      88.00  Series E                       18,000        1,019.13        18       21
                 Adjustable  Series M                      100,000          100.00        10       20
                      9.125  Series N                      410,766          102.03        41       59
                      91.50  Series Q                       75,000           --           75       75
                      88.00  Series R                       50,000           --           50       50
                      90.00  Series S                       75,000           --           74       74
                                                                                        ----     ----
                                                                                         282      314
     Less: Current maturities                                                             36       29
                                                                                        ----     ----
TOTAL PREFERRED STOCK, WITH MANDATORY REDEMPTION PROVISIONS                             $246     $285
                                                                                        ----     ----

  Not subject to mandatory redemption:
                     $ 7.40  Series A                      500,000          101.00      $ 50     $ 50
                       7.56  Series B                      450,000          102.26        45       45
                 Adjustable  Series L                      500,000          100.00        49       49
                      42.40  Series T                      200,000           --           97       97
                                                                                        ----     ----
TOTAL PREFERRED STOCK, WITHOUT MANDATORY REDEMPTION PROVISIONS                          $241     $241
                                                                                        ----     ----

The accompanying notes are an integral part of this statement.

Notes to the Financial Statements

(1) SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

(A) GENERAL

The Company is an electric utility and a wholly owned subsidiary of Centerior Energy. The Company's financial statements have historically included the accounts of the Company's wholly owned subsidiaries, which in the aggregate were not material. During 1994, the Company transferred its investments in its three wholly owned subsidiaries to Centerior Energy at cost ($26 million) via property dividends.

The Company follows the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC) and adopted by the PUCO. Rate-regulated utilities are subject to SFAS 71 which governs accounting for the effects of certain types of rate regulation. Pursuant to SFAS 71, certain incurred costs are deferred for recovery in future rates. See Note 7.

The Company is a member of the Central Area Power Coordination Group (CAPCO). Other members are Toledo Edison, Duquesne Light Company, Ohio Edison Company and its wholly owned subsidiary, Pennsylvania Power Company. The members have constructed and operate generation and transmission facilities for their use.

(B) RELATED PARTY TRANSACTIONS

Operating revenues, operating expenses and interest charges include those amounts for transactions with affiliated companies in the ordinary course of business operations.

The Company's transactions with Toledo Edison are primarily for firm power, interchange power, transmission line rentals and jointly owned power plant operations and construction. See Notes 2 and 3.

The Service Company provides management, financial, administrative, engineering, legal and other services at cost to the Company and other affiliated companies. The Service Company billed the Company $136 million, $167 million and $150 million in 1994, 1993 and 1992, respectively, for such services.

(C) REVENUES

Customers are billed on a monthly cycle basis for their energy consumption based on rate schedules or contracts authorized by the PUCO. An accrual is made at the end of each month to record the estimated amount of unbilled revenues for kilowatt-hours sold in the current month but not billed by the end of that month.

A fuel factor is added to the base rates for electric service. This factor is designed to recover from customers the costs of fuel and most purchased power. It is reviewed and adjusted semiannually in a PUCO proceeding.

(D) FUEL EXPENSE

The cost of fossil fuel is charged to fuel expense based on inventory usage. The cost of nuclear fuel, including an interest component, is charged to fuel expense based on the rate of consumption. Estimated future nuclear fuel disposal costs are being recovered through base rates.

The Company defers the differences between actual fuel costs and estimated fuel costs currently being recovered from customers through the fuel factor. This matches fuel expenses with fuel-related revenues.

Owners of nuclear generating plants are assessed by the federal government for the cost of decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy. The assessments are based upon the amount of enrichment services used in prior years and cannot be imposed for more than 15 years (to 2007). The Company has accrued a liability for its share of the total assessments. These costs have been recorded in a deferred charge account since the PUCO is allowing the Company to recover the assessments through its fuel cost factors.

(E) DEPRECIATION AND AMORTIZATION

The cost of property, plant and equipment is depreciated over their estimated useful lives on a straight-line basis. The annual straight-line depreciation provision for nonnuclear property expressed as a percent of average depreciable utility plant in service was 3.4% in 1994, 1993 and 1992. The annual straight-line depreciation rate for nuclear property is 2.5%.

The Company accrues the estimated costs of decommissioning its three nuclear generating units. The accruals are required to be funded in an external trust. The PUCO requires that the expense and payments to the external trusts be determined on a levelized basis by dividing the unrecovered decommissioning costs in current dollars by the remaining years in the licensing period of each unit. This methodology requires that the net earnings on the trusts be reinvested therein with the intent of allowing net earnings to offset inflation. The PUCO requires that the estimated costs of decommissioning and the funding level be reviewed at least every five years.

In 1994, the Company increased its annual decommissioning expense accruals to $13 million from the $4 million level in 1992. The accruals are reflected in current rates. The increased accruals were derived from recently updated, site-specific studies for each of the units. The revised estimates reflect the DECON method of decommissioning (prompt decontamination), and the locations and cost characteristics specific to the units, and include costs associated with decontamination, dismantlement and site restoration.

The revised estimates for the units in 1993 and 1992 dollars and in dollars at the time of license expiration, assuming a 4% annual inflation rate, are as follows:

                                    License
                                   Expiration                Future
        Generating Unit               Year        Amount     Amount
- -------------------------------    ----------     ------     ------
                                                    (millions of
                                                      dollars)
Davis-Besse                           2017         $178(1)   $ 443
Perry Unit 1                          2026          156(1)     554
Beaver Valley Unit 2                  2027           63(2)     233
                                                  ------     ------
      Total                                        $397      $1,230
                                                  ------     ------

- ---------------

(1) Dollar amounts in 1993 dollars.
(2) Dollar amounts in 1992 dollars.

The updated estimates reflect substantial increases from the prior PUCO-recognized aggregate estimates of $142 million in 1987 and 1986 dollars.

The classification, Accumulated Depreciation and Amortization, in the Balance Sheet at December 31, 1994 includes $53 million of decommissioning costs previously expensed and the earnings on the external trust funding. This amount exceeds the Balance Sheet amount of the external Nuclear Plant Decommissioning Trusts because the reserve began prior to the external trust funding. The trust earnings are recorded as an increase to the trust assets and the related component of the decommissioning reserve (included in Accumulated Depreciation and Amortization).

The staff of the Securities and Exchange Commission has questioned certain of the current accounting practices of the electric utility industry, including those of the Company, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in the financial statements. In response to these questions, the Financial Accounting Standards Board is reviewing the accounting for removal costs, including decommissioning. If such current accounting practices are changed, the annual provision for decommissioning could increase; the estimated cost for decommissioning could be recorded as a liability rather than as accumulated depreciation; and trust fund income from the external decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense.

(F) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at original cost less amounts ordered by the PUCO to be written off. Construction costs include related payroll taxes, retirement benefits, fringe benefits, management and general overheads and allowance for funds used during construction (AFUDC). AFUDC represents the estimated composite debt and equity cost of funds used to finance construction. This noncash allowance is credited to income. The AFUDC rate was 9.68% in 1994, 9.63% in 1993 and 10.56% in 1992.

Maintenance and repairs for plant and equipment are charged to expense as incurred. The cost of replacing plant and equipment is charged to the utility plant accounts. The cost of property retired plus removal costs, after deducting any salvage value, is charged to the accumulated provision for depreciation.

(G) DEFERRED GAIN FROM
     SALE OF UTILITY PLANT

The sale and leaseback transaction discussed in Note 2 resulted in a net gain for the sale of the Bruce Mansfield Generating Plant (Mansfield Plant). The net gain was deferred and is being amortized over the term of leases. The amortization and the lease expense amounts are reported in the Income Statement as Generation Facilities Rental Expense, Net.

(H) INTEREST CHARGES

Debt Interest reported in the Income Statement does not include interest on obligations for nuclear fuel under construction. That interest is capitalized. See Note 6.

Losses and gains realized upon the reacquisition or redemption of long-term debt are deferred, consistent with the regulatory rate treatment. See Note 7. Such losses and gains are either amortized over the remainder of the original life of the debt issue retired or amortized over the life of the new debt issue when the proceeds of a new issue are used for the debt redemption. The amortizations are included in debt interest expense.

(I) FEDERAL INCOME TAXES

The Company uses the liability method of accounting for income taxes in accordance with SFAS 109. See Note 8. This method requires that deferred taxes be recorded for all temporary differences between the book and tax bases of assets and liabilities. The majority of these temporary differences are attributable to property-related basis differences. Included in these basis differences is the equity component of AFUDC, which will increase future tax expense when it is recovered through rates. Since this component is not recognized for tax purposes, the Company must record a liability for its tax obligation. The PUCO permits recovery of such taxes from customers when they become payable. Therefore, the net amount due from customers through rates has been recorded as a deferred charge and will be recovered over the lives of the related assets. See Note 7.

Investment tax credits are deferred and amortized over the lives of the applicable property as a reduction of depreciation expense. See Note 7 for a discussion of the amortization of certain unrestricted excess deferred taxes and unrestricted investment tax credits under the Rate Stabilization Program.

(2) UTILITY PLANT SALE AND
LEASEBACK TRANSACTIONS
The Company and Toledo Edison are co-lessees of 18.26% (150 megawatts) of Beaver Valley Unit 2 and 6.5% (51 megawatts), 45.9% (358 megawatts) and 44.38% (355 megawatts) of Units 1, 2 and 3 of the Mansfield Plant, respectively, all for terms of about 29 1/2 years. These leases are the result of sale and leaseback transactions completed in 1987.
Under these leases, the Company and Toledo Edison are responsible for paying all taxes, insurance premiums, operation and maintenance expenses and all other similar costs for their interests in the units sold and leased back. They may incur additional costs in connection with capital improvements to the units. The Company and Toledo Edison have options to buy the interests back at the end of the leases for the fair market value at that time or renew the leases. Additional lease provisions provide other purchase options along with conditions for mandatory termination of the leases (and possible repurchase of the leasehold interests) for events of default. These events include noncompliance with any of several financial covenants discussed in Note 11(d).

As co-lessee with Toledo Edison, the Company is also obligated for Toledo Edison's lease payments. If Toledo Edison is unable to make its payments under the Beaver Valley Unit 2 and Mansfield Plant leases, the Company would be obligated to make such payments. No such payments have been made on behalf of Toledo Edison.

Future minimum lease payments under the operating leases at December 31, 1994 are summarized as follows:

                                         For           For
                                         the         Toledo
                Year                   Company       Edison
- ------------------------------------  ---------     ---------
                                       (millions of dollars)
1995                                   $    63       $   103
1996                                        63           125
1997                                        63           102
1998                                        63           102
1999                                        70           108
Later Years                              1,321         1,918
                                      ---------     ---------
      Total Future Minimum Lease
        Payments                       $ 1,643       $ 2,458
                                      ---------     ---------

Rental expense is accrued on a straight-line basis over the terms of the leases. The amount recorded in 1994, 1993 and 1992 as annual rental expense for the Mansfield Plant leases was $70 million. Amounts charged to expense in excess of the lease payments are classified as Accumulated Deferred Rents in the Balance Sheet.

The Company is buying 150 megawatts of Toledo Edison's Beaver Valley Unit 2 leased capacity entitlement. Purchased power expense for this transaction was $108 million, $103 million and $108 million in 1994, 1993 and 1992, respectively. We anticipate that this purchase will continue indefinitely. The future minimum lease payments through the year 2017 associated with Beaver Valley Unit 2 aggregate $1.413 billion.

(3) PROPERTY OWNED WITH OTHER UTILITIES AND INVESTORS

The Company owns, as a tenant in common with other utilities and those investors who are owner-participants in various sale and leaseback transactions (Lessors), certain generating units as listed below. Each owner owns an undivided share in the entire unit. Each owner has the right to a percentage of the generating capability of each unit equal to its ownership share. Each utility owner is obligated to pay for only its respective share of the construction costs and operating expenses. Each Lessor has leased its capacity rights to a utility which is obligated to pay for such Lessor's share of the construction costs and operating expenses. The Company's share of the operating expenses of these generating units is included in the Income Statement. The Balance Sheet classification of Property, Plant and Equipment at December 31, 1994 includes the following facilities owned by the Company as a tenant in common with other utilities and Lessors:

                                     In-                                                Plant      Construction
                                   Service     Ownership     Ownership      Power        in          Work in        Accumulated
        Generating Unit             Date         Share       Megawatts      Source     Service       Progress       Depreciation
- -------------------------------    -------     ---------     ---------     --------    -------     ------------     -----------
                                                                                                (millions of dollars)
Seneca Pumped Storage                1970        80.00%         351        Hydro       $   66          $ --            $  22
Eastlake Unit 5                      1972        68.80          411        Coal           156             1               --
Davis-Besse                          1977        51.38          454        Nuclear        664             2              190
Perry Unit 1                         1987        31.11          371        Nuclear      1,774             5              314
Beaver Valley Unit 2 and
  Common Facilities (Note 2)         1987        24.47          201        Nuclear      1,276             2              250
                                                                                       -------          ---            -----
      Total                                                                            $3,936          $ 10            $ 776
                                                                                       -------          ---            -----

Depreciation for Eastlake Unit 5 has been accumulated with all other nonnuclear depreciable property rather than by specific units of depreciable property.

(4) CONSTRUCTION AND CONTINGENCIES

(A) CONSTRUCTION PROGRAM

The estimated cost of the Company's construction program for the 1995-1999 period is $851 million, including AFUDC of $49 million and excluding nuclear fuel.

The Clean Air Act requires, among other things, significant reductions in the emission of sulfur dioxide and nitrogen oxides by fossil-fueled generating units. Our strategy provides for compliance primarily through greater use of low-sulfur coal at some of our units and the use of emission allowances. Total capital expenditures from 1991 through 1994 in connection with Clean Air Act compliance amounted to $34 million. The plan will require additional capital expenditures over the 1995-2004 period of approximately $125 million for nitrogen oxide control equipment and plant modifications. In addition, higher fuel and other operation and maintenance expenses will be incurred. The anticipated rate increase associated with the capital expenditures and higher expenses would be about 1-2% in the late 1990s. The Company may need to install sulfur emission control technology at one of its generating plants after 2005 which could require additional expenditures at that time.

(B) PERRY UNIT 2

Perry Unit 2, including its share of the facilities common with Perry Unit 1, was approximately 50% complete when construction was suspended in 1985 pending consideration of various options. We wrote off our investment in Perry Unit 2 at December 31, 1993 after we determined that it would not be completed or sold. The write-off totaled $351 million ($258 million after taxes) for the Company's 44.85% ownership share of the unit. See Note 14.

(C) HAZARDOUS WASTE DISPOSAL SITES

The Company is aware of its potential involvement in the cleanup of three sites listed on the Superfund List and several other waste sites not on such list. The Company has accrued a liability totaling $8 million at December 31, 1994 based on estimates of the costs of cleanup and its proportionate responsibility for such costs. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition or results of operations. See Management's Financial Analysis -- Outlook-Hazardous Waste Disposal Sites.

(5) NUCLEAR OPERATIONS AND CONTINGENCIES

(A) OPERATING NUCLEAR UNITS

The Company's three nuclear units may be impacted by activities or events beyond our control. An extended outage of one of our nuclear units for any reason, coupled with any unfavorable rate treatment, could have a material adverse effect on our financial condition and results of operations. See the discussion of these risks in Management's Financial Analysis -- Outlook-Nuclear Operations.

(B) NUCLEAR INSURANCE

The Price-Anderson Act limits the public liability of the owners of a nuclear power plant to the amount provided by private insurance and an industry assessment plan. In the event of a nuclear incident at any unit in the United States resulting in losses in excess of the level of private insurance (currently $200 million), the Company's maximum potential assessment under that plan would be $85 million (plus any inflation adjustment) per incident. The assessment is limited to $11 million per year for each nuclear incident. These assessment limits assume the other CAPCO companies contribute their proportionate share of any assessment.

The utility owners and lessees of Davis-Besse, Perry and Beaver Valley also have insurance coverage for damage to property at these sites (including leased fuel and cleanup costs). Coverage amounted to $2.75 billion for each site as of January 1, 1995. Damage to property could exceed the insurance coverage by a substantial amount. If it does, the Company's share of such excess amount could have a material adverse effect on its financial condition and results of operations. Under these policies, the Company can be assessed a maximum of $12 million during a policy year if the reserves available to the insurer are inadequate to pay claims arising out of an accident at any nuclear facility covered by the insurer.

The Company also has extra expense insurance coverage. It includes the incremental cost of any replacement power purchased (over the costs which would have been incurred had the units been operating) and other incidental expenses after the occurrence of certain types of accidents at our nuclear units. The amounts of the coverage are 100% of the estimated extra expense per week during the 52-week period starting 21 weeks after an accident and 80% of such estimate per week for the next 104 weeks. The amount and duration of extra expense could substantially exceed the insurance coverage.

(6) NUCLEAR FUEL

Nuclear fuel is financed for the Company and Toledo Edison through leases with a special-purpose corporation. At December 31, 1994, $307 million ($182 million for the Company and $125 million for Toledo Edison) of nuclear fuel was financed ($157 million from intermediate-term notes and $150 million from bank credit arrangements). The intermediate-term notes mature in 1996 and 1997. The Company and Toledo Edison severally lease their respective portions of the nuclear fuel and are obligated to pay for the fuel as it is consumed in a reactor. The lease rates are based on various intermediate-term note rates, bank rates and commercial paper rates.

The amounts financed include nuclear fuel in the Davis-Besse, Perry Unit 1 and Beaver Valley Unit 2 reactors with remaining lease payments for the Company of $67 million, $57 million and $14 million, respectively, at December 31, 1994. The nuclear fuel amounts financed and capitalized also included interest charges incurred by the lessors amounting to $7 million in 1994 and $9 million in both 1993 and 1992. The estimated future lease amortization payments based on projected consumption are $57 million in 1995, $52 million in 1996, $46 million in 1997, $43 million in 1998 and $36 million in 1999.

(7) REGULATORY MATTERS

The Company is subject to the provisions of SFAS 71. Regulatory assets represent probable future revenues to the Company associated with certain incurred costs, which it will recover from customers through the ratemaking process. Regulatory assets in the Balance Sheet are as follows:

                                                December 31,
                                               ---------------
                                                1994     1993
                                               ------   ------
                                                (millions of
                                                  dollars)
Amounts due from customers for future federal
  income taxes                                 $  641   $  586
Unamortized loss on reacquired debt                58       60
Pre-phase-in deferrals*                           341      351
Rate Stabilization Program deferrals              237      168
                                               ------   ------
    Total                                      $1,277   $1,165
                                               ------   ------

* Represent deferrals of operating expenses and carrying charges for Perry Unit 1 and Beaver Valley Unit 2 in 1987 and 1988 which are being amortized over the lives of the related property.

As of December 31, 1994, customer rates provide for recovery of all the above regulatory assets, except those related to the Rate Stabilization Program discussed below. The remaining recovery periods for all of the regulatory assets listed above range from 17 to 34 years. We continually assess the effects of competition and the changing industry and regulatory environment on operations and the Company's ability to recover the regulatory assets. In the event that we determine that future revenues would not be provided for recovery of any regulatory asset, such asset would be required to be written off. See Management's Financial Analysis -- Outlook-Regulatory Accounting.

The Company will file a request with the PUCO to restructure rates to increase revenues to be effective in 1996 which will include provision for recovery of the Rate Stabilization Program deferrals. We believe that rates will be set at a level consistent with cost-based regulations and will provide revenues to recover the then-current operating costs, return requirements and amortization of all regulatory assets listed above.

The Rate Stabilization Program that the PUCO approved in October 1992 was designed to encourage economic growth in the Company's service area by freezing the Company's base rates until 1996 and limiting subsequent rate increases to specified annual amounts not to exceed $216 million over the 1996-1998 period.

As part of the Rate Stabilization Program, during the 1992-1995 period the Company is allowed to defer and subsequently recover certain costs not currently recovered in rates and to accelerate amortization of certain benefits. The continued use of these regulatory accounting measures will be dependent upon our continuing assessment and conclusion that there will be probable recovery of such deferrals in future rates.
The regulatory accounting measures we are eligible to record through December 31, 1995 include the deferral of post-in-service interest carrying charges, depreciation expense and property taxes on assets placed in service after February 29, 1988. The cost deferrals recorded in 1994, 1993 and 1992 pursuant to these provisions were $66 million, $56 million and $52 million, respectively. The regulatory accounting measures also provide for the accelerated amortization of certain unrestricted excess deferred tax and unrestricted investment tax credit balances and interim spent fuel storage accrual balances for Davis-Besse. The total amount of such regulatory benefits recognized pursuant to these provisions was $28 million in both 1994 and 1993 and $7 million in 1992.

The Rate Stabilization Program also authorized the Company to defer and subsequently recover the incremental expenses associated with the adoption of the accounting standard for postretirement benefits other than pensions (SFAS
106). In 1994 and 1993, we deferred $4 million and $60 million, respectively, pursuant to this provision. Amortization and recovery of these deferrals are expected to commence in 1996 and to be completed by no later than 2012. See Note 9(b).

In 1993, upon completing a comprehensive study which led to our current strategic plan, we concluded that projected revenues would not provide for recovery of deferrals recorded pursuant to a phase-in plan approved by the PUCO in 1989. Such deferrals were scheduled to be recovered over the 1994 through 1998 period. The total phase-in deferred operating expenses and carrying charges written off at December 31, 1993 by the Company were $117 million and $519 million, respectively (totaling $433 million after taxes). See Note 14. Additionally, based on our assessment of business conditions, we concluded that, once the deferral of expenses and acceleration of benefits under our Rate Stabilization Program are completed in 1995, we should no longer plan to use regulatory accounting measures to the extent we have in the past.

(8) FEDERAL INCOME TAX

The components of federal income tax expense (credit) recorded in the Income Statement were as follows:

                                           1994   1993    1992
                                           ----   -----   ----
                                              (millions of
                                                dollars)
Operating Expenses:
  Current                                  $ 53   $  64   $ 47
  Deferred                                   29     (42)    42
                                           ----   -----   ----
    Total Charged to Operating Expenses      82      22     89
                                           ----   -----   ----
Nonoperating Income:
  Current                                   (17)    (20)   (19)
  Deferred                                   21    (250)    24
                                           ----   -----   ----
    Total Expense (Credit) to
      Nonoperating Income                     4    (270)     5
                                           ----   -----   ----
Total Federal Income Tax Expense (Credit)  $ 86   $(248)  $ 94
                                           ----   -----   ----

The deferred federal income tax expense results from the temporary differences that arise from the different years certain expenses are recognized for tax purposes as opposed to financial reporting purposes. Such temporary differences affecting operating expenses relate principally to depreciation and deferred operating expenses whereas those affecting nonoperating income principally relate to deferred carrying charges and the 1993 write-offs.

Federal income tax, computed by multiplying income before taxes by the statutory rate (35% in 1994 and 1993 and 34% in 1992), is reconciled to the amount of federal income tax recorded on the books as follows:

                                           1994   1993    1992
                                           ----   -----   ----
                                              (millions of
                                                dollars)
Book Income (Loss) Before Federal Income
  Tax                                      $271   $(835)  $299
                                           ----   -----   ----
Tax (Credit) on Book Income (Loss) at
  Statutory Rate                           $ 95   $(292)  $102
Increase (Decrease) in Tax:
    Write-off of Perry Unit 2                --      30     --
    Write-off of phase-in deferrals          --      20     --
    Depreciation                              6       6     (3)
    Rate Stabilization Program              (18)    (20)    (5)
    Other items                               3       8     --
                                           ----   -----   ----
Total Federal Income Tax Expense (Credit)  $ 86   $(248)  $ 94
                                           ----   -----   ----

The Company joins in the filing of a consolidated federal income tax return with its affiliated companies. The method of tax allocation reflects the benefits and burdens realized by each company's participation in the consolidated tax return, approximating a separate return result for each company.

For tax reporting purposes, the Perry Unit 2 abandonment was recognized in 1994 and resulted in a $187 million loss with a corresponding $65 million reduction in federal income tax liability. Because of the alternative minimum tax (AMT), $38 million of the $65 million was realized in 1994. The remaining $27 million will not be realized until 1999. Additionally, a repayment of approximately $32 million of previously allowed investment tax credits was recognized in 1994.

In August 1993, the Revenue Reconciliation Act of 1993 was enacted. Retroactive to January 1, 1993, the top marginal corporate income tax rate increased to 35%. The change in tax rate did not materially impact the results of operations for 1993, but increased Accumulated Deferred Federal Income Taxes for the future tax obligation by approximately $61 million. Since the PUCO has historically permitted recovery of such taxes from customers when they become payable, the deferred charge, Amounts Due from Customers for Future Federal Income Taxes, also was increased by $61 million.
Under SFAS 109, temporary differences and carryforwards resulted in deferred tax assets of $418 million and deferred tax liabilities of $1.652 billion at December 31, 1994 and deferred tax assets of $426 million and deferred tax liabilities of $1.531 billion at December 31, 1993. These are summarized as follows:

                                                December 31,
                                               ---------------
                                                1994     1993
                                               ------   ------
                                                (millions of
                                                  dollars)
Property, plant and equipment                  $1,429   $1,311
Deferred carrying charges and operating           132      127
  expenses
Net operating loss carryforwards                  (88)     (69)
Investment tax credits                           (105)    (128)
Sale and leaseback transactions                  (125)    (126)
Other                                              (9)     (10)
                                               ------   ------
    Net deferred tax liability                 $1,234   $1,105
                                               ------   ------

For tax purposes, net operating loss (NOL) carryforwards of approximately $252 million are available to reduce future taxable income and will expire in 2003 through 2009. The 35% tax effect of the NOLs is $88 million. Additionally, AMT credits of $99 million that may be carried forward indefinitely are available to reduce future regular tax.
(9) RETIREMENT BENEFITS
(A) RETIREMENT INCOME PLAN
Centerior Energy sponsors jointly with its subsidiaries a noncontributing pension plan (Centerior Pension Plan) which covers all employee groups. The amount of retirement benefits generally depends upon the length of service. Under certain circumstances, benefits can begin as early as age 55. The funding policy is to comply with the Employee Retirement Income Security Act of 1974 guidelines.

In 1993, eligible employees were offered the VTP, an early retirement program. Operating expenses for Centerior Energy and its subsidiaries in 1993 included $205 million of pension plan accruals to cover enhanced VTP benefits and an additional $10 million of pension costs for VTP benefits paid to retirees from corporate funds. The $10 million is not included in the pension data reported in the following table. A credit of $81 million resulting from a settlement of pension obligations through lump sum payments to almost all the VTP retirees partially offset the VTP expenses.

Pension and VTP costs (credits) for Centerior Energy and its subsidiaries for 1992 through 1994 were comprised of the following components:

                                          1994    1993    1992
                                          ----    ----    ----
                                              (millions of
                                                dollars)
Pension Costs (Credits):
  Service cost for benefits earned
    during the
    period                                $ 13    $ 15    $ 15
  Interest cost on projected benefit
    obligation                              26      37      38
  Actual return on plan assets              (2)    (65)    (24)
  Net amortization and deferral            (34)      4     (45)
                                          ----    ----    ----
    Net pension costs (credits)              3      (9)    (16)
VTP cost                                    --     205      --
Settlement gain                             --     (81)     --
                                          ----    ----    ----
    Net costs (credits)                   $  3    $115    $(16)
                                          ----    ----    ----

Pension and VTP costs (credits) for the Company and its pro rata share of the Service Company's costs were $2 million, $62 million and $(16) million for 1994, 1993 and 1992, respectively.

The following table presents a reconciliation of the funded status of the Centerior Pension Plan. The Company's share of the Centerior Pension Plan's total projected benefit obligation approximates 50%.

                                                December 31,
                                                -------------
                                                1994     1993
                                                ----     ----
                                                (millions of
                                                  dollars)
Actuarial present value of benefit
  obligations:
  Vested benefits                               $278     $333
  Nonvested benefits                               2       37
                                                ----     ----
    Accumulated benefit obligation               280      370
  Effect of future compensation levels            37       53
                                                ----     ----
    Total projected benefit obligation           317      423
Plan assets at fair market value                 362      386
                                                ----     ----
    Funded status                                 45      (37)
Unrecognized net loss (gain) from variance
  between assumptions and experience             (79)      11
Unrecognized prior service cost                   10       10
Transition asset at January 1, 1987 being
  amortized over 19 years                        (39)     (43)
                                                ----     ----
    Net accrued pension liability               $(63)    $(59)
                                                ----     ----

A September 30, 1994 measurement date was used for 1994 reporting. At December 31, 1994, the settlement (discount) rate and long-term rate of return on plan assets assumptions were 8.5% and 10%, respectively. The long-term rate of annual compensation increase assumption was 3.5% for 1995 and 1996 and 4% thereafter. At December 31, 1993, the settlement rate and long-term rate of return on plan assets assumptions were 7.25% and 8.75%, respectively. The long-term rate of annual compensation increase assumption was 4.25%. At December 31, 1994 and 1993, the Company's net prepaid pension cost included in Deferred Charges and Other

Assets -- Other in the Balance Sheet was $7 million and $9 million, respectively.

Plan assets consist primarily of investments in common stock, bonds, guaranteed investment contracts, cash equivalent securities and real estate.

(B) OTHER POSTRETIREMENT BENEFITS

Centerior Energy sponsors jointly with its subsidiaries a postretirement benefit plan which provides all employee groups certain health care, death and other postretirement benefits other than pensions. The plan is contributory, with retiree contributions adjusted annually. The plan is not funded. The Company adopted SFAS 106, the accounting standard for postretirement benefits other than pensions, effective January 1, 1993. The standard requires the accrual of the expected costs of such benefits during the employees' years of service. Prior to 1993, the costs of these benefits were expensed as paid, which was consistent with ratemaking practices.

The components of the total postretirement benefit costs for 1994 and 1993 were as follows:

                                                  1994   1993
                                                  ----   ----
                                                   (millions
                                                  of dollars)
Service cost for benefits earned during the
  period                                          $ 1    $ 2
Interest cost on accumulated postretirement
  benefit obligation                               11     10
Amortization of transition obligation at January
  1, 1993 of $104 million over 20 years             5      5
VTP curtailment cost (includes $10 million
  transition obligation adjustment)                --     52
                                                  ----   ----
  Total costs                                     $17    $69
                                                  ----   ----

These amounts included costs for the Company and its pro rata share of the Service Company's costs.

In 1994 and 1993, the Company deferred incremental SFAS 106 expenses (in excess of the amounts paid) of $4 million and $60 million, respectively, pursuant to a provision of the Rate Stabilization Program. See Note 7.

The accumulated postretirement benefit obligation and accrued postretirement benefit cost for the Company and its share of the Service Company's obligation are as follows:

                                                December 31,
                                                -------------
                                                1994    1993
                                                -----   -----
                                                (millions of
                                                  dollars)
Accumulated postretirement benefit obligation
  attributable to:
  Retired participants                          $(124)  $(141)
  Fully eligible active plan participants          (1)     (1)
  Other active plan participants                  (14)    (19)
                                                -----   -----
    Accumulated postretirement benefit
      obligation                                 (139)   (161)
Unrecognized net loss (gain) from variance
  between assumptions and experience              (16)      9
Unamortized transition obligation                  84      89
                                                -----   -----
    Accrued postretirement benefit cost         $ (71)  $ (63)
                                                -----   -----

The Balance Sheet classification of Retirement Benefits at December 31, 1994 and 1993 includes only the Company's accrued postretirement benefit cost of $59 million and $52 million, respectively, and excludes the Service Company's portion since the Service Company's total accrued cost is carried on its books.

A September 30, 1994 measurement date was used for 1994 reporting. At December 31, 1994 and 1993, the settlement rate and the long-term rate of annual compensation increase assumptions were the same as those discussed for pension reporting in Note 9(a). At December 31, 1994, the assumed annual health care cost trend rates (applicable to gross eligible charges) are 8.5% for medical and 8% for dental in 1995. Both rates reduce gradually to a fixed rate of 4.75% by 2003. Elements of the obligation affected by contribution caps are significantly less sensitive to the health care cost trend rate than other elements. If the assumed health care cost trend rates were increased by one percentage point in each future year, the accumulated postretirement benefit obligation as of December 31, 1994 would increase by $3 million and the aggregate of the service and interest cost components of the annual postretirement benefit cost would increase by $0.3 million.

(10) GUARANTEES

The Company has guaranteed certain loan and lease obligations of two coal suppliers under two long-term coal supply contracts. At December 31, 1994, the principal amount of the loan and lease obligations guaranteed by the Company under both contracts was $50 million. In addition, the Company may be responsible for mine closing costs when one of the contracts is terminated. At December 31, 1994, the unfunded costs of closing this mine as estimated by the supplier were $54 million.

The prices under both contracts which include certain minimum payments are sufficient to satisfy the loan and lease obligations and mine closing costs over the lives of the contracts. If either contract is terminated early for any reason, the Company would attempt to reduce the termination charges and would ask the PUCO to allow recovery of such charges from customers through the fuel factor.

(11) CAPITALIZATION

(A) CAPITAL STOCK TRANSACTIONS

Preferred stock shares sold and retired during the three years ended December 31, 1994 are listed in the following table.

                                       1994     1993      1992
                                       ----     -----     -----
                                        (thousands of shares)
Subject to Mandatory Redemption:
  Sales
    $90.00 Series S                      --        --        75
  Retirements
    $ 7.35 Series C                     (10)      (10)      (10)
     88.00 Series E                      (3)       (3)       (3)
    Adjustable Series M                (100)     (100)     (100)
      9.125 Series N                   (189)     (150)       --
Not Subject to Mandatory Redemption:
  Sales
    $42.40 Series T                      --       200        --
  Retirements
    Remarketed Series P                  --        --        (1)
                                       ----     -----     -----
      Net (Decrease)                   (302)      (63)      (39)
                                       ----     -----     -----

(B) EQUITY DISTRIBUTION RESTRICTIONS

Federal law prohibits the Company from paying dividends out of capital accounts. However, the Company may pay preferred and common stock dividends out of appropriated retained earnings and current earnings. At December 31, 1994, the Company had $144 million of appropriated retained earnings for the payment of preferred and common stock dividends.
(C) PREFERRED AND PREFERENCE STOCK
Amounts to be paid for preferred stock which must be redeemed during the next five years are $36 million in 1995, $30 million in both 1996 and 1997, $15 million in 1998 and $33 million in 1999.

The annual preferred stock mandatory redemption provisions are as follows:

                                   Shares                Price
                                   To Be     Beginning    Per
                                  Redeemed      in       Share
                                  --------   ---------   ------
$ 7.35 Series C                    10,000       1984     $  100
 88.00 Series E                     3,000       1981      1,000
Adjustable Series M               100,000       1991        100
  9.125 Series N                  150,000       1993        100
 91.50 Series Q                    10,714       1995      1,000
 88.00 Series R                    50,000       2001*     1,000
 90.00 Series S                    18,750       1999      1,000

* All outstanding shares to be redeemed on December 1, 2001.

In 1993, the Company issued $100 million principal amount of Serial Preferred Stock, $42.40 Series T. The Series T stock was deposited with an agent which issued Depositary Receipts, each representing 1/20 of a share of the Series T stock.

The annualized preferred dividend requirement at December 31, 1994 was $44 million.

The preferred dividend rates on the Company's Series L and M fluctuate based on prevailing interest rates and market conditions. The dividend rates for these issues averaged 7.17% and 7.01%, respectively, in 1994.

Preference stock authorized for the Company is 3,000,000 shares without par value. No preference shares are currently outstanding.

With respect to dividend and liquidation rights, the Company's preferred stock is prior to its preference stock and common stock, and its preference stock is prior to its common stock.

(D) LONG-TERM DEBT AND OTHER
    BORROWING ARRANGEMENTS

Long-term debt, less current maturities, was as follows:

                                     Actual
                                   or Average
                                    Interest
                                    Rate at       December 31,
                                  December 31,   ---------------
        Year of Maturity              1994        1994     1993
- --------------------------------  ------------   ------   ------
                                                  (millions of
                                                    dollars)
First mortgage bonds:
  1996-1999                           13.75%     $   17   $   21
  1996-1999                            7.00           3        4
  1997-1999                           10.88          18       18
  1999                                 6.20           2        2
  2000-2004                            7.92         396      400
  2005-2009                            8.33         202      202
  2010-2014                            8.50         365      365
  2015-2019                            8.00         459      459
  2020-2023                            8.75         518      518
                                                 ------   ------
                                                  1,980    1,989
Secured medium term notes due
  1996-2021                            8.68         516      713
Term bank loans due 1996               8.50           2       45
Pollution control notes due
  1996-2012                            6.82          52       53
Other -- net                             --          (7)      (7)
                                                 ------   ------
    Total Long-Term Debt                         $2,543   $2,793
                                                 ------   ------

Long-term debt matures during the next five years as follows: $246 million in 1995, $151 million in 1996, $55 million in 1997, $78 million in 1998 and $159 million in 1999.

The Company issued $125 million aggregate principal amount of secured medium-term notes in 1992 and 1993. The notes are secured by first mortgage bonds.

The Company's mortgage constitutes a direct first lien on substantially all property owned and franchises held by the Company. Excluded from the lien, among other things, are cash, securities, accounts receivable, fuel and supplies.

An unsecured loan agreement of the Company contains covenants relating to capitalization ratios, fixed charge coverage ratios and limitations on secured financing other than through first mortgage bonds or certain other transactions. Two reimbursement agreements relating to separate letters of credit issued in connection with the sale and leaseback of Beaver Valley Unit 2 contain several financial covenants affecting the Company, Toledo Edison and Centerior Energy. Among these are covenants relating to fixed charge coverage ratios and capitalization ratios. The write-offs recorded at December 31, 1993 caused the Company, Toledo Edison and Centerior Energy to violate certain covenants contained in the loan agreement and the two reimbursement agreements. The affected creditors waived those violations in exchange for a subordinate mortgage security interest on the properties of the Company and Toledo Edison. The Company provided the same security interest to certain other creditors because their agreements require equal treatment. At December 31, 1994, the Company provided subordinate mortgage collateral for $45 million of unsecured debt, $228 million of bank letters of credit and a $205 million revolving credit facility. The bank letters of credit are joint and several obligations of the Company and Toledo Edison and the revolving credit facility is an obligation of Centerior Energy that is jointly and severally guaranteed by the Company and Toledo Edison.

(12) SHORT-TERM BORROWING ARRANGEMENTS

Centerior Energy has a $205 million revolving credit facility through May 1996. Centerior Energy and the Service Company may borrow under the facility, with all borrowings jointly and severally guaranteed by the Company and Toledo Edison. Centerior Energy plans to transfer any of its borrowed funds to the Company and Toledo Edison. The facility agreement as amended provides the participating banks with a subordinate mortgage security interest on the properties of the Company and Toledo Edison. The banks' fee is 0.625% per annum payable quarterly in addition to interest on any borrowings. There were no borrowings under the facility at December 31, 1994. The facility agreement contains covenants relating to capitalization and fixed charge coverage ratios for the Company, Toledo Edison and Centerior Energy.

Short-term borrowing capacity authorized by the PUCO annually is $300 million for the Company. The Company and Toledo Edison are authorized by the PUCO to borrow from each other on a short-term basis. At December 31, 1994, the Company had total short-term borrowings of $58 million from its affiliates with a weighted average interest rate of 6.14%.
(13) FINANCIAL INSTRUMENTS
Except for the Nuclear Plant Decommissioning Trusts at December 31 1994, as discussed below, the estimated fair values at December 31, 1994 and 1993 of financial instruments that do not approximate their carrying amounts in the Balance Sheet are as follows:

                                           December 31,
                                ----------------------------------
                                      1994              1993
                                ----------------  ----------------
                                Carrying   Fair   Carrying   Fair
                                 Amount   Value    Amount   Value
                                --------  ------  --------  ------
                                      (millions of dollars)
Assets:
  Nuclear Plant Decommissioning
    Trusts                       $   44   $   44   $   30   $   32
Capitalization and Liabilities:
  Preferred Stock, with
    Mandatory Redemption
    Provisions (including
    current portion)                282      245      314      307
  Long-Term Debt (including
    current portion)              2,795    2,503    2,841    2,946

The Nuclear Plant Decommissioning Trusts at December 31, 1994 included $25 million of federal governmental securities and $17 million of municipal securities. The securities had the following maturities: $11 million due within one year; $8 million due in one to five years; $10 million due in six to 10 years; and $13 million due after 10 years. The fair value of these trusts is estimated based on the quoted market prices for the investment securities. As a result of adopting the new accounting standard for certain investments in debt and equity securities, SFAS 115, in 1994, the carrying amount of these trusts is equal to the fair value. The fair value of the Company's preferred stock, with mandatory redemption provisions, and long-term debt is estimated based on the quoted market prices for the respective or similar issues or on the basis of the discounted value of future cash flows. The discounted value used current dividend or interest rates (or other appropriate rates) for similar issues and loans with the same remaining maturities.

The estimated fair values of all other financial instruments approximate their carrying amounts in the Balance Sheet at December 31, 1994 and 1993 because of their short-term nature.

(14) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 1994.

                                        Quarters Ended
                           ----------------------------------------
                           March 31,  June 30,  Sept. 30,  Dec. 31,
                           ---------  --------  ---------  --------
                                    (millions of dollars)
1994
  Operating Revenues         $ 408      $415      $ 474     $  401
  Operating Income              86        91        132         88
  Net Income                    33        38         79         35
  Earnings Available for
    Common Stock                21        27         68         24
1993
  Operating Revenues         $ 421      $417      $ 507     $  406
  Operating Income (Loss)       82        85         89        (32)
  Net Income (Loss)             33        30         39       (689)
  Earnings (Loss)
    Available for Common
    Stock                       23        19         27       (701)

Earnings for the quarter ended September 30, 1993 were decreased by $46 million as a result of the recording of $71 million of VTP pension-related benefits.

Earnings for the quarter ended December 31, 1993 were decreased as a result of year-end adjustments for the $351 million write-off of Perry Unit 2 (see Note 4(b)), the $636 million write-off of the phase-in deferrals (see Note 7) and $38 million of other charges. These adjustments decreased quarterly earnings by $716 million.

(15) PENDING MERGER OF TOLEDO EDISON INTO THE COMPANY

In March 1994, Centerior Energy announced a plan to merge Toledo Edison into the Company. Since the Company and Toledo Edison affiliated in 1986, efforts have been made to consolidate operations and administration as much as possible to achieve maximum cost savings. Various aspects of the merger are subject to the approval of the FERC and other regulatory authorities. The PUCO and the Pennsylvania Public Utility Commission have approved the merger. In addition, the merger must be approved by share owners of Toledo Edison's preferred stock. Share owners of the Company's preferred stock must approve the authorization of additional shares of preferred stock. When the merger becomes effective, share owners of Toledo Edison's preferred stock will exchange their shares for preferred stock shares of the Company having substantially the same terms. Debt holders of the merging companies will become debt holders of the Company. The merging companies plan to seek preferred stock share owner approval in mid-1995. The merger is expected to be effective in 1995.

For the merging companies, the combined pro forma operating revenues were $2.422 billion, $2.475 billion and $2.439 billion and the combined pro forma net income
(loss) was $268 million, $(876) million and $276 million for the years 1994, 1993 and 1992, respectively. The pro forma data is based on accounting for the merger on a method similar to a pooling of interests. The pro forma data is not necessarily indicative of the results of operations which would have been reported had the merger been in effect during those years or which may be reported in the future. The pro forma data should be read in conjunction with the audited financial statements of both the Company and Toledo Edison.

Report of Independent
Public Accountants

To the Share Owners and
Board of Directors of
The Cleveland Electric Illuminating Company:

We have audited the accompanying consolidated balance sheet and consolidated statement of preferred stock of The Cleveland Electric Illuminating Company (a wholly owned subsidiary of Centerior Energy Corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Cleveland Electric Illuminating Company and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed further in Note 9, a change was made in the method of accounting for postretirement benefits other than pensions in 1993.

Arthur Andersen LLP

Cleveland, Ohio
February 17, 1995

Management's Financial Analysis

OUTLOOK

STRATEGIC PLAN

We made significant strides in achieving the objectives of the comprehensive strategic action plan announced in January 1994. Centerior Energy Corporation (Centerior Energy), along with The Toledo Edison Company (Company) and The Cleveland Electric Illuminating Company (Cleveland Electric), created the strategic plan to strengthen their financial and competitive position through the year 2001. The Company and Cleveland Electric are the two wholly owned electric utility subsidiaries of Centerior Energy. The plan's objectives relate to the combined operations of all three companies. The objectives are to achieve profitable revenue growth, become an industry leader in customer satisfaction, build a winning employee team, attain increasingly competitive power supply costs and maximize share owner return on Centerior Energy common stock. To achieve these objectives, we will continue to control expenditures and reduce our outstanding debt and preferred stock. In addition, we will increase revenues by finding new uses for existing assets and resources, implementing new marketing programs and restructuring rates when appropriate. We will also improve the operating performance of our generating plants and take other appropriate actions.

During 1994, we made progress toward most of our long-term objectives. The Company and Cleveland Electric initiated a marketing plan designed to increase total retail revenues (exclusive of fuel cost recovery revenues and weather influences) by 2-3% annually through 2001. Our new customer service activities are intended to raise our customer satisfaction rating. Our employees achieved enough of their established objectives for the year to receive a $500 per eligible employee incentive compensation award. The work undertaken during refueling outages at the Davis-Besse Nuclear Power Station (Davis-Besse) and Perry Nuclear Power Plant Unit 1 (Perry Unit 1) as well as the outage work at our fossil-fueled plants should help us achieve our long-term objective of reducing variable power costs to a more competitive level. Strong cash flow continued in 1994 and the Company's fixed-income obligations were reduced by $66 million. Also, the Company's total operation and maintenance expenses declined $22 million, exclusive of one-time charges in 1993.

We are taking aggressive steps to increase revenues through our enhanced marketing plan and to control costs. The full impact of these efforts will take time. In the meantime, the Company and Cleveland Electric must raise revenues by restructuring rates. Accordingly, the Company and Cleveland Electric are preparing to file a request with The Public Utilities Commission of Ohio (PUCO) to be effective in 1996. Meaningful cost control and marketing strategies will mitigate the need for additional rate increases and help us meet competition.

COMPETITION

We are implementing strategies designed to create and enhance our competitive advantages and to overcome the competitive disadvantages that we face due to regulatory and tax constraints and our high retail cost structure.

Currently our most pressing competition comes from municipal electric systems in our service area. Our rates are generally higher than those of municipal systems due largely to their exemption from taxation, the lower cost financing available to them, the continued availability to them of lower cost power through short-term power purchases and their access to cheaper governmental power. We are seeking to address the tax disparity through the legislative process. In 1994, the Ohio Governor's Tax Commission recommended the replacement of the gross receipts and personal property taxes currently levied only on investor-owned utilities and collected through rates with a different tax collected from customers of all electric utilities, including municipal systems. Investor-owned utilities would reduce rates upon repeal of the existing taxes. We are now working to submit this proposal to the Ohio legislature.

We face the threat that municipalities in our service area could establish new systems and continue expanding existing systems. We are responding with aggressive marketing programs and by emphasizing the value of our service and the risks of a municipal system: substantial, long-term debt; no guarantee of low-cost wholesale electricity; the difficulty of forecasting costs; and the uncertainty of market share as a result of our aggressive competition. Generally, these municipalities have determined that developing a system is not feasible or have agreed with us not to pursue development of a system at this time. Although some communities continue to be interested in municipalization, we believe that we offer the best value and most reliable source of electric service in our territory.

The Energy Policy Act of 1992 will increase competition in the electric utility industry by allowing broader access to a utility's transmission system. It should not significantly increase the competitive threat to us since we have been required to wheel electricity to municipal systems in our service area since 1977 under operating licenses for our nuclear generating units. Further, the government could eventually require utilities to deliver power from other utilities or generation sources to their retail customers. To combat this threat, we are offering incentives such as energy-efficiency improvements and reductions in demand charges for increased electricity usage to our industrial and commercial customers in return for long-term commitments. Most of our large industrial and commercial customers have entered into sole-supplier contracts with us. More than 80% of our industrial revenues under contract will not be up for renewal until 1997 or later. As these contracts expire, we expect to renegotiate them and retain the customers.

RATE MATTERS

Under the Rate Stabilization Program discussed in Note 7, we agreed to freeze base rates until 1996 and limit rate increases through 1998. In exchange, we are permitted to defer through 1995 and subsequently recover certain costs not currently recovered in rates and to accelerate the amortization of certain benefits. Amortization and recovery of the deferrals are expected to begin in 1996 with future rate recognition and will continue over the average life of the related assets, or between 17 and 30 years. The continued use of these regulatory accounting measures in 1995 will be dependent upon our continuing assessment and conclusion that there will be probable recovery of such deferrals in future rates. Our analysis leading to certain year-end 1993 financial actions and the strategic plan also included an evaluation of our regulatory accounting measures. See Regulatory Accounting below and Note 7. We decided that, once the deferral of expenses and acceleration of benefits under the Rate Stabilization Program are completed in 1995, we should no longer plan to use these measures to the extent we have in the past.

REGULATORY ACCOUNTING

As described in Notes 1(a) and 7, the Company complies with the provisions of Statement of Financial Accounting Standards (SFAS) 71. We continually monitor changes in market and regulatory conditions and consider the effects of such changes in assessing the continuing applicability of SFAS 71. Criteria that could give rise to discontinuation of the application of SFAS 71 include: (1) increasing competition which significantly restricts the Company's ability to establish rates to recover operating costs, return requirements and the amortization of regulatory assets and (2) a significant change in the manner in which rates are set by the PUCO from cost-based regulations to some other form of regulations. In the event we determine that the Company no longer meets the criteria for following SFAS 71, the Company would be required to record a before-tax charge to write off the regulatory assets shown in Note 7. In addition, we would be required to evaluate whether the changes in the competitive and regulatory environment which led to discontinuing the application of SFAS 71 would also result in an impairment of the net book value of the Company's property, plant and equipment.

The Company's write-off in 1993 of the phase-in deferred operating expenses and carrying charges (phase-in deferrals) discussed in Note 7 resulted from our conclusion that projected revenues for the 1994-1998 period would not provide for recovery of such deferrals as scheduled by the PUCO order. This short time frame for recovery of the phase-in deferrals is a requirement under the accounting standard for phase-in plans of regulated enterprises, SFAS 92. The remaining recovery periods for all remaining regulatory assets are between 17 and 34 years. We believe the Company's rates will provide for recovery of these assets over the relevant periods and SFAS 71 continues to apply.

NUCLEAR OPERATIONS

The Company has interests in three nuclear generating units -- Davis-Besse, Perry Unit 1 and Beaver Valley Power Station Unit 2 (Beaver Valley Unit
2) -- and operates the first one. Cleveland Electric operates Perry Unit 1. Davis-Besse and Beaver Valley Unit 2 have been operating extremely well, with each unit having a three-year availability average at year-end 1994 that exceeded the three-year industry average of 80% for similar reactors. However, the three-year availability average of Perry Unit 1 was below the three-year industry availability average for that reactor type.

In 1994, Davis-Besse had an availability factor of 88%. Further, Davis-Besse completed the shortest refueling and maintenance outage in its history in 1994, returning to service just 46 days after shutting down. Cleveland Electric is in the process of upgrading Perry Unit 1 to the same level. For seven months in 1994, Perry Unit 1 was out of service for its fourth refueling and maintenance outage. Work was also performed in connection with the comprehensive course of action developed in 1993 to improve the operating performance of Perry Unit 1. Work in connection with that course of action is ongoing.

We externally fund the estimated costs for the future decommissioning of our nuclear units. In 1993 and 1994, we increased our decommissioning expense accruals because of revisions in our cost estimates. See Note 1(e).

Our nuclear units may be impacted by activities or events beyond our control. Operating nuclear units have experienced unplanned outages or extensions of scheduled outages because of equipment problems or new regulatory requirements. A major accident at a nuclear facility anywhere in the world could cause the Nuclear Regulatory Commission to limit or prohibit the operation or licensing of any domestic nuclear unit. If one of our nuclear units is taken out of service for an extended period for any reason, including an accident at such unit or any other nuclear facility, we cannot predict whether regulatory authorities would impose unfavorable rate treatment. Such treatment could include taking our affected unit out of rate base, thereby not permitting us to recover our investment in and earn a return on it, or disallowing certain construction or maintenance costs. An extended outage coupled with unfavorable rate treatment could have a material adverse effect on our financial condition and results of operations.

HAZARDOUS WASTE DISPOSAL SITES

The Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended (Superfund) established programs addressing the cleanup of hazardous waste disposal sites, emergency preparedness and other issues. The Company is aware of its potential involvement in the cleanup of several sites. Although these sites are not on the Superfund National Priorities List, they are generally being administered by various governmental entities in the same manner as they would be administered if they were on such list. Allegations that the Company disposed of hazardous waste at these sites, and the amounts involved, are often unsubstantiated and subject to dispute. Superfund provides that all "potentially responsible parties" (PRPs) for a particular site can be held liable on a joint and several basis. If the Company were held liable for 100% of the cleanup costs of all of the sites referred to above, the cost could be as high as $150 million. However, we believe that the actual cleanup costs will be substantially lower than $150 million, that the Company's share of any cleanup costs will be substantially less than 100% and that most of the other PRPs are financially able to contribute their share. The Company has accrued a liability totaling $5 million at December 31, 1994 based on estimates of the costs of cleanup and its proportionate responsibility for such costs. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition or results of operations.

COMMON STOCK DIVIDENDS

In recent years, the Company has retained all of its earnings available for common stock. The Company has not paid a common stock dividend to Centerior Energy since February 1991. The Company is currently prohibited from paying a common stock dividend by a provision in its mortgage (see Note 11(b)). The Company does not expect to pay any common stock dividends prior to its merger into Cleveland Electric, as discussed below.

MERGER OF THE COMPANY INTO CLEVELAND ELECTRIC

We continue to seek the necessary regulatory approvals to complete the merger of the Company into Cleveland Electric which was announced in 1994. The Company and Cleveland Electric plan to seek preferred stock share owner approval in mid-1995. The merger is expected to be effective in 1995. See Note 15.

INFLATION

Although the rate of inflation has eased in recent years, we are still affected by even modest inflation which causes increases in the unit cost of labor, materials and services.

CAPITAL RESOURCES AND LIQUIDITY

1992-1994 CASH REQUIREMENTS

We need cash for normal corporate operations, the mandatory retirement of securities and constructing and modifying facilities. Construction is needed to meet anticipated demand for electric service, comply with government regulations and protect the environment. Over the three-year period 1992-1994, construction and mandatory retirement needs totaled approximately $370 million. In addition, we exercised options to redeem approximately $460 million of our securities.

We raised $603 million through security issues and term bank loans during the 1992-1994 period. The Company also utilized short-term borrowings to help meet its cash needs. Although write-offs of the Company's Perry Nuclear Power Plant Unit 2 (Perry Unit 2) investment and phase-in deferrals in 1993 negatively affected earnings, they did not adversely affect cash flow. See Notes 4(b) and 7.

1995 AND BEYOND CASH REQUIREMENTS

Estimated cash requirements for 1995-1999 for the Company are $288 million for construction and $378 million for the mandatory redemption of debt and preferred stock. The Company expects to meet nearly all of its 1995 and 1996 cash requirements of approximately $145 million and $154 million, respectively, through internal cash generation and current cash resources. The Company expects to meet nearly all of its 1997-1999 requirements through internal cash generation and current cash resources. If economical, additional securities may be redeemed under optional redemption provisions. We expect that the Company's continued strong cash flow will reduce borrowing requirements and outstanding debt and preferred stock during this period.

Cash expenditures to comply with the Clean Air Act Amendments of 1990 (Clean Air
Act) are estimated to be approximately $22 million over the 1995-1999 period. See Note 4(a).

LIQUIDITY

Additional first mortgage bonds may be issued by the Company under its mortgage on the basis of property additions, cash or refundable first mortgage bonds. If the applicable interest coverage test is met, the Company may issue first mortgage bonds on the basis of property additions and, under certain circumstances, refundable bonds. At December 31, 1994, the Company would have been permitted to issue approximately $525 million of additional first mortgage bonds.

The Company also is able to raise funds through the sale of subordinated debt and preferred and preference stock. Under its articles of incorporation, the Company cannot issue preferred stock unless certain earnings coverage requirements are met. At December 31, 1994, the Company would have been permitted to issue approximately $28 million of additional preferred stock at an assumed dividend rate of 12%. There are no restrictions on the Company's ability to issue preference stock.

In 1995, the Company plans to raise funds through the collateralization of accounts receivable. In addition, the Company expects to issue first mortgage bonds as collateral security for the sale by a public authority of tax-exempt bonds.

The Company is a party to a $205 million revolving credit facility which runs through mid-1996. See Note 12. The Company had $88 million of cash and temporary cash investments at the end of 1994. The Company is unable to issue commercial paper because of its below investment grade commercial paper ratings.

The foregoing financing resources are expected to be sufficient for the Company's needs over the next several years. However, the availability and cost of capital to meet the Company's external financing needs also depend upon such factors as financial market conditions and its credit ratings. Current credit ratings for the Company are as follows:

                                     Standard          Moody's
                                     & Poor's         Investors
                                    Corporation     Service, Inc.
                                    -----------     -------------
First mortgage bonds                  BB                 Ba2
Unsecured notes                        B+                 B1
Preferred stock                        B                  b2

RESULTS OF OPERATIONS

1994 VS. 1993

Factors contributing to the 0.7% decrease in 1994 operating revenues are as follows:

                                                   Millions
   Increase (Decrease) in Operating Revenues      of Dollars
- ------------------------------------------------  -----------
  KWH Sales Volume and Mix                            $ 8
  Wholesale Revenues                                   (5)
  Fuel Cost Recovery Revenues                          (9)
                                                      ---
      Total                                           $(6)
                                                      ---

The Company experienced good retail kilowatt-hour sales growth in the industrial and commercial categories in 1994; the sales growth for the residential category was lessened by weather conditions, particularly during the summer. The revenue decrease resulted from milder weather conditions in 1994 and both lower wholesale and fuel cost recovery revenues. Weather reduced base rate revenues approximately $7 million from the 1993 amount. Total sales increased 7.8%. Industrial sales increased 8.6% on the strength of increased sales to large automotive manufacturers and the broad-based, smaller industrial customer group. This growth substantiated an economic resurgence in Northwestern Ohio. Residential and commercial sales increased 0.8% and 2.3%, respectively. Other sales increased 16% because of increased sales to wholesale customers, although the softer wholesale market conditions in 1994 resulted in lower wholesale revenues. Lower 1994 fuel cost recovery revenues resulted from favorable changes in the fuel cost factors. The weighted average of these factors dropped by 6%.

For 1994, operating revenues were 26% residential, 21% commercial, 29% industrial and 24% other and kilowatt-hour sales were 19% residential, 16% commercial, 37% industrial and 28% other. The average prices per kilowatt-hour for residential, commercial and industrial customers were $.11, $.11 and $.06, respectively.

Operating expenses were 12% lower in 1994. Operation and maintenance expenses for 1993 included $88 million of net benefit expenses related to an early retirement program, called the Voluntary Transition Program (VTP), and other charges totaling $19 million. The VTP benefit expenses in 1993 consisted of $75 million of costs for the Company plus $13 million for the Company's pro rata share of the costs for its affiliate, Centerior Service Company (Service Company). Two other significant reasons for lower operation and maintenance expenses in 1994 were a smaller work force and ongoing cost reduction measures. Lower purchased power costs helped reduce fuel and purchased power expenses in 1994 despite an increase in the amount of power purchased. More nuclear generation and less coal-fired generation also accounted for a part of the lower fuel and purchased power expenses. Depreciation and amortization expenses increased primarily because of higher nuclear plant decommissioning expenses as discussed in Note 1(e). Deferred operating expenses were greater primarily because of the write-off of $55 million of phase-in deferred operating expenses in 1993 as discussed in Note 7. The 1993 deferrals also included $32 million of postretirement benefit curtailment cost deferrals related to the VTP. See Note 9(b). Federal income taxes increased as a result of higher pretax operating income.

As discussed in Note 4(b), $232 million of our Perry Unit 2 investment was written off in 1993. Also, as discussed in Note 7, phase-in deferred carrying charges of $186 million were written off in 1993. The change in the federal income tax credit amounts for nonoperating income was attributable to these write-offs.

1993 VS. 1992

Factors contributing to the 3.1% increase in 1993 operating revenues are as follows:

                                                   Millions
   Increase (Decrease) in Operating Revenues      of Dollars
- ------------------------------------------------  -----------
  KWH Sales Volume and Mix                           $  38
  Wholesale Sales                                      (11)
  Base Rates and Miscellaneous                          (3)
  Fuel Cost Recovery Revenues                            2
                                                     -----
      Total                                          $  26
                                                     -----

The revenue increase resulted primarily from the different weather conditions and the changes in the composition of the sales mix among customer categories. Weather accounted for approximately $15 million of higher 1993 base rate revenues. Hot summer weather in 1993 boosted residential and commercial kilowatt-hour sales. In contrast, the 1992 summer was the coolest in 56 years for Northwestern Ohio. Residential and commercial sales also increased as a result of colder late-winter temperatures in 1993 which increased electric heating-related demand. Residential and commercial sales increased 5.1% and 3.2%, respectively, in 1993. Industrial sales increased 6% as a result of increased sales to large automotive manufacturers, petroleum refiners and the broad-based, smaller industrial customer group. Other sales decreased 18% because of fewer sales to wholesale customers. Generating plant outages and retail customer demand limited power availability for bulk power transactions. As a result, total sales decreased 2.2% in 1993. Base rates and miscellaneous revenues decreased in 1993 primarily from lower revenues under contracts having reduced rates with certain large customers and a declining rate structure tied to usage. The contracts have been negotiated to meet competition and encourage economic growth. The increase in 1993 fuel cost recovery revenues resulted from changes in the fuel cost factors. The weighted average of these factors increased about 2%.

For 1993, operating revenues were 26% residential, 21% commercial, 28% industrial and 25% other and kilowatt-hour sales were 20% residential, 17% commercial, 37% industrial and 26% other. The average prices per kilowatt-hour for residential, commercial and industrial customers were $.11, $.11 and $.06, respectively. The changes from 1992 were not significant.

Operating expenses increased 13% in 1993. The increase in total operation and maintenance expenses resulted from the $88 million of net benefit expenses related to the VTP, other charges totaling $19 million and a slight increase in other operation and maintenance expenses. Deferred operating expenses decreased because of the write-off of the phase-in deferred operating expenses in 1993. Federal income taxes decreased as a result of lower pretax operating income.

As mentioned above, $232 million of our Perry Unit 2 investment was written off in 1993. Credits for carrying charges recorded in nonoperating income decreased because of the write-off of the phase-in deferred carrying charges in 1993. The federal income tax credit for nonoperating income in 1993 resulted from the write-offs.

Income Statement                                       The Toledo Edison Company

                                                                         For the years ended
                                                                            December 31,
                                                                       -----------------------
                                                                       1994     1993      1992
                                                                       ----     -----     ----
                                                                        (millions of dollars)
OPERATING REVENUES (1)                                                 $865     $ 871     $845
                                                                       ----     -----     ----
OPERATING EXPENSES
  Fuel and purchased power                                              167       173      169
  Other operation and maintenance                                       229       245      236
  Generation facilities rental expense, net                             104       104      106
  Early retirement program expenses and other                            --       107       --
                                                                       ----     -----     ----
     Total operation and maintenance                                    500       629      511
  Depreciation and amortization                                          83        76       77
  Taxes, other than federal income taxes                                 90        91       91
  Deferred operating expenses, net                                      (21)       (4)     (17)
  Federal income taxes (credit)                                          33       (10)      33
                                                                       ----     -----     ----
                                                                        685       782      695
                                                                       ----     -----     ----
OPERATING INCOME                                                        180        89      150
                                                                       ----     -----     ----
NONOPERATING INCOME (LOSS)
  Allowance for equity funds used during construction                     1         1        1
  Other income and deductions, net                                        3        --        1
  Write-off of Perry Unit 2                                              --      (232)      --
  Deferred carrying charges, net                                         15      (161)      41
  Federal income taxes -- credit (expense)                               (2)      129       (1)
                                                                       ----     -----     ----
                                                                         17      (263)      42
                                                                       ----     -----     ----
INCOME (LOSS) BEFORE INTEREST CHARGES                                   197      (174)     192
                                                                       ----     -----     ----
INTEREST CHARGES
  Debt interest                                                         116       116      122
  Allowance for borrowed funds used during construction                  (1)       (1)      (1)
                                                                       ----     -----     ----
                                                                        115       115      121
                                                                       ----     -----     ----
NET INCOME (LOSS)                                                        82      (289)      71
PREFERRED DIVIDEND REQUIREMENTS                                          20        23       24
                                                                       ----     -----     ----
EARNINGS (LOSS) AVAILABLE FOR COMMON STOCK                             $ 62     $(312)    $ 47
                                                                       ----     -----     ----

- ---------------

(1) Includes revenues from all bulk power sales to Cleveland Electric of $111 million, $120 million and $130 million in 1994, 1993 and 1992, respectively.

Retained Earnings

                                                                         For the years ended
                                                                             December 31,
                                                                       ------------------------
                                                                       1994      1993      1992
                                                                       -----     -----     ----
                                                                        (millions of dollars)
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF YEAR                       $(175)    $ 137     $ 90
                                                                       -----     -----     ----
ADDITIONS
  Net income (loss)                                                       82      (289)      71
DEDUCTIONS
  Preferred stock dividends declared                                     (20)      (23)     (24)
                                                                       -----     -----     ----
     Net Increase (Decrease)                                              62      (312)      47
                                                                       -----     -----     ----
RETAINED EARNINGS (DEFICIT) AT END OF YEAR                             $(113)    $(175)    $137
                                                                       -----     -----     ----

The accompanying notes are an integral part of these statements.

Cash Flows                                             The Toledo Edison Company

                                                                                 For the years ended
                                                                                    December 31,
                                                                              -------------------------
                                                                              1994      1993      1992
                                                                              -----     -----     -----
                                                                                (millions of dollars)
CASH FLOWS FROM OPERATING ACTIVITIES (1)
  Net Income (Loss)                                                           $  82     $(289)    $  71
                                                                              -----     -----     -----
  Adjustments to Reconcile Net Income (Loss) to Cash from Operating
     Activities:
     Depreciation and amortization                                               83        76        77
     Deferred federal income taxes                                               46      (160)       28
     Investment tax credits, net                                                 --        --        (5)
     Unbilled revenues                                                            3        (4)        1
     Deferred fuel                                                                3        --        (4)
     Deferred carrying charges, net                                             (15)      161       (41)
     Leased nuclear fuel amortization                                            44        38        56
     Deferred operating expenses, net                                           (21)       (4)      (17)
     Allowance for equity funds used during construction                         (1)       (1)       (1)
     Noncash early retirement program expenses, net                              --        83        --
     Write-off of Perry Unit 2                                                   --       232        --
     Changes in amounts due from customers and others, net                        1        (3)       --
     Changes in inventories                                                      (2)       10        (9)
     Changes in accounts payable                                                (15)       16        (8)
     Changes in working capital affecting operations                            (16)       21         7
     Other noncash items                                                         10        14        13
                                                                              -----     -----     -----
       Total Adjustments                                                        120       479        97
                                                                              -----     -----     -----
          Net Cash from Operating Activities                                    202       190       168
                                                                              -----     -----     -----
CASH FLOWS FROM FINANCING ACTIVITIES (2)
  Bank loans, commercial paper and other short-term debt                         --       (40)       40
  Notes payable to affiliates                                                    --        --       (30)
  First mortgage bond issues                                                     31        20       276
  Secured medium-term note issues                                                --        93        48
  Debenture issue                                                                --        --       135
  Maturities, redemptions and sinking funds                                     (98)      (89)     (531)
  Nuclear fuel lease obligations                                                (49)      (47)      (52)
  Dividends paid                                                                (20)      (23)      (24)
  Premiums, discounts and expenses                                               --        (1)       (8)
                                                                              -----     -----     -----
          Net Cash from Financing Activities                                   (136)      (87)     (146)
                                                                              -----     -----     -----
CASH FLOWS FROM INVESTING ACTIVITIES (2)
  Cash applied to construction                                                  (41)      (42)      (48)
  Interest capitalized as allowance for borrowed funds used during
     construction                                                                (1)       (1)       (1)
  Loans to affiliates                                                            --        --        12
  Sale and leaseback restructuring fees                                          --        --       (43)
  Contributions to nuclear plant decommissioning trusts                         (12)       (4)       (4)
  Other cash received (applied)                                                  (6)       10        (1)
                                                                              -----     -----     -----
          Net Cash from Investing Activities                                    (60)      (37)      (85)
                                                                              -----     -----     -----
NET CHANGE IN CASH AND TEMPORARY CASH INVESTMENTS                                 6        66       (63)
                                                                              -----     -----     -----
CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING OF YEAR                         82        16        79
                                                                              -----     -----     -----
CASH AND TEMPORARY CASH INVESTMENTS AT END OF YEAR                            $  88     $  82     $  16
                                                                              -----     -----     -----

- ---------------

(1) Interest paid (net of amounts capitalized) was $94 million, $92 million and $95 million in 1994, 1993 and 1992, respectively. Income taxes paid were $5 million, $7 million and $3 million in 1994, 1993 and 1992, respectively.

(2) Increases in Nuclear Fuel and Nuclear Fuel Lease Obligations in the Balance Sheet resulting from the noncash capitalizations under nuclear fuel agreements are excluded from this statement.

The accompanying notes are an integral part of this statement.

Balance Sheet

                                                                                         December 31,
                                                                                       ----------------
                                                                                        1994      1993
                                                                                       ------    ------
                                                                                         (millions of
                                                                                           dollars)
ASSETS
PROPERTY, PLANT AND EQUIPMENT
  Utility plant in service                                                             $2,899    $2,837
     Less: accumulated depreciation and amortization                                      892       788
                                                                                       ------    ------
                                                                                        2,007     2,049
  Construction work in progress                                                            30        40
                                                                                       ------    ------
                                                                                        2,037     2,089
  Nuclear fuel, net of amortization                                                       119       142
  Other property, less accumulated depreciation                                             6        --
                                                                                       ------    ------
                                                                                        2,162     2,231
                                                                                       ------    ------
CURRENT ASSETS
  Cash and temporary cash investments                                                      88        82
  Amounts due from customers and others, net                                               62        63
  Amounts due from affiliates                                                              19        16
  Unbilled revenues                                                                        22        25
  Materials and supplies, at average cost                                                  45        43
  Fossil fuel inventory, at average cost                                                   12        12
  Taxes applicable to succeeding years                                                     72        71
  Other                                                                                     2         2
                                                                                       ------    ------
                                                                                          322       314
                                                                                       ------    ------
DEFERRED CHARGES AND OTHER ASSETS
  Amounts due from customers for future federal income taxes                              405       382
  Unamortized loss from Beaver Valley Unit 2 sale                                         101       105
  Unamortized loss on reacquired debt                                                      28        32
  Carrying charges and operating expenses                                                 379       343
  Nuclear plant decommissioning trusts                                                     38        26
  Other                                                                                    67        77
                                                                                       ------    ------
                                                                                        1,018       965
                                                                                       ------    ------

       Total Assets                                                                    $3,502    $3,510
                                                                                       ------    ------

The accompanying notes are an integral part of this statement.

                                                       The Toledo Edison Company

                                                                                        December 31,
                                                                                      -----------------
                                                                                       1994       1993
                                                                                      ------     ------
                                                                                        (millions of
                                                                                          dollars)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
  Common shares, $5 par value: 60 million authorized;
     39.1 million outstanding in 1994 and 1993                                        $  196     $  196
  Premium on capital stock                                                               481        481
  Other paid-in capital                                                                  121        121
  Retained earnings (deficit)                                                           (113)      (175)
                                                                                      ------     ------
     Common stock equity                                                                 685        623
  Preferred stock
     With mandatory redemption provisions                                                  7         28
     Without mandatory redemption provisions                                             210        210
  Long-term debt                                                                       1,154      1,225
                                                                                      ------     ------
                                                                                       2,056      2,086
                                                                                      ------     ------
CURRENT LIABILITIES
  Current portion of long-term debt and preferred stock                                   83         57
  Current portion of nuclear fuel lease obligations                                       36         49
  Accounts payable                                                                        48         63
  Accounts payable to affiliates                                                          31         27
  Accrued taxes                                                                           75         90
  Accrued interest                                                                        27         27
  Other                                                                                   16         16
                                                                                      ------     ------
                                                                                         316        329
                                                                                      ------     ------
DEFERRED CREDITS AND OTHER LIABILITIES
  Unamortized investment tax credits                                                      87         94
  Accumulated deferred federal income taxes                                              541        471
  Unamortized gain from Bruce Mansfield Plant sale                                       198        208
  Accumulated deferred rents for Bruce Mansfield Plant and Beaver Valley Unit 2           54         50
  Nuclear fuel lease obligations                                                          87        103
  Retirement benefits                                                                    103         98
  Other                                                                                   60         71
                                                                                      ------     ------
                                                                                       1,130      1,095
                                                                                      ------     ------
       Total Capitalization and Liabilities                                           $3,502     $3,510
                                                                                      ------     ------

Statement of Preferred Stock                           The Toledo Edison Company

                                                                         Current
                                                                           Call
                                                                          Price       December 31,
                                                         1994 Shares       Per        -------------
                                                         Outstanding      Share       1994     1993
                                                         -----------     --------     ----     ----
                                                                                      (millions of
                                                                                        dollars)
$100 par value, 3,000,000 preferred shares authorized and
  $25 par value, 12,000,000 preferred shares authorized
     Subject to mandatory redemption:
                      $100
  par                        $9.375                          83,500      $101.98      $  8     $ 10
                        25
  par                         2.81                          400,000        25.62        10       30
                                                                                      ----     ----
                                                                                        18       40
     Less: Current maturities                                                           11       12
                                                                                      ----     ----
TOTAL PREFERRED STOCK, WITH MANDATORY REDEMPTION PROVISIONS                           $  7     $ 28
                                                                                      ----     ----

     Not subject to mandatory redemption:
                      $100
  par                        $ 4.25                         160,000       104.625     $ 16     $ 16
                              4.56                           50,000       101.00         5        5
                              4.25                          100,000       102.00        10       10
                              8.32                          100,000       102.46        10       10
                              7.76                          150,000       102.437       15       15
                              7.80                          150,000       101.65        15       15
                              10.00                         190,000       101.00        19       19
                        25
  par                         2.21                        1,000,000        25.25        25       25
                              2.365                       1,400,000        27.75        35       35
                             Series A Adjustable          1,200,000        25.75        30       30
                             Series B Adjustable          1,200,000        25.75        30       30
                                                                                      ----     ----
TOTAL PREFERRED STOCK, WITHOUT MANDATORY REDEMPTION PROVISIONS                        $210     $210
                                                                                      ----     ----

The accompanying notes are an integral part of this statement.

Notes to the Financial Statements

(1) SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

(A) GENERAL

The Company is an electric utility and a wholly owned subsidiary of Centerior Energy. The Company follows the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC) and adopted by the PUCO. Rate-regulated utilities are subject to SFAS 71 which governs accounting for the effects of certain types of rate regulation. Pursuant to SFAS 71, certain incurred costs are deferred for recovery in future rates. See Note 7.

The Company is a member of the Central Area Power Coordination Group (CAPCO). Other members are Cleveland Electric, Duquesne Light Company, Ohio Edison Company and its wholly owned subsidiary, Pennsylvania Power Company. The members have constructed and operate generation and transmission facilities for their use.

(B) RELATED PARTY TRANSACTIONS

Operating revenues, operating expenses and interest charges include those amounts for transactions with affiliated companies in the ordinary course of business operations.

The Company's transactions with Cleveland Electric are primarily for firm power, interchange power, transmission line rentals and jointly owned power plant operations and construction. See Notes 2 and 3.

The Service Company provides management, financial, administrative, engineering, legal and other services at cost to the Company and other affiliated companies. The Service Company billed the Company $59 million, $71 million and $60 million in 1994, 1993 and 1992, respectively, for such services.

(C) REVENUES

Customers are billed on a monthly cycle basis for their energy consumption based on rate schedules or contracts authorized by the PUCO or on ordinances of individual municipalities. An accrual is made at the end of each month to record the estimated amount of unbilled revenues for kilowatt-hours sold in the current month but not billed by the end of that month.

A fuel factor is added to the base rates for electric service. This factor is designed to recover from customers the costs of fuel and most purchased power. It is reviewed and adjusted semiannually in a PUCO proceeding.

(D) FUEL EXPENSE

The cost of fossil fuel is charged to fuel expense based on inventory usage. The cost of nuclear fuel, including an interest component, is charged to fuel expense based on the rate of consumption. Estimated future nuclear fuel disposal costs are being recovered through base rates.

The Company defers the differences between actual fuel costs and estimated fuel costs currently being recovered from customers through the fuel factor. This matches fuel expenses with fuel-related revenues.

Owners of nuclear generating plants are assessed by the federal government for the cost of decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy. The assessments are based upon the amount of enrichment services used in prior years and cannot be imposed for more than 15 years (to 2007). The Company has accrued a liability for its share of the total assessments. These costs have been recorded in a deferred charge account since the PUCO is allowing the Company to recover the assessments through its fuel cost factors.

(E) DEPRECIATION AND AMORTIZATION

The cost of property, plant and equipment is depreciated over their estimated useful lives on a straight-line basis. The annual straight-line depreciation provision for nonnuclear property expressed as a percent of average depreciable utility plant in service was 3.5% in 1994 and 3.6% in both 1993 and 1992. The annual straight-line depreciation rate for nuclear property is 2.5%.

The Company accrues the estimated costs of decommissioning its three nuclear generating units. The accruals are required to be funded in an external trust. The PUCO requires that the expense and payments to the external trusts be determined on a levelized basis by dividing the unrecovered decommissioning costs in current dollars by the remaining years in the licensing period of each unit. This methodology requires that the net earnings on the trusts be reinvested therein with the intent of allowing net earnings to offset inflation. The PUCO requires that the estimated costs of decommissioning and the funding level be reviewed at least every five years.

In 1994, the Company increased its annual decommissioning expense accruals to $11 million from the $4 million level in 1992. The accruals are reflected in current rates. The increased accruals were derived from recently updated, site-specific studies for each of the units. The revised estimates reflect the DECON method of decommissioning (prompt decontamination), and the locations and cost characteristics specific to the units, and include costs associated with decontamination, dismantlement and site restoration.

The revised estimates for the units in 1993 and 1992 dollars and in dollars at the time of license expiration, assuming a 4% annual inflation rate, are as follows:

                                    License
                                   Expiration                Future
        Generating Unit               Year        Amount     Amount
- -------------------------------    ----------     ------     ------
                                                    (millions of
                                                      dollars)
Davis-Besse                           2017         $168(1)    $419
Perry Unit 1                          2026          100(1)     354
Beaver Valley Unit 2                  2027           51(2)     190
                                                  ------     ------
      Total                                        $319       $963
                                                  ------     ------

- ---------------

(1) Dollar amounts in 1993 dollars.
(2) Dollar amounts in 1992 dollars.

The updated estimates reflect substantial increases from the prior PUCO-recognized aggregate estimates of $115 million in 1987 and 1986 dollars.

The classification, Accumulated Depreciation and Amortization, in the Balance Sheet at December 31, 1994 includes $44 million of decommissioning costs previously expensed and the earnings on the external trust funding. This amount exceeds the Balance Sheet amount of the external Nuclear Plant Decommissioning Trusts because the reserve began prior to the external trust funding. The trust earnings are recorded as an increase to the trust assets and the related component of the decommissioning reserve (included in Accumulated Depreciation and Amortization).

The staff of the Securities and Exchange Commission has questioned certain of the current accounting practices of the electric utility industry, including those of the Company, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in the financial statements. In response to these questions, the Financial Accounting Standards Board is reviewing the accounting for removal costs, including decommissioning. If such current accounting practices are changed, the annual provision for decommissioning could increase; the estimated cost for decommissioning could be recorded as a liability rather than as accumulated depreciation; and trust fund income from the external decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense.

(F) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at original cost less amounts ordered by the PUCO to be written off. Construction costs include related payroll taxes, retirement benefits, fringe benefits, management and general overheads and allowance for funds used during construction (AFUDC). AFUDC represents the estimated composite debt and equity cost of funds used to finance construction. This noncash allowance is credited to income. The AFUDC rate was 9.87% in 1994, 10.22% in 1993 and 10.96% in 1992.

Maintenance and repairs for plant and equipment are charged to expense as incurred. The cost of replacing plant and equipment is charged to the utility plant accounts. The cost of property retired plus removal costs, after deducting any salvage value, is charged to the accumulated provision for depreciation.

(G) DEFERRED GAIN AND LOSS FROM
     SALES OF UTILITY PLANT

The sale and leaseback transactions discussed in Note 2 resulted in a net gain for the sale of the Bruce Mansfield Generating Plant (Mansfield Plant) and a net loss for the sale of Beaver Valley Unit 2. The net gain and net loss were deferred and are being amortized over the terms of leases. See Note 7. These amortizations and the lease expense amounts are reported in the Income Statement as Generation Facilities Rental Expense, Net.

(H) INTEREST CHARGES

Debt Interest reported in the Income Statement does not include interest on obligations for nuclear fuel under construction. That interest is capitalized. See Note 6.

Losses and gains realized upon the reacquisition or redemption of long-term debt are deferred, consistent with the regulatory rate treatment. See Note 7. Such losses and gains are either amortized over the remainder of the original life of the debt issue retired or amortized over the life of the new debt issue when the proceeds of a new issue are used for the debt redemption. The amortizations are included in debt interest expense.

(I) FEDERAL INCOME TAXES

The Company uses the liability method of accounting for income taxes in accordance with SFAS 109. See Note 8. This method requires that deferred taxes be recorded for all temporary differences between the book and tax bases of assets and liabilities. The majority of these temporary differences are attributable to property-related basis differences. Included in these basis differences is the equity component of AFUDC, which will increase future tax expense when it is recovered through rates. Since this component is not recognized for tax purposes, the Company must record a liability for its tax obligation. The PUCO permits recovery of such taxes from customers when they become payable. Therefore, the net amount due from customers through rates has been recorded as a deferred charge and will be recovered over the lives of the related assets. See Note 7.

Investment tax credits are deferred and amortized over the lives of the applicable property as a reduction of depreciation expense. See Note 7 for a discussion of the amortization of certain unrestricted excess deferred taxes and unrestricted investment tax credits under the Rate Stabilization Program.

(2) UTILITY PLANT SALE AND
LEASEBACK TRANSACTIONS

The Company and Cleveland Electric are co-lessees of 18.26% (150 megawatts) of Beaver Valley Unit 2 and 6.5% (51 megawatts), 45.9% (358 megawatts) and 44.38% (355 megawatts) of Units 1, 2 and 3 of the Mansfield Plant, respectively, all for terms of about 29 1/2 years. These leases are the result of sale and leaseback transactions completed in 1987.
Under these leases, the Company and Cleveland Electric are responsible for paying all taxes, insurance premiums, operation and maintenance expenses and all other similar costs for their interests in the units sold and leased back. They may incur additional costs in connection with capital improvements to the units. The Company and Cleveland Electric have options to buy the interests back at the end of the leases for the fair market value at that time or renew the leases. Additional lease provisions provide other purchase options along with conditions for mandatory termination of the leases (and possible repurchase of the leasehold interests) for events of default. These events include noncompliance with any of several financial covenants discussed in Note 11(d).

As co-lessee with Cleveland Electric, the Company is also obligated for Cleveland Electric's lease payments. If Cleveland Electric is unable to make its payments under the Mansfield Plant leases, the Company would be obligated to make such payments. No such payments have been made on behalf of Cleveland Electric.

In April 1992, nearly all of the outstanding Secured Lease Obligation Bonds (SLOBs) issued by a special purpose corporation in connection with financing the sale and leaseback of Beaver Valley Unit 2 were refinanced through a tender offer and the sale of new bonds having a lower interest rate. As part of the refinancing transaction, the Company paid $43 million as supplemental rent to fund transaction expenses and part of the tender premium. This amount has been deferred and is being amortized over the remaining lease term. The refinancing transaction reduced the annual rental expense for the Beaver Valley Unit 2 lease by $9 million.

Future minimum lease payments under the operating leases at December 31, 1994 are summarized as follows:

                                            For        For
                                            the     Cleveland
                  Year                    Company   Electric
- ----------------------------------------  -------   ---------
                                             (millions of
                                               dollars)
1995                                      $  103     $    63
1996                                         125          63
1997                                         102          63
1998                                         102          63
1999                                         108          70
Later Years                                1,918       1,321
                                          -------   ---------
      Total Future Minimum Lease
        Payments                          $2,458     $ 1,643
                                          -------   ---------

Rental expense is accrued on a straight-line basis over the terms of the leases. The amount recorded in 1994, 1993 and 1992 as annual rental expense for the Mansfield Plant leases was $45 million. The amounts recorded in 1994, 1993 and 1992 as annual rental expense for the Beaver Valley Unit 2 lease were $64 million, $63 million and $66 million, respectively. Amounts charged to expense in excess of the lease payments are classified as Accumulated Deferred Rents in the Balance Sheet.

The Company is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to Cleveland Electric. Revenues recorded for this transaction were $108 million, $103 million and $108 million in 1994, 1993 and 1992, respectively. We anticipate that this sale will continue indefinitely. The future minimum lease payments through the year 2017 associated with Beaver Valley Unit 2 aggregate $1.413 billion.

(3) PROPERTY OWNED WITH OTHER UTILITIES AND INVESTORS

The Company owns, as a tenant in common with other utilities and those investors who are owner-participants in various sale and leaseback transactions (Lessors), certain generating units as listed below. Each owner owns an undivided share in the entire unit. Each owner has the right to a percentage of the generating capability of each unit equal to its ownership share. Each utility owner is obligated to pay for only its respective share of the construction costs and operating expenses. Each Lessor has leased its capacity rights to a utility which is obligated to pay for such Lessor's share of the construction costs and operating expenses. The Company's share of the operating expenses of these generating units is included in the Income Statement. The Balance Sheet classification of Property, Plant and Equipment at December 31, 1994 includes the following facilities owned by the Company as a tenant in common with other utilities and Lessors:

                                     In-                                                Plant      Construction
                                   Service     Ownership     Ownership      Power        in          Work in        Accumulated
        Generating Unit             Date         Share       Megawatts      Source     Service       Progress       Depreciation
- -------------------------------    -------     ---------     ---------     --------    -------     ------------     -----------
                                                                                                (millions of dollars)
Davis-Besse                          1977        48.62%         429        Nuclear     $  642          $  4            $ 179
Perry Unit 1                         1987        19.91          238        Nuclear      1,043             4              197
Beaver Valley Unit 2 and
  Common Facilities (Note 2)         1987         1.65           13        Nuclear        204             3               42
                                                                                       -------          ---            -----
      Total                                                                            $1,889          $ 11            $ 418
                                                                                       -------          ---            -----

(4) CONSTRUCTION AND CONTINGENCIES

(A) CONSTRUCTION PROGRAM

The estimated cost of the Company's construction program for the 1995-1999 period is $303 million, including AFUDC of $15 million and excluding nuclear fuel.

The Clean Air Act requires, among other things, significant reductions in the emission of sulfur dioxide and nitrogen oxides by fossil-fueled generating units. Our strategy provides for compliance primarily through greater use of low-sulfur coal at some of our units and the use of emission allowances. Total capital expenditures from 1991 through 1994 in connection with Clean Air Act compliance amounted to $1 million. The plan will require additional capital expenditures over the 1995-2004 period of approximately $32 million for nitrogen oxide control equipment and plant modifications. In addition, higher fuel and other operation and maintenance expenses may be incurred. The anticipated rate increase associated with the capital expenditures and higher expenses would be less than 2% over the ten-year period.

(B) PERRY UNIT 2

Perry Unit 2, including its share of the facilities common with Perry Unit 1, was approximately 50% complete when construction was suspended in 1985 pending consideration of various options. We wrote off our investment in Perry Unit 2 at December 31, 1993 after we determined that it would not be completed or sold. The write-off totaled $232 million ($167 million after taxes) for the Company's 19.91% ownership share of the unit. See Note 14.

(C) HAZARDOUS WASTE DISPOSAL SITES

The Company is aware of its potential involvement in the cleanup of several hazardous waste disposal sites. The Company has accrued a liability totaling $5 million at December 31, 1994 based on estimates of the costs of cleanup and its proportionate responsibility for such costs. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition or results of operations. See Management's Financial Analysis -- Outlook-Hazardous Waste Disposal Sites.

(5) NUCLEAR OPERATIONS AND CONTINGENCIES

(A) OPERATING NUCLEAR UNITS

The Company's three nuclear units may be impacted by activities or events beyond our control. An extended outage of one of our nuclear units for any reason, coupled with any unfavorable rate treatment, could have a material adverse effect on our financial condition and results of operations. See the discussion of these risks in Management's Financial
Analysis -- Outlook-Nuclear Operations.

(B) NUCLEAR INSURANCE

The Price-Anderson Act limits the public liability of the owners of a nuclear power plant to the amount provided by private insurance and an industry assessment plan. In the event of a nuclear incident at any unit in the United States resulting in losses in excess of the level of private insurance (currently $200 million), the Company's maximum potential assessment under that plan would be $70 million (plus any inflation adjustment) per incident. The assessment is limited to $9 million per year for each nuclear incident. These assessment limits assume the other CAPCO companies contribute their proportionate share of any assessment.

The utility owners and lessees of Davis-Besse, Perry and Beaver Valley also have insurance coverage for damage to property at these sites (including leased fuel and cleanup costs). Coverage amounted to $2.75 billion for each site as of January 1, 1995. Damage to property could exceed the insurance coverage by a substantial amount. If it does, the Company's share of such excess amount could have a material adverse effect on its financial condition and results of operations. Under these policies, the Company can be assessed a maximum of $10 million during a policy year if the reserves available to the insurer are inadequate to pay claims arising out of an accident at any nuclear facility covered by the insurer.
The Company also has extra expense insurance coverage. It includes the incremental cost of any replacement power purchased (over the costs which would have been incurred had the units been operating) and other incidental expenses after the occurrence of certain types of accidents at our nuclear units. The amounts of the coverage are 100% of the estimated extra expense per week during the 52-week period starting 21 weeks after an accident and 80% of such estimate per week for the next 104 weeks. The amount and duration of extra expense could substantially exceed the insurance coverage.

(6) NUCLEAR FUEL

Nuclear fuel is financed for the Company and Cleveland Electric through leases with a special-purpose corporation. At December 31, 1994, $307 million ($125 million for the Company and $182 million for Cleveland Electric) of nuclear fuel was financed ($157 million from intermediate-term notes and $150 million from bank credit arrangements). The intermediate-term notes mature in 1996 and 1997. The Company and Cleveland Electric severally lease their respective portions of the nuclear fuel and are obligated to pay for the fuel as it is consumed in a reactor. The lease rates are based on various intermediate-term note rates, bank rates and commercial paper rates.

The amounts financed include nuclear fuel in the Davis-Besse, Perry Unit 1 and Beaver Valley Unit 2 reactors with remaining lease payments for the Company of $61 million, $34 million and $10 million, respectively, at December 31, 1994. The nuclear fuel amounts financed and capitalized also included interest charges incurred by the lessors amounting to $4 million in 1994 and $6 million in both 1993 and 1992. The estimated future lease amortization payments based on projected consumption are $43 million in 1995, $38 million in 1996, $34 million in 1997, $31 million in 1998 and $27 million in 1999.

(7) REGULATORY MATTERS

The Company is subject to the provisions of SFAS 71. Regulatory assets represent probable future revenues to the Company associated with certain incurred costs, which it will recover from customers through the ratemaking process. Regulatory assets in the Balance Sheet are as follows:

                                                December 31,
                                                -------------
                                                1994     1993
                                                ----     ----
                                                (millions of
                                                  dollars)
Amounts due from customers for future federal
  income taxes                                  $405     $382
Unamortized loss from Beaver Valley Unit 2
  sale                                           101      105
Unamortized loss on reacquired debt               28       32
Pre-phase-in deferrals*                          229      236
Rate Stabilization Program deferrals             150      107
                                                ----     ----
    Total                                       $913     $862
                                                ----     ----

* Represent deferrals of operating expenses and carrying charges for Perry Unit 1 and Beaver Valley Unit 2 in 1987 and 1988 which are being amortized over the lives of the related property.

As of December 31, 1994, customer rates provide for recovery of all the above regulatory assets, except those related to the Rate Stabilization Program discussed below. The remaining recovery periods for all of the regulatory assets listed above range from 17 to 34 years. We continually assess the effects of competition and the changing industry and regulatory environment on operations and the Company's ability to recover the regulatory assets. In the event that we determine that future revenues would not be provided for recovery of any regulatory asset, such asset would be required to be written off. See Management's Financial Analysis -- Outlook-Regulatory Accounting.

The Company will file a request with the PUCO to restructure rates to increase revenues to be effective in 1996 which will include provision for recovery of the Rate Stabilization Program deferrals. We believe that rates will be set at a level consistent with cost-based regulations and will provide revenues to recover the then-current operating costs, return requirements and amortization of all regulatory assets listed above.

The Rate Stabilization Program that the PUCO approved in October 1992 was designed to encourage economic growth in the Company's service area by freezing the Company's base rates until 1996 and limiting subsequent rate increases to specified annual amounts not to exceed $89 million over the 1996-1998 period.

As part of the Rate Stabilization Program, during the 1992-1995 period the Company is allowed to defer and subsequently recover certain costs not currently recovered in rates and to accelerate amortization of certain benefits. The continued use of these regulatory accounting measures will be dependent upon our continuing assess-ment and conclusion that there will be probable recovery of such deferrals in future rates.

The regulatory accounting measures we are eligible to record through December 31, 1995 include the deferral of post-in-service interest carrying charges, depreciation expense and property taxes on assets placed in service after February 29, 1988 and the deferral of operating expenses equivalent to an accumulated excess rent reserve for Beaver Valley Unit 2 (which resulted from the April 1992 refinancing of SLOBs as discussed in Note 2). The cost deferrals recorded in 1994, 1993 and 1992 pursuant to these provisions were $40 million, $39 million and $32 million, respectively. The regulatory accounting measures also provide for the accelerated amortization of certain unrestricted excess deferred tax and unrestricted investment tax credit balances and interim spent fuel storage accrual balances for Davis-Besse. The total amount of such regulatory benefits recognized pursuant to these provisions was $18 million in both 1994 and 1993 and $5 million in 1992.

The Rate Stabilization Program also authorized the Company to defer and subsequently recover the incremental expenses associated with the adoption of the accounting standard for postretirement benefits other than pensions (SFAS
106). In 1994 and 1993, we deferred $2 million and $37 million, respectively, pursuant to this provision. Amortization and recovery of these deferrals are expected to commence in 1996 and to be completed by no later than 2012. See Note 9(b).

In 1993, upon completing a comprehensive study which led to our current strategic plan, we concluded that projected revenues would not provide for recovery of deferrals recorded pursuant to a phase-in plan approved by the PUCO in 1989. Such deferrals were scheduled to be recovered over the 1994 through 1998 period. The total phase-in deferred operating expenses and carrying charges written off at December 31, 1993 by the Company were $55 million and $186 million, respectively (totaling $165 million after taxes). See Note 14. Additionally, based on our assessment of business conditions, we concluded that, once the deferral of expenses and acceleration of benefits under our Rate Stabilization Program are completed in 1995, we should no longer plan to use regulatory accounting measures to the extent we have in the past.

(8) FEDERAL INCOME TAX

The components of federal income tax expense (credit) recorded in the Income Statement were as follows:

                                         1994    1993     1992
                                         ----    -----    ----
                                         (millions of dollars)
Operating Expenses:
  Current                                $18     $  36    $26
  Deferred                                15       (46)     7
                                         ----    -----    ----
    Total Expense (Credit) to Operating
      Expenses                            33       (10)    33
                                         ----    -----    ----
Nonoperating Income:
  Current                                (29 )     (15)   (20 )
  Deferred                                31      (114)    21
                                         ----    -----    ----
    Total Expense (Credit) to
      Nonoperating Income                  2      (129)     1
                                         ----    -----    ----
Total Federal Income Tax Expense
  (Credit)                               $35     $(139)   $34
                                         ----    -----    ----

The deferred federal income tax expense results from the temporary differences that arise from the different years certain expenses are recognized for tax purposes as opposed to financial reporting purposes. Such temporary differences affecting operating expenses relate principally to depreciation and deferred operating expenses whereas those affecting nonoperating income principally relate to deferred carrying charges and the 1993 write-offs.

Federal income tax, computed by multiplying income before taxes by the statutory rate (35% in 1994 and 1993 and 34% in 1992), is reconciled to the amount of federal income tax recorded on the books as follows:

                                         1994    1993     1992
                                         ----    -----    ----
                                         (millions of dollars)
Book Income (Loss) Before Federal
  Income Tax                             $117    $(428)   $105
                                         ----    -----    ----
Tax (Credit) on Book Income (Loss) at
  Statutory Rate                         $ 41    $(150)   $ 36
Increase (Decrease) in Tax:
    Write-off of Perry Unit 2              --       16      --
    Write-off of phase-in deferrals        --        8      --
    Depreciation                           (3)     (12)     (6)
    Rate Stabilization Program             (9)     (10)     (2)
    Sale and leaseback transactions and
     amortization                           5        5       5
    Other items                             1        4       1
                                         ----    -----    ----
Total Federal Income Tax Expense
  (Credit)                               $ 35    $(139)   $ 34
                                         ----    -----    ----

The Company joins in the filing of a consolidated federal income tax return with its affiliated companies. The method of tax allocation reflects the benefits and burdens realized by each company's participation in the consolidated tax return, approximating a separate return result for each company.

For tax reporting purposes, the Perry Unit 2 abandonment was recognized in 1994 and resulted in a $120 million loss with a corresponding $42 million reduction in federal income tax liability. Because of the alternative minimum tax (AMT), $24 million of the $42 million was realized in 1994. The remaining $18 million will not be realized until 1999.

In August 1993, the Revenue Reconciliation Act of 1993 was enacted. Retroactive to January 1, 1993, the top marginal corporate income tax rate increased to 35%. The change in tax rate did not materially impact the results of operations for 1993, but increased Accumulated Deferred Federal Income Taxes for the future tax obligation by approximately $29 million. Since the PUCO has historically permitted recovery of such taxes from customers when they become payable, the deferred charge, Amounts Due from Customers for Future Federal Income Taxes, also was increased by $29 million.
Under SFAS 109, temporary differences and carryforwards resulted in deferred tax assets of $178 million and deferred tax liabilities of $719 million at December 31, 1994 and deferred tax assets of $178 million and deferred tax liabilities of $649 million at December 31, 1993. These are summarized as follows:

                                                December 31,
                                                -------------
                                                1994     1993
                                                ----     ----
                                                (millions of
                                                  dollars)
Property, plant and equipment                   $606     $534
Deferred carrying charges and operating           83       79
  expenses
Net operating loss carryforwards                 (54)     (39)
Investment tax credits                           (51)     (55)
Sale and leaseback transactions                   (3)      --
Other                                            (40)     (48)
                                                ----     ----
    Net deferred tax liability                  $541     $471
                                                ----     ----

For tax purposes, net operating loss (NOL) carryforwards of approximately $154 million are available to reduce future taxable income and will expire in 2003 through 2009. The 35% tax effect of the NOLs is $54 million. Additionally, AMT credits of $69 million that may be carried forward indefinitely are available to reduce future regular tax.
(9) RETIREMENT BENEFITS
(A) RETIREMENT INCOME PLAN

Centerior Energy sponsors jointly with its subsidiaries a noncontributing pension plan (Centerior Pension Plan) which covers all employee groups. The amount of retirement benefits generally depends upon the length of service. Under certain circumstances, benefits can begin as early as age 55. The funding policy is to comply with the Employee Retirement Income Security Act of 1974 guidelines.

In 1993, eligible employees were offered the VTP, an early retirement program. Operating expenses for Centerior Energy and its subsidiaries in 1993 included $205 million of pension plan accruals to cover enhanced VTP benefits and an additional $10 million of pension costs for VTP benefits paid to retirees from corporate funds. The $10 million is not included in the pension data reported in the following table. A credit of $81 million resulting from a settlement of pension obligations through lump sum payments to almost all the VTP retirees partially offset the VTP expenses.

Pension and VTP costs (credits) for Centerior Energy and its subsidiaries for 1992 through 1994 were comprised of the following components:

                                          1994    1993    1992
                                          ----    ----    ----
                                              (millions of
                                                dollars)
Pension Costs (Credits):
  Service cost for benefits earned
    during the
    period                                $ 13    $ 15    $ 15
  Interest cost on projected benefit
    obligation                              26      37      38
  Actual return on plan assets              (2)    (65)    (24)
  Net amortization and deferral            (34)      4     (45)
                                          ----    ----    ----
    Net pension costs (credits)              3      (9)    (16)
VTP cost                                    --     205      --
Settlement gain                             --     (81)     --
                                          ----    ----    ----
    Net costs (credits)                   $  3    $115    $(16)
                                          ----    ----    ----

Pension and VTP costs (credits) for the Company and its pro rata share of the Service Company's costs were $1 million and $53 million for 1994 and 1993, respectively. The costs for 1992 were negligible.

The following table presents a reconciliation of the funded status of the Centerior Pension Plan. The Company's share of the Centerior Pension Plan's total projected benefit obligation approximates 30%.

                                                December 31,
                                                -------------
                                                1994     1993
                                                ----     ----
                                                (millions of
                                                  dollars)
Actuarial present value of benefit
  obligations:
  Vested benefits                               $278     $333
  Nonvested benefits                               2       37
                                                ----     ----
    Accumulated benefit obligation               280      370
  Effect of future compensation levels            37       53
                                                ----     ----
    Total projected benefit obligation           317      423
Plan assets at fair market value                 362      386
                                                ----     ----
    Funded status                                 45      (37)
Unrecognized net loss (gain) from variance
  between assumptions and experience             (79)      11
Unrecognized prior service cost                   10       10
Transition asset at January 1, 1987 being
  amortized over 19 years                        (39)     (43)
                                                ----     ----
    Net accrued pension liability               $(63)    $(59)
                                                ----     ----

A September 30, 1994 measurement date was used for 1994 reporting. At December 31, 1994, the settlement (discount) rate and long-term rate of return on plan assets assumptions were 8.5% and 10%, respectively. The long-term rate of annual compensation increase assumption was 3.5% for 1995 and 1996 and 4% thereafter. At December 31, 1993, the settlement rate and long-term rate of return on plan assets assumptions were 7.25% and 8.75%, respectively. The long-term rate of annual compensation increase assumption was 4.25%. At December 31, 1994 and 1993, the Company's net accrued pension liability included in Retirement Benefits in the

Balance Sheet was $66 million and $65 million, respectively.

Plan assets consist primarily of investments in common stock, bonds, guaranteed investment contracts, cash equivalent securities and real estate.

(B) OTHER POSTRETIREMENT BENEFITS

Centerior Energy sponsors jointly with its subsidiaries a postretirement benefit plan which provides all employee groups certain health care, death and other postretirement benefits other than pensions. The plan is contributory, with retiree contributions adjusted annually. The plan is not funded. The Company adopted SFAS 106, the accounting standard for postretirement benefits other than pensions, effective January 1, 1993. The standard requires the accrual of the expected costs of such benefits during the employees' years of service. Prior to 1993, the costs of these benefits were expensed as paid, which was consistent with ratemaking practices.

The components of the total postretirement benefit costs for 1994 and 1993 were as follows:

                                                  1994   1993
                                                  ----   ----
                                                   (millions
                                                  of dollars)
Service cost for benefits earned during the
  period                                          $ 1    $ 1
Interest cost on accumulated postretirement
  benefit obligation                                7      6
Amortization of transition obligation at January
  1, 1993 of $63 million over 20 years              3      3
VTP curtailment cost (includes $6 million
  transition obligation adjustment)                --     32
                                                  ----   ----
  Total costs                                     $11    $42
                                                  ----   ----

These amounts included costs for the Company and its pro rata share of the Service Company's costs.

In 1994 and 1993, the Company deferred incremental SFAS 106 expenses (in excess of the amounts paid) of $2 million and $37 million, respectively, pursuant to a provision of the Rate Stabilization Program. See Note 7.

The accumulated postretirement benefit obligation and accrued postretirement benefit cost for the Company and its share of the Service Company's obligation are as follows:

                                                December 31,
                                                -------------
                                                1994     1993
                                                ----     ----
                                                (millions of
                                                  dollars)
Accumulated postretirement benefit obligation
  attributable to:
  Retired participants                          $(79)    $(88)
  Other active plan participants                  (7)      (9)
                                                ----     ----
    Accumulated postretirement benefit
      obligation                                 (86)     (97)
Unrecognized net loss (gain) from variance
  between assumptions and experience              (7)       5
Unamortized transition obligation                 51       54
                                                ----     ----
    Accrued postretirement benefit cost         $(42)    $(38)
                                                ----     ----

The Balance Sheet classification of Retirement Benefits at December 31, 1994 and 1993 includes only the Company's accrued postretirement benefit cost of $37 million and $33 million, respectively, and excludes the Service Company's portion since the Service Company's total accrued cost is carried on its books.

A September 30, 1994 measurement date was used for 1994 reporting. At December 31, 1994 and 1993, the settlement rate and the long-term rate of annual compensation increase assumptions were the same as those discussed for pension reporting in Note 9(a). At December 31, 1994, the assumed annual health care cost trend rates (applicable to gross eligible charges) are 8.5% for medical and 8% for dental in 1995. Both rates reduce gradually to a fixed rate of 4.75% by 2003. Elements of the obligation affected by contribution caps are significantly less sensitive to the health care cost trend rate than other elements. If the assumed health care cost trend rates were increased by one percentage point in each future year, the accumulated postretirement benefit obligation as of December 31, 1994 would increase by $3 million and the aggregate of the service and interest cost components of the annual postretirement benefit cost would increase by $0.3 million.

(10) GUARANTEES

The Company has guaranteed certain loan and lease obligations of a coal supplier under a long-term coal supply contract. At December 31, 1994, the principal amount of the loan and lease obligations guaranteed by the Company was $17 million. The prices under the contract which includes certain minimum payments are sufficient to satisfy the loan and lease obligations and mine closing costs over the life of the contract. If the contract is terminated early for any reason, the Company would attempt to reduce the termination charges and would ask the PUCO to allow recovery of such charges from customers through the fuel factor.

(11) CAPITALIZATION

(A) CAPITAL STOCK TRANSACTIONS

Preferred stock shares retired during the three years ended December 31, 1994 are listed in the following table.

                                        1994     1993     1992
                                        ----     ----     ----
                                        (thousands of shares)
Subject to Mandatory Redemption:
  $100 par $11.00                         --       --      (25)
            9.375                        (17)     (17)     (17)
    25 par   2.81                       (800)    (800)      --
                                        ----     ----     ----
      Total                             (817)    (817)     (42)
                                        ----     ----     ----

(B) EQUITY DISTRIBUTION RESTRICTIONS

Federal law prohibits the Company from paying dividends out of capital accounts. However, the Company may pay dividends out of appropriated retained earnings and current earnings. At December 31, 1994, the Company had $104 million of appropriated retained earnings for the payment of preferred stock dividends. The Company is prohibited from paying a common stock dividend by a provision in its mortgage that essentially requires such dividends to be paid out of the total balance of retained earnings, which currently is a deficit.

(C) PREFERRED AND PREFERENCE STOCK

Amounts to be paid for preferred stock which must be redeemed during the next five years are $11 million in 1995 and $2 million in each year 1996 through 1999.

The annual preferred stock mandatory redemption provisions are as follows:

                                    Shares                Price
                                    To Be     Beginning    Per
                                   Redeemed      in       Share
                                   --------   ---------   -----
$100 par $9.375                     16,650       1985     $100
  25 par  2.81                     400,000       1993       25

The annualized preferred dividend requirement at December 31, 1994 was $19 million.

The preferred dividend rates on the Company's Series A and B fluctuate based on prevailing interest rates and market conditions. The dividend rates for these issues averaged 7.66% and 8.44%, respectively, in 1994.

Preference stock authorized for the Company is 5,000,000 shares with a $25 par value. No preference shares are currently outstanding.

With respect to dividend and liquidation rights, the Company's preferred stock is prior to its preference stock and common stock, and its preference stock is prior to its common stock.

(D) LONG-TERM DEBT AND OTHER
    BORROWING ARRANGEMENTS

Long-term debt, less current maturities, was as follows:

                                     Actual
                                   or Average
                                    Interest
                                    Rate at       December 31,
                                  December 31,   ---------------
        Year of Maturity              1994        1994     1993
- --------------------------------  ------------   ------   ------
                                                  (millions of
                                                    dollars)
First mortgage bonds:
  1997                                6.125%     $   31   $   31
  1998                               10.00            1        1
  1999                                7.25          100      100
  2000-2004                           7.85          207      207
  2010-2014                           3.85           31       31
  2015-2019                           8.00           67       67
  2020-2023                           7.74          148      148
                                                 ------   ------
                                                    585      585
Secured medium term notes due
  1996-2021                           8.44          250      250
Term bank loans due 1996              9.08           62      109
Notes due 1996-1997                   9.49           25       43
Debentures due 2002                   8.70          135      135
Pollution control notes due
  1996-2015                          12.11           99      105
Other -- net                         --              (2)      (2)
                                                 ------   ------
    Total Long-Term Debt                         $1,154   $1,225
                                                 ------   ------

Long-term debt matures during the next five years as follows: $71 million in 1995, $91 million in 1996, $40 million in 1997, $39 million in 1998 and $119 million in 1999.

The Company issued $141 million aggregate principal amount of secured medium-term notes in 1992 and 1993. The notes are secured by first mortgage bonds.

The Company's mortgage constitutes a direct first lien on substantially all property owned and franchises held by the Company. Excluded from the lien, among other things, are cash, securities, accounts receivable, fuel, supplies and automotive equipment.

Certain unsecured loan agreements of the Company contain covenants relating to capitalization ratios, fixed charge coverage ratios and limitations on secured financing other than through first mortgage bonds or certain other transactions. Two reimbursement agreements relating to separate letters of credit issued in connection with the sale and leaseback of Beaver Valley Unit 2 contain several financial covenants affecting the Company, Cleveland Electric and Centerior Energy. Among these are covenants relating to fixed charge coverage ratios and capitalization ratios. The write-offs recorded at December 31, 1993 caused the Company, Cleveland Electric and Centerior Energy to violate certain covenants contained in the two reimbursement agreements. The affected creditors waived those violations in exchange for a subordinate mortgage security interest on the properties of the Company and Cleveland Electric. The Company provided the same security interest to certain other creditors because their agreements require equal treatment. At December 31, 1994, the Company provided subordinate mortgage collateral for $152 million of unsecured debt, $228 million of bank letters of credit and a $205 million revolving credit facility. The bank letters of credit are joint and several obligations of the Company and Cleveland Electric and the revolving credit facility is an obligation of Centerior Energy that is jointly and severally guaranteed by the Company and Cleveland Electric.

(12) SHORT-TERM BORROWING ARRANGEMENTS

Centerior Energy has a $205 million revolving credit facility through May 1996. Centerior Energy and the Service Company may borrow under the facility, with all borrowings jointly and severally guaranteed by the Company and Cleveland Electric. Centerior Energy plans to transfer any of its borrowed funds to the Company and Cleveland Electric. The facility agreement as amended provides the participating banks with a subordinate mortgage security interest on the properties of the Company and Cleveland Electric. The banks' fee is 0.625% per annum payable quarterly in addition to interest on any borrowings. There were no borrowings under the facility at December 31, 1994. The facility agreement contains covenants relating to capitalization and fixed charge coverage ratios for the Company, Cleveland Electric and Centerior Energy.
Short-term borrowing capacity authorized by the PUCO annually is $150 million for the Company. The Company and Cleveland Electric are authorized by the PUCO to borrow from each other on a short-term basis.

(13) FINANCIAL INSTRUMENTS
Except for the Nuclear Plant Decommissioning Trusts at December 31 1994, as discussed below, the estimated fair values at December 31, 1994 and 1993 of financial instruments that do not approximate their carrying amounts in the Balance Sheet are as follows:

                                           December 31,
                                ----------------------------------
                                      1994              1993
                                ----------------  ----------------
                                Carrying   Fair   Carrying   Fair
                                 Amount   Value    Amount   Value
                                --------  ------  --------  ------
                                      (millions of dollars)
Assets:
  Nuclear Plant Decommissioning
    Trusts                       $   38   $   38   $   26   $   27
Capitalization and Liabilities:
  Preferred Stock, with
    Mandatory Redemption
    Provisions (including
    current portion)                 18       19       40       42
  Long-Term Debt (including
    current portion)              1,227    1,116    1,271    1,314

The Nuclear Plant Decommissioning Trusts at December 31, 1994 included $21 million of federal governmental securities and $14 million of municipal securities. The securities had the following maturities: $9 million due within one year; $7 million due in one to five years; $7 million due in six to 10 years; and $12 million due after 10 years. The fair value of these trusts is estimated based on the quoted market prices for the investment securities. As a result of adopting the new accounting standard for certain investments in debt and equity securities, SFAS 115, in 1994, the carrying amount of these trusts is equal to the fair value. The fair value of the Company's preferred stock, with mandatory redemption provisions, and long-term debt is estimated based on the quoted market prices for the respective or similar issues or on the basis of the discounted value of future cash flows. The discounted value used current dividend or interest rates (or other appropriate rates) for similar issues and loans with the same remaining maturities.

The estimated fair values of all other financial instruments approximate their carrying amounts in the Balance Sheet at December 31, 1994 and 1993 because of their short-term nature.

(14) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 1994.

                                        Quarters Ended
                           ----------------------------------------
                           March 31,  June 30,  Sept. 30,  Dec. 31,
                           ---------  --------  ---------  --------
                                    (millions of dollars)
1994
  Operating Revenues         $ 217      $216      $ 227      $204
  Operating Income              43        43         53        40
  Net Income                    19        20         29        15
  Earnings Available for
    Common Stock                13        14         24        11
1993
  Operating Revenues         $ 215      $210      $ 239      $207
  Operating Income (Loss)       39        42         17       (10)
  Net Income (Loss)             18        20         (5)     (323)
  Earnings (Loss)
    Available for Common
    Stock                       12        14        (10)     (328)

Earnings for the quarter ended September 30, 1993 were decreased by $35 million as a result of the recording of $54 million of VTP pension-related benefits.

Earnings for the quarter ended December 31, 1993 were decreased as a result of year-end adjustments for the $232 million write-off of Perry Unit 2 (see Note 4(b)), the $241 million write-off of the phase-in deferrals (see Note 7) and $19 million of other charges. These adjustments decreased quarterly earnings by $345 million.

(15) PENDING MERGER OF THE COMPANY INTO CLEVELAND ELECTRIC

In March 1994, Centerior Energy announced a plan to merge the Company into Cleveland Electric. Since the Company and Cleveland Electric affiliated in 1986, efforts have been made to consolidate operations and administration as much as possible to achieve maximum cost savings. Various aspects of the merger are subject to the approval of the FERC and other regulatory authorities. The PUCO and the Pennsylvania Public Utility Commission have approved the merger. In addition, the merger must be approved by share owners of the Company's preferred stock. Share owners of Cleveland Electric's preferred stock must approve the authorization of additional shares of preferred stock. When the merger becomes effective, share owners of the Company's preferred stock will exchange their shares for preferred stock shares of Cleveland Electric having substantially the same terms. Debt holders of the merging companies will become debt holders of Cleveland Electric. The merging companies plan to seek preferred stock share owner approval in mid-1995. The merger is expected to be effective in 1995.

For the merging companies, the combined pro forma operating revenues were $2.422 billion, $2.475 billion and $2.439 billion and the combined pro forma net income
(loss) was $268 million, $(876) million and $276 million for the years 1994, 1993 and 1992, respectively. The pro forma data is based on accounting for the merger on a method similar to a pooling of interests. The pro forma data is not necessarily indicative of the results of operations which would have been reported had the merger been in effect during those years or which may be reported in the future. The pro forma data should be read in conjunction with the audited financial statements of both the Company and Cleveland Electric.

Report of Independent
Public Accountants

To the Share Owners and
Board of Directors of
The Toledo Edison Company:

We have audited the accompanying balance sheet and statement of preferred stock of The Toledo Edison Company (a wholly owned subsidiary of Centerior Energy Corporation) as of December 31, 1994 and 1993, and the related statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Toledo Edison Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed further in Note 9, a change was made in the method of accounting for postretirement benefits other than pensions in 1993.

Arthur Andersen LLP

Cleveland, Ohio
February 17, 1995

                              INDEX TO APPENDICES
APPENDIX I -- AGREEMENT OF MERGER
              EXHIBIT A -- CERTIFICATE OF MERGER
              EXHIBIT B -- PROPOSED AMENDED ARTICLES OF CLEVELAND ELECTRIC

APPENDIX II -- STATUTORY DISSENTERS' RIGHTS

                                                                      APPENDIX I

                              AGREEMENT OF MERGER

                                 BY AND BETWEEN

                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                      AND

                           THE TOLEDO EDISON COMPANY

                           DATED AS OF APRIL 12, 1994

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
ARTICLE I         THE MERGER...........................................................  I-3
     Section 1.1  The Merger...........................................................  I-3
     Section 1.2  Effective Time of the Merger.........................................  I-3
     Section 1.3  Amended Articles of Incorporation....................................  I-3
     Section 1.4  Regulations..........................................................  I-3
ARTICLE II        CONVERSION OF SHARES.................................................  I-3
     Section 2.1  Effect of Merger on CEI Shares.......................................  I-3
     Section 2.2  Conversion of TE Shares in the Merger................................  I-4
     Section 2.3  Surviving Corporation to Make Certificates Available.................  I-5
     Section 2.4  Dividends............................................................  I-5
     Section 2.5  Closing of TE Transfer Books.........................................  I-5
     Section 2.6  Dissenting Shares....................................................  I-5
ARTICLE III       THE CLOSING..........................................................  I-6
     Section 3.1  Closing..............................................................  I-6
ARTICLE IV        ADDITIONAL AGREEMENTS................................................  I-6
     Section 4.1  Joint Proxy Statement and Registration Statement.....................  I-6
     Section 4.2  Approvals and Consents...............................................  I-7
     Section 4.3  Approval of TE Preferred Stockholders; Approval of CEI Preferred
                  Stockholders.........................................................  I-7
     Section 4.4  Public Announcements.................................................  I-8
     Section 4.5  Employee Benefits and Related Matters; Certain Employee Agreements...  I-8
     Section 4.6  Expenses.............................................................  I-8
ARTICLE V         CONDITIONS...........................................................  I-8
     Section 5.1  Conditions to Each Party's Obligation to Effect the Merger...........  I-8
     Section 5.2  Conditions to Obligation of TE to Effect the Merger..................  I-8
     Section 5.3  Conditions to Obligations of CEI to Effect the Merger................  I-9
ARTICLE VI        TERMINATION, AMENDMENT AND WAIVER....................................  I-9
     Section 6.1  Termination..........................................................  I-9
     Section 6.2  Effect of Termination................................................  I-10
     Section 6.3  Amendment............................................................  I-10
     Section 6.4  Waiver...............................................................  I-10
ARTICLE VII       GENERAL PROVISIONS...................................................  I-10
     Section 7.1  Non-Survival of Agreements...........................................  I-10
     Section 7.2  Brokers..............................................................  I-10
     Section 7.3  Notices..............................................................  I-10
     Section 7.4  Miscellaneous........................................................  I-11
     Section 7.5  Interpretation.......................................................  I-11
     Section 7.6  Counterparts; Effect.................................................  I-11
     Section 7.7  Parties in Interest..................................................  I-11
Appendix I -- Glossary of Defined Terms................................................  I-12
Exhibit A -- Certificate of Merger.....................................................   A-1
Exhibit B -- Proposed Amended Articles of Incorporation of Surviving Corporation.......   B-1

                              AGREEMENT OF MERGER

     AGREEMENT OF MERGER, dated as of April 12, 1994, (this "Agreement"), by and between The Cleveland Electric Illuminating Company, an Ohio corporation ("CEI"), and The Toledo Edison Company, an Ohio corporation ("TE"). CEI and TE are each wholly owned subsidiaries of Centerior Energy Corporation, an Ohio corporation ("CEC").

                                    RECITALS

     The parties desire that TE be merged with and into CEI upon the terms and conditions contained herein. The boards of directors of each of CEI, TE and CEC deem the merger advisable and in the best interests of each of CEI, TE and CEC, the boards of directors of each of CEI, TE and CEC have adopted resolutions approving this Agreement and the transactions contemplated hereby, the board of directors of TE has directed that this Agreement be submitted for consideration at a meeting of the preferred shareholders of TE, and the board of directors of CEI has directed that the Amended Articles of Incorporation of Surviving Corporation, as set forth in Exhibit B hereto, be submitted for consideration at a meeting of the preferred shareholders of CEI.

     Unless the context shall otherwise require, capitalized terms used herein shall have the meanings assigned thereto in Appendix I hereto.

     In consideration of the mutual premises and the covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, TE shall be merged with and into CEI (the "Merger"). The separate existence and corporate organization of TE shall thereupon cease and CEI and TE shall thereupon be a single corporation. CEI shall be the surviving corporation in the Merger (the "Surviving Corporation") and shall continue its existence under the provisions of the Ohio General Corporation Law (the "OGCL").

     Section 1.2 Effective Time of the Merger. On the Closing Date (as defined in Section 3.1 hereof), a certificate of merger substantially in the form of Exhibit A (the "Certificate of Merger") shall be executed by CEI and TE and shall be filed with the Secretary of State of the State of Ohio. The Merger shall become effective at such time as the Certificate of Merger is filed with the Secretary of State of the State of Ohio, such time being herein called the "Effective Time."

     Section 1.3 Amended Articles of Incorporation. The Amended Articles of Incorporation of CEI as in effect immediately prior to the Effective Time shall be replaced by the proposed Amended Articles of Incorporation of the Surviving Corporation, as set forth in Exhibit B hereto, from and after the Effective Time until amended as provided by law.

     Section 1.4 Regulations. Regulations of CEI as in effect immediately prior to the Effective Time shall be and remain the Regulations of the Surviving Corporation from and after the Effective Time until amended as provided by law.

                                   ARTICLE II

                              CONVERSION OF SHARES

     Section 2.1 Effect of Merger on CEI Shares. At the Effective Time, each share of CEI Common Stock without par value (the "CEI Common Stock"), issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding as one share of common stock, without par value (the "Surviving Corporation Common Stock"), of the Surviving Corporation.

     At the Effective Time, each share of CEI Serial Preferred Stock without par value (the "CEI Preferred Stock") issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding as one share of preferred stock without par value (the "Surviving Corporation Preferred Stock") of the Surviving Corporation, with the same express terms as were applicable to each such share prior to the Effective Time.

     Section 2.2 Conversion of TE Shares in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any share of capital stock of TE:

          (a) each share of Common Stock, $5.00 par value (the "TE Common Stock") of TE, issued and outstanding shall be converted into one one-hundredth of one share (.01) of Surviving Corporation Common Stock;

          (b) each share of Cumulative Preferred Stock with par value of one hundred dollars ($100) per share (the "TE $100 Preferred Stock") of TE, of each of the respective series indicated below, issued and outstanding shall be converted into one share of Surviving Corporation Preferred Stock of the respective series indicated below (series references to the series of Surviving Corporation Preferred Stock refer to the series set forth in Exhibit B hereto):

             (i) 4 1/4% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $4.25 Series U;

             (ii) 4.56% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $4.56 Series V;

             (iii) 4.25% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $4.25 Series W;

             (iv) 8.32% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $8.32 Series X;

             (v) 7.76% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $7.76 Series Y;

             (vi) 7.80% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $7.80 Series Z;

             (vii) 10% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $10.00 Series AA;

             (viii) 9 3/8% Cumulative Preferred Stock ($100 par value) series into Serial Preferred Stock, $9.375 Series BB;

          (c) each share of Cumulative Preferred Stock of the par value of twenty-five dollars ($25) per share (the "TE $25 Preferred Stock") of TE, of each of the respective series indicated below, issued and outstanding shall be converted into one-fourth of a share of Surviving Corporation Preferred Stock of the respective series indicated below (series references to the series of Surviving Corporation Preferred Stock refer to the series set forth in Exhibit B hereto):

             (i) 8.84% Cumulative Preferred Stock ($25 par value) series into Serial Preferred Stock, $8.84 Series CC;

             (ii) $2.365 Cumulative Preferred Stock ($25 par value) series into Serial Preferred Stock, $9.46 Series DD;

             (iii) Adjustable Rate Preferred Stock, Series A ($25 par value) into Serial Preferred Stock, Adjustable Rate Series EE;

             (iv) Adjustable Rate Preferred Stock, Series B ($25 par value) into Serial Preferred Stock, Adjustable Rate Series FF; and

             (v) $2.81 Cumulative Preferred Stock ($25 par value) series into Serial Preferred Stock, $11.24 Series GG.

          (d) The TE $100 Preferred Stock and the TE $25 Preferred Stock are sometimes collectively referred to herein as the "TE Preferred Stock."

     Section 2.3 Surviving Corporation to Make Certificates Available. (a) As soon as practicable after the Effective Time, each holder of shares of TE Preferred Stock converted into shares of Surviving Corporation Preferred Stock pursuant to Section 2.2(b) or 2.2(c), upon surrender to the Exchange Agent of one or more certificates for such shares of TE Preferred Stock will be entitled to receive a certificate representing that number of shares of Surviving Corporation Preferred Stock of the series as set forth in Section 2.2(b) or 2.2(c) to be issued in respect of the aggregate number of such shares of TE Preferred Stock previously represented by the stock certificates surrendered. Notwithstanding any other provision hereof, no fractional shares of Surviving Corporation Preferred Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued, and no right to receive cash in lieu thereof shall entitle the holder thereof to any voting or other rights of a holder of fractional share interests. If a stockholder would otherwise be entitled to a fractional share, such stockholder shall be entitled, after the later of the Effective Time and the surrender of such stockholder's Certificate or Certificates which represent such shares of TE Preferred Stock, to receive from the Surviving Corporation an amount in cash in lieu of such fractional share, based on the fair market value thereof as of the Effective Time. The Surviving Corporation will make available to the Exchange Agent, as required, cash necessary for this purpose. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of TE Preferred Stock for any Surviving Corporation Preferred Stock or dividends thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (b) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates that immediately prior to the Effective Time represented outstanding shares of TE Preferred Stock (the "Certificates") (i) a form letter of transmittal (which shall specify that delivery shall be effective, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates.

     (c) The cash paid and shares of Surviving Corporation Preferred Stock issued upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such shares of TE Preferred Stock.

     (d) Any Surviving Corporation Preferred Stock certificates delivered or made available to the Exchange Agent pursuant to this Section 2.3 and not exchanged for Certificates within one year after the Effective Time pursuant to this Section 2.3 shall be returned by the Exchange Agent to the Surviving Corporation which shall thereafter act as Exchange Agent subject to the rights of holders of unsurrendered Certificates under this Article II. Notwithstanding the foregoing, neither CEI, TE, the Surviving Corporation, the Exchange Agent nor any other party hereto shall be liable to a holder of TE Preferred Stock for any Surviving Corporation Preferred Stock, or dividends or distributions thereon, delivered to a public official pursuant to any applicable abandoned property, escheat, or similar law.

     Section 2.4 Dividends. After the Effective Time and pending the surrender and exchange of shares of TE Preferred Stock for shares of Surviving Corporation Preferred Stock pursuant to Section 2.3, each Certificate or Certificates shall be deemed for all corporate purposes, including the payment of dividends, to evidence the number of whole shares of Surviving Corporation Preferred Stock into which such shares of TE Preferred Stock shall have been converted by the Merger.

     Section 2.5. Closing of TE Transfer Books. At the Effective Time the Preferred Stock transfer books of TE shall be closed and no transfer of TE Preferred Stock shall thereafter be made. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for certificates representing whole shares of Surviving Corporation Preferred Stock and cash as provided in this Article II.

     Section 2.6 Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, in the event appraisal rights are available to holders of TE Preferred Stock or to holders of CEI Preferred Stock pursuant to the OGCL, any Shares held by a person who objects to the proposal to adopt this Agreement (in the case of TE) or who objects to the proposal to adopt the Amended Articles of Incorporation of the Surviving Corporation (in the case of CEI), whose Shares either were not entitled to vote or were not voted in favor of the proposal to adopt this Agreement (in the case of TE) or the proposal to adopt the Amended Articles of Incorporation of the Surviving Corporation (in the case of CEI) and who complies with all of the provisions of the OGCL concerning the rights of such person to dissent from such proposals and to require appraisal of such person's Shares ("Dissenting Shares") shall not be converted pursuant to Section 2.2, or remain outstanding pursuant to Section 2.1, but shall become the right to receive such consideration as may be determined to be due to the holder of such Dissenting Shares pursuant to the OGCL, including, if applicable, any costs determined to be payable by the Surviving Corporation to the holders of Dissenting Shares in accordance with the OGCL; provided, however, that each Dissenting Share held by a person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to the OGCL, shall be deemed to be converted (or to remain outstanding, as the case may be) as of the Effective Time, as set forth in Section 2.2 or Section 2.1, for whole shares of the same class and series and cash for any fractional share, without any interest thereon.

                                  ARTICLE III

                                  THE CLOSING

     Section 3.1 Closing. The closing (the "Closing") of the Merger shall take place at the offices of CEC, 6200 Oak Tree Boulevard, Independence, Ohio 44131 at 10:00 A.M., local time, on the second business day immediately following the date on which the last of the conditions set forth in Article V hereof is fulfilled or waived, or at such other time and date and place as TE, CEC and CEI shall mutually agree (the "Closing Date").

                                   ARTICLE IV

                             ADDITIONAL AGREEMENTS

     Section 4.1 Joint Proxy Statement and Registration Statement. (a) CEI and TE will prepare and file with the SEC as soon as reasonably practicable after the date hereof (i) a Registration Statement on Form S-4 to be filed under the Securities Act by CEI in connection with the Merger for purposes of registering the shares of Surviving Corporation Preferred Stock to be issued in the Merger pursuant to Article II hereof (the "Registration Statement") and (ii) a joint proxy statement to be filed under the Exchange Act by CEI and TE and to be distributed by CEI and TE, respectively, in connection with the CEI Stockholders' Approval and the TE Stockholders' Approval (the "Joint Proxy Statement" and, together with the Registration Statement, the "Joint Proxy Statement and Registration Statement"). CEI and TE shall use reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing. CEI and TE shall also take such action as may be reasonably required to cause the shares of Surviving Corporation Preferred Stock issuable pursuant to the Merger to be registered or to obtain an exemption from registration under applicable state "blue sky" or securities laws; provided, however, that neither CEI nor TE shall be required to register or qualify as a foreign corporation or to take other action which would subject it to service of process in any jurisdiction where it is not presently so subject. CEI will furnish to TE and TE shall furnish to CEI all information concerning itself as each such other party or its counsel may reasonably request and which is required or customary for inclusion in the Joint Proxy Statement and Registration Statement. CEI shall use reasonable efforts to cause the shares of Surviving Corporation Preferred Stock issuable in the Merger upon conversion of TE Preferred Stock to be listed on the New York Stock Exchange, with respect to those series of Surviving Corporation Preferred Stock issued upon conversion of a series of TE Preferred Stock that was listed on a stock exchange.

     (b) CEI covenants to TE that the Joint Proxy Statement and Registration Statement (i) will comply in all material respects with the applicable provisions of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder and (ii) will not at the respective times such documents are filed with the SEC, and, in the case of the Joint Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Joint Proxy Statement and any amendments thereof or supplements thereto, and at the time of the meetings of stockholders of CEI and TE to be held in connection with the transactions contemplated by this Agreement, and, in the case of the Registration Statement and any amendment thereof or any supplement thereto, at all times after it becomes effective under the Securities Act and until the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or necessary to correct any statement in any earlier filing with the SEC of such Joint Proxy Statement and Registration Statement or any amendment thereof or any supplement thereto or any earlier communication (including the Joint Proxy Statement and Registration Statement) to stockholders of CEI or TE with respect to the transactions contemplated by this Agreement; provided, that no covenant or agreement is made by CEI with respect to information supplied by TE for inclusion in the Joint Proxy Statement and Registration Statement.

     (c) TE covenants to CEI that the Joint Proxy Statement and Registration Statement (i) will comply in all material respects with the applicable provisions of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder and (ii) will not at the respective times such documents are filed with the SEC, and, in the case of the Joint Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Joint Proxy Statement and any amendments thereof or supplements thereto, and at the time of the meetings of stockholders of CEI and TE to be held in connection with the transactions contemplated by this Agreement, and, in the case of the Registration Statement and any amendment thereof or any supplement thereto, at all times after it becomes effective under the Securities Act and until the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or necessary to correct any statement in any earlier filing with the SEC of such Joint Proxy Statement and Registration Statement or any amendment thereof or any supplement thereto or any earlier communication (including the Joint Proxy Statement and Registration Statement) to stockholders of CEI or TE with respect to the transactions contemplated by this Agreement; provided, that no covenant or agreement is made by TE with respect to information supplied by CEI for inclusion in the Joint Proxy Statement and Registration Statement.

     Section 4.2 Approvals and Consents. CEI and TE each shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to use commercially reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary or advisable to consummate the transactions contemplated by this Agreement, including, without limitation, the CEI Required Statutory Approvals and the TE Required Statutory Approvals.

     Section 4.3 Approval of TE Preferred Stockholders; Approval of CEI Preferred Stockholders. (a) TE shall as soon as reasonably practicable (i) take all steps necessary duly to call, give notice of, convene and hold a special meeting of holders of TE Preferred Stock (the "TE Special Meeting") (A) for the purpose of adopting this Agreement (the "TE Stockholders' Approval") and (B) for such other purposes as may be necessary or desirable, (ii) distribute to holders of TE Preferred Stock the Joint Proxy Statement in accordance with applicable Federal and state law and with its Amended Articles of Incorporation and Code of Regulations, (iii) recommend to holders of TE Preferred Stock the adoption of this Agreement and such other matters as may be submitted to such stockholders in connection with this Agreement and (iv) cooperate and consult with CEI with respect to each of the foregoing matters.

     (b) CEI shall as soon as reasonably practicable (i) take all steps necessary to call, give notice of, convene and hold a special meeting of holders of CEI Preferred Stock (the "CEI Special Meeting") (A) for the purpose of adopting the Amended Articles of Incorporation of the Surviving Corporation in the form set forth in Exhibit B hereto (the "CEI Stockholders' Approval"), and
(B) for such other purposes as may be necessary or desirable, (ii) distribute to holders of CEI Preferred Stock the Joint Proxy Statement in accordance with applicable Federal and state law and its Amended Articles of Incorporation and Regulations, (iii) recommend to holders of CEI Preferred Stock the adoption of the Amended Articles of Incorporation of the Surviving Corporation and such other matters as may be submitted to such stockholders in connection with this Agreement, (iv) cooperate and consult with TE with respect to each of the foregoing matters and (v) in the event such Amended Articles of Incorporation are adopted by the requisite vote of holders of CEI Preferred Stock, file such Amended Articles of Incorporation in order to permit it to consummate the transactions contemplated hereby.

     Section 4.4 Public Announcements. Subject to each party's disclosure obligations imposed by law, CEI and TE will cooperate with each other and with CEC in the development and distribution of all news releases and other public information disclosures with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any public announcement or statement prior to consultation with the other party and with CEC.

     Section 4.5 Employee Benefits and Related Matters; Certain Employee Agreements. CEI hereby unconditionally agrees to honor, without modification, offset or counterclaim, all contracts, agreements, collective bargaining agreements and commitments of TE authorized by TE prior to the Effective Time which apply to any current or former employee or current or former director of TE; provided, however, that this undertaking is not intended to prevent the Surviving Corporation from enforcing such contracts, agreements, collective bargaining agreements and commitments in accordance with their terms.

     Section 4.6 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be shared equally by CEI and TE.

                                   ARTICLE V

                                   CONDITIONS

     Section 5.1  Conditions to Each Party's Obligation to Effect the
Merger. The respective obligations of each party to effect the Merger shall be subject to the following conditions, except, to the extent permitted by applicable law, as such conditions may be waived in writing pursuant to Section
6.4 by the joint action of the parties hereto:

          (a) this Agreement having been adopted by the requisite vote of the holders of the TE Preferred Stock required under the OGCL and TE's Amended Articles of Incorporation;

          (b) the Amended Articles of Incorporation of the Surviving Corporation in the form set forth in Exhibit B hereto (the "Articles Amendment") having been adopted by the requisite vote of the holders of shares of CEI Preferred Stock under the OGCL and CEI's Amended Articles of Incorporation;

          (c) a Certificate of Amended Articles of Incorporation of the Surviving Corporation, effectuating the Articles Amendment under the applicable requirements of the OGCL, having been filed with the Secretary of State of the State of Ohio;

          (d) no preliminary or permanent injunction or other order by any Federal or state court preventing consummation of the Merger having been issued and continuing in effect, and the Merger and the other transactions contemplated hereby not being prohibited under any applicable Federal or state law or regulation;

          (e) the Registration Statement having become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness having been issued and remaining in effect; and

          (f) the shares of Surviving Corporation Preferred Stock issuable pursuant to Article II hereof in the Merger having been approved for listing on the New York Stock Exchange to the extent contemplated by the terms of this Agreement.

     The parties mutually recognize and acknowledge that at the time of execution of this Agreement, this Agreement and all transactions contemplated hereby, including approval of the Articles Amendment, have been adopted by CEC as the sole holder of CEI Common Stock and TE Common Stock.

     Section 5.2 Conditions to Obligation of TE to Effect the Merger. The obligation of TE to effect the Merger shall be further subject to the fulfillment at or prior to the Effective Time of the following conditions, except, to the extent permitted by applicable law, as may be waived by TE in writing pursuant to Section 6.4:

          (a) CEI having performed in all material respects its agreements and covenants contained in or contemplated by this Agreement required to be performed at or prior to the Effective Time;

          (b) all actions required to be taken by, or on the part of, CEI to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby having been duly and validly taken by the board of directors and stockholders of CEI, and TE having received certified copies of the resolutions evidencing such authorizations;

          (c) the CEI Required Statutory Approvals having been obtained at or prior to the Effective Time and all filings, registrations, applications, designations and declarations required prior to the Effective Time in connection with the consummation of the Merger and such transactions having been made or effected at or prior to the Effective Time;

          (d) the CEI Required Statutory Approvals and the TE Required Statutory Approvals having become Final Orders (as defined below) unless such Final Order shall impose any term or condition on the Surviving Corporation which shall cause a material adverse change to the business, operations or prospects of the Surviving Corporation. A "Final Order" means action by the relevant regulatory authority which has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by law, regulation or order have been satisfied.

     Section 5.3 Conditions to Obligations of CEI to Effect the Merger. The obligation of CEI to effect the Merger shall be further subject to the fulfillment at or prior to the Effective Time of the following conditions, except, to the extent permitted by applicable law, as may be waived by CEI in writing pursuant to Section 6.4:

          (a) TE having performed in all material respects its agreements and covenants contained in or contemplated by this Agreement required to be performed at or prior to the Effective Time;

          (b) all action required to be taken by, or on the part of, TE to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby having been duly and validly taken by the board of directors and stockholders of TE, and CEI having received certified copies of the resolutions evidencing such authorizations;

          (c) the TE Required Statutory Approvals having been obtained at or prior to the Effective Time, and all filings, registrations, applications, designations and declarations required prior to the Effective Time in connection with the consummation of the Merger and such transactions having been made or effected at or prior to the Effective Time;

          (d) the CEI Required Statutory Approvals and the TE Required Statutory Approvals having become Final Orders unless such Final Order shall impose any term or condition on the Surviving Corporation which shall cause a material adverse change to the business, operations or prospects of the Surviving Corporation.

                                   ARTICLE VI

                       TERMINATION, AMENDMENT AND WAIVER

     Section 6.1 Termination. This Agreement may be terminated at any time prior to the Closing Date, whether before or after adoption of this Agreement by the holders of TE Preferred Stock and adoption of the Articles Amendment by the holders of CEI Preferred Stock contemplated by this Agreement:

          (a) by mutual written consent of the boards of directors of CEI and TE; or

          (b) by CEI, by written notice to TE, if:

             (i) there shall have been any material breach of any covenant or agreement of TE hereunder and such breach shall not have been remedied within ten days after receipt by TE of notice in writing from CEI, specifying the nature of such breach and requesting that it be remedied; or

             (ii) the board of directors of TE shall withdraw or modify in any manner adverse to CEI its approval or recommendation of this Agreement or the Merger; or

          (c) by TE, by written notice to CEI, if:

             (i) there shall have been any material breach of any covenant or agreement of CEI hereunder and such breach shall not have been remedied within ten days after receipt by CEI of notice in writing from TE, specifying the nature of such breach and requesting that it be remedied; or

             (ii) the board of directors of CEI shall withdraw or modify in any manner adverse to TE its approval or recommendation of this Agreement or the Merger.

     Section 6.2 Effect of Termination. In the event of termination of this Agreement by either CEI or TE, as provided in Section 6.1, there shall be no liability on the part of either CEI or TE or their respective officers or directors hereunder, except that Section 4.6 shall survive the termination.

     Section 6.3 Amendment. This Agreement may be amended by the parties hereto, at any time before or after adoption hereof by the holders of TE Preferred Stock and adoption of the Articles Amendment by the holders of CEI Preferred Stock, but after such approvals, no such amendment shall (i) alter or change the amount or kind of shares, cash or rights or any of the proceedings of the exchange and/or conversion, (ii) alter or change any of the terms and conditions of this Agreement if any of the alterations or changes, alone or in the aggregate, would materially adversely affect the holders of any class or series of Shares, or (iii) alter or change any term of the Amended Articles of Incorporation of the Surviving Corporation, except for alterations or changes that could otherwise be adopted by the directors of the Surviving Corporation, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 6.4 Waiver. At any time prior to the Effective Time, one party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto and (b) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VII

                               GENERAL PROVISIONS

     Section 7.1 Non-Survival of Agreements. All agreements in this Agreement shall not survive the Merger, except as otherwise provided in this Agreement and except for the agreements contained in Article II and Section 4.5 hereof.

     Section 7.2 Brokers. CEI represents and warrants that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of CEI. TE represents and warrants that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of TE.

     Section 7.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if (i) delivered personally, or (ii) sent by reputable overnight courier service, or (iii) telecopied (which is confirmed), or (iv) five days after being mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a) If to CEI, to:

               6200 Oak Tree Boulevard
               Independence, Ohio 44131
               Attention: E. Lyle Pepin
                          Telephone: (216) 447-2300
                          Telecopy: (216) 447-3240

          With a copy to:

               Kevin P. Murphy, Senior Counsel
               6200 Oak Tree Boulevard
               Independence, Ohio 44131
               Telephone: (216) 447-3251
               Telecopy: (216) 447-2592

          (b) If to TE, to:

               6200 Oak Tree Boulevard
               Independence, Ohio 44131
               Attention: E. Lyle Pepin
                          Telephone: (216) 447-2300
                          Telecopy: (216) 447-3240

          With a copy to:

               Bruce T. Rosenbaum, Counsel
               6200 Oak Tree Boulevard
               Independence, Ohio 44131
               Telephone: (216) 447-3207
               Telecopy: (216) 447-2592

     Section 7.4 Miscellaneous. This Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them with respect to the subject matter hereof; (b) shall not be assigned by operation of law or otherwise; and (c) shall be governed by and construed in accordance with the laws of the State of Ohio (without giving effect to its rules or principles of conflicts of law).

     Section 7.5 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     Section 7.6 Counterparts; Effect. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     Section 7.7 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.
     IN WITNESS WHEREOF, CEI and TE have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                             THE CLEVELAND ELECTRIC ILLUMINATING
                                             COMPANY
                                             By: /s/ E. LYLE PEPIN
                                                 Name:  E. Lyle Pepin
                                                 Title:  Secretary

                                             THE TOLEDO EDISON COMPANY

                                             By: /s/ E. LYLE PEPIN

                                                 Name:  E. Lyle Pepin

                                                 Title:  Secretary

                                                                      APPENDIX I

                           GLOSSARY OF DEFINED TERMS

"Agreement" means the Agreement of Merger between CEI and TE.

"Articles Amendment" has the meaning set forth in Section 5.1(b) of the Agreement.

"CEC" means Centerior Energy Corporation, an Ohio corporation.

"CEI" means The Cleveland Electric Illuminating Company, an Ohio corporation.

"CEI Common Stock" means the common stock without par value of CEI.

"CEI Preferred Stock" means the Serial Preferred Stock without par value of CEI.

"CEI Required Statutory Approvals" means any required approvals of the Merger and other transactions contemplated by the Agreement by the Federal Energy Regulatory Commission, the U. S. Nuclear Regulatory Commission, The Public Utilities Commission of Ohio and the Pennsylvania Public Utilities Commission.

"CEI Special Meeting" has the meaning set forth in Section 4.3(b) of the Agreement.

"CEI Stockholders' Approval" has the meaning set forth in Section 4.3(b) of the Agreement.

"Certificate" has the meaning set forth in Section 2.3(b) of the Agreement.

"Certificate of Merger" shall mean a certificate of merger substantially in the form of Exhibit A to the Agreement.

"Closing" has the meaning set forth in Section 3.1 of the Agreement.

"Closing Date" has the meaning set forth in Section 3.1 of the Agreement.

"Dissenting Shares" has the meaning set forth in Section 2.6 of the Agreement.

"Effective Time" has the meaning set forth in Section 1.2 of the Agreement.

"Exchange Agent" shall mean the person or persons authorized and designated by the Surviving Corporation to perform the function of exchange agent as contemplated by the Agreement.

"Final Order" has the meaning set forth in Section 5.2(d) of the Agreement.

"Joint Proxy Statement" has the meaning set forth in Section 4.1(a) of the Agreement.

"Joint Proxy Statement and Registration Statement" has the meaning set forth in
Section 4.1(a) of the Agreement.

"Merger" means the merger of TE into CEI.

"OGCL" means the Ohio General Corporation Law.

"Registration Statement" has the meaning set forth in Section 4.1(a) of the Agreement.

"SEC" means the Securities Exchange Commission of the United States of America.

"Shares" means collectively the TE Preferred Stock and the CEI Preferred Stock.

"Surviving Corporation" has the meaning set forth in Section 1.1 of the Agreement.

"Surviving Corporation Common Stock" means the common stock without par value of the Surviving Corporation.

"Surviving Corporation Preferred Stock" means the Serial Preferred Stock without par value of the Surviving Corporation.

"TE" means The Toledo Edison Company, an Ohio corporation.

"TE $100 Preferred Stock" means the cumulative preferred stock ($100 par value) of TE.

"TE $25 Preferred Stock" means the cumulative preferred stock ($25 par value) of TE.

"TE Preferred Stock" means the cumulative preferred stock ($100 par value) and the cumulative preferred stock ($25 par value) of TE.

"TE Required Statutory Approvals" means any required approvals of the Merger and the other transactions contemplated by the Agreement by the Federal Energy Regulatory Commission, the U.S. Nuclear Regulatory Commission, the Public Utilities Commission of Ohio and the Pennsylvania Public Utilities Commission.

"TE Special Meeting" has the meaning set forth in Section 4.3(a) of the Agreement.

"TE Stockholders' Approval" has the meaning set forth in Section 4.3(a) of the Agreement.

                                                                       EXHIBIT A

                             CERTIFICATE OF MERGER

                                       OF

                           THE TOLEDO EDISON COMPANY
                (a corporation organized and existing under the
                           laws of the State of Ohio)

                                      INTO

                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
                (a corporation organized and existing under the
                           laws of the State of Ohio)

     We, the undersigned, being respectively the President and Secretary of The Toledo Edison Company ("TE"), an Ohio corporation, and the President and Secretary of The Cleveland Electric Illuminating Company ("CEI"), an Ohio corporation, hereby certify pursuant to Section 1701.81 of the Ohio Revised Code that:

     The Agreement of Merger annexed hereto as Exhibit A was approved by the Board of Directors of TE at a meeting duly called and held on at which a quorum was present, was adopted by an Action
in Writing by the holder of 100% of the common shares of TE on                ,
1994, and was adopted by the affirmative vote of the holders of at least two-thirds of the shares of Cumulative Preferred Stock of TE at a meeting duly
called and held on                , 1994, such common shares and Cumulative
Preferred Stock of TE being the only classes of shares entitled to vote on the Agreement of Merger.

     Such Agreement of Merger was approved by the Board of Directors of CEI at a
meeting duly called and held on                          at which a quorum was
present, and was adopted by an Action in Writing by the holder of 100% of the
shares of Common Stock of CEI on                , 1994, such shares of Common
Stock of CEI being the only class of shares entitled to vote on the Agreement of Merger.

     The Effective Time of the Merger shall be the date of filing of this Certificate in the Office of the Secretary of State of the State of Ohio.

THE TOLEDO EDISON COMPANY

By:

Dated:
- ------------------------------

And:

THE CLEVELAND ELECTRIC
ILLUMINATING COMPANY

By:

Dated:
- ------------------------------

                                                          Marked to Show Changes
                                                    from CEI Amended Articles as
                                                             Currently in Effect
Key--

     Underlined means new.

     Cross-out means to be deleted.

     [] material is explanatory comment, and would not be included in the Amendment itself.

                                       EXHIBIT B

                     PROPOSED AMENDED ARTICLES OF INCORPORATION OF *[SURVIVING CORPORATION]*{THE CLEVELAND ELECTRIC ILLUMINATING COMPANY}

     *ARTICLE ONE. The name of the Corporation shall be
                         . Prior to the adoption of these Amended Articles of
Incorporation, the name of the Corporation was The Cleveland Electric Illuminating Company.*

     ARTICLE TWO. The place in the State of Ohio where the principal office of the Corporation shall be located is Independence in the County of Cuyahoga.

     ARTICLE THREE. The purposes for which the Corporation is formed are as follows:

          A. To manufacture, generate, develop, create and produce from any source and by any means, and to purchase, otherwise acquire, use, transmit, transport, distribute, sell, exchange, lease as lessor or as lessee, otherwise dispose of, grant licenses with respect to, furnish any kind of service by means of and engage in research with respect to, any kind or form of electricity, energy, radiation, light, refrigeration, heat, water, steam, gas and fuel;

          B. To purchase, otherwise acquire, hold, use, improve, develop, build, manufacture, repair, sell, exchange, encumber, lease as lessor or as lessee, otherwise dispose of, grant licenses with respect to, furnish any kind of service by means of and engage in research with respect to, any kind or form of tangible and intangible personal property and any kind or form of real estate, interests therein, buildings and structures;

          C. To purchase, otherwise acquire, hold, sell, assign, exchange, encumber and otherwise dispose of shares of stock and other securities of whatever nature issued by other corporations, governments, firms, trusts and individuals, both domestic and foreign; and

          D. To do any and all things and transact any and all business incidental to the foregoing.
     ARTICLE FOUR. The authorized number of shares of the Corporation is {112,000,000}*123,000,000* consisting of {4,000,000}*15,000,000* shares of
Serial Preferred Stock without par value (hereinafter called "Serial Preferred Stock"), 3,000,000 shares of Preference Stock without par value (hereinafter called "Preference Stock") and 105,000,000 shares of Common Stock without par value (hereinafter called "Common Stock").

                                   DIVISION A

     The Serial Preferred Stock shall have the following express terms:

Section 1. Series. The Serial Preferred Stock may be issued from time to time in one or more series. All shares of Serial Preferred Stock shall be of equal rank and shall be identical, except in respect of the matters that may be fixed by the Board of Directors as hereinafter provided, and each share of a series shall be identical with all other shares of such series, except as to the date from which dividends are cumulative. Subject to the provisions of Sections 2 to 7, both inclusive, of this Division, which provisions shall apply to all Serial Preferred Stock, the Board of Directors hereby is authorized to cause such shares to be issued in one or more series and with respect

Language indicated as being shown by strike out in the typeset document is enclosed in braces "{" and "}" in the electronic format.

Language indicated as being shown with an underline in the typeset document is enclosed in asterisks "*" and "*" in the electronic format.

to each such series to determine and fix prior to the issuance thereof (and thereafter, to the extent provided in clause (b) of this Section) the following:

          (a) The designation of the series, which may be by distinguishing number, letter or title;

          (b) The number of shares of the series, which number the Board of Directors may (except where otherwise provided in the creation of the series) increase or decrease from time to time before or after the issuance thereof (but not below the number of shares thereof then outstanding);

          (c) The annual dividend rate or rates of the series;

          (d) The dates on which and the period or periods for which dividends, if declared, shall be payable and the date or dates from which dividends shall accrue and be cumulative;

          (e) The redemption rights and price or prices, if any, for shares of the series;

          (f) The terms and amount of the sinking fund, if any, for the purchase or redemption of shares of the series;

          (g) The amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

          (h) Whether the shares of the series shall be convertible into Common Stock or shares of any other class and, if so, the conversion rate or rates or price or prices, any adjustments thereof and all other terms and conditions upon which such conversion may be made; and

          (i) Restrictions (in addition to those set forth in Sections 5(c) and 5(d) of this Division) on the issuance of shares of the same series or of any other class or series.

     The Board of Directors is authorized to adopt from time to time amendments to the Amended Articles of Incorporation fixing, with respect to each such series, the matters described in clauses (a) to (i), both inclusive, of this Section.

Section 2.  Dividends.

          (a) The holders of Serial Preferred Stock of each series, in preference to the holders of Common Stock and of any other class of shares ranking junior to the Serial Preferred Stock, shall be entitled to receive out of any funds legally available and when and as declared by the Board of Directors, dividends in cash at the rate or rates for such series fixed in accordance with the provisions of Section 1 of this Division and no more, payable on the dates fixed for such series. Such dividends shall be cumulative, in the case of shares of each particular series, from and after the date or dates fixed with respect to such series. No dividends shall be paid upon or declared or set apart for any series of the Serial Preferred Stock for any dividend period unless at the same time a like proportionate dividend for the dividend periods terminating on the same or any earlier date, ratably in proportion to the respective annual dividend rates fixed therefor, shall have been paid upon or declared or set apart for all Serial Preferred Stock of all series then issued and outstanding and entitled to receive such dividend.

          (b) So long as any Serial Preferred Stock shall be outstanding no dividend, except a dividend payable in Common Stock or other shares ranking junior to the Serial Preferred Stock, shall be paid or declared or any distribution be made, except as aforesaid, in respect of the Common Stock or any other shares ranking junior to the Serial Preferred Stock, nor shall any Common Stock or any other shares ranking junior to the Serial Preferred Stock be purchased, retired or otherwise acquired by the Corporation, except out of the proceeds of the sale of Common Stock or other shares of the Corporation ranking junior to the Serial Preferred Stock received by the Corporation subsequent to the date of first issuance of Serial Preferred Stock of any series, unless:

             (1) All accrued and unpaid dividends on Serial Preferred Stock, including the full dividends for all current dividend periods, shall have been declared and paid or a sum sufficient for payment thereof set apart; and

             (2) There shall be no arrearages with respect to the redemption of Serial Preferred Stock of any series from any sinking fund provided for shares of such series in accordance with the provisions of Section 1 of this Division.

Section 3.  Redemption.

          (a) Subject to the express terms of each series and to the provisions of Section 5(c)(3) of this Division, the Corporation:

             (1) May, from time to time at the option of the Board of Directors, redeem all or any part of any redeemable series of Serial Preferred Stock at the time outstanding at the applicable redemption price for such series fixed in accordance with the provisions of Section 1 of this Division; and

             (2) Shall, from time to time, make such redemptions of each series of Serial Preferred Stock as may be required to fulfill the requirements of any sinking fund provided for shares of such series at the applicable sinking fund redemption price fixed in accordance with the provisions of
        Section 1 of this Division *(shares of Serial Preferred Stock acquired by the Corporation may be applied to the satisfaction of any sinking fund requirements);*

             and shall in each case pay all accrued and unpaid dividends to the redemption date.

            (b) (1) Notice of every such redemption shall be mailed, postage prepaid, to the holders of record of the Serial Preferred Stock to be redeemed at their respective addresses then appearing on the books of the Corporation, not less than 30 days nor more than 60 days prior to the date fixed for such redemption, or such other time prior thereto as the Board of Directors shall fix for any series pursuant to Section 1(e) of this Division prior to the issuance thereof. At any time after notice as provided above has been deposited in the mail, the Corporation may deposit the aggregate redemption price of the shares of Serial Preferred Stock to be redeemed, together with accrued and unpaid dividends thereon to the redemption date, with any bank or trust company in {Cleveland, }Ohio or New York, New York, having capital and surplus of not less than $25,000,000, named in such notice, directed to be paid to the respective holders of the shares of Serial Preferred Stock so to be redeemed, in amounts equal to the redemption price of all shares of Serial Preferred Stock so to be redeemed, on surrender of the stock certificate or certificates held by such holders; and upon the deposit of such notice in the mail and the making of such deposit of money with such bank or trust company, such holders shall cease to be shareholders with respect to such shares; and from and after the time such notice shall have been so deposited and such deposit of money shall have been so made, such holders shall have no interest or claim against the Corporation with respect to such shares, except only the right to receive such money from such bank or trust company without interest or to exercise, before the redemption date, any unexpired privileges of conversion. In the event less than all of the outstanding shares of *a series of* Serial Preferred Stock are to be redeemed, the Corporation shall select by lot the shares so to be redeemed in such manner as shall be prescribed by the Board of Directors.

                (2) If the holders of shares of Serial Preferred Stock which have been called for redemption shall not, within 6 years after such deposit, claim the amount deposited for the redemption thereof, any such bank or trust company shall, upon demand, pay over to the Corporation such unclaimed amounts and thereupon such bank or trust company and the Corporation shall be relieved of all responsibility in respect thereof and to such holders.

          (c) Any shares of Serial Preferred Stock which are (1) redeemed by the Corporation pursuant to the provisions of this Section, (2) purchased and delivered in satisfaction of any sinking fund requirements provided for shares of such series, (3) converted in accordance with the express terms thereof, or (4) otherwise acquired by the Corporation, shall resume the status of authorized but unissued shares of Serial Preferred Stock without serial designation.

Section 4.  Liquidation.

            (a) (1) The holders of Serial Preferred Stock of any series shall, in the event of voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, be entitled to receive in full out of the assets of the Corporation, including its capital, before any amount shall be paid or distributed among the holders of the Common Stock or any other shares ranking junior to the Serial Preferred Stock, the amounts fixed with respect to shares of such series in accordance with Section 1 of this Division, plus an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to such liquidation, dissolution or winding up of the affairs of the Corporation. In the event the net assets of the Corporation legally available therefor are insufficient to permit the payment upon all outstanding shares of Serial Preferred Stock of the full preferential amount to which they are respectively entitled, then such net assets shall be distributed ratably upon outstanding shares of Serial Preferred Stock in proportion to the full preferential amount to which each such share is entitled.

               (2) After payment to the holders of Serial Preferred Stock of the full preferential amounts as aforesaid, the holders of Serial Preferred Stock, as such, shall have no right or claim to any of the remaining assets of the Corporation.

          (b) The merger or consolidation of the Corporation into or with any other corporation, the merger of any other corporation into it, or the sale, lease or conveyance of all or substantially all the property or business of the Corporation, shall not be deemed to be a dissolution, liquidation or winding up for the purposes of this Section.

Section 5.  Voting.

          (a) The holders of Serial Preferred Stock shall have no voting rights, except as provided in this Section or required by law.

            (b) (1) If, and so often as, the Corporation shall be in default in the payment of the equivalent of the full dividends for a number of dividend payment periods (whether or not consecutive) which in the aggregate contain at least 540 days on any series of Serial Preferred Stock at the time outstanding, whether or not earned or declared, the holders of Serial Preferred Stock of all series, voting separately as a class, shall be entitled to elect, as herein provided, two members of the Board of Directors of the Corporation; provided, however, that the holders of shares of Serial Preferred Stock shall not have or exercise such special class voting rights except at meetings of such shareholders for the election of Directors at which the holders of not less than 50% of the outstanding shares of Serial Preferred Stock of all series then outstanding are present in person or by proxy; and provided further that the special class voting rights provided for in this paragraph when the same shall have become vested shall remain so vested until all accrued and unpaid dividends on the Serial Preferred Stock of all series then outstanding shall have been paid, whereupon the holders of Serial Preferred Stock shall be divested of their special class voting rights in respect of subsequent elections of Directors, subject to the revesting of such special class voting rights in the event hereinabove specified in this paragraph.

               (2) In the event of default entitling the holders of Serial
            Preferred Stock to elect two Directors as specified in paragraph (1) of this Subsection, a special meeting of such holders for the purpose of electing such Directors shall be called by the Secretary of the Corporation upon written request of, or may be called by, the holders of record of at least 10% of the shares of Serial Preferred Stock of all series at the time outstanding, and notice thereof shall be given in the same manner as that required for the annual meeting of shareholders; provided, however, that the Corporation shall not be required to call such special meeting if the annual meeting of shareholders shall be held within 120 days after the date of receipt of the foregoing written request from the holders of Serial Preferred Stock. At any meeting at which the holders of Serial Preferred Stock shall be entitled to elect Directors, the holders of 50% of the then outstanding shares of Serial Preferred Stock of all series, present in person or by proxy, shall be sufficient to constitute a quorum, and the vote of the holders of a majority of such shares so present at any such meeting at which there shall be such a quorum shall be sufficient to elect the members of the Board of Directors which the holders of Serial Preferred Stock are entitled to elect as hereinabove provided. Notwithstanding any provision of these Amended Articles of Incorporation or the Regulations of the Corporation or any action taken by the holders of any class of shares fixing the number of Directors of the Corporation, the two Directors who may be elected by the holders of Serial

        Preferred Stock pursuant to this Subsection shall serve in addition to any other Directors then in office or proposed to be elected otherwise than pursuant to this Subsection. Nothing in this Subsection shall prevent any change otherwise permitted in the total number of Directors of the Corporation or require the resignation of any Director elected otherwise than pursuant to this Subsection. Notwithstanding any classification of the other Directors of the Corporation, the two Directors elected by the holders of Serial Preferred Stock shall be elected annually for the terms expiring at the next succeeding annual meeting of shareholders.

          (c) The affirmative vote or consent of the holders of at least two-thirds of the shares of Serial Preferred Stock at the time outstanding, voting or consenting separately as a class, given in person or by proxy either in writing or at a meeting called for the purpose, shall be necessary to effect any one or more of the following (but so far as the holders of Serial Preferred Stock are concerned, such action may be effected with such vote or consent):

             (1) Any amendment, alteration or repeal of any of the provisions of the Amended Articles of Incorporation or of the Regulations of the Corporation which affects adversely the preferences or voting or other rights of the holders of Serial Preferred Stock; provided, however, that for the purpose of this paragraph only, neither the amendment of the Amended Articles of Incorporation so as to authorize, create or change the authorized or outstanding amount of Serial Preferred Stock or of any shares of any class ranking on a parity with or junior to the Serial Preferred Stock nor the amendment of the provisions of the Regulations so as to change the number of directors of the Corporation shall be deemed to affect adversely the preferences or voting or other rights of the holders of Serial Preferred Stock; and provided further, that if such amendment, alteration or repeal affects adversely the preferences or voting or other rights of one or more but not all series of Serial Preferred Stock at the time outstanding, only the affirmative vote or consent of the holders of at least two-thirds of the number of the shares at the time outstanding of the series so affected shall be required;

             (2) The authorization, creation or the increase in the authorized amount of any shares of any class or any security convertible into shares of any class, in either case ranking prior to the Serial Preferred Stock; or

             (3) The purchase or redemption (for sinking fund purposes or otherwise) of less than all of the Serial Preferred Stock then outstanding except in accordance with a stock purchase offer made to all holders of record of Serial Preferred Stock, unless all dividends on all Serial Preferred Stock then outstanding for all previous dividend periods shall have been declared and paid or funds therefor set apart and all accrued sinking fund obligations applicable thereto shall have been complied with.

          (d) The affirmative vote or consent of the holders of at least a majority of the shares of Serial Preferred Stock at the time outstanding, voting or consenting separately as a class, given in person or by proxy either in writing or at a meeting called for the purpose, shall be necessary to effect any one or more of the following (but so far as the holders of Serial Preferred Stock are concerned, such action may be effected with such vote or consent):

             (1) The sale, lease or conveyance by the Corporation of all or substantially all of its property or business;

             (2) The consolidation of the Corporation with or its merger into any other corporation, unless the corporation resulting from such consolidation or surviving such merger will not have after such consolidation or merger any class of shares either authorized or outstanding ranking prior to or on a parity with the Serial Preferred Stock except the same number of shares ranking prior to or on a parity with the Serial Preferred Stock and having the same rights and preferences as the shares of the Corporation authorized and outstanding immediately preceding such consolidation or merger (and each holder of Serial Preferred Stock immediately preceding such consolidation or merger shall receive the same number of shares with the same rights and preferences of the resulting or surviving corporation); or

             (3) The authorization of any shares ranking on a parity with the Serial Preferred Stock or an increase in the authorized number of shares of Serial Preferred Stock.

          (e) Neither the vote, consent nor any adjustment of the voting rights of holders of shares of Serial Preferred Stock shall be required for an increase in the number of shares of Common Stock authorized or issued or for stock splits of the Common Stock or for stock dividends on any class of stock payable solely in Common Stock; and none of the foregoing actions shall be deemed to affect adversely the preferences or voting or other rights of Serial Preferred Stock within the meaning and for the purpose of this Division.

     Section 6. Pre-emptive Rights. No holder of Serial Preferred Stock, as such, shall have any preemptive right to purchase, have offered to him for purchase or subscribe for any of the Corporation's shares or other securities of any class, whether now or hereafter authorized.

     Section 7.  Definitions. For the purposes of this Division:

          (a) Whenever reference is made to shares "ranking prior to the Serial Preferred Stock", such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation are given preference over the rights of the holders of Serial Preferred Stock;

          (b) Whenever reference is made to shares "on a parity with the Serial Preferred Stock", such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends and as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation rank on an equality (except as to the amounts fixed therefor) with the rights of the holders of Serial Preferred Stock; and

          (c) Whenever reference is made to shares "ranking junior to the Serial Preferred Stock", such reference shall mean and include all shares of the Corporation other than those defined under Subsections (a) and (b) of this Section as shares "ranking prior to" or "on a parity with" the Serial Preferred Stock.

     Section 8. Serial Preferred Stock, $7.40 Series A. {Of the 4,000,000 authorized shares of Serial Preferred Stock, }500,000 shares* of Serial Preferred Stock* are designated as a series entitled "Serial Preferred Stock, $7.40 Series A" (hereinafter called "Series A Stock"). The Series A Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series A Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series A Stock shall be $7.40 per share.

          (b) Dividends on Series A Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on March 1, 1972.

          (c) Dividends on Series A Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series A Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series A Stock, dividends shall be cumulative from the date of the initial issue of Series A Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series A Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject to the provisions of Section 5(c)(3) of this Division, Series A Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division, at any time or from time to time, at the option of the Board of Directors, upon payment of $107.50 per share if redeemed on any date prior to

     December 1, 1976, $105.00 per share if redeemed on or after the date last stated and prior to December 1, 1981, $102.50 per share if redeemed on or after the date last stated and prior to December 1, 1986, and $101.00 per share if redeemed on or after the date last stated, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that Series A Stock may not be redeemed prior to December 1, 1976, directly or indirectly as a part of or in anticipation of any refunding of Series A Stock involving the incurring of indebtedness or the issuance of shares of Serial Preferred Stock or any other shares ranking prior to or on a parity with the Serial Preferred Stock if the interest on such indebtedness or the dividends on such shares result in an effective cost to the Corporation of less than 7.49% per year.

          (e) The amount payable per share on Series A Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection.

     Section 9. Serial Preferred Stock, $7.56 Series B. {Of the 4,000,000 authorized shares of Serial Preferred Stock, }450,000 shares* of Serial Preferred Stock* are designated as a series entitled "Serial Preferred Stock, $7.56 Series B" (hereinafter called "Series B Stock"). The Series B Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series B Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series B Stock shall $7.56 per share.

          (b) Dividends on Series B Stock shall be payable, if declared, quarterly on the first day of January, April, July and October of each year, the first quarterly dividend being payable, if declared, on October 1, 1972.

          (c) Dividends on Series B Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series B Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series B Stock, dividends shall be cumulative from the date of the initial issue of Series B Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series B Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject to the provisions of Section 5(c)(3) of this Division, Series B Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division, at any time or from time to time, at the option of the Board of Directors, upon payment of $108.76 per share if redeemed on any date prior to August 1, 1977, $106.35 per share if redeemed on or after the date last stated and prior to August 1, 1982, $103.78 per share if redeemed on or after the date last stated and prior to August 1, 1987, and $102.26 per share if redeemed on or after the date last stated, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that Series B Stock may not be redeemed prior to August 1, 1977, directly or indirectly as a part of or in anticipation of any refunding of Series B Stock involving the incurring of indebtedness or the issuance of shares of Serial Preferred Stock or any other shares ranking prior to or on a parity with the Serial Preferred Stock if the interest on such indebtedness or the dividends on such shares result in an effective cost to the Corporation of less than 7.55% per year.

          (e) The amount payable per share on Series B Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection.

     Section 10. Serial Preferred Stock, $7.35 Series C. {Of the 4,000,000 authorized shares of Serial Preferred Stock, }250,000 shares* of Serial Preferred Stock* are designated as a series entitled "Serial Preferred Stock, $7.35 Series C" (hereinafter called "Series C Stock"). The Series C Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series C Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series C Stock shall be $7.35 per share.

          (b) Dividends on Series C Stock shall be payable, if declared, quarterly on the first day of February, May, August and November of each year, the first quarterly dividend being payable, if declared, on November 1, 1973, to the extent then accrued.

          (c) Dividends on Series C Stock shall be cumulative from the date of initial issue.

          (d) Subject in each case to the provisions of Section 5(c)(3) of this Division, Series C Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division, and as follows:

             (1) The Series C Stock shall be redeemed in part from time to time for the Sinking Fund as hereinafter set forth at a redemption price of $100 per share, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption (such price plus such amount being hereinafter called the "Sinking Fund Redemption Price"). As and for a Sinking Fund for the Series C Stock, so long as and to the extent that any shares thereof are outstanding, the Corporation will redeem on each August 1 (hereinafter called "Sinking Fund Date") commencing with August 1, 1984, 10,000 shares of Series C Stock at the Sinking Fund Redemption Price (the Corporation's obligation to redeem such number of such shares on any Sinking Fund Date being hereinafter referred to as the "Sinking Fund Obligation"). Such redemption shall be mandatory, subject to any applicable restrictions of law, and not optional to the Corporation. If the Corporation shall for any reason fail to discharge its Sinking Fund Obligation on any Sinking Fund Date, such Sinking Fund Obligation to the extent not discharged shall, without prejudice to any other right or remedy, become an additional Sinking Fund Obligation for each succeeding Sinking Fund Date until fully discharged.

             (2) On each Sinking Fund Date so long as and to the extent that Series C Stock shall be outstanding, and provided that the Corporation has fulfilled its Sinking Fund Obligation on such date, the Corporation may at the option of the Board of Directors redeem up to but not in excess of 10,000 additional shares of Series C Stock at the redemption price of $100 per share plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption, provided however that no more than 83,000 shares of Series C Stock in the aggregate may be redeemed pursuant to this Subsection (d)(2).

             (3) The Corporation at the option of the Board of Directors may at any time and from time to time redeem all or any part of the outstanding Series C Stock upon payment of $110 per share if redeemed on any date prior to August 1, 1983, $103 per share if redeemed on or after the date last stated and prior to August 1, 1988, and $101 per share if redeemed on or after August 1, 1988, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that Series C Stock may not be redeemed prior to August 1, 1978, directly or indirectly (i) as a part of or in anticipation of any refunding of Series C Stock involving the borrowing of funds or the issuance of shares of Serial Preferred Stock or any other shares ranking prior to or on a parity with the Serial Preferred Stock if the interest on such borrowed funds or the dividends on such shares result in an effective cost to the Corporation of less than 7.35% per year, or (ii) from proceeds derived from the sale of equity securities junior to Series C Stock.

             (4) On August 1, 2008, the Corporation shall redeem all remaining shares of Series C Stock, if any, then outstanding at the redemption price of $100 per share plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption.

          (e) The amount payable per share on Series C Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d)(3) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection.

          (f) The number of shares of Series C Stock shall not be increased above, and shall not exceed 250,000. Series C Stock once redeemed shall not be reissued as shares of Series C Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 11.  Serial Preferred Stock, $12.00 Series D. Redeemed June 16,
1978.

     Section 12. Serial Preferred Stock, $88.00 Series E. {Of the 4,000,000 authorized shares of Serial Preferred Stock, }60,000 shares* of Serial Preferred Stock* are designated as a series entitled "Serial Preferred Stock, $88.00 Series E" (hereinafter called "Series E Stock"). The Series E Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series E Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series E Stock shall be $88.00 per share.

          (b) Dividends on Series E Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on September 1, 1976, to the extent then accrued.

          (c) Dividends on Series E Stock shall be cumulative from the date of initial issue.

          (d) Subject in each case to the provisions of Section 5(c)(3) of this Division, Series E Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division, and as follows:

             (1) The Series E Stock shall be redeemed in part from time to time for the Sinking Fund as hereinafter set forth at a redemption price of $1,000 per share, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption (such price plus such amount being hereinafter called the "Sinking Fund Redemption Price"). As and for a Sinking Fund for the Series E Stock, so long as and to the extent that any shares thereof are outstanding, the Corporation will redeem on each June 1 (hereinafter called "Sinking Fund Date") commencing with June 1, 1981, 3,000 shares of Series E Stock at the Sinking Fund Redemption Price (the Corporation's obligation to redeem such number of such shares on any Sinking Fund Date being hereinafter referred to as the "Sinking Fund Obligation"). Such redemption shall be mandatory, subject to any applicable restrictions of law, and not optional to the Corporation. If the Corporation shall for any reason fail to discharge its Sinking Fund Obligation on any Sinking Fund Date, such Sinking Fund Obligation to the extent not discharged shall, without prejudice to any other right or remedy, become an additional Sinking Fund Obligation for each succeeding Sinking Fund Date until fully discharged.

             (2) On each Sinking Fund Date so long as and to the extent that Series E Stock shall be outstanding, and provided that the Corporation has fulfilled its Sinking Fund Obligation on such date, the Corporation may at the option of the Board of Directors redeem up to but not in excess of 3,000 additional shares of Series E Stock at the redemption price of $1,000 per share plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that no more than 20,000 shares of Series E Stock in the aggregate may be redeemed pursuant to this Subsection (d)(2).

             (3) The Corporation at the option of the Board of Directors may at any time and from time to time redeem all or any part of the outstanding Series E Stock upon payment of $1,088 per share if redeemed on any date prior to June 1, 1986, and as follows:

               IF REDEEMED IN                                          UPON
                THE 12 MONTHS                                         PAYMENT
                ENDING MAY 31                                      PER SHARE OF
               ---------------                                     ------------
                    1987..........................................   $ 1,049.74
                    1988..........................................     1,045.91
                    1989..........................................     1,042.09
                    1990..........................................     1,038.26
                    1991..........................................     1,034.43
                    1992..........................................     1,030.61
                    1993..........................................     1,026.78
                    1994..........................................     1,022.96
                    1995..........................................     1,019.13
                    1996..........................................     1,015.30
                    1997..........................................     1,011.48
                    1998..........................................     1,007.65
                    1999..........................................     1,003.83
                    2000 or in any year thereafter................     1,000.00

        plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that Series E Stock may not be redeemed prior to June 1, 1986, directly or indirectly (i) as a part of or in anticipation of any refunding of Series E Stock involving the borrowing of funds or the issuance of shares of Serial Preferred Stock or any other shares ranking prior to or on a parity with the Serial Preferred Stock if the interest on such borrowed funds or the dividends on such shares result in an effective cost to the Corporation of less than 8.80% per year, or (ii) from proceeds derived from the sale of equity securities junior to Series E Stock.

             (4) On June 1, 2001, the Corporation shall redeem all remaining shares of Series E Stock, if any, then outstanding at the redemption price of $1,000 per share plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption.

          (e) The amount payable per share on Series E Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d)(3) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $1,000, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection.

          (f) The number of shares of Series E Stock shall not be increased above, and shall not exceed, 60,000. Series E Stock once redeemed shall not be reissued as shares of Series E Stock, but having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 13. Serial Preferred Stock, $75.00 Series F. Redeemed November 1, 1991.

     Section 14. Serial Preferred Stock, $80.00 Series G. Redeemed December 1, 1990.

     Section 15.  Serial Preferred Stock, $145.00 Series H. Redeemed June 1,
     1990.

     Section 16.  Serial Preferred Stock, $145.00 Series I. Redeemed June 1,
     1991.

     Section 17.  Serial Preferred Stock, $113.50 Series J. Redeemed June 1,
     1987.

     Section 18.  Serial Preferred Stock, $113.50 Series K. Redeemed June 1,
     1991.

     Section 19. Serial Preferred Stock, Adjustable Rate Series L. {Of the 4,000,000 authorized shares of Serial Preferred Stock, }500,000 shares* of Serial Preferred Stock* are designated as a series entitled "Serial Preferred Stock, Adjustable Rate Series L" (hereinafter called "Series L Stock"). The Series L Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series L Stock as a series of the Serial Preferred Stock:

          (a) The dividend rate of the Series L Stock shall be as follows:

             (1) An annual rate of $11.36 per share for the dividend period from the date of initial issue of the Series L Stock to and including March 31, 1984 and an annual rate of .50 of 1% below the Applicable Rate (as defined in Subsection (a)(2)) from time to time in effect for each subsequent three-month dividend period; provided, however, that the annual dividend rate shall in no event be less than 7.00% or more than 13.00% for any dividend period.

             (2) The applicable rate (hereinafter called the "Applicable Rate") for any dividend period shall be the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate (each as hereinafter defined) for such dividend period, except that in the event the Corporation determines in good faith that for any reason one or more of such rates cannot be determined for any dividend period, then the Applicable Rate for such dividend shall be the higher of whichever of such rates can be so determined or in the event the Corporation determines in good faith that none of such rates can be determined for any dividend period, then the Applicable Rate in effect for the preceding dividend period shall be continued for such dividend period.

             (3) Except as provided below in this Subsection (a)(3), the "Treasury Bill Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period (as hereinafter defined)) for three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of March, June, September or December, as the case may be, prior to the dividend period for which the dividend rate on the Series L Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum market discount rate during any such Calendar Period, then the Treasury Bill Rate for the related dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period) for three-month U.S. Treasury bills, as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum market discount rate for three-month U.S. Treasury bills is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period) for all of the U.S. Treasury bills then having maturities of not less than 80 nor more than 100 days, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such rates, by any Federal Reserve Bank or by any U.S. Government Department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason no such U.S. Treasury bill rates are published as provided above during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable non-interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Treasury Bill Rate for any dividend period as provided above in this Subsection (a)(3), the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during the related Calendar Period for each of the issues of marketable interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (4) Except as provided below in this Subsection (a)(4), the "Ten Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of March, June, September or December, as the case may be, prior to the dividend period for which the dividend rate on the Series L Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Ten Year Average Yield during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Ten Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as hereinafter defined)) then having maturities of not less than eight nor more than twelve years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Ten Year Constant Maturity Rate for any dividend period as provided above in this Subsection (a)(4), then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final date not less than eight nor more than twelve years from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (5) Except as provided below in this Subsection (a)(5), the "Twenty Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of March, June, September or December, as the case may be, prior to the dividend period for which the dividend rate on the Series L Stock is being determined. In the event the Federal Reserve Board does not publish such a weekly per annum Twenty Year Average Yield during such Calendar Period, then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only One such Yield is published during the relevant Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Twenty Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Twenty Year

        Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having maturities of not less than eighteen nor more than twenty-two years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that the Corporation determines in good faith that for any reason the Corporation cannot determine the Twenty Year Constant Maturity Rate for any dividend period as provided above in this Subsection (a)(5), then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eighteen nor more than twenty-two years from the date of each quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (6) The Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate each shall be rounded to the nearest one hundredth of a percentage point.

             (7) The fixed dividend rate per share for each dividend period shall be computed in dollars by dividing the dividend rate for such dividend period by four and, in the case of an Applicable Rate, converting such rate to a fraction and multiplying it by $100; provided that the dividend payable for the initial dividend period or any period longer or shorter than a full quarterly dividend period shall be computed on the basis of a 360-day year consisting of 30-day months.

             (8) The dividend rate with respect to each dividend period shall be calculated as promptly as practicable by the Corporation. The mathematical accuracy of each such calculation shall be confirmed in writing by the Corporation's independent auditors. The Corporation shall cause each individual rate to be published in a newspaper of general circulation in New York City prior to the commencement of the dividend period to which it applies.

             (9) As used in this Subsection (a), the term "Calendar Period" means a period of fourteen calendar days; the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Twenty Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of twenty years).

          (b) Dividends on Series L Stock shall be payable, if declared, quarterly on the first day of January, April, July and October of each year, the first quarterly dividend being payable, if declared, on April 1, 1984, to the extent accrued.

          (c) Dividends on Series L Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series L Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series L Stock, dividends shall be cumulative from the date of the initial issue of Series L Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series L Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject to the provisions of Section 5(c)(3) of this Division, Series L Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division, at any time or from time to time, at the option of the Board of Directors, upon payment of $111.36 per share if redeemed on any date prior to January 1, 1985, $109.69 per share if redeemed on or after the date last stated and prior to January 1, 1986, $108.02 per share if redeemed on or after the date last stated and prior to January 1, 1987, $106.34 per share if redeemed on or after the date last stated and prior to January 1, 1988, $104.67 per share if redeemed on or after the date last stated and prior to January 1, 1989, $103.00 if redeemed on or after the date last stated and prior to January 1, 1994, and $100.00 per share if redeemed on or after the date last stated, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that Series L Stock may not be redeemed prior to January 1, 1989, directly or indirectly as a part of or in anticipation of any refunding of Series L Stock involving the incurring of indebtedness or the issuance of shares of Serial Preferred Stock or any other shares ranking prior to or on a parity with the Serial Preferred Stock if the interest on such indebtedness or the dividends on such shares results in an effective annual cost to the Corporation of less than the annual dividend rate of the Series L Stock. In the case of a refunding redemption of Series L Stock with borrowed funds or shares having a fixed interest or dividend rate, the annual rate of the Series L Stock is the dividend payable on the Series L Stock on or, if it is not payable on, then payable most recently before, the date the redemption notice is deposited in the mail. In the case of a refunding redemption of Series L Stock with borrowed funds or shares having an adjustable interest or dividend rate, the effective annual interest or dividend cost of such borrowed funds or shares shall be deemed to be lower than the annual dividend rate of the Series L Stock if either (i) the initial annual interest or dividend rate of such borrowed funds or shares is lower than the annual dividend rate of the Series L Stock payable on, or if it is not payable on, then payable most recently before, the date the redemption notice is deposited in the mail or (ii) the adjusted annual interest or dividend rate of such borrowed funds or shares definitely would, under the applicable adjustment formula, be lower at any time while such borrowing or shares would be outstanding than the adjusted annual dividend rate of the Series L Stock would be at the corresponding time if it also were to remain outstanding.

          (e) The amount payable per share on Series L Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection.

          (f) The number of shares of Series L Stock shall not be increased above, and shall not exceed 500,000. Series L Stock once purchased, acquired or otherwise redeemed by the Corporation shall not be reissued as shares of Series L Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

        Section 20. Serial Preferred Stock, Adjustable Rate Series M. {Of the 4,000,000 authorized shares of Serial Preferred Stock, }500,000 shares* of Serial Preferred Stock* are designated as a series entitled "Serial Preferred Stock, Adjustable Rate Series M" (hereinafter called "Series M Stock"). The Series M Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class and, in addition, the following express terms applicable to all shares of Series M Stock as a series of the Serial Preferred Stock:

          (a) The dividend rate of the Series M Stock shall be as follows:

             (1) An annual rate of $9.27 per share for the dividend period from the date of initial issue of the Series M Stock to and including January 31, 1986 and an annual rate 1.15 percentage points below the Applicable Rate (as defined in Subsection (a)(2)) from time to time in effect for each subsequent three-month dividend period; provided, however, that the annual dividend rate shall in no event be less than 7.00% or more than 13.50% for any dividend period.

             (2) The applicable rate (hereinafter called the "Applicable Rate") for any dividend period shall be the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate (each as hereinafter defined) for such dividend period, except that in the event the Corporation determines in good faith that for any reason one or more of such rates cannot be determined for any dividend period, then the Applicable Rate for such dividend shall be the higher of whichever of such rates can be so determined or in the event the Corporation determines in good faith that none of such rates can be determined for any dividend period, then the Applicable Rate in effect for the preceding dividend period shall be continued for such dividend period.

             (3) Except as provided below in this Subsection (a)(3), the "Treasury Bill Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period (as hereinafter defined)) for three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of January, April, July or October, as the case may be, prior to the dividend period for which the dividend rate on the Series M Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum market discount rate during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during such Calendar Period) for three-month U.S. Treasury bills, as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum market discount rate for three-month U.S. Treasury bills is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during such Calendar Period) for all of the U.S. Treasury bills then having maturities of not less than 80 nor more than 100 days, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such rates, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason no such U.S. Treasury bill rates are published as provided above during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable noninterest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Treasury Bill Rate for such dividend period as provided above in this Subsection (a)(3), the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (4) Except as provided below in this Subsection (a)(4), the "Ten Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of January, April, July or October, as the case may be, prior to the dividend period for which the dividend rate on the Series M Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Ten Year Average Yield during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Ten Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during such Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as hereinafter defined)) then having maturities of not less than eight nor more than twelve years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Ten Year Constant Maturity Rate for such dividend period as provided above in this Subsection (a)(4), then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eight nor more than twelve years from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (5) Except as provided below in this Subsection (a)(5), the "Twenty Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of January, April, July or October, as the case may be, prior to the dividend period for which the dividend rate on the Series M Stock is being determined. In the event the Federal Reserve Board does not publish such a weekly per annum Twenty Year Average Yield during such Calendar Period, then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield is published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Twenty Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during such Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having maturities of not less than eighteen nor more than twenty-two years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that the Corporation determines in good faith that for any reason the Corporation cannot determine the Twenty Year Constant Maturity Rate for such dividend period as provided above in this Subsection (a)(5), then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eighteen nor more than twenty-two years from the date of each quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (6) The Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate each shall be rounded to the nearest one hundredth of a percentage point.

             (7) The fixed dividend rate per share for each dividend period shall be computed in dollars by dividing the dividend rate for such dividend period by four and, in the case of an Applicable Rate, converting such rate to a fraction and multiplying it by $100; provided that the dividend payable for the initial dividend period or any period longer or shorter than a full quarterly dividend period shall be computed on the basis of a 360-day year consisting of 30-day months.

             (8) The dividend rate with respect to each dividend period shall be calculated as promptly as practicable by the Corporation. The mathematical accuracy of each such calculation shall be confirmed in writing by the Corporation's independent auditors. The Corporation shall cause each individual rate to be published in a newspaper of general circulation in New York City prior to the commencement of the dividend period to which it applies.

             (9) As used in this Subsection (a), the term "Calendar Period" means a period of fourteen calendar days; the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Twenty Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of twenty years).

          (b) Dividends on Series M Stock shall be payable, if declared, quarterly on the first day of February, May, August and November of each year, the first quarterly dividend being payable, if declared, on February 1, 1986, to the extent accrued.

          (c) Dividends on Series M Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series M Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series M Stock, dividends shall be cumulative from the date of the initial issue of Series M Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series M Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject to the provisions of Section 5(c)(3) of this Division, the Series M Stock shall be redeemed in the manner provided in Sections 3(b)(1) and (2) of this Division as follows:

             (1) The Corporation shall, on November 1, 1991 and on each November 1 thereafter, redeem 100,000 shares of Series M Stock, or the number of shares then outstanding, if less, at the redemption price of $100 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption. The Corporation's obligation to redeem such number of shares on any such date is hereinafter referred to as a "Mandatory Redemption Obligation". If the Corporation shall not have on such date sufficient funds legally available to effect such mandatory redemption, it shall set aside for such redemption on such date such funds, if any, as are then legally available, and shall do so as promptly as practicable thereafter as the Corporation determines that it has funds then legally available, and shall apply such funds to the redemption of shares of Series M Stock as provided in the last sentence of this Subsection (d)(1) until it has redeemed all of the Series M Stock then required to be redeemed pursuant to the first sentence of this Subsection (d)(1). Notwithstanding the foregoing, if at any time the Corporation (i) shall be obligated to redeem Series M Stock or to set aside legally available funds for that purpose and to redeem other Serial Preferred Stock for its sinking fund or other mandatory redemption and (ii) shall not have sufficient funds legally available to do so in full, then such portion of such then legally available funds shall be set aside to redeem the Series M Stock as shall bear the same ratio to the total funds then legally available to effect such redemption and to meet the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock as the then unmet obligation to redeem Series M Stock bears to the aggregate of such unmet obligations to redeem and the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock. At any time following the setting aside of funds to redeem Series M Stock pursuant to this Subsection (d)(1) when the amount so set aside is sufficient to redeem at least 1000 shares of the Series M Stock, the Corporation shall promptly call for redemption such number of whole shares of Series M Stock as may be redeemed with such amount at the redemption price of $100 per share, plus accrued but unpaid dividends on the Series M Stock then being redeemed to the date of redemption.

             (2) On each mandatory redemption date specified in Subsection
        (d)(1), so long as and to the extent that Series M Stock shall be outstanding, and provided that the Corporation has fulfilled all its Mandatory Redemption obligations under Subsection (d)(1) on such date, the Corporation, at the option of the Board of Directors, may redeem not more than 100,000 additional shares of Series M Stock, or the number of shares then outstanding in excess of those then being redeemed pursuant to Subsection (d)(1), if less, at the mandatory redemption price specified in Subsection (d)(1). The option to redeem additional Series M Stock pursuant to this Subsection (d)(2) shall not be cumulative.

             (3) The Corporation, at the option of the Board of Directors, may redeem at any time and from time to time, all or any part of the outstanding Series M Stock as follows:

                     IF REDEEMED IN                              UPON PAYMENT
                      THE 12 MONTHS                            OF THE REDEMPTION
                   ENDING ON OCTOBER 31,                       PRICE PER SHARE OF
               -------------------------                       ------------------
                         1986................................       $ 109.27
                         1987................................         108.02
                         1988................................         106.76
                         1989................................         105.51
                         1990................................         104.25
                         1991................................         103.00
                         1992................................         102.00
                         1993................................         101.00
                         1994................................         100.00
                         1995................................         100.00

        plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that Series M Stock may not be redeemed prior to November 1, 1990, directly or indirectly as a part of or in anticipation of any refunding of Series M Stock involving the incurring of indebtedness or the issuance of shares of Serial Preferred Stock or any other shares ranking prior to or on a parity with the Serial Preferred Stock if the interest on such indebtedness or the dividends on such shares results in an effective annual cost to the Corporation of less than the annual dividend rate of the Series M Stock. In the case of a refunding redemption of Series M Stock with borrowed funds or shares having a fixed interest or dividend rate, the annual rate of the Series M Stock is the dividend payable on the Series M Stock on or, if it is not payable on, then payable most recently before, the date the redemption notice is deposited in the mail. In the case of a refunding redemption of Series M Stock with borrowed funds or shares having an adjustable interest or dividend rate, the effective annual interest or dividend cost of such borrowed funds or shares shall be deemed to be lower than the annual dividend rate of the Series M Stock if either (i) the initial annual interest or dividend rate of such borrowed funds or shares is lower than the annual dividend rate of the Series M Stock payable on, or if it is not payable on, then payable most recently before, the date the redemption notice is deposited in the mail or (ii) the adjusted annual interest or dividend rate of such borrowed funds or shares definitely would, under the applicable adjustment formula, be lower at any time while such borrowing or shares would be outstanding than the adjusted annual dividend rate of the Series M Stock would be at the corresponding time if it also were to remain outstanding.

             (4) Any shares of Series M Stock acquired by the Corporation pursuant to Subsection (d)(2) or (3) or by purchase or otherwise may, at the option of the Board of Directors, be credited on any mandatory redemption date specified in Subsection (d)(1), in whole or in part, to reduce all or part of any unsatisfied Mandatory Redemption Obligation of the Corporation under Subsection (d)(1) on such date, such reduction to be credited first to the oldest unsatisfied Mandatory Redemption Obligation and then sequentially to each subsequent unsatisfied Mandatory Redemption Obligation, if any, to the extent of the number of shares so acquired and determined by the Board of Directors to be so credited. Any shares so credited may not thereafter be again so credited.

          (e) The amount payable per share on Series M Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d)(3) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection (e).

          (f) The number of shares of Series M Stock shall not be increased above, and shall not exceed 500,000. Series M Stock once redeemed, purchased, or otherwise acquired by the Corporation shall not be reissued as shares of Series M Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

        Section 21. Serial Preferred Stock, $9.125 Series N. {Of the 4,000,000 authorized shares of Serial Preferred Stock, }750,000 shares* of Serial Preferred Stock* are designated as a series entitled "Serial Preferred Stock, $9.125 Series N" (hereinafter called "Series N Stock"). The Series N Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class and, in addition, the following express terms applicable to all shares of Series N Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series N Stock shall be $9.125 per share.

          (b) Dividends on Series N Stock shall be payable, if declared, quarterly on the first day of February, May, August and November of each year, the first quarterly dividend being payable, if declared, on February 1, 1987, to the extent accrued.

          (c) Dividends on Series N Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series N Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series N Stock, dividends shall be cumulative from the date of the initial issue of Series N Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series N Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject to the provisions of Section 5(c)(3) of this Division, the Series N Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division as follows:

             (1) The Corporation shall, on February 1, 1993 and on each February 1 thereafter, redeem 150,000 shares of Series N Stock, or the number of shares then outstanding, if less, at the redemption price of $100 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption. If the Corporation shall not have on any such date sufficient funds legally available to effect such mandatory redemption, it shall set aside for such redemption on such date such funds, if any, as are then legally available, and shall do so as promptly as practicable thereafter as the Corporation determines that it has funds then legally available, and shall apply such funds to the redemption of shares of Series N Stock as provided in the last sentence of this Subsection (d)(1) until it has redeemed all of the Series N Stock then required to be redeemed pursuant to the first sentence of this Subsection (d)(1). Notwithstanding the foregoing, if at any time the Corporation (i) shall be obligated to redeem Series N Stock or to set aside legally available funds for that purpose and to redeem other Serial Preferred Stock for its sinking fund or other mandatory redemption terms and (ii) shall not have sufficient funds legally available to do so in full, then such portion of such then legally available funds shall be set aside to redeem the Series N Stock as shall bear the same ratio to the total funds then legally available to effect such redemption and to meet the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock as the then unmet obligation to redeem Series N Stock bears to the aggregate of such unmet obligations to redeem and the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock. At any time following the setting aside of funds to redeem Series N Stock pursuant to this Subsection (d)(1) when the amount so set aside is sufficient to redeem at least 1,000 shares of the Series N Stock, the Corporation shall promptly call for redemption such number of whole shares of Series N Stock as may be redeemed with such amount at the redemption price of $100 per share, plus accrued but unpaid dividends on the Series N Stock then being redeemed to the date of redemption.

             (2) The Corporation, at the option of the Board of Directors, may redeem at any time and from time to time, all or any part of the outstanding Series N Stock as follows:

                    IF REDEEMED IN                               UPON PAYMENT
                    THE 12 MONTHS                             OF THE REDEMPTION
                 ENDING ON JANUARY 31,                        PRICE PER SHARE OF
               -----------------------                        ------------------
                         1987................................       $ 109.13
                         1988................................         109.13
                         1989................................         108.11
                         1990................................         107.10
                         1991................................         106.08
                         1992................................         105.07
                         1993................................         104.06
                         1994................................         103.04
                         1995................................         102.03
                         1996................................         101.01
                         1997................................         100.00

        plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that Series N Stock may not be so redeemed prior to February 1, 1992, directly or indirectly as a part of or in anticipation of any refunding of Series N Stock involving the incurring of indebtedness or the issuance of shares of Serial Preferred Stock or any other shares ranking prior to or on a parity with the Serial Preferred Stock if the interest on such indebtedness or the dividends on such shares results in an effective annual cost to the Corporation of less than the annual dividend rate of the Series N Stock. In the case of a refunding optional redemption of Series N Stock with borrowed funds or shares or proceeds of shares having an adjustable interest or dividend rate, the effective annual interest or dividend cost of such borrowed funds or shares shall be deemed to be less than the annual dividend rate of the Series N Stock if the initial annual interest or dividend rate of such borrowed funds or shares is less than the annual dividend rate of the Series N Stock.

             (3) On February 1, 1997, the Corporation shall redeem all remaining shares of Series N Stock, if any, then outstanding at the redemption price of $100 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption.

          (e) The amount payable per share on Series N Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d)(2) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection (e).

          (f) The number of shares of Series N Stock shall not be increased above, and shall not exceed, 750,000. Series N Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series N Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 22. Serial Preferred Stock, Remarketed Series P. Redeemed August 31, 1993.

     Section 23. Serial Preferred Stock, $91.50 Series Q. {Of the 4,000,000 authorized shares of Serial Preferred Stock, }75,000 shares* of Serial Preferred Stock* are designated as a series entitled "Serial Preferred Stock, $91.50 Series Q" (hereinafter called "Series Q Stock"). The shares of Series Q Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class and, in addition, the following express terms applicable to all shares of Series Q Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series Q Stock shall be $91.50 per share.

          (b) Dividends on Series Q Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on September 1, 1991, to the extent accrued.

          (c) Dividends on Series Q Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series Q Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series Q Stock, dividends shall be cumulative from the date of the initial issue of Series Q Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series Q Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject in each case to the provisions of Section 5(c)(3) of this Division, Series Q Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division, and as follows:

             (1) Series Q Stock shall be redeemed in part from time to time for the Sinking Fund as hereinafter set forth at a redemption price of $1,000 per share, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption (such price plus such amount being hereinafter called the "Sinking Fund Redemption Price"). As and for a Sinking Fund for Series Q Stock, so long as and to the extent that any shares thereof are outstanding, the Corporation will redeem on each June 1 (hereinafter called "Sinking Fund Date") commencing with June 1, 1995 and ending on June 1, 2000, 10,714 shares of Series Q Stock, and on June 1, 2001, the remaining 10,716 shares of

        Series Q Stock, or the number of shares then outstanding, if less, at the Sinking Fund Redemption Price (the Corporation's obligation to redeem such number of such shares on any Sinking Fund Date being hereinafter referred to as the "Sinking Fund Obligation"). If the Corporation shall not have on any Sinking Fund Date sufficient funds legally available to effect such mandatory redemption, it shall set aside for such redemption on such date such funds, if any, as are then legally available, and shall do so as promptly as practicable thereafter as the Corporation determines that it has funds then legally available, on such date such funds, if any, as are then legally available, and shall apply such funds to the redemption of shares of Series Q Stock as provided in the last sentence of this Subsection (d)(1) until it has redeemed all of the Series Q Stock then required to be redeemed pursuant to this Subsection (d)(1). Notwithstanding the foregoing, if at any time the Corporation (i) shall be obligated to redeem Series Q Stock or to set aside legally available funds for that purpose and to redeem other Serial Preferred Stock for its sinking fund or other mandatory redemption terms and (ii) shall not have sufficient funds legally available to do so in full, then such portion of such then legally available funds shall be set aside to redeem the Series Q Stock as shall bear the same ratio to the total funds then legally available to effect such redemption and to meet the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock as the then unmet obligation to redeem Series Q Stock bears to the aggregate of such unmet obligations to redeem and the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock. At any time following the setting aside of funds to redeem Series Q Stock pursuant to this Subsection (d)(1) when the amount so set aside is sufficient to redeem at least 100 shares of Series Q Stock, the Corporation shall promptly call for redemption such number of whole shares of Series Q Stock as may be redeemed with such amount at the redemption price of $1,000 per share, plus accrued but unpaid dividends on Series Q Stock then being redeemed to the date of redemption.

             (2) On each Sinking Fund Date so long as and to the extent that Series Q Stock shall be outstanding, and provided that the Corporation has fulfilled its Sinking Fund Obligation on such date, the Corporation may at the option of the Board of Directors redeem additional shares of Series Q Stock (any redemption of less than all of the then outstanding Series Q Stock being applied in satisfaction of required Sinking Fund Obligations in inverse order of their scheduled Sinking Fund Dates) at the redemption price of $1,000 per share (the "Redemption Amount"), plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption, plus in each case the Optional Redemption Amount, if any.

             For purposes of this Section 23(d)(2) (and Section 23(e) as provided therein), the following definitions shall apply:

                "OPTIONAL REDEMPTION AMOUNT" shall mean, with respect to each share of Series Q Stock, an amount equal to (A) the excess, if any, of the Discounted Value of the Called Amount over the sum of (i) such Called Amount plus (ii) accrued and unpaid dividends on the shares of Series Q Stock to be redeemed as of (including dividends payable on) the Settlement Date, divided by (B) the number of shares of Series Q Stock to be redeemed on such Settlement Date. The Optional Redemption Amount shall in no event be less than zero.

                "BUSINESS DAY" shall mean any day other than a Saturday, a Sunday or a day on which commercial banks in New York City or Ohio are required or authorized to be closed.

                "CALLED AMOUNT" shall mean, with the respect to the Series Q Stock the aggregate Redemption Amount of the shares of Series Q Stock that are to be redeemed pursuant to this Section 23(d)(2) or pursuant to the provisions of Section 23(e) regarding voluntary liquidation, dissolution, or winding up of the affairs of the Corporation.

                "DISCOUNTED VALUE" shall mean, with respect to the Called Amount, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Amount from their respective scheduled due dates to the Settlement Date, in accordance with accepted financial practice and at a discount factor (applied on a quarterly basis) equal to the Reinvestment Yield with respect to such Called Amount.

                "REINVESTMENT YIELD" shall mean, with respect to the Called Amount, the yield to maturity implied by (i) the yields reported, as of 10:00 A.M. (New York City time) on the Business Day next preceding the Settlement Date, on the display designated as "Page 678" on the Telerate Service (or such other display as may replace Page 678 on the Telerate Service) for actively traded U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Amount as of such Settlement Date, or, if such yields shall not be reported as of such time or if the yields reported as of such time shall not be ascertainable, (ii) the Treasury Constant Maturity Series yields reported, for the latest day for which such yields shall have been so reported as of the Business Day next preceding the Settlement Date, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Amount as of such Settlement Date. Such implied yield shall be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between reported yields.

                "REMAINING AVERAGE LIFE" shall mean, with respect to the Called Amount, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Amount into (ii) the sum of the products obtained by multiplying (a) each Remaining Scheduled Payment of such Called Amount (but not of dividends that would have been payable with respect to the shares of Series Q Stock to be redeemed between the Settlement Date and the respective Sinking Fund Dates) by (b) the number of years (calculated to the nearest one-twelfth year which will elapse between the Settlement Date and the scheduled Sinking Fund Date of such Remaining Scheduled Payment.

                "REMAINING SCHEDULED PAYMENTS" shall mean, with respect to the Called Amount, all payments required by Section 23(d)(1) with respect to such Called Amount plus all dividends at the rate of $103.60 per annum on the shares of Series Q Stock to be redeemed that would have been payable between the Settlement Date and the respective Sinking Fund Dates.

                "SETTLEMENT DATE" shall mean, with respect to the Called Amount, the date on which such Called Amount is to be redeemed pursuant to this Section 23(d)(2) or becomes payable pursuant to the provisions of Section 23(e) regarding voluntary liquidation, dissolution or winding up of the affairs of the Corporation.

             (3) On June 1, 2001, the Corporation shall redeem all remaining shares of Series Q Stock, if any, then outstanding at the redemption price of $1,000 per share plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption.

          (e) The amount payable per share on Series Q Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in Subsection (d)(2) of this Section and in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $1,000, plus in each case an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this Subsection (e).

          (f) The number of shares of Series Q Stock shall not be increased above,and shall not exceed, 75,000. Series Q Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series Q Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

          (g) In the event that there is for any reason a change in the Federal Tax Rate (other than a change increasing such rate to more than 34%), then, in that event, the dividend rate on the Series Q Stock shall be automatically adjusted (but not higher than a rate of $105.00 per annum), effective as of the effective date of change for each such change, to the rate per annum determined by multiplying the original dividend rate on such Series Q Stock by the Adjustment Fraction.

          For purposes of this Section 23(g), the following definitions shall apply:

          "ADJUSTMENT FRACTION" shall mean the following fraction resulting from the following formula:

              (1 - Xo X Fo)) X (1 - Fn)
              -------------------------
              (1 - Xo X Fn)) X (1 - Fo)

        where

          Xo = 30% (the Inclusion Rate, which is that portion of dividends received that are includable in taxable income for corporations as set forth in the Internal Revenue Code of 1986 as amended).

          Fo = 34% (the Federal Tax Rate in effect on the date the original dividend rate was determined)

          Fn = the new Federal Tax Rate

          The Adjustment Fraction will be rounded to three decimal places with rounding up if the Fourth decimal place is .0005 or higher, and rounding down otherwise.

          "FEDERAL TAX RATE" shall mean the highest marginal income tax rate in effect for corporations as set forth in the Internal Revenue Code of 1986 as amended.

        Section 24. Serial Preferred Stock, $88.00 Series R. {Of the 4,000,000 authorized shares of Serial Preferred Stock, }50,000 shares* of Serial Preferred Stock* are designated as a series entitled "Serial Preferred Stock, $88.00 Series R" (hereinafter called "Series R Stock"). The shares of Series R Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class and, in addition, the following express terms applicable to all shares of Series R Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series R Stock shall be $88.00 per share.

          (b) Dividends on Series R Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on March 1, 1992, to the extent accrued. The amount of dividends payable on any share of Series R Stock for any period shorter than a full quarterly dividend period shall be calculated on the basis of a 360-day year and 30-day months and, with respect to any month in which such share of the Series R Stock is not outstanding for the entire month, the actual number of days that such share of Series R stock is outstanding in such month.

          (c) Dividends on Series R Stock shall be cumulative as follows:

        (1) With respect to shares included in the initial issue of Series R Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series R Stock, dividends shall be cumulative from the date of the initial issue of Series R Stock; and

        (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series R Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, the Corporation shall, on December 1, 2001, redeem all shares of Series R Stock then outstanding at the redemption price of $1,000 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption. If the Corporation shall not have on such date sufficient funds legally available to effect such mandatory redemption, it shall set aside for such redemption on such date such funds, if any, as are then legally available, and shall do so as promptly as practicable thereafter as the Corporation determines that it has funds then legally available, and shall apply such funds to the redemption of shares of Series R Stock as provided in this paragraph until it has redeemed all of the Series R Stock. Notwithstanding the foregoing, if at any time the Corporation (i) shall be obligated to redeem Series R Stock or to set aside legally available funds for that purpose and to redeem other Serial Preferred Stock and (ii) shall not have sufficient funds legally available to do so in full, then such portion of such then legally available funds shall be set aside to redeem the Series R Stock as shall bear the same ratio to the total funds then legally available to effect such redemption and to meet the then unmet obligations to redeem all outstanding Serial Preferred Stock as the then unmet obligation to redeem Series R Stock bears to the aggregate of such unmet obligations to redeem and the then unmet obligations to redeem all outstanding Serial Preferred Stock. At any time following the setting aside of funds to redeem Series R Stock pursuant to this paragraph when the amount so set aside is sufficient to redeem at least 100 shares of Series R Stock, the Corporation shall promptly call for redemption such number of whole shares of Series R Stock as may be redeemed with such amount at the redemption price of $1,000 per share, plus accrued but unpaid dividends on Series R Stock then being redeemed to the date of redemption. The shares of Series R Stock shall not be subject to redemption except pursuant to this paragraph.

          (e) The amount payable per share on Series R Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $1,000, plus an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (f) The number of shares of Series R Stock shall not be increased above, and shall not exceed, 50,000. Series R Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series R Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

        Section 25. Serial Preferred Stock, $90.00 Series S. {Of the 4,000,000 authorized shares of Serial Preferred Stock, }75,000 shares* of Serial Preferred Stock* are designated as a series entitled "Serial Preferred Stock, $90.00 Series S" (hereinafter called "Series S Stock"). The shares of Series S Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class and, in addition, the following express terms applicable to all shares of Series S Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series S Stock shall be $90.00 per share.

          (b) Dividends on Series S Stock shall be payable, if declared, quarterly on the first day of February, May, August and November of each year, the first quarterly dividend being payable, if declared, on February 1, 1993, to the extent accrued. The amount of dividends payable for the initial dividend period or any period shorter than a full quarterly dividend period shall be calculated on the basis of a 360-day year and 30-day months or, with respect to any month in which any share of the Series S Stock is not outstanding for the entire month, the actual number of days that such share of Series S Stock is outstanding in such month.

          (c) Dividends on Series S Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series S Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series S Stock, dividends shall be cumulative from the date of the initial issue of Series S Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series S Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, the Corporation shall, on November 1, 1999 and on each November 1 thereafter, redeem 18,750 shares of Series S Stock, or the number of shares then outstanding, if less, at the redemption price of $1,000 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption. If the Corporation shall not have on any such date sufficient funds legally available to effect such mandatory redemption, it shall set aside for such redemption on such date such funds, if any, as are then legally available, and shall do so as promptly as practicable thereafter as the Corporation determines that it has funds then legally available, and shall apply such funds to the redemption of shares of Series S Stock as provided in the last sentence of this paragraph until it has redeemed all of the Series S Stock then required to be redeemed pursuant to the first sentence of this paragraph. Notwithstanding the foregoing, if at any time the Corporation (i) shall be obligated to redeem Series S Stock or to set aside legally available funds for that purpose and to redeem other Serial Preferred Stock for its sinking fund or other mandatory redemption terms and (ii) shall not have sufficient funds legally available to do so in full, then such portion of such then legally available funds shall be set aside to redeem the Series S Stock as shall bear the same ratio to the total funds then legally available to effect such redemption and to meet the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock as the then unmet obligation to redeem Series S Stock bears to the aggregate of such unmet obligations to redeem and the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock. At any time following the setting aside of funds to redeem Series S Stock pursuant to this paragraph when the amount so set aside is sufficient to redeem at least 100 shares of Series S Stock, the Corporation shall promptly call for redemption such number of whole shares of Series S Stock as may be redeemed with such amount at the redemption price of $1,000 per share, plus accrued but unpaid dividends on Series S Stock then being redeemed to the date of redemption. The shares of Series S Stock shall not be subject to redemption except pursuant to this paragraph.

          (e) The amount payable per share on Series S Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $1,000, plus an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (f) The number of shares of Series S Stock shall not be increased above, and shall not exceed, 75,000. Series S Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series S Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.


     Section 26. Serial Preferred Stock, $42.40 Series T. {Of the 4,000,000 authorized shares of Serial Preferred Stock, }200,000 shares* of Serial Preferred Stock* are designated as a series entitled "Serial Preferred Stock, $42.40 Series T" (hereinafter called "Series T Stock"). The shares of Series T Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class and, in addition, the following express terms applicable to all shares of Series T Stock as a series of the Serial Preferred Stock:


          (a) The annual dividend rate of the Series T Stock shall be $42.40 per share.

          (b) Dividends on Series T Stock shall be payable, if declared, quarterly on the first day of February, May, August and November of each year, the first quarterly dividend being payable, if declared, on August 1, 1993, to the extent accrued. The amount of dividends payable for the initial dividend period or any period shorter than a full quarterly dividend period shall be calculated on the basis of a 360-day year and 30-day months or, with respect to any month in which any share of the Series T Stock is not outstanding for the entire month, the actual number of days that such share of Series T Stock is outstanding in such month.

          (c) Dividends on Series T Stock shall be cumulative as follows:

             (1) With respect to shares included in the initial issue of Series T Stock and shares issued any time thereafter up to and including the record date for the payment of the first dividend on the initial issue of Series T Stock, dividends shall be cumulative from the date of the initial issue of Series T Stock; and

             (2) With respect to shares issued any time after the aforesaid record date, dividends shall be cumulative from the dividend payment date next preceding the date of issue of such shares, except that if such shares are issued during the period commencing the day after the record date for the payment of a dividend on Series T Stock and ending on the payment date of that dividend, dividends with respect to such shares shall be cumulative from that dividend payment date.

          (d) Series T Stock shall not be redeemable prior to June 1, 1998. Thereafter, subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series T Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $500 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption.

          (e) The amount payable per share on Series T Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $500, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (f) The number of shares of Series T Stock shall not be increased above, and shall not exceed, 200,000. Series T Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series T Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.


     *Section 27. Serial Preferred Stock, $4.25 Series U. 160,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $4.25 Series U" (hereinafter called "Series U Stock"). The Series U Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series U Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series U Stock shall be $4.25 per share.

          (b) Dividends on Series U Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 4 1/4% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series U Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series U Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 4 1/4% Cumulative Preferred Stock prior to the conversion of such 4 1/4% Cumulative Preferred Stock into the Series U Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series U Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $104.625 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series U Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $4.625 shall be so paid.

          (f) The number of shares of Series U Stock shall not be increased above, and shall not exceed, 160,000. Series U Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series U Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in,*

     *any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 28. Serial Preferred Stock, $4.56 Series V. 50,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $4.56 Series V" (hereinafter called "Series V Stock"). The Series V Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series V Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series V Stock shall be $4.56 per share.

          (b) Dividends on Series V Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 4.56% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series V Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series V Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 4.56% Cumulative Preferred Stock prior to the conversion of such 4.56% Cumulative Preferred Stock into the Series V Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series V Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $101.00 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series V Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $1.00 shall be so paid.

          (f) The number of shares of Series V Stock shall not be increased above, and shall not exceed, 150,000. Series V Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series V Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 29. Serial Preferred Stock, $4.25 Series W. 100,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $4.25 Series W" (hereinafter called "Series W Stock"). The Series W Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series W Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series W Stock shall be $4.25 per share.

          (b) Dividends on Series W Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 4.25% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series W Stock shall be the next ensuing first day of March, June, September or December.*

          *(c) Dividends on Series W Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 4.25% Cumulative Preferred Stock prior to the conversion of such 4.25% Cumulative Preferred Stock into the Series W Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series W Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $102.00 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series W Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $2.00 shall be so paid.

          (f) The number of shares of Series W Stock shall not be increased above, and shall not exceed, 100,000. Series W Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series W Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 30. Serial Preferred Stock, $8.32 Series X. 100,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $8.32 Series X" (hereinafter called "Series X Stock"). The Series X Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series X Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series X Stock shall be $8.32 per share.

          (b) Dividends on Series X Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 8.32% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series X Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series X Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 8.32% Cumulative Preferred Stock prior to the conversion of such 8.32% Cumulative Preferred Stock into the Series X Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series X Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $102.46 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series X Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $2.46 shall be so paid.

          (f) The number of shares of Series X Stock shall not be increased above, and shall not exceed, 100,000. Series X Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series X Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in,*

     *any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 31. Serial Preferred Stock, $7.76 Series Y. 150,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $7.76 Series Y" (hereinafter called "Series Y Stock"). The Series Y Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series Y Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series Y Stock shall be $7.76 per share.

          (b) Dividends on Series Y Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 7.76% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series Y Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series Y Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 7.76% Cumulative Preferred Stock prior to the conversion of such 7.76% Cumulative Preferred Stock into the Series Y Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series Y Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $102.437 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series Y Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $2.437 shall be so paid.

          (f) The number of shares of Series Y Stock shall not be increased above, and shall not exceed, 150,000. Series Y Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series Y Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 32. Serial Preferred Stock, $7.80 Series Z. 150,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $7.80 Series Z" (hereinafter called "Series Z Stock"). The Series Z Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series Z Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series Z Stock shall be $7.80 per share.

          (b) Dividends on Series Z Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 7.80% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series Z Stock shall be the next ensuing first day of March, June, September or December.*

          *(c) Dividends on Series Z Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 7.80% Cumulative Preferred Stock prior to the conversion of such 7.80% Cumulative Preferred Stock into the Series Z Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series Z Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $101.65 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series Z Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $1.65 shall be so paid.

          (f) The number of shares of Series Z Stock shall not be increased above, and shall not exceed, 150,000. Series Z Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series Z Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 33. Serial Preferred Stock, $10.00 Series AA. 190,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $10.00 Series AA" (hereinafter called "Series AA Stock"). The Series AA Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series AA Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series AA Stock shall be $10.00 per share.

          (b) Dividends on Series AA Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 10% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series AA Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series AA Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 10% Cumulative Preferred Stock prior to the conversion of such 10% Cumulative Preferred Stock into the Series AA Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series AA Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $101.00 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series AA Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $1.00 shall be so paid.

          (f) The number of shares of Series AA Stock shall not be increased above, and shall not exceed, 190,000. Series AA Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series AA Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in,*

     *any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 34. Serial Preferred Stock, $9.375 Series BB. 83,500 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $9.375 Series BB" (hereinafter called "Series BB Stock"). The Series BB Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series BB Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series BB Stock shall be $9.375 per share.

          (b) Dividends on Series BB Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 9.375% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series BB Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series BB Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 9.375% Cumulative Preferred Stock prior to the conversion of such 9.375% Cumulative Preferred Stock into the Series BB Stock in the Merger.

          (d) Subject in each case to the provisions of Section 5(c)(3) of this Division, Series BB Stock shall be redeemable in the manner provided in Sections 3(b)(1) and (2) of this Division, and as follows:

             (1) Series BB Stock shall be redeemed in part from time to time for the Sinking Fund as hereinafter set forth at a redemption price of $100 per share, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption (such price plus such amount being hereinafter called the "Sinking Fund Redemption Price"). As and for a Sinking Fund for Series BB Stock, so long as and to the extent that any shares thereof are outstanding, the Corporation will redeem on each June 1 (hereinafter called "Sinking Fund Date") commencing with June 1, 1995 and ending on June 1, 1998, 16,650 shares of Series BB Stock, and on June 1, 1999, the remaining 16,900 shares of Series BB Stock, or the number of shares then outstanding, if less, at the Sinking Fund Redemption Price (the Corporation's obligation to redeem such number of shares on any Sinking Fund Date being hereinafter referred to as the "Sinking Fund Obligation"). If the Corporation shall not have on any Sinking Fund Date sufficient funds legally available to effect such mandatory redemption, it shall set aside for such redemption on such date such funds, if any, as are then legally available, and shall do so as promptly as practicable thereafter as the Corporation determines that it has funds then legally available, and shall apply such funds to the redemption of shares of Series BB Stock as provided in the last sentence of this Subsection (d)(1) until it has redeemed all of the Series BB Stock then required to be redeemed pursuant to this Subsection (d)(1). Notwithstanding the foregoing, if at any time the Corporation (i) shall be obligated to redeem Series BB Stock or to set aside legally available funds for that purpose and to redeem other Serial Preferred Stock for its sinking fund or other mandatory redemption terms and (ii) shall not have sufficient funds legally available to do so in full, then such portion of such then legally available funds shall be set aside to redeem the Series BB Stock as shall bear the same ratio to the total funds then legally available to effect such redemption and to meet the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock as the then unmet obligation to redeem Series BB Stock bears to the aggregate of such unmet obligations to redeem and the then unmet obligations of the sinking fund and other mandatory redemption terms of all outstanding Serial Preferred Stock. At any time following the setting aside of funds to redeem Series BB Stock pursuant to this Subsection (d)(1) when the amount so set aside is sufficient to redeem at least 100 shares of Series BB Stock, the Corporation shall promptly call for redemption such number of whole shares of Series BB Stock as may be redeemed with such amount at the redemption price of $100 per share, plus accrued but unpaid dividends on Series BB Stock then being redeemed to the date of redemption.*

             *(2) On each Sinking Fund Date so long as and to the extent that Series BB Stock shall be outstanding, and provided that the Corporation has fulfilled its Sinking Fund Obligation on such date, the Corporation may at the option of the Board of Directors on each said June 1 redeem up to 16,650 additional shares of Series BB Stock (any redemption of less than all of the then outstanding Series BB Stock being applied in satisfaction of required Sinking Fund Obligations in inverse order of their scheduled Sinking Fund Dates) at the redemption price of $100 per share (the "Redemption Amount"), plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that not more than 37,500 shares of Series BB Stock shall be redeemed pursuant to this Subsection (d)(2).

             (3) Series BB Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $101.98 per share if redeemed prior to June 1, 1995, or $101.48 per share if redeemed on or subsequent to June 1, 1995 and prior to June 1, 1996, or $100.99 per share if redeemed on or subsequent to June 1, 1996 and prior to June 1, 1997, or $100.49 per share if redeemed on or subsequent to June 1, 1997 and prior to June 1, 1998, or $100.00 per share if redeemed on or subsequent to June 1, 1998 plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of redemption.

          (e) The amount payable per share on Series BB Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum equal to the excess of the redemption price per share provided in Subsection (d)(3) hereof over $100 shall be so paid.

          (f) The number of shares of Series BB Stock shall not be increased above, and shall not exceed, 83,500. Series BB Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series BB Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 35. Serial Preferred Stock, $8.84 Series CC. 250,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $8.84 Series CC" (hereinafter called "Series CC Stock"). The Series CC Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series CC Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series CC Stock shall be $8.84 per share.

          (b) Dividends on Series CC Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its 8.84% Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series CC Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series CC Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its 8.84% Cumulative Preferred Stock prior to the conversion of such 8.84% Cumulative Preferred Stock into the Series CC Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series CC Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $101.00 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.*

          (e) The amount payable per share on Series CC Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100.00, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $1.00 shall be so paid.

          (f) The number of shares of Series CC Stock shall not be increased above, and shall not exceed, 250,000. Series CC Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series CC Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 36. Serial Preferred Stock, $9.46 Series DD. 350,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $9.46 Series DD" (hereinafter called "Series DD Stock"). The Series DD Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series DD Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series DD Stock shall be $9.46 per share.

          (b) Dividends on Series DD Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its $2.365 Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series DD Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series DD Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its $2.365 Cumulative Preferred Stock prior to the conversion of such $2.365 Cumulative Preferred Stock into the Series DD Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series DD Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $111.00 per share, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series DD Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100.00, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary, an additional sum of $11.00 shall be so paid.

          (f) The number of shares of Series DD Stock shall not be increased above, and shall not exceed, 350,000. Series DD Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series DD Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 37. Serial Preferred Stock, Adjustable Rate Series EE. 300,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, Adjustable Rate Series EE" (hereinafter called "Series EE Stock"). The Series EE Stock shall have the express terms set forth in this Division as being*

*applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series EE Stock as a series of the Serial Preferred Stock:

          (a) The dividend rate of the Series EE Stock shall be as follows:

             (1) An annual rate that is .15% above the Applicable Rate (as defined in Subsection (a)(2) from time to time in effect for each three-month dividend period; provided, however, that the annual dividend rate shall in no event be less than 7.00% or more than 14.00% for any dividend period.

             (2) The applicable rate (hereinafter called the "Applicable Rate") for any dividend period shall be the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate (each as hereinafter defined) for such dividend period, except that in the event the Corporation determines in good faith that for any reason one or more of such rates cannot be determined for any dividend period, then the Applicable Rate for such dividend shall be the higher of whichever of such rates can be so determined or in the event the Corporation determines in good faith that none of such rates can be determined for any dividend period, then the Applicable Rate in effect for the preceding dividend period shall be continued for such dividend period.

             (3) Except as provided below in this Subsection (a)(3), the "Treasury Bill Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period (as hereinafter defined)) for the three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of February, May, August or November, as the case may be, prior to the dividend period for which the dividend rate on the Series EE Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum market discount rate during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during such Calendar Period) for three-month U.S. Treasury bills, as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum market discount rate for three-month U.S. Treasury bills is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during such Calendar Period) for all of the U.S. Treasury bills then having maturities of not less than 80 nor more than 100 days, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such rates, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason no such U.S. Treasury bill rates are published as provided above during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable non-interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Treasury Bill Rate for such dividend period as provided above in this Subsection (a)(3), the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.*

             *(4) Except as provided below in this Subsection (a)(4), the "Ten Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of February, May, August or November, as the case may be, prior to the dividend period for which the dividend rate on the Series EE Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Ten Year Average Yield during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Ten Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during such Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as hereinafter defined)) then having maturities of not less than eight nor more than twelve years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Ten Year Constant Maturity Rate for such dividend period as provided above in this Subsection (a)(4), then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the Closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eight nor more than twelve years from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (5) Except as provided below in this Subsection (a)(5), the "Twenty Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of February, May, August or November, as the case may be, prior to the dividend period for which the dividend rate on the Series EE Stock is being determined. In the event the Federal Reserve Board does not publish such a weekly per annum Twenty Year Average Yield during such Calendar Period, then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield is published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Twenty Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during such Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having maturities of not less than eighteen nor more than twenty-two years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve*

        *Bank or by any U.S. government department or agency selected by the Corporation. In the event that the Corporation determines in good faith that for any reason the Corporation cannot determine the Twenty Year Constant Maturity Rate for such dividend period as provided above in this Subsection (a)(5), then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eighteen nor more than twenty-two years from the date of each quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (6) The Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate each shall be rounded to the nearest one hundredth of a percentage point.

             (7) The fixed dividend rate per share for each dividend period shall be computed in dollars by dividing the dividend rate for such dividend period by four and, in the case of an Applicable Rate, converting such rate to a fraction and multiplying it by $100.00; provided that the dividend payable for any period longer or shorter than a full quarterly dividend period shall be computed on the basis of a 360-day year consisting of 30-day months.

             (8) The dividend rate with respect to each dividend period shall be calculated as promptly as practicable by the Corporation. The mathematical accuracy of each such calculation shall be confirmed in writing by the Corporation's independent auditors. The Corporation shall cause each individual rate to be published in a newspaper of general circulation in New York City prior to the commencement of the dividend period to which it applies.

             (9) As used in this Subsection (a), the term "Calendar Period" means a period of fourteen calendar days; the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Twenty Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of twenty years).

          (b) Dividends on Series EE Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its Adjustable Rate Preferred Stock, Series A, then the first payment date for a quarterly dividend on the Series EE Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series EE Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its Adjustable Rate Preferred Stock, Series A, prior to the conversion of such Adjustable Rate Preferred Stock, Series A, into the Series EE Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series EE Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $103.00 per share if redeemed prior to December 1, 1995 and $100.00 per share if redeemed on or after December 1, 1995, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series EE Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100.00, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph;*

     *provided, however, that if such liquidation, dissolution or winding up is voluntary and occurs prior to December 1, 1995, an additional sum of $3.00 shall be so paid.

          (f) The number of shares of Series EE Stock shall not be increased above, and shall not exceed, 300,000. Series EE Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series EE Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 38. Serial Preferred Stock, Adjustable Rate Series FF. 300,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, Adjustable Rate Series FF" (hereinafter called "Series FF Stock"). The Series FF Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series FF Stock as a series of the Serial Preferred Stock:

          (a) The dividend rate of the Series FF Stock shall be as follows:

             (1) An annual rate that is 1.00% above the Applicable Rate (as defined in Subsection (a)(2) from time to time in effect for each three-month dividend period; provided, however, that the annual dividend rate shall in no event be less than 7.00% or more than 13.00% for any dividend period.

             (2) The applicable rate (hereinafter called the "Applicable Rate") for any dividend period shall be the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate (each as hereinafter defined) for such dividend period, except that in the event the Corporation determines in good faith that for any reason one or more of such rates cannot be determined for any dividend period, then the Applicable Rate for such dividend shall be the higher of whichever of such rates can be so determined or in the event the Corporation determines in good faith that none of such rates can be determined for any dividend period, then the Applicable Rate in effect for the preceding dividend period shall be continued for such dividend period.

             (3) Except as provided below in this Subsection (a)(3), the "Treasury Bill Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period (as hereinafter defined)) for the three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of February, May, August or November, as the case may be, prior to the dividend period for which the dividend rate on the Series FF Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum market discount rate during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during such Calendar Period) for three-month U.S. Treasury bills, as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum market discount rate for three-month U.S. Treasury bills is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the two most recently weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during such Calendar Period) for all of the U.S. Treasury bills then having maturities of not less than 80 nor more than 100 days, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such rates, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason no such U.S. Treasury bill rates are published as provided above during such Calendar Period, then the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable non-*

        *interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Treasury Bill Rate for such dividend period as provided above in this Subsection
        (a)(3), the Treasury Bill Rate for such dividend period shall be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (4) Except as provided below in this Subsection (a)(4), the "Ten Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of February, May, August or November, as the case may be, prior to the dividend period for which the dividend rate on the Series FF Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Ten Year Average Yield during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield is published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Ten year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during such Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as hereinafter defined)) then having maturities of not less than eight nor more than twelve years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event the Corporation determines in good faith that for any reason the Corporation cannot determine the Ten Year Constant Maturity Rate for such dividend period as provided above in this Subsection (a)(4), then the Ten Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eight nor more than twelve years from the date of each such quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (5) Except as provided below in this Subsection (a)(5), the "Twenty Year Constant Maturity Rate" for each dividend period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of February, May, August or November, as the case may be, prior to the dividend period for which the dividend rate on the Series FF Stock is being determined. In the event the Federal Reserve Board does not publish such a weekly per annum Twenty Year Average Yield during such Calendar Period, then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the*

        *two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield is published during such Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Twenty Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield is published during such Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having maturities of not less than eighteen nor more than twenty-two years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. government department or agency selected by the Corporation. In the event that the Corporation determines in good faith that for any reason the Corporation cannot determine the Twenty Year Constant Maturity Rate for such dividend period as provided above in this Subsection (a)(5), then the Twenty Year Constant Maturity Rate for such dividend period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eighteen nor more than twenty-two years from the date of each quotation, as quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Corporation by at least three recognized U.S. Government securities dealers selected by the Corporation.

             (6) The Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate each shall be rounded to the nearest one hundredth of a percentage point.

             (7) The fixed dividend rate per share for each dividend period shall be computed in dollars by dividing the dividend rate for such dividend period by four and, in the case of an Applicable Rate, converting such rate to a fraction and multiplying it by $100.00; provided that the dividend payable for any period longer or shorter than a full quarterly dividend period shall be computed on the basis of a 360-day year consisting of 30-day months.

             (8) The dividend rate with respect to each dividend period shall be calculated as promptly as practicable by the Corporation. The mathematical accuracy of each such calculation shall be confirmed in writing by the Corporation's independent auditors. The Corporation shall cause each individual rate to be published in a newspaper of general circulation in New York City prior to the commencement of the dividend period to which it applies.

             (9) As used in this Subsection (a), the term "Calendar Period" means a period of fourteen calendar days; the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Twenty Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of twenty years).

          (b) Dividends on Series FF Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its Adjustable Rate Preferred Stock, Series B, then the first payment date for a quarterly dividend on the Series FF Stock shall be the next ensuing first day of March, June, September or December.*

          *(c) Dividends on Series FF Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its Adjustable Rate Preferred Stock, Series B, prior to the conversion of such Adjustable Rate Preferred Stock, Series B, into the Series FF Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series FF Stock shall be redeemable at any time or from time to time, at the option of the Board of Directors, upon payment of $103.00 per share if redeemed prior to March 1, 1996 and $100.00 per share if redeemed on or after March 1, 1996, plus in each case an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph.

          (e) The amount payable per share on Series FF Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation shall be $100.00, plus an amount per share equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this paragraph; provided, however, that if such liquidation, dissolution or winding up is voluntary and occurs prior to March 1, 1996, an additional sum of $3.00 shall be so paid.

          (f) The number of shares of Series FF Stock shall not be increased above, and shall not exceed, 300,000. Series FF Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series FF Stock, but, having been restored to the status of authorized but unissued shares of Serial Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Serial Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.

     Section 39. Serial Preferred Stock, $11.24 Series GG. 100,000 shares of Serial Preferred Stock are designated as a series entitled "Serial Preferred Stock, $11.24 Series GG" (hereinafter called "Series GG Stock"). The Series GG Stock shall have the express terms set forth in this Division as being applicable to all shares of Serial Preferred Stock as a class, and, in addition, the following express terms applicable to all shares of Series GG Stock as a series of the Serial Preferred Stock:

          (a) The annual dividend rate of the Series GG Stock shall be $11.24 per share.

          (b) Dividends on Series GG Stock shall be payable, if declared, quarterly on the first day of March, June, September and December of each year, the first quarterly dividend being payable, if declared, on the first such payment date following the merger of The Toledo Edison Company ("Toledo Edison") into The Cleveland Electric Illuminating Company (the "Merger"); provided, however, that if a record date shall have been established and a dividend declared, payable on such date, by Toledo Edison with respect to its $2.81 Cumulative Preferred Stock, then the first payment date for a quarterly dividend on the Series GG Stock shall be the next ensuing first day of March, June, September or December.

          (c) Dividends on Series GG Stock shall be cumulative from the last dividend payment date established by Toledo Edison with respect to its $2.81 Cumulative Preferred Stock prior to the conversion of such $2.81 Cumulative Preferred Stock into the Series GG Stock in the Merger.

          (d) Subject to the provisions of Section 5(c)(3) of this Division and in the manner provided in Sections 3(b)(1) and (2) of this Division, Series GG Stock shall be redeemable as follows:

             (1) So long as there shall be outstanding any shares of Series GG Stock, after full dividends on the outstanding Serial Preferred Stock of all series shall have been paid or declared and set apart for payment with respect to all past dividend periods and the current dividend period, the Corporation shall redeem for a sinking fund, at a redemption price of $100.00 per share ("Sinking Fund Redemption Price"), plus an amount, per share, equal to all dividends accrued and unpaid thereon to the date of redemption, payable out of funds legally available therefor, 100,000 shares of Series GG Stock, on September 1, in each year beginning in 1995, unless a fewer number of shares shall be outstanding in which case the fewer number shall be so redeemed; provided, however, that the Corporation may apply, as a credit against the number of shares of Series GG Stock to be redeemed for the sinking fund as aforesaid, any shares of Series GG Stock previously purchased or redeemed by the Corporation, other than shares previously redeemed for the sinking fund or shares redeemed pursuant to subpara-*

        *graph (d)(2) of this Paragraph or shares previously so applied as a credit. If the Corporation shall fail for any reason on any such September 1 so to redeem and credit 100,000 shares for the sinking fund, the number of shares to be redeemed and credited on the next such September 1 shall be increased by the amount of the deficiency. Unless all shares of Series GG Stock theretofore required to be redeemed for the sinking fund for Series GG Stock shall have been redeemed, no dividends shall be declared or paid upon or set apart for the Common Stock or any other stock ranking junior to the Cumulative Preferred Stock in respect of dividends or assets, and no shares of Common Stock or any other stock ranking junior to the Cumulative Preferred Stock in respect of dividends or assets shall be purchased or otherwise acquired for a consideration by the Corporation.

             (2) On September 1 in each year beginning in 1995, the Corporation, at the option of the Board of Directors, may redeem an additional 100,000 shares of Series GG Stock, at the Sinking Fund Redemption Price, plus an amount, per share, equal to all dividends accrued and unpaid thereon to the date of redemption; provided, however, that the redemption of such additional shares shall not reduce the amount so required to be redeemed in any subsequent year; and provided, further, that the right of the Corporation to redeem such additional shares shall not be cumulative.

             (3) The Corporation, at the option of the Board of Directors, may redeem at any time all, or from time to time any part, of the outstanding Series GG Stock as follows:

                  IF REDEEMED IN                                 UPON PAYMENT
                   THE 12 MONTHS                               OF THE REDEMPTION
                ENDING ON AUGUST 31,                          PRICE PER SHARE OF
               ---------------------                          ------------------
                      1995...................................       $ 102.48
                      1996...................................         101.24
                      1997...................................         100.00

        plus, in each case, an amount, per share, equal to all dividends accrued and unpaid thereon to the date of redemption.

             (4) On September 1, 1997, the Corporation shall redeem, out of funds legally available therefor, all remaining shares of Series GG Stock, if any, then outstanding at the redemption price of $100.00 per share, plus an amount, per share, equal to all dividends accrued and unpaid thereon to the date of redemption.

          (e) The amount payable per share on Series GG Stock in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the redemption price then in effect as set forth in subparagraph (d)(3) of this Paragraph or in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100.00, plus, in either case, an amount, per share, equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to this subparagraph.

          (f) The number of shares of Series GG Stock shall not be increased above and shall not exceed 250,000. Series GG Stock once redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as shares of Series GG Stock, but, having been restored to the status of authorized but unissued shares of Cumulative Preferred Stock without serial designation, may, in whole or in part, be, or be included in, any subsequent series of Cumulative Preferred Stock of a new designation with such express terms as may be fixed by the Board of Directors of the Corporation.*

                                   DIVISION B

     The Preference Stock shall have the following express terms:

     Section 1. Preferences; Series. The Preference Stock shall rank junior to the Serial Preferred Stock as to the payment of dividends and as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation. The Preference Stock may be issued from time to time in one or more series. All shares of Preference Stock shall be of equal rank and shall be identical, except in respect of the matters that may be fixed by the Board of Directors as hereinafter provided, and each share of a series shall be identical with all other shares of such series, except as to the date from which dividends are cumulative. Subject to the provisions of Sections 2 to 7, inclusive, of this Division, which provisions shall apply to all Preference Stock, the Board of Directors hereby is authorized to cause such shares to be issued in one or more series and with respect to each such series to determine and fix prior to the issuance thereof (and thereafter, to the extent provided in clause (b) of this Section) the following:

          (a) The designation of the series, which may be by distinguishing number, letter or title;

          (b) The number of shares of the series, which number the Board of Directors may (except where otherwise provided in the creation of the series) increase or decrease from time to time before or after the issuance thereof (but not below the number of shares thereof then outstanding);

          (c) The annual dividend rate or rates of the series;

          (d) The dates on which and the period or periods for which dividends, if declared, shall be payable and the date or dates from which dividends shall accrue and be cumulative;

          (e) The redemption rights and price or prices, if any, for shares of the series;

          (f) The terms and amount of the sinking fund, if any, for the purchase or redemption of shares of the series;

          (g) The amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, which may be different for voluntary and involuntary liquidation, dissolution or winding up;

          (h) Whether the shares of the series shall be convertible into Common Stock or shares of any other class ranking junior to the Preference Stock or any series of the same class of stock of the Corporation and, if so, the conversion rate or rates or price or prices, any adjustments thereof and all other terms and conditions upon which such conversion may be made; and

          (i) Restrictions (in addition to those set forth in Sections 5(c) and 5(d) of this Division) on the issuance of shares of the same series or of any other class or series.

     The Board of Directors is authorized to adopt from time to time amendments to the Amended Articles of Incorporation fixing, with respect to each such series, the matters described in clauses (a) to (i), inclusive, of this Section.

     Section 2.  Dividends.

          (a) The holders of Preference Stock of each series, subject to the prior preference with respect to dividends upon Serial Preferred Stock set forth in Section 2 of Division A and in preference to the holders of Common Stock and of any other class of shares ranking junior to the Preference Stock, shall be entitled to receive out of any funds legally available and when and as declared by the Board of Directors, dividends in cash at the rate or rates for such series fixed in accordance with the provisions of
     Section 1 of this Division and no more, payable on the dates fixed for such series. Such dividends shall be cumulative, in the case of shares of each particular series, from and after the date or dates fixed with respect to such series. No dividends shall be paid upon or declared or set apart for any series of the Preference Stock for any dividend period unless at the same time a like proportionate dividend for the dividend periods terminating on the same or any earlier date, ratably in proportion to the respective annual dividend rates fixed therefor, shall have been paid upon or declared or set apart for all Preference Stock of all series then issued and outstanding and entitled to receive such dividend.

          (b) So long as any Preference Stock shall be outstanding no dividend, except a dividend payable in Common Stock or other shares ranking junior to the Preference Stock, shall be paid or declared or any distribution be made, except as aforesaid, in respect of the Common Stock or any other shares ranking junior to the Preference Stock, nor shall any Common Stock or any other shares ranking junior to the Preference Stock be purchased, retired or otherwise acquired by the Corporation, except out of the proceeds of the sale of Common Stock or other shares of the Corporation ranking junior to the Preference Stock received by the Corporation subsequent to the date of first issuance of Preference Stock of any series, unless:

             (1) All accrued and unpaid dividends on Preference Stock, including the full dividends for all current dividend periods, shall have been declared and paid or a sum sufficient for payment thereof set apart; and

             (2) There shall be no arrearages with respect to the redemption of Preference Stock of any series from any sinking fund provided for shares of such series in accordance with the provisions of Section 1 of this Division.

     Section 3.  Redemption.

          (a) Subject to the express terms of each series and to the provisions of Section 5(c)(2) of this Division, the Corporation:

             (1) May, from time to time at the option of the Board of Directors, redeem all or any part of any redeemable series of Preference Stock at the time outstanding at the applicable redemption price for such series fixed in accordance with the provisions of Section 1 of this Division; and

             (2) Shall, from time to time, make such redemptions of each series of Preference Stock as may be required to fulfill the requirements of any sinking fund provided for shares of such series at the applicable sinking fund redemption price fixed in accordance with the provisions of
        Section 1 of this Division;

     and shall in each case pay all accrued and unpaid dividends to the redemption date.

        (b) (1) Notice of every such redemption shall be mailed, postage prepaid, to the holders of record of the Preference Stock to be redeemed at their respective addresses then appearing on the books of the Corporation, not less than 30 days nor more than 90 days prior to the date fixed for such redemption, or such other time prior thereto as the Board of Directors shall fix for any series pursuant to Section 1(e) of this Division prior to the issuance thereof. At any time after notice as provided above has been deposited in the mail, the Corporation may deposit the aggregate redemption price of the shares of Preference Stock to be redeemed, together with accrued and unpaid dividends thereon to the redemption date, with any bank or trust company in Ohio or New York, New York, having capital and surplus of not less than $25,000,000, named in such notice, directed to be paid to the respective holders of the shares of Preference Stock so to be redeemed, in amounts equal to the redemption price of all shares of Preference Stock so to be redeemed, on surrender of the stock certificate or certificates held by such holders; and upon the deposit of such notice in the mail and the making of such deposit of money with such bank or trust company, such holders shall cease to be shareholders with respect to such shares; and from and after the time such notice shall have been so deposited and such deposit of money shall have been so made, such holders shall have no interest in or claim against the Corporation with respect to such shares, except only the right to receive such money from such bank or trust company without interest or to exercise, before the redemption date, any unexpired privileges of conversion. In the event less than all of the outstanding shares of Preference Stock are to be redeemed, the Corporation shall select by lot or pro rata the shares so to be redeemed in such manner as shall be prescribed by the Board of Directors.

           (2) If the holders of shares of Preference Stock which have been called for redemption shall not, within 6 years after such deposit, claim the amount deposited for the redemption thereof, any such bank or trust company shall, upon demand, pay over to the Corporation such unclaimed amounts and thereupon such bank or trust company shall be relieved of all responsibility in respect thereof and to such holders.

          (c) Except as otherwise provided in Section 5(d)(2) of this Division, the Corporation may also from time to time purchase or otherwise acquire, for a consideration, shares of its outstanding Preference Stock of any series.

          (d) Any shares of Preference Stock which are (1) redeemed by the Corporation pursuant to the provisions of this Section, (2) purchased and delivered in satisfaction of any sinking fund requirements provided for shares of such series, (3) converted in accordance with the express terms thereof, or (4) otherwise acquired by the Corporation, shall resume the status of authorized but unissued shares of Preference Stock without serial designation.

     Section 4.  Liquidation.

          (a) Subject to the prior preference with respect to distributions to holders of Preferred Stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation:

             (1) The holders of Preference Stock of any series shall, in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, be entitled to receive in full out of the assets of the Corporation, including its capital, before any amount shall be paid or distributed among the holders of the Common Stock or any other shares ranking junior to the Preference Stock, the amounts fixed with respect to shares of such series in accordance with
        Section 1 of this Division, plus an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to such liquidation, dissolution or winding up of the affairs of the Corporation; and in the event the net assets of the Corporation legally available therefor are insufficient to permit the payment upon all outstanding shares of Preference Stock of the full preferential amount to which they are respectively entitled, then such net assets shall be distributed ratably upon outstanding shares of Preference Stock in proportion to the full preferential amount to which each such share is entitled; and

             (2) After payment to the holders of Preference Stock of the full preferential amounts as aforesaid, the holders of Preference Stock, as such, shall have no right or claim to any of the remaining assets of the Corporation.

          (b) The merger or consolidation of the Corporation into or with any other corporation, the merger of any other corporation into it, or the sale, lease or conveyance of all or substantially all the property or business of the Corporation, shall not be deemed to be a dissolution, liquidation or winding up for the purposes of this Section.

          (c) Nothing in this Section 4 of this Division shall be deemed to prevent the purchase, acquisition or other retirement by the Corporation of any shares of its outstanding stock as now or in the future authorized or permitted by the laws of the State of Ohio.

     Section 5.  Voting.

          (a) The holders of Preference Stock shall have no voting rights, except as provided in this Section or required by law.

        (b) (1) If, and so often as, the Corporation shall be in default in the payment of the equivalent of the full dividends for a number of dividend payment periods (whether or not consecutive) which in the aggregate contain at least 540 days on any series of Preference Stock at the time outstanding, whether or not earned or declared, the holders of Preference Stock of all series, voting separately as a class, shall be entitled to elect, as herein provided, two members of the Board of Directors of the Corporation, subject to the prior rights of the holders of the Serial Preferred Stock as hereinbefore provided in Division A; provided, however, that the holders of shares of Preference Stock shall not have or exercise such special class voting rights except at meetings of such shareholders for the election of Directors at which the holders of not less than 50% of the outstanding shares of Preference Stock of all series then outstanding are present in person or by proxy; and provided further that the special class voting rights provided for in this paragraph when the same shall have become vested shall remain so vested until all accrued and unpaid dividends on the Preference Stock of all series then outstanding shall have been paid, whereupon the holders of Preference Stock shall be divested of their special class voting rights in respect of subsequent elections of Directors, subject to the revesting of such special class voting rights in the event hereinabove specified in this paragraph.

           (2) In the event of default entitling the holders of Preference Stock to elect two Directors as specified in paragraph (1) of this Subsection, a special meeting of such holders for the purpose of electing such Directors shall be called by the Secretary of the Corporation upon written request of, or may be called by, the holders of record of at least 10% of the shares of Preference Stock of all series at the time outstanding, and notice thereof shall be given in the same manner as that required for the annual meeting of shareholders; provided, however, that the Corporation shall not be required to call such special meeting if the annual meeting of shareholders shall be held within 120 days after the date of receipt of the foregoing written request from the holders of Preference Stock. At any meeting at which the holders of Preference Stock shall be entitled to elect Directors, the holders of 50% of the then outstanding shares of Preference Stock of all series, present in person or by proxy, shall be sufficient to constitute a quorum, and the vote of the holders of a majority of such shares so present at any such meeting at which there shall be such a quorum shall be sufficient to elect the members of the Board of Directors which the holders of Preference Stock are entitled to elect as hereinabove provided. Notwithstanding any provision of these Amended Articles of Incorporation or the Regulations of the Corporation or any action taken by the holders of any class of shares fixing the number of Directors of the Corporation, the two Directors who may be elected by the holders of Preference Stock pursuant to this Subsection shall serve in addition to any other Directors then in office or proposed to be elected otherwise than pursuant to this Subsection. Nothing in this Subsection shall prevent any change otherwise permitted in the total number of Directors of the Corporation or require the resignation of any Director elected otherwise than pursuant to this Subsection. Notwithstanding any classification of the other Directors of the Corporation, the two Directors elected by the holders of Preference Stock shall be elected annually for terms expiring at the next succeeding annual meeting of shareholders.

           (3) In case of any vacancy in the office of a director occurring among the directors elected by the holders of the Preference Stock, voting separately as a class, or of a vacancy in the office of his or her successor appointed as below provided, the remaining director so elected may elect a successor to hold office for the unexpired term of the director whose place shall be vacant. Likewise, in case of any vacancy in the office of a director occurring among the directors not elected by the holders of the Serial Preferred Stock or the Preference Stock, or of a vacancy in the office of his or her successor appointed as below provided, the remaining directors not elected by the holders of the Serial Preferred Stock or the Preference Stock, by affirmative vote of a majority thereof, or the remaining such director if there be but one, may elect a successor or successors to hold office for the unexpired term of the director or directors whose place or places shall be vacant.

          (c) The holders of the outstanding shares of any series of Preference Stock shall not have any right under the provisions set forth in this
     Section 5 to vote in respect of the authorization of issuance of any shares of any class of stock of the Corporation if, through the application of proceeds thereof or otherwise in connection therewith, provision is to be made for redemption or retirement of all of the shares of such series of Preference Stock at the time outstanding.

          (d) The affirmative vote or consent of the holders of at least two-thirds of the shares of Preference Stock at the time outstanding, voting or consenting separately as a class, given in person or by proxy either in writing or at a meeting called for the purpose, shall be necessary to effect any one or more of the following (but so far as the holders of Preference Stock are concerned, such action may be effected with such vote or consent):

             (1) Any amendment, alteration or repeal of any of the provisions of the Amended Articles of Incorporation or of the Regulations of the Corporation which affects adversely the preferences or voting or other rights of the holders of Preference Stock; provided, however, that for the purpose of this paragraph only, neither the amendment of the Amended Articles of Incorporation so as to authorize, create or change the authorized or outstanding amount of Preference Stock or of any shares of any class ranking on a parity with or junior to the Preference Stock nor the amendment of the provisions of the Regulations so as to change the number of directors of the Corporation shall be deemed to affect adversely the preferences or voting or other rights of the holders of Preference Stock; and provided further, that if such amendment, alteration or repeal affects adversely the preferences or voting or other rights of one or more but not all series of Preference Stock at the time outstanding, only the affirmative vote or consent of the holders of at least two-thirds of the number of the shares at the time outstanding of the series so affected shall be required; or

             (2) The purchase or redemption (for sinking fund purposes or otherwise) of less than of the Preference Stock then outstanding except in accordance with a stock purchase offer made to all holders of record of Preference Stock, unless all dividends on all Preference Stock then outstanding for all previous dividend periods shall have been declared and paid or funds therefor set apart and all accrued sinking fund obligations applicable thereto shall have been complied with.

          (e) The affirmative vote or consent of the holders of at least a majority of the shares of Preference Stock at the time outstanding, voting or consenting separately as a class, given in person or by proxy either in writing or at a meeting called for the purpose, shall be necessary to effect any one or more of the following (but so far as the holders of Preference Stock are concerned, such action may be effected with such vote or consent):

             (1) The sale, lease or conveyance by the Corporation of all or substantially all of its property or business;

             (2) The consolidation of the Corporation with or its merger into any other corporation, unless the corporation resulting from such consolidation or surviving such merger will not have after such consolidation or merger any class of shares either authorized or outstanding ranking prior to or on a parity with the Preference Stock except the same number of shares ranking prior to or on a parity with the Preference Stock and having the same rights and preferences as the shares of the Corporation authorized and outstanding immediately preceding such consolidation or merger (and each holder of Preference Stock immediately preceding such consolidation or merger shall receive the same number of shares with the same rights and preferences of the resulting or surviving corporation) provided, however, that no vote or consent of the holders of Preference Stock shall be necessary to effect the consolidation of the Corporation with or its merger into a company owning all or a majority of the Corporation's common stock, or any affiliate;

             (3) The authorization, creation or the increase in the authorized amount of any shares of any class or any security convertible into shares of any class, in either case ranking prior to the Preference Stock; or

             (4) The authorization of any shares ranking on a parity with or convertible into the Preference Stock, or convertible into a class of stock on parity with the Preference Stock, or an increase in the authorized number of shares of Preference Stock.

          (f) Neither the vote, consent nor any adjustment of the voting rights of holders of shares of Preference Stock shall be required for an increase in the number of shares of Common Stock authorized or issued or for stock splits of the Common Stock or for stock dividends on any class of stock payable solely in Common Stock; and none of the foregoing actions shall be deemed to affect adversely the preferences or voting or other rights of Preference Stock within the meaning and for the purpose of this Division.

     Section 6. Preemptive Rights. No holder of Preference Stock as such, shall have any pre-emptive right to purchase, have offered to him for purchase or subscribe for any of the Corporation's shares or other securities of any class, whether now or hereafter authorized.

     Section 7.  Definitions. For the purposes of this Division:

          (a) Whenever reference is made to shares "ranking prior to the Preference Stock", such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation are given preference over the rights of the holders of Preference Stock;

          (b) Whenever reference is made to shares "on a parity with the Preference Stock", such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends and as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation rank on an equality (except as to the amounts fixed therefor) with the rights of the holders of Preference Stock; and

          (c) Whenever reference is made to shares "ranking junior to the Preference Stock", such reference shall mean and include all shares of the Corporation other than those defined under Subsections (a) and (b) of this Section as shares "ranking prior to" or "on a parity with" the Preference Stock.

     Section 8.  Serial Preference Stock, $77.50 Series 1. Redeemed August 1,
     1989.

                                   DIVISION C

     The Common Stock shall have the following express terms:

     Section 1. General. The Common Stock shall be subject to the express terms of the Serial Preferred Stock and any series thereof and to the express terms of the Preference Stock and any series thereof. Each share of Common Stock shall be equal to every other share of Common Stock and the holders thereof shall be entitled to one vote for each share of Common Stock on all questions presented to the shareholders.

     Section 2. Changes in Number of Authorized Shares. The affirmative vote or consent of the holders of at least a majority of the shares of Common Stock at the time outstanding, voting or consenting separately as a class, given in person or by proxy either in writing or at a meeting called for the purpose, shall be necessary to effect a change in the authorized number of shares of the Corporation or of any class of such shares.

     Section 3. Pre-emptive Rights. No holder of Common Stock shall have any pre-emptive right to purchase, have offered to him for purchase or subscribe for any of the Corporation's shares or other securities of any class, whether now or hereafter authorized.

     ARTICLE FIVE. The Corporation, by action of the Board of Directors, may purchase shares of any class issued by the Corporation.

     ARTICLE SIX. These Amended Articles of Incorporation shall supersede and take the place of the heretofore existing Amended Articles of Incorporation of the Corporation and all amendments thereof prior to the date hereof.

                                                                     APPENDIX II

                          STATUTORY DISSENTERS' RIGHTS

1701.84  DISSENTING SHAREHOLDERS ENTITLED TO RELIEF

     The following are entitled to relief as dissenting shareholders under section 1701.85 of the Revised Code:

          (A) Shareholders of a domestic corporation which is being merged or consolidated into a surviving or new corporation, domestic or foreign, pursuant to section 1701.78 or 1701.79 of the Revised Code;

          (B) In the case of a merger into a domestic corporation, shareholders of the surviving corporation who under section 1701.78 of the Revised Code are entitled to vote on the adoption of an agreement of merger, but only as to the shares so entitling them to vote;

          (C) Shareholders, other than the parent corporation, of a domestic subsidiary corporation which is being merged into the domestic or foreign parent corporation pursuant to section 1701.80 of the Revised Code;

          (D) In the case of a combination or a majority share acquisition, shareholders of the acquiring corporation who under section 1701.83 of the Revised Code are entitled to vote on such transaction, but only as to the shares so entitling them to vote.

1701.85  RELIEF FOR DISSENTING SHAREHOLDERS; QUALIFICATIONS; PROCEDURES

     (A) (1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

          (2) In the case where the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder must be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares must not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on such proposal was taken at the meeting of the shareholders, the shareholder must deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, stating his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

          (3) In the case of a merger pursuant to section 1701.80 of the Revised Code, the dissenting shareholder must be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after there has been sent to him the notice provided in that section, the shareholder must deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

          (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new corporation, whether served before, on, or after the effective date of the merger or consolidation.

          (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, he shall, within fifteen days from the date of the sending of such request, deliver to the corporation the certificates requested, in order that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation shall promptly return such endorsed certificates to the shareholder. Failure on the part of the shareholder to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to him within twenty days after the lapse of the fifteen day period above mentioned, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation thereof in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued therefor shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. Such request by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

     (B) Unless the corporation and the dissenting shareholder shall have come to an agreement on the fair cash value per share of the shares as to which he seeks relief, the shareholder or the corporation, which in case of a merger or consolidation may be the surviving or the new corporation, may, within three months after the service of the demand by the shareholder, file a petition in the court of common pleas of the county in which the principal office of the corporation which issues such shares is located, or was located at the time when the proposal was adopted by the shareholders of the corporation, or, if the same was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within the period of three months, may join as plaintiffs, or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The petition shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such petition is required. Upon the filing of the petition, the court, on motion of the petitioner, shall enter an order fixing a date for hearing the petition, and requiring that a copy of the petition and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for hearing on the petition or any adjournment thereof, the court shall determine from the petition and from such evidence as is submitted by either party whether the shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court shall thereupon make a finding as to the fair cash value of a share, and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. Such a proceeding shall be a special proceeding within the meaning of section 2505.02 of the Revised Code, and final orders in it may be vacated, modified, or reversed as provided in sections 2505.01 to 2505.45 of the Revised Code. If during the pendency of any proceeding instituted under this section a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division
(D) of this section is applicable, the fair cash value of the shares as agreed upon by the parties or as fixed under this section shall be paid within thirty days after the date of final determination of such value under this division or the effective date of the amendment to the articles or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which such payment is made.

     (C) In the case where the proposal was required to be submitted to the shareholders of the corporation, fair cash value shall be determined as of the day prior to that on which the vote by the shareholders was taken, or, in the case of a merger pursuant to section 1701.80 of the Revised Code, the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share, for the purposes of this section, is the amount which a willing seller, under no compulsion to sell, would be willing to accept, and which a willing buyer, under no compulsion to purchase, would be willing to pay, but in no event shall the amount thereof exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

     (D) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if:

          (1) Such shareholder has not complied with this section, unless the corporation by its directors waives such failure;

          (2) The corporation abandons, or is finally enjoined or prevented from carrying out, or the shareholders rescind their adoption of the action involved;

          (3) The shareholder withdraws his demand, with the consent of the corporation by its directors;

          (4) The corporation and the dissenting shareholder shall not have come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation shall have filed or joined in a petition under division (B) of this section within the period provided.

     (E) From the time of giving the demand, until either the termination of the rights and obligations arising therefrom or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during suspension, any dividend or distribution is paid in money upon shares of such class, or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for said suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated otherwise than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 21  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS. See Exhibit Index and exhibits following.

     (B) FINANCIAL STATEMENT SCHEDULES. No schedules are required.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT FILE NO. 33-55513 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF INDEPENDENCE, STATE OF OHIO, ON APRIL 3, 1995.


                                        The Cleveland Electric Illuminating
                                        Company (Registrant)

                                        By   JANIS T. PERCIO
                                             Janis T. Percio, Secretary


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT FILE NO. 33-55513 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



               SIGNATURE                                TITLE                        DATE
- ----------------------------------------  ---------------------------------    ----------------
(i) Principal executive officer:

  *ROBERT J. FARLING                      Chairman and Chief Executive
   Robert J. Farling                      Officer

(ii) Principal financial officer:

  *GARY R. LEIDICH                        Vice President and Chief
   Gary R. Leidich                        Financial Officer

(iii) Principal accounting officer:

  *E. LYLE PEPIN                          Controller



                                                               April 3, 1995


   E. Lyle Pepin

(iv) Directors

  *ROBERT J. FARLING                      Director
   Robert J. Farling

  *MURRAY R. EDELMAN                      Director
   Murray R. Edelman

  *FRED J. LANGE, JR.                     Director
   Fred J. Lange, Jr.



*By  JANIS T. PERCIO


     Janis T. Percio,
     Attorney-in-Fact

                                 EXHIBIT INDEX

                            EXHIBITS FILED HEREWITH

     The following exhibits are filed herewith and made a part hereof:


EXHIBIT
NUMBER                                          DESCRIPTION
- -------       --------------------------------------------------------------------------------
   12(a)(2)   Statement regarding computation of ratio of earnings to fixed charges and preferred stock dividends of Cleveland Electric.
   12(b)(2)   Statement regarding computation of ratio of earnings to fixed charges and preferred stock dividends of Toledo Edison.
   12(c)(2)   Statement regarding computation of the pro forma ratio of earnings to fixed charges and preferred stock dividends for the combined Cleveland Electric and
              Toledo Edison Companies.
   23(a)(1)   Consent of Arthur Andersen LLP.
   23(b)(1)   Consent of Arthur Andersen LLP.

                                                                EXHIBIT 12(A)(2)

                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                             (Thousands of Dollars)

     Statement Setting Forth Computations Showing Satisfaction of the Requirements Specified in Regulation S-K, Item 503(d):

                                                                  YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------
                                                   1990        1991        1992        1993         1994
                                                 --------    --------    --------    ---------    --------
Consolidated Net Income (Loss).................  $242,328    $246,158    $204,939    $(587,147)   $185,431
Add
  Federal Income Taxes Expense.................    95,500     130,135      94,627     (247,966)     85,455
  Interest (a).................................   275,169     264,072     253,042      252,479     254,248
  Provision for Interest Element of Rentals
     (b).......................................    83,215      83,370      81,948       81,131      79,462
                                                 --------    --------    --------    ---------    --------
          Total Earnings.......................  $696,212    $723,735    $634,556    $(501,503)   $604,596
                                                 ========    ========    ========     ========    ========
Fixed Charges
  Interest (a).................................  $275,169    $264,072    $253,042    $ 252,479    $254,248
  Provision for Interest Element of Rentals
     (b).......................................    83,215      83,370      81,948       81,131      79,462
                                                 --------    --------    --------    ---------    --------
Total Fixed Charges............................  $358,384    $347,442    $334,990    $ 333,610    $333,710
                                                 --------    --------    --------    ---------    --------
Dividend Requirements..........................  $ 36,682    $ 35,857    $ 40,538    $  44,650    $ 45,437
100% -- Effective Tax Rate.....................     71.73%      65.42%      68.41%       70.31%      68.45%
                                                 --------    --------    --------    ---------    --------
Dividend Factor................................  $ 51,139    $ 54,810    $ 59,257    $  63,504    $ 66,380
                                                 --------    --------    --------    ---------    --------
Total Fixed Charges and Preferred Stock
  Dividends....................................  $409,523    $402,252    $394,247    $ 397,114    $400,090
                                                 ========    ========    ========     ========    ========
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends....................      1.70        1.80        1.61        (1.26)       1.51
                                                 ========    ========    ========     ========    ========

- ---------------

(a) Includes interest on first mortgage bonds, bank loans, commercial paper, pollution control notes, and other interest included in operation expenses; amortization of net premium, discount and expense on debt; and capitalized interest on nuclear fuel lease obligations.

(b) Includes the interest component of Bruce Mansfield sale and leaseback rentals, leased nuclear fuel in the reactor, and other miscellaneous rentals.

                                                                EXHIBIT 12(B)(2)

                           THE TOLEDO EDISON COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                             (Thousands of Dollars)

     Statement Setting Forth Computations Showing Satisfaction of the Requirements Specified in Regulation S-K, Item 503(d):

                                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------------------------
                                                     1990        1991        1992        1993         1994
                                                   --------    --------    --------    ---------    --------
Net Income (Loss)................................  $ 81,424    $ 49,613    $ 70,677    $(289,275)   $ 82,531
  Add
     Federal Income Taxes Expense (Credit).......    12,377      37,995      33,905     (139,479)     34,342
     Interest (a)................................   149,301     141,285     128,779      121,221     119,421
     Provision for Interest Element of Rentals
       (b).......................................   121,488     122,469     115,638      112,266     111,163
                                                   --------    --------    --------    ---------    --------
          Total Earnings.........................  $364,590    $351,362    $348,999    $(195,267)   $347,457
                                                   ========    ========    ========     ========    ========
Fixed Charges
     Interest (a)................................  $149,301    $141,285    $128,779    $ 121,221    $119,421
     Provision for Interest Element of Rentals
       (b).......................................   121,488     122,469     115,638      112,266     111,163
                                                   --------    --------    --------    ---------    --------
  Total Fixed Charges............................  $270,789    $263,754    $244,417    $ 233,487    $229,656
                                                   --------    --------    --------    ---------    --------
Dividend Requirements............................  $ 25,159    $ 24,792    $ 23,969    $  22,482    $ 20,220
100% - Effective Tax Rate........................     86.81%      56.63%      67.58%       67.47%      70.62%
                                                   --------    --------    --------    ---------    --------
Dividend Factor..................................  $ 28,982    $ 43,779    $ 35,468    $  33,321    $ 28,632
                                                   --------    --------    --------    ---------    --------
Total Fixed Charges and Preferred Stock
  Dividends......................................  $299,771    $307,533    $279,885    $ 266,808    $259,216
                                                   ========    ========    ========     ========    ========
Ratio of Earnings to Fixed Charges and Preferred
  Stock Dividends................................      1.22        1.14        1.25        (0.73)       1.34
                                                   ========    ========    ========     ========    ========

- ---------------

(a) Includes interest on first mortgage bonds, bank loans, commercial paper, pollution control notes, and other interest included in operation expenses; amortization of net premium, discount and expense on debt; and capitalized interest on nuclear fuel lease obligations.

(b) Includes the interest component of Beaver Valley and Bruce Mansfield sale and leaseback rentals, leased nuclear fuel in the reactor, and other miscellaneous rentals.

                                                                EXHIBIT 12(C)(2)

    THE COMBINED CLEVELAND ELECTRIC ILLUMINATING AND TOLEDO EDISON COMPANIES

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
                                   DIVIDENDS

                             (Thousands of Dollars)

     Statement Setting Forth Computations Showing Satisfaction of the Requirements Specified in Regulation S-K, Item 503(d):

                                                                    YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------------------------
                                                    1990          1991         1992        1993         1994
                                                 ----------    ----------    --------    ---------    --------
Net Income (Loss)............................... $  323,752    $  295,771    $275,616    $(876,422)   $267,962
  Add
     Federal Income Taxes Expense (Credit)......    107,877       168,130     128,532     (387,445)    119,797
     Interest (a)...............................    421,487       404,858     381,601      373,700     372,536
     Provision for Interest Element of Rentals
       (b)......................................    204,703       205,839     197,586      193,396     190,626
                                                 ----------    ----------    --------    ---------    --------
          Total Earnings........................ $1,057,819    $1,074,598    $983,335    $(696,771)   $950,921
                                                  =========     =========    ========     ========    ========
Fixed Charges
  Interest (a).................................. $  421,487    $  404,858    $381,601    $ 373,700    $372,536
  Provision for Interest Element of Rentals
     (b)........................................    204,703       205,839     197,586      193,396     190,626
                                                 ----------    ----------    --------    ---------    --------
  Total Fixed Charges........................... $  626,190    $  610,697    $579,187    $ 567,096    $562,234
                                                 ----------    ----------    --------    ---------    --------
Dividend Requirements........................... $   61,841    $   60,649    $ 64,507    $  67,132    $ 65,657
100% -- Effective Tax Rate......................      75.01%        63.76%      68.20%       69.34%      69.11%
                                                 ----------    ----------    --------    ---------    --------
Dividend Factor................................. $   82,444    $   95,121    $ 94,585    $  96,816    $ 95,004
                                                 ----------    ----------    --------    ---------    --------
Total Fixed Charges and Preferred Stock
  Dividends..................................... $  708,346    $  705,756    $673,881    $ 663,646    $657,314
                                                  =========     =========    ========     ========    ========
Ratio of Earnings to Fixed Charges and Preferred
  Stock Dividends...............................       1.49          1.52        1.46        (1.05)       1.44
                                                  =========     =========    ========     ========    ========

- ---------------

(a) Includes interest on first mortgage bonds, bank loans, commercial paper, pollution control notes, and other interest included in operation expenses; amortization of net premium, discount and expense on debt; and capitalized interest on nuclear fuel lease obligations.

(b) Includes the interest component of Beaver Valley and Bruce Mansfield sale and leaseback rentals, leased nuclear fuel in the reactor, and other miscellaneous rentals.

                                                                EXHIBIT 23(A)(1)

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the use of our report dated February 17, 1995, included in this Registration Statement, and to the incorporation by reference of our report contained in The Cleveland Electric Illuminating Company's Form 10-K for the year ended December 31, 1994, and to all references to our Firm included in this Registration Statement.

                                            /s/ Arthur Andersen LLP

                                            Arthur Andersen LLP

Cleveland, Ohio
March 31, 1995

                                                                EXHIBIT 23(B)(1)

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the use of our report dated February 17, 1995, included in this Registration Statement, and to the incorporation by reference of our report contained in The Toledo Edison Company's Form 10-K for the year ended December 31, 1994, and to all references to our Firm included in this Registration Statement.

                                            /s/ Arthur Andersen LLP

                                            Arthur Andersen LLP

Cleveland, Ohio
March 31, 1995